As filed with the Securities and Exchange Commission on July 6, 2011
Registration No. 333-174246

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NATIONSTAR MORTGAGE HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	6162	45-2156869
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

350 Highland Drive
Lewisville, Texas 75067
(469) 549-2000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Anne Sutherland, Esq.
Executive Vice President and General Counsel
Nationstar Mortgage Holdings Inc.
350 Highland Drive
Lewisville, Texas, 75067
(469) 549-2000
(Name, address, including zip code, and telephone
number, including area code, of agent for service)	Duane McLaughlin, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000 (Copies of all communications, including communications sent to agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Amount	Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	to be	Offering	Aggregate	Registration
Securities to be Registered	Registered	Price Per Unit	Offering Price(1)	Fee(2)
Common stock, $0.01 par value per share		$	$400,000,000.00	$46,440.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).

(2)	Calculated pursuant to Rule 457 under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 6, 2011

PROSPECTUS

Shares

Nationstar Mortgage Holdings Inc.

Common Stock

This is an initial public offering of common stock of Nationstar Mortgage Holdings Inc. We are selling           shares of our common stock and the Initial Stockholder identified in this prospectus is selling an additional           shares of our common stock. We will not receive any proceeds from the sale of our common stock by the Initial Stockholder. After this offering, the Initial Stockholder, an entity owned primarily by certain private equity funds managed by an affiliate of Fortress Investment Group LLC, will own approximately     % of our common stock.

The estimated initial public offering price is between $      and $      per share. Our common stock has been authorized for listing on the New York Stock Exchange under the symbol “          ”, subject to official notice of issuance.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the Initial Stockholder (before expenses)	$	$

We have granted the underwriters the right to purchase up to           additional shares of common stock, and the Initial Stockholder has granted the underwriters an option to purchase up to           additional shares of common stock, in each case at the public offering price less underwriting discounts and commissions, for the purpose of covering over-allotments.

Delivery of the shares of common stock will be made on or about          , 2011.

The date of this prospectus is          , 2011.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the Initial Stockholder and underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the Initial Stockholder and underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Until          , 2011 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to each dealer’s obligation to deliver a prospectus when acting as underwriter and with respect to its unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock.

Nationstar Mortgage Holdings Inc. is a newly formed Delaware corporation that has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement. Unless the context suggests otherwise, references in this prospectus to “Nationstar,” the “Company,” “we,” “us,” and “our” refer to Nationstar Mortgage LLC and its consolidated subsidiaries prior to the consummation of the Restructuring (as defined below), and to Nationstar Mortgage Holdings Inc. and its consolidated subsidiaries after the consummation of the Restructuring. References in this prospectus to “Fortress” refer to Fortress Investment Group LLC. All amounts in this prospectus are expressed in U.S. dollars and the financial statements have been prepared in accordance with generally accepted accounting principles in the Unites States (“GAAP”).

COMPANY OVERVIEW

We are a leading residential mortgage loan servicer and one of the top five non-bank servicers in the United States as measured by aggregate unpaid principal balance of loans serviced. Our servicing portfolio consists of over 404,000 loans with an aggregate unpaid principal balance of $67.0 billion as of March 31, 2011. We service mortgage loans in all 50 states, and we are licensed as a residential mortgage loan servicer and/or a third-party default specialist in all states that require such licensing. In addition to our core Servicing business, we currently originate primarily conventional agency (Fannie Mae and Freddie Mac, collectively the “government sponsored enterprises” or the “GSEs”) and government (Federal Housing Administration and Department of Veterans Affairs) residential mortgage loans, and we are licensed to originate residential mortgage loans in 49 states.

Our headquarters and operations are based in Lewisville, Texas. As of April 30, 2011, we had a total of 2,176 employees. Our business primarily consists of our core Servicing platform and adjacent businesses, and is complemented by our Originations segment that helps replace a portion of our servicing portfolio run-off.

Loan Servicing

Servicing:  We are currently ranked in the top five among non-bank servicers (based on total aggregate unpaid principal balance), and we have established significant relationships with leading mortgage investors. These investors include the GSEs, regulatory agencies, major banks, private investment funds and other financial institutions and investors that expect to benefit from lower delinquencies and losses on portfolios that we service on their behalf. We believe our demonstrated performance in servicing loans has enabled us to grow our servicing portfolio from $12.7 billion as of December 31, 2007, to $67.0 billion as of March 31, 2011, representing a compound annual growth rate of 67%. We have added portfolios from 10 new servicing clients in the last 30 months. Additionally, our growth is the result of multiple transfers from our client base, which evidences our ability to exceed client performance expectations. We expect to continue to grow our Servicing portfolio and are currently pursuing opportunities to acquire mortgage servicing rights or enter into subservicing agreements.

Loan servicing primarily involves the calculation, collection and remittance of principal and interest payments, the administration of mortgage escrow accounts, the collection of insurance claims, the administration of foreclosure procedures, the management of real estate owned and the disbursement of required advances. We utilize a flexible, customer-centric mortgage servicing model that focuses on asset performance through increased personal contact with borrowers and loss mitigation tools designed to decrease borrower delinquencies and defaults and to increase borrower repayment performance with a goal of home ownership preservation. Our operating culture emphasizes individual default specialist accountability (what we refer to as credit loss ownership) for improved asset performance and cash flow and reduced credit losses. Our servicing model and operating culture have proven even more valuable in the current distressed residential mortgage market, and we have established an excellent track record servicing credit-sensitive loans.

Our Servicing segment produces recurring, fee-based revenues based upon contractually established servicing fees. Servicing fees consist of an amount based on either the unpaid principal balance of the loans serviced or a per-loan fee amount and also include ancillary fees such as late fees. In addition, we earn interest income on amounts deposited in collection accounts and amounts held in escrow to pay property taxes and insurance, which we refer to as float income. We also generate incentive fees from owners of the loans that we service for meeting certain delinquency and loss goals and for arranging successful loss mitigation programs. Moreover, we earn incentive fees from the U.S. Treasury for loans that we successfully modify within the parameters of the Home Affordable Modification Program (“HAMP”) and other assistance programs it sponsors.

Adjacent Businesses:  In addition to our Servicing business, we have successfully launched and recently expanded our complementary businesses that provide significant opportunity for incremental earnings and require minimal capital investment. We provide these services by leveraging our servicing expertise for our current clients for either a base and/or incentive fee. A summary of these adjacent businesses is provided below:

•	REO management involves comprehensive management of foreclosed properties from property inspection and listing to property preservation and sale. Our proven ability to shorten the REO disposition timeline lowers costs for our REO clients and leads to increased REO assets being awarded to us over time.

•	Recovery services involve collecting charged-off mortgage deficiencies and other losses incurred by the investor. Our ability to successfully increase borrower contact rates and obtain payment in full, negotiate discounted payoffs or arrange repayment plans enables us to collect more money in less time for our clients.

•	National Real Estate Information Services (“NREIS”), an ancillary real estate services and vendor management company in which we purchased a non-controlling interest on March 31, 2011, offers comprehensive settlement and property valuation services for both origination and default management channels. Direct or indirect product offerings include title insurance agency, tax searches, flood certifications, default valuations, full appraisals and broker price opinions.

Loan Originations

We are one of the few non-bank servicers in the United States with an established in-house loan origination platform. Our origination business provides (i) an organic source of new loans to service in order to replace portfolio run-off; (ii) a servicing portfolio retention source by providing refinancing services to our existing servicing customers; and (iii) a loss mitigation solution for our Servicing clients and customers by offering refinancing options to borrowers allowing them to lower monthly payments and therefore lowering the risk of their defaulting.

We currently originate primarily conventional agency and government mortgage loans, and we are licensed to originate residential mortgage loans in 49 states. We offer both purchase and refinance loans through a direct-to-consumer retail channel and a third-party wholesale channel. In 2010 and in the first quarter of 2011, we originated $2.8 billion and $0.7 billion, respectively, in aggregate principal balance consisting primarily of conventional residential mortgage loans.

Our origination strategy is predicated on creating loans that are readily sold into a liquid market either through securitizations backed by the GSEs on a servicing retained basis, or through servicing released whole loans sales to major conduit investors. Loans are typically securitized or sold within 30 days of origination and not intended to be held on our balance sheet on a long-term basis. The interest rate risk inherent in the originations process is mitigated through a disciplined hedging program intended to minimize exposure to changes in underlying interest rates.

MARKET OPPORTUNITY

Loan Servicing

According to Inside Mortgage Finance, there are approximately $10.5 trillion of residential mortgages outstanding in the United States with the majority of servicing performed by the nation’s four largest money center banks: Bank of America, Wells Fargo, Chase and Citi. Together, these four institutions service approximately 54% of all outstanding mortgage loans for one to four-family residences as of March 31, 2011.

We believe the residential loan servicing market consists of traditional (bank-owned) servicers and more specialized servicers with an enhanced asset performance and loss mitigation focus (high touch servicers). The traditional servicer model consists of processing mortgage payments and minimizing expense. Traditional servicers function well in environments characterized by low delinquencies and defaults. These servicers mainly service conventional, performing mortgages and are most effective at routine account management of portfolios with low delinquencies that require limited interaction with borrowers (front-end activities). In contrast, the more specialized, high touch servicer model places more emphasis on borrower contact and interaction, improving asset performance and foreclosure avoidance (back-end activities), and functions well in environments characterized by elevated delinquencies, foreclosures and real estate owned activity, in addition to more normalized environments.

We believe the current dynamics of the residential mortgage market represent an exceptional opportunity for leading, non-bank servicers to grow their servicing portfolios by acquiring mortgage servicing rights, entering into subservicing contracts and by assuming responsibility for mortgage operations from regulated entities. We anticipate the following factors will continue to result in a market supply and demand imbalance:

•	Elevated delinquencies and foreclosures favoring servicers with strong capabilities in asset performance and loss mitigation;

•	Regulatory and legislative actions such as Basel III and other factors leading bank-owned servicers to divest mortgage servicing rights or outsource significant segments of their mortgage operations;

•	Numerous industry reforms including the Qualified Residential Mortgage (“QRM”) provision in the Dodd-Frank Wall Street Reform and Consumer Protection Act; the negotiations involving the 50 State Attorneys General, certain federal regulators and servicers; the enforcement consent orders entered into by 14 of the largest mortgage servicers and four federal agencies; and the initiative of the Federal Housing Finance Agency to align the servicing requirements related to delinquent mortgages and to modify the servicing compensation related to Fannie Mae and Freddie Mac loans; and

•	Anticipated reduced participation of the GSEs and other regulated entities in the residential mortgage market, which we believe is incentivizing these entities to accelerate the facilitation of servicing transfers to existing strong servicers.

We believe there are a very limited number of servicers such as us who are able to perform both front- and back-end functions effectively in a variety of market environments. We believe we are attractively positioned to capitalize on the current and future state of the residential servicing sector due to our proficiency in servicing both higher risk accounts and newly originated loans with attractive financial returns.

We believe that our demonstrated performance in servicing loans for the GSEs and other governmental entities, several major money center banks, and other entities has facilitated our acquisitions of over 30 servicing portfolios totaling approximately $60 billion since November 2008 from 10 different counterparties. These acquisitions helped us grow our servicing portfolio from $12.7 billion as of December 31, 2007, to $67.0 billion as of March 31, 2011, and have demonstrated both our ability to source and grow our business as well as our scalable capacity to meet our clients’ needs. Over 75% of the $60 billion increase in our portfolio represents loans in a current state evidencing our clients’ confidence in our ability to execute both front- and back-end servicing requirements.

Adjacent Businesses

Historic high levels of delinquencies, foreclosures and real estate owned have presented increased opportunities for providers of residential mortgage services. According to Dominion Bond Rating Service (DBRS), a globally recognized credit rating agency, foreclosure filings and completed foreclosures are expected to reach record levels in 2011. Additionally, the American Society of REO Specialists expects real estate owned inventory to exceed four million properties over the next year, a substantial increase from the current inventory of two million properties. The demand for adjacent mortgage services — REO management, loan recovery and title and valuation activities — is dependent upon the number of delinquent and foreclosure loans and the amount of real estate owned, all of which are projected to remain elevated. Mortgage origination activities also drive demand for title and valuation products as both are required by new purchase and refinance originations. We believe our position as a captive provider of REO management and loan recovery services, and our non-controlling interest in NREIS, will further enable us to capitalize upon industry opportunities.

Loan Originations

According to Inside Mortgage Finance, total residential mortgage originations in the United States were $1.6 trillion in 2010, a decrease of 13% compared to 2009. Of the 2010 originations, approximately 87% were conforming mortgages guaranteed by government sponsored enterprises, including Fannie Mae and Freddie Mac, or government agencies such as the Federal Housing Administration and the Department of Veterans Affairs. From 2006 to 2010, the annual aggregate principal balance of newly originated mortgage loans that were either insured or guaranteed by government agencies or sold to government sponsored enterprises or into government securitizations increased from $0.9 trillion to $1.4 trillion, representing a compound annual growth rate of 11%. In 2010, major money center banks decreased their aggregate originations as compared to 2009 — Wells Fargo, Bank of America and Citi decreased volumes 8%, 22% and 18%, respectively — whereas our origination volume increased 85% over the same period.

Servicers such as us with captive origination platforms are able to utilize their loan origination capabilities to supplement loss mitigation strategies for delinquent loans they service, as well as help create an organic source of new servicing, at an attractive Mortgage Servicing Right (“MSR”) price, to help replace portfolio run-off. As Fannie Mae, Freddie Mac, the Mortgage Bankers Association and a number of economists project interest rates to increase over the next several years, we believe our ability to re-direct resources from pure refinance activities to focus on purchase origination strategies will position us to gain share in the residential mortgage origination market.

OUR COMPETITIVE STRENGTHS

We believe our servicing platform combined with our originations and adjacent businesses positions us well for a variety of market environments. We believe the following competitive strengths contribute to our leading market position and differentiate us from our competition.

Market Leading Residential Mortgage Loan Servicer

We believe we are uniquely positioned to benefit from the current stressed environment and future state of the residential servicing sector due to our proficiency servicing both higher risk accounts and newly originated loans. Since November 2008, we have boarded over $60 billion in new loans, which we believe is among the highest in the industry and demonstrates our ability to successfully transfer loans to our servicing platform, improve asset performance and provide an exceptional customer experience.

Our servicing model focuses on asset performance with the goal of increasing personal contact with borrowers, reducing credit losses and maximizing cash collections in order to provide superior results. This highly flexible model allows for customization to meet individual borrower requirements, and is further differentiated by providing personal contact at critical borrower touch points, including via telephone, mail, electronic communications and other personal contact methods. Our approach facilitates strong relationships with borrowers and greater employee accountability for desired performance. We believe our proprietary loss mitigation system gives our employees the tools necessary to help customers evaluate options to drive the best possible outcome. We believe that our servicing expertise and focus on optimal outcomes reduces credit impairments and losses to loan investors and our clients.

Attractive Business Model with Strong Cash Flow

Our Servicing platform produces recurring, fee-based revenues based upon contractually established (predictable) servicing fees, and we are exposed to minimal credit risk with respect to the mortgage loans that we service. We believe that we continue to demonstrate our ability to produce lower delinquency rates on the loans we service, including credit-sensitive loans, compared to our competitors. By reducing credit losses, we have earned repeat business from our most valued strategic relationships. We believe that we will continue to acquire mortgage servicing rights at attractive prices from mortgage investors or provide subservicing for third parties that value our servicing capabilities.

Our business model generates strong, predictable cash flow. As a non-bank servicer, we are not bound by the same regulatory capital requirements as bank-owned servicers. We own mortgage servicing rights that typically require a capital investment to purchase and we provide subservicing of loans owned by others, which typically does not require a significant capital investment. We expect to acquire additional mortgage servicing rights and enter into additional subservicing agreements in the future.

We believe that our in-house originations business differentiates us from other non-bank servicers without an origination platform by: (i) providing us with a more cost-effective alternative to purchasing new mortgage servicing rights as the unpaid principal balance of our existing servicing portfolio decreases over time; (ii) diversifying our revenue in a variety of interest rate environments; and (iii) providing us an additional tool for loss mitigation through refinancing efforts. Additionally, we have successfully launched and recently expanded our adjacent businesses that we believe provide significant opportunity for incremental earnings and require minimal capital investment.

Scalable, Proven Platform Coupled with Asset Evaluation and Acquisition Expertise

Establishing a servicing platform requires significant initial capital investments, infrastructure, licensing and expertise to effectively service loans, which creates substantial barriers to entry. We operate a highly scalable platform as evidenced by the growth in our unpaid principal balance from $12.7 billion at December 31, 2007 to $67.0 billion as of March 31, 2011. We can service additional accounts with our existing infrastructure, real estate and technology platform with minimal incremental fixed costs. Our platform gives us the ability to add highly profitable and accretive business. As such, we have invested in our loan administration and customer service servicing divisions to accommodate the increased scale and size of our portfolio, which allows us to service newly originated conventional mortgage loans with attractive financial returns in a variety of operating and economic environments.

We believe we have demonstrated our ability to grow servicing through acquiring mortgage servicing rights and entering into subservicing contracts. By executing over 30 deals in the last 30 months comprising more than 250 separate transfers of more than 350,000 total accounts with approximately $60 billion in unpaid principal balance, we believe we have demonstrated a proven process and methodology of integrating additional loans onto our platform and improving their performance. We believe these acquisitions and agreements can be attributed to our established track record in servicing residential mortgage loans, and we believe that our track record, together with our scalable platform, positions us well relative to our competitors to acquire additional servicing rights and enter into additional subservicing contracts in the future.

Culture of Credit Loss Ownership and Accountability

Since our inception, our operating culture has emphasized credit loss ownership (our term for individual default specialist accountability for asset performance). We establish financial and operational goals across all levels of the organization, and compensation for all of our employees is based upon achieving desired results. As a result, we have a streamlined organizational structure that allows us to react to business needs and changes in an expeditious manner. We strongly endorse a promote from within culture and facilitate this process through our Manager In Training program. We believe that our culture of credit loss ownership and accountability has enabled us to outperform the industry. As an example, a portion of our servicing portfolio is comprised of non-prime collateral held by third party investors in asset-backed securities (“ABS”). As of February 2011, our 60 or more day delinquency rate for our ABS portfolio (as a percentage of current balance) was approximately 23%, while according to LoanPerformance.com, the average delinquency rate of the ABX 06-1 through 07-2 Mortgage Indices was approximately 42%. The ABX.HE is a series of indices based on representative bonds issued from 2005 to 2007 that consist of non-prime mortgages. The ABX indices are commonly used by investors to benchmark collateral performance for ABS.

We promote both HAMP and non-HAMP loan modifications as an effective alternative to foreclosure that presents a “win-win” situation for both investors and borrowers. In 2010, we completed over 41,000 total loan modifications, of which approximately 12,500 were HAMP modifications.

Strong and Seasoned Management Team

Our senior management team is comprised of experienced mortgage industry executives with an average of approximately 26 years in the industry and a track record of generating financial and operational improvements. Our CEO and CFO have been with us for more than a decade and have managed the company through the most recent economic downturn and through multiple economic cycles. Several members of our management team have held senior positions at other residential mortgage companies. Our senior management team has demonstrated its ability to adapt to changing market conditions and has developed a proven ability to identify, evaluate and execute successful portfolio and platform acquisitions. We believe that the experience of our senior management team and its management philosophy are significant contributors to our operating performance.

OUR GROWTH STRATEGY

Our primary goal is to grow our servicing portfolio by (i) employing a high touch approach on the back-end to increase the value of our clients’ loans by reducing delinquencies and credit losses, and (ii) operating the front-end with maximum efficiency through scale and technology. This goal is achieved through our culture, processes and expertise. We plan to grow our revenue, operating cash flow and net income by employing the following business strategies:

Capitalize on Industry Opportunities

We believe we are well positioned to benefit from the current trends in the residential mortgage industry. The disruption in the mortgage industry has resulted in limited access to funding and capital, lower than anticipated performance of residential portfolios and a strong demand for high touch servicing with a track record of improving asset performance. We believe that many competitors with significant residential exposure or limited access to capital do not have sufficient internal capacity to perform this type of servicing and are selling mortgage servicing rights or outsourcing their servicing to strong counterparties. Additionally, due to a variety of economic factors, residential loan delinquencies and related losses are at historical highs, prompting the GSEs and other owners of residential mortgage loans to focus on home ownership preservation and servicing for superior credit performance. These dynamics allow existing strong servicers the opportunity to acquire or subservice additional portfolios with attractive financial returns.

Additionally, we believe pending changes in the regulatory environment regarding servicing compensation, limitations of MSR on Tier 1 capital (Basel III), the negotiations involving the 50 State Attorneys General, certain federal regulators and servicers, and the enforcement consent orders entered into by 14 of the largest mortgage servicers and four federal agencies will significantly impact large bank-owned servicers and may lead many to divest a portion of their MSR holdings and/or outsource significant segments of their mortgage operations. Furthermore, through our business development efforts, we have seen instances where some of the largest holders of mortgage servicing are seeking to transform their mortgage business into a product offering. Rather than having an investment in mortgage servicing operations, they are partnering with companies who can provide this service to their customers. We believe we are well positioned to take advantage of this emerging industry trend.

Maintain and Grow Our Fee-Based Servicing Portfolio

Our servicing business produces recurring, fee-based revenues based upon contractually established servicing fees. We intend to continue to utilize our established and scalable servicing platform to grow our servicing operations organically through our existing client base. We believe that we will continue to benefit from our strong relationships with the GSEs and other third party investors, which we believe will enable us to acquire additional servicing rights and enter into additional subservicing contracts in order to grow our business.

Our origination business also provides the opportunity to replace portfolio run-off by creating a mortgage servicing right at an attractive price and provides an alternative loss mitigation strategy through refinancing. Much of the refinancing is through special programs (e.g., HAMP, Hope for Homeowners, and FHA Negative Equity Program) where we excel at helping a borrower find a program that matches his or her unique situation.

Engage in Opportunistic Acquisitions and New Business Opportunities

There are numerous banks, insurance companies and other financial entities that have significant exposure to the residential mortgage sector. Our management, together with our dedicated operations and business development teams, have extensive business and corporate expertise, receive numerous requests to review potential acquisition opportunities and continually conduct due diligence to identify potential opportunistic acquisitions.

In 2010, we expanded our business development team and hired a dedicated senior manager whose primary role is to identify, evaluate, and enhance both new and existing acquisition/partnership opportunities. As of April 30, 2011, we had a team of eight individuals who are dedicated to business development and focused on select areas of the mortgage industry (e.g. national banks, REO finance, community banks, etc.). Our business development success is evidenced by the identification and retention of 10 new clients over the past 30 months. We are currently seeking additional opportunities and believe there will continue to be significant opportunities to take advantage of the dislocation in the residential mortgage sector and to acquire assets at attractive valuations. We intend to opportunistically grow our business through executing subservicing contracts and acquiring mortgage servicing rights, servicing platforms, originations platforms and complementary adjacent businesses. We may purchase assets and/or platforms of significant size. We believe there are several assets and platforms currently for sale in our industry and we are currently in the process of pursuing a number of such opportunities.

Continue To Expand Our Adjacent Businesses and Originations Platform

Our adjacent businesses complement our core Servicing operations. REO Management includes both disposal and financing opportunities through our origination platform. The Recovery unit leverages the existing servicing portfolio and provides recovery services to third parties to collect on charge-off deficiency judgments and collateral representations. NREIS provides title, settlement, valuation, and foreclosure related services to Nationstar and other third parties. As our own servicing portfolio and origination volume grows, these businesses will benefit. In addition, our business development team is active in sourcing third parties to extend our REO Management and Recovery Services. Also, NREIS has its own sales group to expand its client base to other banks and mortgage companies.

Our Originations business diversifies our offering of mortgage services and further stabilizes our revenue and expected earnings stream by providing us with a natural hedge against fluctuations in prevailing interest rates. We have a diversified, multi-channel strategy to continue to build our conventional product originations platform in order to organically replace servicing run-off. Through our origination platform, we are also able to create loan servicing assets at prices below where our servicing competitors can purchase comparable mortgage servicing rights. Also, we can recapture loan payoffs in our existing servicing portfolio by providing origination services to our existing borrowers and offer special loss mitigation alternatives through refinancings.

We believe that there are significant opportunities to originate loans for servicers and other financial institutions lacking origination capacity, and we intend to capitalize on these opportunities by expanding our retail channels. Our expansion efforts will focus primarily on purchase money lending, which is a stable origination source through various interest rate cycles. Unlike certain competitors who are required to utilize third-party intermediaries in transactions with the GSEs and Ginnie Mae, we are a direct lender with the capability to sell loans directly to the GSEs and to securitize loans directly with Ginnie Mae. We believe that this capability allows us to control the credit quality of the loans we originate, thereby reducing our repurchase risk.

Corporate and Other Information

Nationstar Mortgage Holdings Inc. was recently incorporated for the purpose of effecting this offering and currently holds no material assets and does not engage in any operations. Prior to the completion of this offering, all of the equity interests in Nationstar Mortgage LLC will be transferred from FIF HE Holdings LLC (our “Initial Stockholder”) to two direct, wholly-owned subsidiaries of Nationstar Mortgage Holdings Inc. (the “Restructuring”). Additionally, as part of the Restructuring, certain parent entities of our Initial Stockholder that do not have any material assets or material liabilities other than their direct or indirect ownership of our Initial Stockholder, or any operations, will be merged with and into Nationstar Mortgage Holdings Inc., and the former shareholders of those parent entities will receive equity interests in our Initial Stockholder. Upon the completion of the Restructuring, we will conduct our business through Nationstar Mortgage LLC and its consolidated subsidiaries.

Our executive offices are located at 350 Highland Drive, Lewisville, Texas 75067 and our telephone number is (469) 549-2000. Our Internet website address is www.nationstarmtg.com. Information on, or accessible through, our website is not part of this prospectus.

Nationstar Mortgage LLC was formed in 1994 in Denver, Colorado as Nova Credit Corporation, a Nevada corporation. In 1997, it moved its executive offices and primary operations to Dallas, Texas and changed its name to Centex Credit Corporation. In 2001, Centex Credit Corporation was merged into Centex Home Equity Company, LLC, a Delaware limited liability company (“CHEC”). In 2006, FIF HE Holdings LLC, acquired all of its outstanding membership interests (the “Acquisition”), and it changed its name to Nationstar Mortgage LLC.

Our Principal Stockholders

Following the completion of this offering, FIF HE Holdings LLC, an entity owned primarily by certain private equity funds managed by an affiliate of Fortress, a leading global investment manager that offers alternative and traditional investment products, will own approximately     % of our outstanding common stock, or     % if the underwriters’ over-allotment option is fully exercised. FIF HE Holdings LLC is referred to in this prospectus as our “Initial Stockholder.” After this offering, the Initial Stockholder will own shares sufficient for the majority vote over fundamental and significant corporate matters and transactions. See “Risk Factors — Risks Related to Our Organization and Structure.”

Ownership Structure

Set forth below is the ownership structure of Nationstar Mortgage Holdings Inc. and its subsidiaries upon consummation of the Restructuring and this offering.

The Offering

Common stock we are offering	shares

Common stock offered by the Initial Stockholder	shares

Common stock to be issued and outstanding after this offering	shares

Use of proceeds by us	We estimate that the net proceeds to us from the sale of shares in this offering, after deducting offering expenses, will be approximately $ million, assuming the shares are offered at $ per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering for working capital and other general corporate purposes. See “Use of Proceeds.” We will not receive any proceeds from the sale of our common stock by the Initial Stockholder, including any proceeds the Initial Stockholder may receive from the exercise by the underwriters of their over-allotment option.

Dividend policy	We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business.

Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements and restrictions that may be imposed by the indenture for our 10.875% senior notes due 2015. See “Dividend Policy.”

Risk factors	Please read the section entitled “Risk Factors” beginning on page 15 for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock.

Proposed New York Stock Exchange symbol

The number of shares of common stock to be issued and outstanding after the completion of this offering is based on           shares of common stock issued and outstanding as of , 2011, and excludes an additional           shares reserved for issuance under our equity incentive plan, all of which remain available for grant.

Except as otherwise indicated, all information in this prospectus:

•	assumes an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus;

•	assumes no exercise by the underwriters of their option to purchase an additional shares of common stock from the Initial Stockholder to cover over-allotments; and

•	assumes shares will be issued to certain of our directors after , 2011 but prior to completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize consolidated financial information of Nationstar Mortgage LLC, our predecessor company, as well as pro forma information that reflects the impact of our conversion to a taxable entity from a disregarded entity for tax purposes. We were formed on May 9, 2011 and have not, to date, conducted any activities other than those incident to our formation and the preparation of this registration statement. We were formed solely for the purpose of reorganizing the organizational structure of FIF HE Holdings LLC and Nationstar Mortgage LLC, so that the issuer is a corporation rather than a limited liability company and our existing investors will own common stock rather than equity interests in a limited liability company. You should read these tables along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The summary consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the summary consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2008 has been derived from our audited financial statements, which is not included in this prospectus.

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2009	2010	2010	2011
	(dollars in thousands, except for per share amounts)
Statement of Operations Data:
Revenues:
Total fee income	$74,007	$100,218	$184,084	$38,750	$64,686
Gain (loss) on mortgage loans held for sale	(86,663)	(21,349)	77,344	12,429	20,506

Total revenues	(12,656)	78,869	261,428	51,179	85,192
Total expenses and impairments	147,777	142,367	220,976	40,089	68,121
Other income (expense):
Interest income	92,060	52,518	98,895	31,333	18,318
Interest expense	(65,548)	(69,883)	(116,163)	(29,135)	(25,368)
Loss on interest rate swaps and caps	(23,689)	(14)	(9,801)	(2,779)	—
Fair value changes in ABS securitizations	—	—	(23,297)	(9,777)	(2,652)

Total other income (expense)	2,823	(17,379)	(50,366)	(10,358)	(9,702)

Net income (loss)	$(157,610)	$(80,877)	$(9,914)	$732	$7,369

Pro Forma Information (unaudited):
Historical net (loss) income before taxes			$(9,914)		$7,369
Pro forma adjustment for taxes(1)			—		—

Pro forma net (loss) income			$(9,914)		$7,369

Net income (loss) per share:
Basic
Diluted
Number of shares outstanding(2):
Basic
Diluted

				As of
	As of December 31,			March 31,
	2008	2009	2010	2011
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents(3)	$9,357	$41,645	$21,223	$48,420
Mortgage servicing rights	110,808	114,605	145,062	151,159
Total assets	1,122,001	1,280,185	1,947,181	1,868,255
Unsecured senior notes	—	—	244,061	244,410
Notes payable	810,041	771,857	709,758	608,451
Nonrecourse debt—Legacy Assets	—	177,675	138,662	133,592
ABS nonrecourse debt	—	—	496,692	489,321
Total liabilities	866,079	1,016,362	1,690,809	1,603,012
Total members’ equity	255,922	263,823	256,372	265,243

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2009	2010	2010	2011
	(in thousands)
Other Data:
Net cash provided by (used in):
Operating activities	$40,212	$(83,641)	$(101,653)	$(82,639)	$131,586
Investing activities	(34,643)	29,983	101,197	30,741	5,278
Financing activities	(37,463)	85,946	(19,966)	33,804	(109,667)
Adjusted EBITDA(4) (non-GAAP measure)	23,141	48,644	65,306	11,159	27,953
Operating Segments:
Interest expense from unsecured senior notes	—	—	24,628	1,719	7,548
Change in fair value of mortgage servicing rights	11,701	27,915	6,043	4,600	3,784
Depreciation and amortization	1,172	1,542	1,873	355	641
Share-based compensation	1,633	579	8,999	147	5,238

Notes

(1)	Our pro forma effective tax rate for 2010 is 0%. The pro forma tax provision (benefit), before valuation allowance, is ($3,612) on pre-tax loss of ($9,914). We have determined that recognizing a tax benefit and corresponding deferred tax asset is not appropriate as management believes it is more likely the deferred tax asset will not be realized. We will also assume certain tax attributes of certain parent entities of FIF HE Holdings LLC as a result of the Restructuring, including approximately $200 million of net operating loss carry forwards as of December 31, 2010. We expect that the utilization of these tax attributes will be limited pursuant to Sections 382 and 383 of the Internal Revenue Code.

Our pro forma effective tax rate for the quarter ended March 31, 2011 is 0%. The pro forma tax provision, before any valuation adjustments, is $2,782 on pre-tax income of $7,369. Nationstar assumes for pro forma purposes that the previously recorded valuation allowance will be released to the extent necessary to eliminate any tax provision.

(2)	Represents number of shares issued and outstanding after giving effect to our sale of common stock in this offering and does not include common stock that may be issued and sold upon exercise of the underwriters’ overallotment option.

(3)	Cash and cash equivalents is one component of our overall liquidity position. Our liquidity position is a combination of cash and cash equivalents and unencumbered assets. We follow a disciplined cash management approach that uses our excess liquidity or cash available to deploy for investments to temporarily paydown existing borrowings on mortgage loans held for sale and accounts receivables. At the time we identify investment opportunities, we will leverage these unencumbered assets to fulfill the purchase price.

(4)	Adjusted EBITDA is a key performance measure used by management in evaluating the performance of our segments. Adjusted EBITDA represents our Operating Segments’ income (loss), and excludes income and expenses that relate to the financing of the unsecured senior notes, depreciable (or amortizable) asset base of the business, income taxes (if any), exit costs from our 2007 restructuring and certain non-cash items. Adjusted EBITDA excludes results from our legacy asset portfolio and certain securitization trusts that were consolidated upon adoption of the new accounting guidance eliminating the concept of QSPE.

Adjusted EBITDA provides us with a key measure of our Operating Segments’ performance as it assists us in comparing our Operating Segments’ performance on a consistent basis. Management believes Adjusted EBITDA is useful in assessing the profitability of our core business and uses Adjusted EBITDA in evaluating our operating performance as follows:

•  Financing arrangements for our Operating Segments are secured by assets that are allocated to these segments. Interest expense that relate to the financing of the unsecured senior notes is not considered in evaluating our operating performance because this obligation is serviced by the excess earnings from our Operating Segments after the debt obligations that are secured by their assets.

•  To monitor operating costs of each Operating Segment excluding the impact from depreciation, amortization and fair value change of the asset base, exit costs from our 2007 restructuring and non-cash operating expense, such as share-based compensation. Operating costs are analyzed to manage costs per our operating plan and to assess staffing level, implementation of technology based solutions, rent and other general and administrative costs.

Management does not assess the growth prospect and profitability of our legacy asset portfolio and certain securitization trusts that were consolidated upon adoption of the new accounting guidance, except to the extent to assess cash flows from the assets in the legacy asset portfolio are sufficient to service its debt obligations.

We also use Adjusted EBITDA (with additional adjustments) to measure our compliance with covenants such as leverage coverage ratios for our unsecured senior notes.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under generally accepted accounting principles in the United States (“GAAP”). Some of these limitations are:

• Adjusted EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

• Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

• Adjusted EBITDA does not reflect the cash requirements necessary to service principal payments related to the financing of the business;

• Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our corporate debt;

• although depreciation and amortization and changes in fair value of mortgage servicing rights are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

• other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

Because of these and other limitations, Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. Adjusted EBITDA is presented to provide additional information about our operations. Adjusted EBITDA is a non-GAAP measure and should be considered in addition to, but not as a substitute for or superior to, operating income, net income, operating cash flow and other measures of financial performance prepared in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

				Three Months Ended
	Year Ended December 31,			March 31,
	2008	2009	2010	2010	2011
	(in thousands)

Net Income (Loss) to Adjusted EBITDA Reconciliation
Net income (loss)	$(157,610)	$(80,877)	$(9,914)	$732	$7,369
Add:
Net (income) loss from Legacy Portfolio and Other	164,738	97,263	24,806	827	4,275

Net income from Operating Segments	7,128	16,386	14,892	1,559	11,644
Adjust for:
Interest expense from unsecured senior notes	—	—	24,628	1,719	7,548
Depreciation and amortization	1,172	1,542	1,873	355	641
Change in fair value of mortgage servicing rights	11,701	27,915	6,043	4,600	3,784
Exit costs(a)	1,507	2,222	—	—	—
Share-based compensation	1,633	579	8,999	147	5,238
Fair value changes on interest rate swap(b)	—	—	9,801	2,779	—
Ineffective portion of cash flow hedge	—	—	(930)	—	(902)

Adjusted EBITDA	$23,141	$48,644	$65,306	$11,159	$27,953

(a)	Relates to restructuring program initiated in 2007, which included closing several offices and the termination of a portion of our workforce. Restructuring charges for the years ended December 31, 2008 and 2009, are primarily due to reserves on future lease payments.

(b)	Relates to an interest rate swap agreement which was treated as an economic hedge under ASC 815 since inception to September 30, 2010.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information contained in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

Our foreclosure proceedings in certain states have been delayed due to inquiries by certain state Attorneys General, court administrators and state and federal governmental agencies, the outcome of which could have a negative effect on our operations or liquidity.

Certain state Attorneys General, court administrators and governmental agencies, as well as representatives of the federal government, have issued letters of inquiry to mortgage servicing companies, including us, requesting written responses to questions regarding policies and procedures, especially with respect to notarization and affidavit procedures. These requests or any subsequent administrative, judicial or legislative actions taken by these regulators, court administrators or other governmental entities may subject us to fines and other sanctions, including a foreclosure moratorium or suspension. Additionally, because we do business in all fifty states, we may be affected by regulatory actions or court decisions that are taken on the individual state level.

In addition to these inquiries, several state Attorneys General have requested that certain mortgage servicers, including us, suspend foreclosure proceedings pending internal review to ensure compliance with applicable law, and we have received requests from four such state Attorneys General. Pursuant to these requests and in light of industry-wide press coverage regarding mortgage foreclosure documentation practices, we, as a precaution, previously delayed foreclosure proceedings in 23 states, so that we may evaluate our foreclosure practices and underlying documentation. Upon completion of our internal review and responding to such inquiries, we resumed these previously delayed proceedings. Such inquiries, however, as well as continued court backlog and emerging court processes, may cause an extended delay in the foreclosure process in certain states.

Even in states where we have not suspended foreclosure proceedings or where we have lifted or will soon lift any such delayed foreclosures, we have faced, and may continue to face, increased delays and costs in the foreclosure process. For example, we have incurred, and may continue to incur, additional costs related to the re-execution and re-filing of certain documents. We may also be required to take other action in our capacity as a servicer in connection with pending foreclosures. In addition, the current legislative and regulatory climate could lead borrowers to contest foreclosures who would not have contested such foreclosures under ordinary circumstances, and we may incur increased litigation costs if the validity of a foreclosure action is challenged by a borrower. Delays in foreclosure proceedings could also require us to make additional servicing advances and draw on our servicing advance facilities, or delay the recovery of advances, which could materially affect our earnings and liquidity and increase our need for capital.

The Dodd-Frank Act could increase our regulatory compliance burden and associated costs, limit our future capital raising strategies, and place restrictions on certain origination and servicing operations.

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“the Dodd-Frank Act”) into law. The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry in the United States. The Dodd-Frank Act includes, among other things: (i) the creation of a Financial Stability Oversight Council to identify emerging systemic risks posed by financial firms, activities and practices, and to improve cooperation between federal agencies; (ii) the creation of a Bureau of Consumer Financial Protection authorized to promulgate and enforce consumer protection regulations relating to financial products; (iii) the establishment of strengthened capital and prudential standards for banks and bank holding companies; (iv) enhanced regulation of financial markets, including derivatives and securitization markets; and (v) amendments to the Truth in Lending Act aimed at improving consumer protections with respect to mortgage originations, including originator compensation, minimum repayment standards, and prepayment considerations. The exact scope of and applicability of many of these requirements to us are currently unknown, as the regulations to implement the Dodd-Frank Act generally have not yet been finalized. These provisions of Dodd-Frank could increase our regulatory compliance burden and associated costs and place restrictions on certain origination and servicing operations, all of which could in turn adversely affect our business, financial condition or results of operations.

The enforcement consent orders by certain federal agencies against the largest servicers related to foreclosure practices could impose additional compliance costs on our servicing business.

On April 13, 2011, the four federal agencies overseeing certain aspects of the mortgage market: the Federal Reserve, the Office of the Comptroller of the Currency (“OCC”), the Office of Thrift Supervision (“OTS”), and the Federal Deposit Insurance Corporation (“FDIC”), entered into enforcement consent orders with 14 of the largest mortgage servicers in the United States regarding foreclosure practices. The enforcement actions require the servicers, among other things: (i) to promptly correct deficiencies in residential mortgage loan servicing and foreclosure practices; (ii) to make significant modifications in practices for residential mortgage loan servicing and foreclosure processing, including communications with borrowers and limitations on dual-tracking, which occurs when servicers continue to pursue foreclosure during the loan modification process; (iii) to ensure that foreclosures are not pursued once a mortgage has been approved for modification and to establish a single point of contact for borrowers throughout the loan modification and foreclosure processes; and (iv) to establish robust oversight and controls pertaining to their third-party vendors, including outside legal counsel, that provide default management or foreclosure services. While these enforcement consent orders are considered as not preemptive to the state actions, it remains to be seen how state actions and proceedings will be affected by the federal consents.

Although we are not a party to the above enforcement consent orders, we might become subject to the terms of the consent orders if (i) we subservice loans for the servicers that are parties to the enforcement consent orders; (ii) the agencies begin to enforce the consent orders by looking downstream to our arrangement with certain mortgage servicers; (iii) our investors request that we comply with certain aspects of the consent orders; or (iv) we otherwise find it prudent to comply with certain aspects of the consent orders. In addition, the practices set forth in such enforcement consent orders may be adopted by the industry as a whole, forcing us to comply with them in order to follow standard industry practices as required by our servicing agreements. While we have not made changes to our operating policies and procedures, potential changes to our servicing practices would increase compliance costs for our servicing business, which could materially and adversely affect our financial condition or results of operations.

The continued deterioration of the residential mortgage market may adversely affect our business, financial condition or results of operations.

Since mid-2007, adverse economic conditions, including high unemployment, have impacted the residential mortgage market, resulting in unprecedented delinquency, default and foreclosure rates, leading to increased loss severities on all types of residential mortgage loans due to sharp declines in residential real estate values. Falling home prices have resulted in higher loan-to-value ratios and combined loan-to-value ratios, which yield lower recoveries in foreclosure, and result in an increase in loss severities above those that would have been realized had property values remained the same or continued to increase. As loan-to-value ratios increase, borrowers are left with equity in their homes that is not sufficient to permit them to refinance their existing loans. This may also give borrowers an incentive to default on their mortgage loan even if they have the ability to make principal and interest payments, which we refer to as strategic defaults.

Adverse economic conditions may also impact our Originations Segment. Declining home prices and increasing loan-to-value ratios may preclude many potential borrowers, including borrowers whose existing loans we service, from refinancing their existing loans. An increase in prevailing interest rates could decrease our origination volume through our Consumer Direct Retail originations channel, our largest originations channel by volume from December 31, 2006 to March 31, 2011, because this channel focuses predominantly on refinancing existing mortgage loans.

A continued deterioration or a delay in any recovery in the residential mortgage market may reduce the number of mortgages we service or new mortgages that we originate, reduce the profitability of mortgages currently serviced by us or adversely affect our ability to sell mortgage loans originated by us or increase delinquency rates. Any of the foregoing could adversely affect our business, financial condition or results of operations.

We may experience serious financial difficulties as some servicers and originators have experienced.

Since late 2006, a number of servicers and originators of residential mortgage loans have experienced serious financial difficulties and, in some cases, have gone out of business. These difficulties have resulted, in part, from declining markets for their mortgage loans as well as from claims for repurchases of mortgage loans previously sold under provisions that require repurchase in the event of early payment defaults or for breaches of representations and warranties regarding loan quality and certain other loan characteristics. Higher delinquencies and defaults may contribute to these difficulties by reducing the value of mortgage loan portfolios and requiring originators to sell their portfolios at greater discounts to par. In addition, the cost of servicing an increasingly delinquent mortgage loan portfolio may rise without a corresponding increase in servicing compensation. The value of many residual interests retained by sellers of mortgage loans in the securitization market has also been declining. Overall origination volumes are down significantly in the current economic environment. According to Inside Mortgage Finance, total U.S. residential mortgage origination volume decreased from $3.0 trillion in 2006 to $1.6 trillion in 2010. Any of the foregoing could adversely affect our business, financial condition or results of operations.

Borrowers with adjustable rate mortgage loans are especially exposed to increases in monthly payments and they may not be able to refinance, which could cause delinquency, default and foreclosure and therefore adversely affect our business.

As of March 31, 2011, adjustable rate mortgage loans by count made up approximately 13% of our servicing portfolio. Borrowers with adjustable rate mortgage loans are being exposed to increased monthly payments when the related mortgage loan’s interest rate adjusts upward from an initial fixed rate or a low introductory rate, as applicable, to the rate computed in accordance with the applicable index and margin. Borrowers with adjustable rate mortgage loans seeking to refinance their mortgage loans to avoid increased monthly payments as a result of an upwards adjustment of the mortgage loan’s interest rate may no longer be able to find available replacement loans at comparably low interest rates. This increase in borrowers’ monthly payments, together with any increase in prevailing market interest rates, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans, which may cause delinquency, default and foreclosure.

We principally service higher risk loans, which exposes us to a number of different risks.

A significant percentage of the mortgage loans we service are higher risk loans, meaning that the loans are to less creditworthy borrowers or for properties the value of which has decreased. These loans are more expensive to service because they require more frequent interactions with customers and greater monitoring and oversight. As a result, these loans tend to have higher delinquency and default rates, which can have a significant impact on our revenues, expenses and the valuation of our mortgage servicing rights. It may also be more difficult for us to recover advances we are required to make with respect to higher risk loans. In connection with the ongoing mortgage market reform and regulatory developments, servicers of higher risk loans may be subject to increased scrutiny by state and federal regulators or may experience higher compliance costs, which could result in higher servicing costs. We may not be able to pass along to our servicing clients any incremental costs we incur. All of the foregoing factors could therefore adversely affect our business, financial condition or results of operations.

A significant change in delinquencies for the loans we service could adversely affect our financial results.

Delinquency rates have a significant impact on our revenues, our expenses and on the valuation of our mortgage servicing rights as follows:

•	Revenue. An increase in delinquencies will result in lower revenue for loans that we service for GSEs because we only collect servicing fees from GSEs for performing loans. Additionally, while increased delinquencies generate higher ancillary fees, including late fees, these fees are not likely to be recoverable in the event that the related loan is liquidated. In addition, an increase in delinquencies lowers the interest income we receive on cash held in collection and other accounts.

•	Expenses. An increase in delinquencies will result in a higher cost of service due to the increased time and effort required to collect payments from delinquent borrowers. It may also result in an increase in interest expense as a result of an increase in our advancing obligations.

•	Liquidity. An increase in delinquencies also could negatively impact our liquidity because of an increase in borrowing under our advance facilities.

•	Valuation of mortgage servicing rights. We base the price we pay for mortgage servicing rights on, among other things, our projections of the cash flows from the related pool of mortgage loans. Our expectation of delinquencies is a significant assumption underlying those cash flow projections. If delinquencies were significantly greater than expected, the estimated fair value of our mortgage servicing rights could be diminished. When the estimated fair value of mortgage servicing rights is reduced, we would suffer a loss, which has a negative impact on our financial results.

A further increase in delinquency rates could therefore adversely affect our business, financial condition or results of operations.

Decreasing property values have caused an increase in loan-to-value ratios, resulting in borrowers having little or negative equity in their property, which may reduce new loan originations and provide incentive to borrowers to strategically default on their loans.

According to CoreLogic, from December 2006 to December 2010, the number of borrowers who owe more on a related mortgage loan than the property is worth, or have negative equity in their property, has increased from 7% to 23%. We believe that borrowers with negative equity in their properties are more likely to strategically default on mortgage loans and that a significant increase in strategic defaults could materially affect our business. Also, with the exception of loans modified under the MHA, we are unable to refinance loans with high loan-to-value ratios. Increased loan-to-value ratios could reduce our ability to originate loans for borrowers with low or negative equity and could adversely affect our business, financial condition or results of operations.

The industry in which we operate is highly competitive.

We operate in a highly competitive industry that could become even more competitive as a result of economic, legislative, regulatory and technological changes. In the servicing industry, we face competition in areas such as fees and performance in reducing delinquencies and entering successful modifications. Competition to service mortgage loans comes primarily from large commercial banks and savings institutions. These financial institutions generally have significantly greater resources and access to capital than we do, which gives them the benefit of a lower cost of funds. Additionally, our servicing competitors may decide to modify their servicing model to compete more directly with our servicing model, or our servicing model may generate lower margins as a result of competition or as overall economic conditions improve.

In the mortgage loan originations industry, we face competition in such areas as mortgage loan offerings, rates, fees and customer service. Competition to originate mortgage loans comes primarily from large commercial banks and savings institutions. These financial institutions generally have significantly greater resources and access to capital than we do, which gives them the benefit of a lower cost of funds.

In addition, technological advances and heightened e-commerce activities have increased consumers’ accessibility to products and services generally. This has intensified competition among banking as well as non-banking companies in offering mortgage loans and loan servicing. We may be unable to compete successfully in our industries and this could adversely affect our business, financial condition and results of operations.

We might not be able to maintain or grow our business if we cannot identify and acquire mortgage servicing rights or enter into additional subservicing agreements on favorable terms.

From December 31, 2007 to March 31, 2011, we have grown the unpaid principal balance of the loans we service from $12.7 billion to $67.0 billion, primarily through acquiring mortgage servicing rights and entering into subservicing agreements. Our servicing portfolio is subject to “run-off,” meaning that mortgage loans serviced by us may be repaid at maturity, prepaid prior to maturity, refinanced with a mortgage not serviced by us or liquidated through foreclosure, deed-in-lieu of foreclosure or other liquidation process or repaid through standard amortization of principal. As a result, our ability to maintain the size of our servicing portfolio depends on our ability to originate additional mortgages and to acquire the right to service additional pools of residential mortgages. We may not be able to acquire servicing rights or enter into additional subservicing agreements on terms favorable to us or at all. In determining the purchase price for servicing rights, management makes certain assumptions, many of which are beyond our control, including, among other things:

•	the rates of prepayment and repayment within the underlying pools of mortgage loans;

•	projected rates of delinquencies, defaults and liquidations;

•	future interest rates;

•	our cost to service the loans;

•	ancillary fee income; and

•	amounts of future servicing advances.

We may not be able to realize our significant investments in personnel and our technology platform if we cannot identify and acquire mortgage servicing rights or enter into additional subservicing agreements on favorable terms.

We have made, and expect to continue to make, significant investments in personnel and our technology platform to allow us to service additional loans. In particular, prior to acquiring a large portfolio of mortgage servicing rights or entering into a large subservicing agreement, we invest significant resources in recruiting, training, technology and systems. We may not realize the expected benefits of these investments to the extent we are unable to increase the pool of residential mortgages serviced, or we do not appropriately value the mortgage servicing rights that we do purchase. Any of the foregoing could adversely affect our business, financial condition and results of operations.

We may not realize all of the anticipated benefits of potential future acquisitions.

Our ability to realize the anticipated benefits of potential future acquisitions of servicing portfolios, originations platforms and/or companies will depend, in part, on our ability to scale-up to appropriately service any such assets, and/or integrate the businesses of such acquired companies with our business.

The process of acquiring assets and/or companies may disrupt our business, and may not result in the full benefits expected. The risks associated with acquisitions include, among others:

•	coordinating market functions;

•	unanticipated issues in integrating information, communications and other systems;

•	unanticipated incompatibility of purchasing, logistics, marketing and administration methods;

•	retaining key employees; and

•	the diversion of management’s attention from ongoing business concerns.

Moreover, the success of any acquisition will depend upon our ability to effectively integrate the acquired servicing portfolios, origination platforms or businesses. The acquired servicing portfolios, originations platforms or businesses may not contribute to our revenues or earnings to any material extent, and cost savings and synergies we expect at the time of an acquisition may not be realized once the acquisition has been completed. If we inappropriately value the assets we acquire or the value of the assets we acquire declines after we acquire them, the resulting charges may negatively affect the carrying value of the assets on our balance sheet and our earnings. Furthermore, if we incur additional indebtedness to finance an acquisition, the acquired business may not be able to generate sufficient cash flow to service that additional indebtedness. Unsuitable or unsuccessful acquisitions could adversely affect our business, financial condition and results of operations.

We may be unable to obtain sufficient capital to meet the financing requirements of our business.

Our financing strategy includes the use of significant leverage. Accordingly, our ability to finance our operations and repay maturing obligations rests in large part on our ability to borrow money. We are generally required to renew our financing arrangements each year, which exposes us to refinancing and interest rate risks. Our ability to refinance existing debt and borrow additional funds is affected by a variety of factors including:

•	limitations imposed on us under the indenture for our 10.875% senior notes due 2015 and other financing agreements that contain restrictive covenants and borrowing conditions that may limit our ability to raise additional debt;

•	the decline in liquidity in the credit markets;

•	prevailing interest rates;

•	the strength of the lenders from whom we borrow;

•	borrowing on advance facilities is limited by the amount of eligible collateral pledged and may be less than the borrowing capacity of the facility; and

•	accounting changes that may impact calculations of covenants in our debt agreements.

In the ordinary course of our business, we periodically borrow money or sell newly-originated loans to fund our servicing and origination operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Our ability to fund current operations and meet our service advance obligations depends on our ability to secure these types of financings on acceptable terms and to renew or replace existing financings as they expire. Such financings may not be available with the GSEs or other counterparties on acceptable terms or at all.

An event of default, a negative ratings action by a rating agency, an adverse action by a regulatory authority or a general deterioration in the economy that constricts the availability of credit— similar to the market conditions that we have experienced during the last two to three years—may increase our cost of funds and make it difficult for us to renew existing credit facilities and obtain new lines of credit. We intend to continue to pursue opportunities to acquire loan servicing portfolios, originations platforms and/or businesses that engage in loan servicing and/or loan originations. Our liquidity and capital resources may be diminished by any such transactions. Additionally, we believe that a significant acquisition may require us to raise additional capital to facilitate such a transaction, which may not be available on acceptable terms or at all.

The Basel Committee recently announced the final framework for strengthening capital requirements, known as Basel III, which if implemented by U.S. bank regulatory agencies, will increase the cost of funding on banking institutions that we rely on for financing. Such Basel III requirements could reduce our sources of funding and increase the costs of originating and servicing mortgage loans. If we are unable to obtain sufficient capital on acceptable terms for any of the foregoing reasons, this could adversely affect our business, financial condition or results of operations.

We may not be able to continue to grow our loan origination volume.

Our loan origination business consists of refinancing existing loans and, increasingly, providing purchase money loans to homebuyers. The origination of purchase money mortgage loans is greatly influenced by traditional business clients in the home buying process such as realtors and builders. As a result, our ability to secure relationships with such traditional business clients will influence our ability to grow our purchase money mortgage loan volume and, thus, our loan origination business.

As we grow our retail origination business, we may not be able to receive the necessary volume of referrals or compete successfully with other retail branches in the communities. In addition, we may not recover investments made in acquiring or establishing branches or achieve margins acceptable to us. Our wholesale origination business operates largely through third party mortgage brokers who are not contractually obligated to do business with us. Further, our competitors also have relationships with our brokers and actively compete with us in our efforts to expand our broker networks. Accordingly, we may not be successful in maintaining our existing relationships or expanding our broker networks.

While we intend to use sales lead aggregators and Internet marketing to reach new borrowers, our Consumer Direct Retail origination platform may not succeed because of the referral-driven nature of our industry. Further, our largest customer base consists of the borrowers whose existing loans we service. Because we primarily service credit-sensitive loans, many of our existing servicing customers may not be able to qualify for conventional mortgage loans with us and/or may pose a higher credit risk than other consumers. Furthermore, our Consumer Direct Retail origination platform focuses predominantly on refinancing existing mortgage loans. This type of origination activity is sensitive to increases in interest rates. If we are unable to continue to grow our loan origination business, this could adversely affect our business, financial condition or results of operations.

Our counterparties may terminate our servicing rights and subservicing contracts.

The owners of the loans we service and the primary servicers for the loans we subservice, may, under certain circumstances, terminate our mortgage servicing rights or subservicing contracts, respectively.

As is standard in the industry, under the terms of our master servicing agreement with GSEs, they have the right to terminate us as servicer of the loans we service on their behalf at any time and also have the right to cause us to sell the mortgage servicing rights to a third party. In addition, some may also have the right to require us to assign the mortgage servicing rights to a subsidiary and to sell our equity interest in the subsidiary to a third party. Under our subservicing contracts, the primary servicers for whom we conduct subservicing activities have the right to terminate our subservicing rights with or without cause, with little notice and little to no compensation. In November and December 2010, through our relationship with the same GSE, we boarded subservicing rights totaling approximately $25 billion in unpaid principal balance. We expect to continue to acquire subservicing rights, which could exacerbate these risks.

If we were to have our servicing or subservicing rights terminated on a material portion of our servicing portfolio, this could adversely affect our business, financial condition and results of operations.

Federal, state and local laws and regulations may materially adversely affect our business.

Federal, state and local governments have recently proposed or enacted numerous laws, regulations and rules related to mortgage loans generally, and foreclosure actions in particular. These laws, regulations and rules may result in delays in the foreclosure process, reduced payments by borrowers, modification of the original terms of mortgage loans, permanent forgiveness of debt and/or increased servicing advances. In some cases, local governments have ordered moratoriums on foreclosure activity, which prevent a servicer or trustee, as applicable, from exercising any remedies they might have in respect of liquidating a severely delinquent mortgage loan. Several courts also have taken unprecedented steps to slow the foreclosure process or prevent foreclosure altogether.

Due to the highly regulated nature of the residential mortgage industry, we are required to comply with a wide array of federal, state and local laws and regulations that regulate, among other things, the manner in which we conduct our servicing and originations business and the fees we may charge. These regulations directly impact our business and require constant compliance, monitoring and internal and external audits. A material failure to comply with any of these laws or regulations could subject us to lawsuits or governmental action, and this could adversely affect our business, financial condition and results of operations.

In addition, there continue to be changes in legislation and licensing in an effort to simplify the consumer mortgage experience, which require technology changes and additional implementation costs for loan originators. We expect legislative changes will continue in the foreseeable future, which may increase our operating expenses.

Any of these changes in the law could adversely affect our business, financial condition or results of operations. See “Business—Regulation.”

Unlike competitors that are banks, we are subject to state licensing requirements and substantial compliance costs.

Because we are not a depository institution, we do not benefit from a federal exemption to state mortgage banking, loan servicing or debt collection licensing and regulatory requirements. We must comply with state licensing requirements in all fifty states and the District of Columbia, and we are sensitive to regulatory changes that may increase our costs through stricter licensing laws, disclosure laws or increased fees or that may impose conditions to licensing that we or our personnel are unable to meet. Future state legislation and changes in regulation may significantly increase the compliance costs on our operations or reduce the amount of ancillary fees, including late fees that we may charge to borrowers. This could make our business cost-prohibitive in the affected state or states and could materially affect our business.

Federal and state legislative and agency initiatives in mortgage-backed securities and securitization may adversely affect our business.

There are federal and state legislative and agency initiatives that could, once fully implemented, adversely affect our business. For instance, the risk retention requirement under the Dodd-Frank Act requires securitizers to retain a minimum beneficial interest in mortgage-backed securities that they sell through a securitization, absent certain qualified residential mortgage exemptions. Once implemented, the risk retention requirement may result in higher costs of certain origination operations and impose on us additional compliance requirements to meet servicing and origination criteria for qualified residential mortgages. Additionally, the amendments to Regulation AB relating to the registration statement required to be filed by an issuer of asset-backed securities, recently adopted by the SEC pursuant to the Dodd-Frank Act, would increase compliance costs for ABS issuers, which could in turn increase our cost of funding and operations. Lastly, certain proposed federal legislation would permit borrowers in bankruptcy to restructure mortgage loans secured by primary residences. Bankruptcy courts could, if this legislation is enacted, reduce the principal balance of a mortgage loan that is secured by a lien on mortgaged property, reduce the mortgage interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s mortgage loan. Any of the foregoing could materially affect our financial condition and results of operations.

Our business would be adversely affected if we lost our licenses.

Our operations are subject to regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. In most states in which we operate, a regulatory agency regulates and enforces laws relating to mortgage servicing companies and mortgage origination companies such as us. These rules and regulations generally provide for licensing as a mortgage servicing company, mortgage origination company or third party default specialist, as applicable, requirements as to the form and content of contracts and other documentation, licensing of our employees and employee hiring background checks, licensing of independent contractors with whom we contract, restrictions on collection practices, disclosure and record-keeping requirements and enforcement of borrowers’ rights. In certain states, we are subject to periodic examination by state regulatory authorities. Some states in which we operate require special licensing or provide extensive regulation of our business.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable federal, state and local regulations. We may not be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could result in a default under our servicing agreements and have a material adverse effect on our operations. Those states that currently do not provide extensive regulation of our business may later choose to do so, and if such states so act, we may not be able to obtain or maintain all requisite licenses and permits. The failure to satisfy those and other regulatory requirements could result in a default under our servicing agreements and have a material adverse effect on our operations. Furthermore, the adoption of additional, or the revision of existing, rules and regulations could adversely affect our business, financial condition or results of operations.

We may be required to indemnify or repurchase loans we originated, or will originate, if our loans fail to meet certain criteria or characteristics or under other circumstances.

The indentures governing our securitized pools of loans and our contracts with purchasers of our whole loans contain provisions that require us to indemnify or repurchase the related loans under certain circumstances. While our contracts vary, they contain provisions that require us to repurchase loans if:

•	our representations and warranties concerning loan quality and loan circumstances are inaccurate, including representations concerning the licensing of a mortgage broker;

•	we fail to secure adequate mortgage insurance within a certain period after closing;

•	a mortgage insurance provider denies coverage; and

•	we fail to comply, at the individual loan level or otherwise, with regulatory requirements in the current dynamic regulatory environment.

We believe that, as a result of the current market environment, many purchasers of residential mortgage loans are particularly aware of the conditions under which originators must indemnify or repurchase loans and would benefit from enforcing any repurchase remedies that they may have. We believe that our exposure to repurchases under our representations and warranties includes the current unpaid balance of all loans that we have sold. In the period of three months ended March 31, 2011 and three years ended December 31, 2008, 2009, and 2010, we have sold loans totaling an amount of $4.9 billion. To recognize the potential loan repurchase or indemnification losses, we have recorded a reserve amounting to $8.0 million as of March 31, 2011. Such reserve, however, may not be adequate to cover actual losses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Consolidated Balance Sheet Items—March 31, 2011 to December 31, 2010—Liabilities and Members’ Equity.” If we are required to indemnify or repurchase loans that we originate and sell or securitize that result in losses that exceed our reserve, this could adversely affect our business, financial condition or results of operations.

We may incur litigation costs and related losses if the validity of a foreclosure action is challenged by a borrower or if a court overturns a foreclosure.

We may incur costs if we are required to, or if we elect to, execute or re-file documents or take other action in our capacity as a servicer in connection with pending or completed foreclosures. We may incur litigation costs if the validity of a foreclosure action is challenged by a borrower. If a court were to overturn a foreclosure because of errors or deficiencies in the foreclosure process, we may have liability to a title insurer of the property sold in foreclosure. These costs and liabilities may not be legally or otherwise reimbursable to us, particularly to the extent they relate to securitized mortgage loans. In addition, if certain documents required for a foreclosure action are missing or defective, we could be obligated to cure the defect or repurchase the loan. A significant increase in litigation costs could adversely affect our liquidity, and our inability to be reimbursed for an advance could adversely affect our business, financial condition or results of operations.

We are required to follow the guidelines of the GSEs with which we do business, and we are not able to negotiate our fees with these entities for the purchase of our loans. Our competitors may be able to sell their loans to these entities on more favorable terms.

Even though we currently originate conventional agency and government conforming loans, because we previously originated non-prime mortgage loans, we believe that we are required to pay a higher fee to access the secondary market for selling our loans to GSEs. We believe that because many of our competitors have always originated conventional loans, they are able to sell newly originated loans on more favorable terms than us. As a result, these competitors are able to earn higher margins than we earn on originated loans, which could materially impact our business.

In our transactions with the GSEs, we are required to follow specific guidelines that impact the way we service and originate mortgage loans including:

•	our staffing levels and other servicing practices;

•	the servicing and ancillary fees that we may charge;

•	our modification standards and procedures; and

•	the amount of advances reimbursable.

We cannot negotiate these terms with the GSEs and they are subject to change at any time. A significant change in these guidelines that has the effect of decreasing our fees or requires us to expend additional resources in providing mortgage services could decrease our revenues or increase our costs, which could adversely affect our business, financial condition or results of operations.

We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances.

During any period in which a borrower is not making payments, we are required under most of our servicing agreements to advance our own funds to meet contractual principal and interest remittance requirements for investors, pay property taxes and insurance premiums, legal expenses and other protective advances. We also advance funds to maintain, repair and market real estate properties on behalf of investors. As home values change, we may have to reconsider certain of the assumptions underlying our decisions to make advances and, in certain situations, our contractual obligations may require us to make certain advances for which we may not be reimbursed. In addition, in the event a mortgage loan serviced by us defaults or becomes delinquent, the repayment to us of the advance may be delayed until the mortgage loan is repaid or refinanced or a liquidation occurs. A delay in our ability to collect an advance may adversely affect our liquidity, and our inability to be reimbursed for an advance could adversely affect our business, financial condition or results of operations.

Changes to government mortgage modification programs may adversely affect future incremental revenues.

Under HAMP and similar government programs, a participating servicer may be entitled to receive financial incentives in connection with any modification plans it enters into with eligible borrowers and subsequent “pay for success” fees to the extent that a borrower remains current in any agreed upon loan modification. While we participate in and dedicate numerous resources to HAMP, we may not continue to participate in or realize future revenues from HAMP or any other government mortgage modification program. Changes in legislation regarding HAMP that result in the modification of outstanding mortgage loans, and changes in the requirements necessary to qualify for refinancing mortgage loans may impact the extent to which we participate in and receive financial benefits from such programs, or may increase the expense of participating in such programs. Changes in governmental loan modification programs could also result in an increase to our costs.

Under the MHA, a participating servicer may receive a financial incentive to modify qualifying loans, in accordance with the plan’s guidelines and requirements. The MHA also allows us to refinance loans with a high loan-to-value ratio of up to 125%. This allows us to refinance loans to existing borrowers who have little or negative equity in their homes. Changes in legislation or regulations regarding the MHA could reduce our volume of refinancing originations to borrowers with little or negative equity in their homes. Changes to HAMP, the MHA and other similar programs could adversely affect our business, financial condition or results of operations.

We are highly dependent upon programs administered by GSEs such as Fannie Mae and Freddie Mac to generate revenues through mortgage loan sales to institutional investors. Any changes in existing U.S. government-sponsored mortgage programs could materially and adversely affect our business, financial position, results of operations or cash flows.

Our ability to generate revenues through mortgage loan sales to institutional investors depends to a significant degree on programs administered by GSEs, such as Fannie Mae and Freddie Mac, a government agency, Ginnie Mae, and others that facilitate the issuance of mortgage-backed securities in the secondary market. These GSEs play a critical role in the residential mortgage industry, and we have significant business relationships with many of them. Almost all of the conforming loans that we originate qualify under existing standards for inclusion in guaranteed mortgage securities backed by GSEs. We also derive other material financial benefits from these relationships, including the assumption of credit risk by these GSEs on loans included in such mortgage securities in exchange for our payment of guarantee fees and the ability to avoid certain loan inventory finance costs through streamlined loan funding and sale procedures.

Any discontinuation of, or significant reduction in, the operation of these GSEs or any significant adverse change in the level of activity in the secondary mortgage market or the underwriting criteria of these GSEs could adversely affect our business, financial condition or results of operations.

The conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. federal government, may adversely affect our business and prospects.

Due to increased market concerns about the ability of Fannie Mae and Freddie Mac to withstand future credit losses associated with securities held in their investment portfolios, and on which they provide guarantees, without the direct support of the U.S. federal government, on July 30, 2008, the government passed the Housing and Economic Recovery Act of 2008. On September 7, 2008, the Federal Housing Finance Agency, (“the FHFA”), placed Fannie Mae and Freddie Mac into conservatorship and, together with the U.S. Treasury, established a program designed to boost investor confidence in their respective debt and mortgage-backed securities. As the conservator of Fannie Mae and Freddie Mac, the FHFA controls and directs the operations of Fannie Mae and Freddie Mac and may (i) take over the assets of and operate Fannie Mae and Freddie Mac with all the powers of the shareholders, the directors and the officers of Fannie Mae and Freddie Mac and conduct all business of Fannie Mae and Freddie Mac; (ii) collect all obligations and money due to Fannie Mae and Freddie Mac; (iii) perform all functions of Fannie Mae and Freddie Mac which are consistent with the conservator’s appointment; (iv) preserve and conserve the assets and property of Fannie Mae and Freddie Mac; and (v) contract for assistance in fulfilling any function, activity, action or duty of the conservator.

In addition to the FHFA becoming the conservator of Fannie Mae and Freddie Mac, the U.S. Treasury and the FHFA have entered into preferred stock purchase agreements between the U.S. Treasury and Fannie Mae and Freddie Mac pursuant to which the U.S. Treasury will ensure that each of Fannie Mae and Freddie Mac maintains a positive net worth.

Although the U.S. Treasury has committed capital to Fannie Mae and Freddie Mac, these actions may not be adequate for their needs. If these actions are inadequate, Fannie Mae and Freddie Mac could continue to suffer losses and could fail to honor their guarantees and other obligations. The future roles of Fannie Mae and Freddie Mac could be significantly reduced and the nature of their guarantees could be considerably limited relative to historical measurements. Any changes to the nature of the guarantees provided by Fannie Mae and Freddie Mac could redefine what constitute agency and government conforming mortgage-backed securities and could have broad adverse market implications. Such market implications could adversely affect our business, financial condition or results of operations.

The geographic concentration of our servicing portfolio may result in a higher rate of delinquencies and may affect our financial condition.

As of March 31, 2011, approximately 18%, 15% and 5% of the aggregate outstanding loan balance in our servicing portfolio is secured by properties located in California, Florida and Texas, respectively. Some of these states have experienced severe declines in property values and are experiencing a disproportionately high rate of delinquencies and foreclosures relative to other states. To the extent that these states continue to experience weaker economic conditions or greater rates of decline in real estate values than the United States generally, a concentration of the loans we service in those regions may be expected to increase the effect of the risks listed in this “Risk Factors” section. The impact of property value declines may increase in magnitude and it may continue for a long period of time. Additionally, if states in which we have greater concentrations of business were to change their licensing or other regulatory requirements to make our business cost prohibitive, this could require us to stop doing business in those states or increase the cost of doing business in those states and could adversely affect our business, financial condition or results of operations.

We use financial models and estimates in determining the fair value of certain assets, such as mortgage servicing rights and investments in debt securities. If our estimates or assumptions prove to be incorrect, we may be required to record impairment charges, which could adversely affect our earnings.

We use internal financial models that utilize, wherever possible, market participant data to value certain of our assets, including our mortgage servicing rights, newly originated loans held for sale and investments in debt securities for purposes of financial reporting. These models are complex and use asset-specific collateral data and market inputs for interest and discount rates. In addition, the modeling requirements of mortgage servicing rights are complex because of the high number of variables that drive cash flows associated with mortgage servicing rights. Even if the general accuracy of our valuation models is validated, valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of the models. If loan loss levels are higher than anticipated, due to an increase in delinquencies or prepayment speeds, or financial market illiquidity continues beyond our estimate, the value of certain of our assets may decrease. We may be required to record impairment charges, which could impact our ability to satisfy minimum net worth covenants of $175.0 million and borrowing conditions in our debt agreements and adversely affect our business, financial condition or results of operations. Errors in our financial models or changes in assumptions could adversely affect our business, financial condition or results of operations.

Our earnings may decrease because of changes in prevailing interest rates.

Our profitability is directly affected by changes in prevailing interest rates. The following are the material risks we face related to changes in prevailing interest rates:

•	an increase in prevailing interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets;

•	a substantial and sustained increase in prevailing interest rates could adversely affect our loan origination volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a loan may be more difficult for consumers;

•	an increase in prevailing interest rates would increase the cost of servicing our outstanding debt, including our ability to finance servicing advances and loan originations;

•	a decrease in prevailing interest rates may require us to record a decrease in the value of our mortgage servicing rights; and

•	a change in prevailing interest rates could impact our earnings from our custodial deposit accounts.

Any such change in prevailing interest rates could adversely affect our business, financial condition or results of operations.

Our hedging strategies may not be successful in mitigating our risks associated with interest rates.

From time to time, we have used various derivative financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. The derivative financial instruments that we select may not have the effect of reducing our interest rate risks. In addition, the nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies, improperly executed and documented transactions or inaccurate assumptions could actually increase our risks and losses. In addition, hedging strategies involve transaction and other costs. Our hedging strategies and the derivatives that we use may not be able to adequately offset the risks of interest rate volatility and our hedging transactions may result in or magnify losses. Furthermore, interest rate derivatives may not be available at all, or at favorable terms, particularly during economic downturns. Any of the foregoing risks could adversely affect our business, financial condition or results of operations.

A downgrade in our servicer ratings could have an adverse effect on our business, financial condition or results of operations.

Standard & Poor’s and Fitch rate us as a residential loan servicer. Our current favorable ratings from the rating agencies are important to the conduct of our loan servicing business. These ratings may be downgraded in the future. Any such downgrade could adversely affect our business, financial condition or results of operations.

We depend on the accuracy and completeness of information about borrowers and counterparties.

In deciding whether to extend credit or to enter into other transactions with borrowers and counterparties, we may rely on information furnished to us by or on behalf of borrowers and counterparties, including financial statements and other financial information. We also may rely on representations of borrowers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. We additionally rely on representations from public officials concerning the licensing and good standing of the third party mortgage brokers through whom we do business. While we have a practice of independently verifying the borrower information that we use in deciding whether to extend credit or to agree to a loan modification, including employment, assets, income and credit score, if any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, the mortgage broker, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. We have controls and processes designed to help us identify misrepresented information in our loan origination operations. We, however, may not have detected or may not detect all misrepresented information in our loan originations and/or our business clients. Any such misrepresented information could adversely affect our business, financial condition or results of operations.

Technology failures could damage our business operations and increase our costs.

The financial services industry as a whole is characterized by rapidly changing technologies, and system disruptions and failures caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters and other similar events, may interrupt or delay our ability to provide services to our borrowers. Security breaches, acts of vandalism and developments in computer capabilities could result in a compromise or breach of the technology that we use to protect our borrowers’ personal information and transaction data. Systems failures could cause us to incur significant costs and this could adversely affect our business, financial condition or results of operations.

The success and growth of our business will depend upon our ability to adapt to and implement technological changes.

Our mortgage loan origination business is currently dependent upon our ability to effectively interface with our brokers, borrowers and other third parties and to efficiently process loan applications and closings. The origination process is becoming more dependent upon technological advancement, such as our continued ability to process applications over the Internet, accept electronic signatures, provide process status updates instantly and other borrower-expected conveniences. Maintaining and improving this new technology and becoming proficient with it may also require significant capital expenditures. As these requirements increase in the future, we will have to fully develop these technological capabilities to remain competitive and any failure to do so could adversely affect our business, financial condition or results of operations.

Any failure of our internal security measures or breach of our privacy protections could cause harm to our reputation and subject us to liability.

In the ordinary course of our business, we receive and store certain confidential information concerning borrowers. Additionally, we enter into third party relationships to assist with various aspects of our business, some of which require the exchange of confidential borrower information. If a third party were to compromise or breach our security measures or those of the vendors, through electronic, physical or other means, and misappropriate such information, it could cause interruptions in our operations, expose us to significant liabilities, reporting obligations, remediation costs and damage to our reputation. Any of the foregoing risks could adversely affect our business, financial condition or results of operations.

Our vendor relationships subject us to a variety of risks.

We have significant vendors that, among other things, provide us with financial, technology and other services to support our servicing and originations businesses. With respect to vendors engaged to perform activities required by servicing criteria, we have elected to take responsibility for assessing compliance with the applicable servicing criteria for the applicable vendor and are required to have procedures in place to provide reasonable assurance that the vendor’s activities comply in all material respects with servicing criteria applicable to the vendor. In the event that a vendor’s activities do not comply with the servicing criteria, it could negatively impact our servicing agreements. In addition, if our current vendors were to stop providing services to us on acceptable terms, including as a result of one or more vendor bankruptcies due to poor economic conditions, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms, or at all. Further, we may incur significant costs to resolve any such disruptions in service and this could adversely affect our business, financial condition or results of operations.

The loss of the services of our senior managers could have an adverse effect on our business.

The experience of our senior managers is a valuable asset to us. Our management team has an average of approximately 26 years of experience in the residential mortgage origination and servicing industry and has been with us for an average of approximately 10 years. We do not maintain key life insurance policies relating to our senior managers. The loss of the services of our senior managers could adversely affect our business, financial condition or results of operations.

Our business could suffer if we fail to attract and retain a highly skilled workforce.

Our future success will depend on our ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization, in particular skilled managers, loan servicers, default specialists, loan officers and underwriters. Trained and experienced personnel are in high demand, and may be in short supply in some areas. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. We may not be able to attract, develop and maintain an adequate skilled workforce necessary to operate our businesses, and labor expenses may increase as a result of a shortage in the supply of qualified personnel. If we are unable to attract and retain such personnel, we may not be able to take advantage of acquisitions and other growth opportunities that may be presented to us and this could materially affect our business, financial condition or results of operations.

Legal proceedings and related costs could adversely affect our financial results.

We are routinely involved in legal proceedings concerning matters that arise in the ordinary course of our business. The outcome of these proceedings may adversely affect our financial results. In addition, a number of participants in our industry have been the subject of class action lawsuits and regulatory actions by states’ attorneys general. Litigation and other proceedings may require that we pay settlement costs, damages, penalties or other charges, which could adversely affect our financial results. See “Business—Legal Proceedings.”

Negative public opinion could damage our reputation and adversely affect our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers, trading counterparties and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our customers and communities, this risk will always be present in our organization.

Risks Related to Our Organization and Structure

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the completion of this offering, FIF HE Holdings LLC, which is primarily owned by certain private equity funds managed by an affiliate of Fortress, referred to in this prospectus as the Initial Stockholder, will own approximately     % of our outstanding common stock or     % if the underwriters’ over-allotment option is fully exercised. As a result, the Initial Stockholder will own shares sufficient for the majority vote over all matters requiring a stockholder vote, including: the election of directors; mergers, consolidations or acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our certificate of incorporation and our bylaws; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders. The interests of the Initial Stockholder may not always coincide with our interests or the interests of our other stockholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our Company. Also, the Initial Stockholder may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. As a result, the market price of our common stock could decline or stockholders might not receive a premium over the then-current market price of our common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders. See “Principal and Selling Stockholders” and “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Bylaws.”

We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends.

We are a holding company with no material direct operations. Our principal assets are the equity interests we directly or indirectly hold in our operating subsidiaries, which own our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common stock. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If we are unable to obtain funds from our subsidiaries, we may be unable to, or our board may exercise its discretion not to, pay dividends.

We do not anticipate paying any dividends on our common stock in the foreseeable future.

We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock, as we intend to use cash flow generated by operations to grow our business. The indenture for our 10.875% senior notes due 2015 will restrict our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock. See “Dividend Policy.”

Certain provisions of the Stockholders Agreement, our amended and restated certificate of incorporation and our bylaws could hinder, delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

Certain provisions of the Stockholders Agreement, our amended and restated certificate of incorporation and our bylaws will contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors or the Initial Stockholder. These provisions provide for:

•	a classified board of directors with staggered three-year terms;

•	removal of directors only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote (provided, however, that for so long as the Fortress Stockholders (as defined below) own at least 40% of our issued and outstanding common stock, directors may be removed with or without cause with the affirmative vote of a majority of the voting interest of stockholders entitled to vote);

•	provisions in our amended and restated certificate of incorporation and bylaws will prevent stockholders from calling special meetings of our stockholders (provided, however, that for so long as the Fortress Stockholders beneficially own at least 25% of our issued and outstanding common stock, any stockholders that collectively beneficially own at least 25% of our issued and outstanding common stock may call special meetings of our stockholders);

•	advance notice requirements by stockholders with respect to director nominations and actions to be taken at annual meetings;

•	the Stockholders Agreement will provide certain rights to the Fortress Stockholders with respect to the designation of directors for nomination and election to our board of directors, including the ability to appoint a majority of the members of our board of directors for so long as the Fortress Stockholders continue to hold at least 40% of the outstanding shares of our common stock. See “Certain Relationships and Related Party Transactions—Stockholders Agreement”;

•	no provision in our amended and restated certificate of incorporation for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock can elect all the directors standing for election;

•	our amended and restated certificate of incorporation and bylaws will only permit action by our stockholders outside a meeting by unanimous written consent, provided, however, that for so long as the Fortress Stockholders beneficially own at least 25% of our issued and outstanding common stock, our stockholders may act without a meeting by written consent of a majority of our stockholders; and

•	under our amended and restated certificate of incorporation, our board of directors has authority to cause the issuance of preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders. Nothing in our amended and restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock.

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our Initial Stockholder, our management and/or our board of directors. Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Bylaws.”

Certain of our stockholders have the right to engage or invest in the same or similar businesses as us.

The Initial Stockholder and certain other affiliates of Fortress and permitted transferees (referred to in this prospectus, collectively, as the “Fortress Stockholders”) have other investments and business activities in addition to their ownership of us. Under our amended and restated certificate of incorporation, the Fortress Stockholders have the right, and have no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If the Fortress Stockholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates.

In the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Stockholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us, if the Fortress Stockholder pursues or acquires the corporate opportunity or if the Fortress Stockholder does not present the corporate opportunity to us. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Risks Related to this Offering

An active trading market for our common stock may never develop or be sustained.

Although we have applied to have our common stock approved for listing on the New York Stock Exchange, an active trading market of our common stock may not develop on that exchange or elsewhere or, if developed, that market may not be sustained. Accordingly, an active trading market for our common stock may not develop or be maintained, which will adversely affect the liquidity and your ability to sell your shares of common stock when desired, or the prices that you may obtain for your shares.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. The initial public offering price of our common stock will be determined by negotiation between us, the Initial Stockholder and the representatives of the underwriters based on a number of factors and may not be indicative of prices that will prevail in the open market following completion of this offering. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	variations in our quarterly or annual operating results;

•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock after this offering;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements by us or others and developments affecting us;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	changes in market valuations of similar companies;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which our customers are located.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or offering debt or additional equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Issuing additional shares of our common stock or other additional equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock, or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings, would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to when certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their share holdings in us. See “Description of Capital Stock.”

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

After this offering, there will be           shares of common stock outstanding. There will be           shares issued and outstanding if the underwriters exercise their over-allotment option in full. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Following completion of the offering, approximately     % of our outstanding common stock (or     % if the underwriters’ overallotment option is exercised in full) will be held by the Initial Stockholder and members of our management and employees, and can be resold into the public markets in the future in accordance with the requirements of Rule 144. See “Shares Eligible For Future Sale.”

We and our executive officers, directors and the Initial Stockholder (who will hold in the aggregate approximately     % of our issued and outstanding common stock immediately after the completion of this offering) have agreed with the underwriters that, subject to limited exceptions, for a period of           days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of common stock, or cause a registration statement covering any common stock to be filed, without the prior written consent of the designated representatives. The designated representatives may waive these restrictions at their discretion. Shares of common stock held by our employees, other than our officers who are subject to the lockup provisions referred to above, are not subject to these restrictions and may be sold without restriction at any time.

Pursuant to our Stockholders Agreement that we will enter into prior to completion of this offering, the Initial Stockholder and certain of its affiliates and permitted third-party transferees will have the right, in certain circumstances, to require us to register their approximately           shares of our common stock under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

The market price of our common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our common stock might impede our ability to raise capital through the issuance of additional common stock or other equity securities.

The future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise will dilute all other shareholdings.

After this offering, assuming the exercise in full by the underwriters of their over-allotment option, we will have an aggregate of           shares of common stock authorized but unissued and not reserved for issuance under our incentive plans. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. We also intend to continue to evaluate acquisition opportunities and may issue common stock in connection with these acquisitions. Any common stock issued in connection with our incentive plans, acquisitions, the exercise of outstanding stock options or otherwise would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the as adjusted net tangible book value per share issued and outstanding immediately after this offering. Our net tangible book value per share as of March 31, 2011 was approximately $      and represents the amount of book value of our total tangible assets minus the book value of our total liabilities, excluding deferred gains, divided by the number of our shares of common stock then issued and outstanding. Investors who purchase common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share of common stock. If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $      in the net tangible book value per share, based upon the initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus). Investors who purchase common stock in this offering will have purchased     % of the shares issued and outstanding immediately after the offering, but will have paid     % of the total consideration for those shares.

We will have broad discretion in the use of a significant part of the net proceeds from this offering and may not use them effectively.

Our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds” and will have broad discretion in the application of a significant part of the net proceeds from this offering. The failure by our management to apply these funds effectively could affect our ability to operate and grow our business.

As a public company, we will incur additional costs and face increased demands on our management.

As a public company with shares listed on a U.S. exchange, we will need to comply with an extensive body of regulations that did not apply to us previously, including provisions of the Sarbanes Oxley Act, regulations of the SEC and requirements of the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we intend to add independent directors, create additional board committees and adopt certain policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements and maintaining directors’ and officers’ liability insurance. We are currently evaluating and monitoring developments with respect to these rules, which may impose additional costs on us and materially affect our business, financial condition or results of operations.

We will be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls by the end of fiscal 2012, and the outcome of that effort may adversely affect our business, financial condition or results of operations.

As a U.S.-listed public company, we will be required to comply with Section 404 of the Sarbanes-Oxley Act by December 31, 2012. Section 404 will require that we evaluate our internal control over financial reporting to enable management to report on, and our independent auditors to audit as of the end of the next fiscal year, the effectiveness of those controls. While we have begun the lengthy process of evaluating our internal controls, we are in the early phases of our review and will not complete our review until well after this offering is completed. The outcome of our review may adversely affect our business, financial condition or results of operations. During the course of our review, we may identify control deficiencies of varying degrees of severity, and we may incur significant costs to remediate those deficiencies or otherwise improve our internal controls. As a public company, we will be required to report control deficiencies that constitute a “material weakness” in our internal control over financial reporting. We would also be required to obtain an audit report from our independent auditors regarding the effectiveness of our internal controls over financial reporting. If we fail to implement the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the NYSE. Furthermore, if we discover a material weakness or our auditor does not provide an unqualified audit report, our share price could decline and our ability to raise capital could be impaired.

Risks Related to Taxation

Our ability to use net operating loss and tax credit carryovers and certain built-in losses to reduce future tax payments is limited by provisions of the Internal Revenue Code, and may be subject to further limitation as a result of the transactions contemplated by this offering.

Sections 382 and 383 of the Internal Revenue Code contain rules that limit the ability of a company that undergoes an ownership change, which is generally any change in ownership of more than 50% of its stock over a three-year period, to utilize its net operating loss and tax credit carryforwards and certain built-in losses recognized in years after the ownership change. These rules generally operate by focusing on ownership changes involving stockholders owning directly or indirectly 5% or more of the stock of a company and any change in ownership arising from a new issuance of stock by the company. Generally, if an ownership change occurs, the yearly taxable income limitation on the use of net operating loss and tax credit carryforwards and certain built-in losses is equal to the product of the applicable long-term tax exempt rate and the value of the company’s stock immediately before the ownership change. As a result of the Restructuring, we will assume the net operating losses, tax credit carryovers and built-in losses of certain parent entities of our Initial Stockholder. However, our use of the $      million of federal net operating losses, the $      million of tax credits and certain built-in losses that we will assume in the Restructuring will be subject to annual taxable income limitations. As a result, we may be unable to offset our taxable income with losses, or our tax liability with credits, before such losses and credits expire and therefore would incur larger federal income tax liability.

In addition, it is possible that the transactions described in this offering, either on a standalone basis or when combined with future transactions (including issuances of new shares of our common stock and sales of shares of our common stock), will cause us to undergo one or more ownership changes. In that event, we generally would not be able to use our pre-change loss or credit carryovers or certain built-in losses prior to such ownership change to offset future taxable income in excess of the annual limitations imposed by Sections 382 and 383 and those attributes already subject to limitations (as a result of prior ownership changes) may be subject to more stringent limitations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, Fortress, the Initial Stockholder, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to:

•	the impact of the ongoing implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 on our business activities and practices, costs of operations and overall results of operations;

•	the impact of enforcement consent orders entered into by 14 of the largest servicers and four federal agencies on our servicing practices;

•	the continued deterioration of the residential mortgage market, increase in monthly payments on adjustable rate mortgage loans, adverse economic conditions, decrease in property values or increase in delinquencies and defaults;

•	our ability to compete successfully in the mortgage loan servicing and mortgage loan originations industry;

•	our ability to maintain the size of our servicing portfolio by successfully identifying attractive acquisition opportunities, including mortgage servicing rights, subservicing contracts, servicing platforms and origination platforms;

•	our ability to scale-up appropriately and integrate our acquisitions to realize the anticipated benefits of any such potential future acquisitions;

•	our ability to obtain sufficient capital to meet our financing requirements;

•	our ability to grow our loan origination volume and develop a distributed retail sales channel;

•	the termination of our servicing rights and subservicing contracts;

•	changes to federal, state and local laws and regulations concerning loan servicing, loan origination, loan modification or the licensing of entities that engage in these activities;

•	changes in accounting standards;

•	our ability to meet certain criteria or characteristics under the indentures governing our securitized pools of loans;

•	our ability to follow the specific guidelines of GSEs or a significant change in such guidelines;

•	delays in our ability to collect or be reimbursed for servicing advances;

•	changes to HAMP, MHA or other similar government programs;

•	loss of our licenses;

•	changes in our business relationships with Fannie Mae, Freddie Mac, Ginnie Mae and others that facilitate the issuance of mortgage-backed securities;

•	changes to the nature of the guarantees of Fannie Mae and Freddie Mac and the market implications of such changes;

•	errors in our financial models or changes in assumptions;

•	requirement to write down the value of certain assets;

•	changes in prevailing interest rates;

•	our ability to successfully mitigate our risks through hedging strategies;

•	changes in our servicer ratings;

•	the accuracy and completeness of information about borrowers and counterparties;

•	our ability to maintain our technology systems and our ability to adapt such systems for future operating environments;

•	failure of our internal security measures or breach of our privacy protections;

•	failure of our vendors to comply with servicing criteria;

•	the loss of the services of our senior managers;

•	expected changes to our income tax status;

•	failure to attract and retain a highly skilled workforce;

•	increase in legal proceedings and related costs;

•	changes in public opinion concerning mortgage originators or default specialists;

•	conflicts of interest with Fortress and our Initial Stockholder; and

•	other risks described in the “Risk Factors” section of this prospectus beginning on page 15.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our common stock. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

USE OF PROCEEDS

The net proceeds to us from the sale of the           shares of common stock offered hereby are estimated to be approximately $     , assuming an initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the offering expenses payable by us. We will not receive any proceeds from the sale of our common stock by the Initial Stockholder, including any shares sold by the Initial Stockholder pursuant to the underwriters’ over-allotment option. We intend to use the net proceeds from this offering for general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Our ability to pay dividends to holders of our common stock is limited as a practical matter by the terms of some of our debt, including our 10.875% senior notes and other indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Certain Indebtedness.”

Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements, restrictions that may be imposed by the terms in current and future financing instruments and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following sets forth our capitalization as of March 31, 2011:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the Restructuring and sale of shares of common stock by us in this offering, at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes and other financial information included elsewhere in this prospectus.

	As of March 31, 2011
	Actual	As Adjusted
	(in thousands)

Cash and cash equivalents(1)	$48,420	$
Debt:
10.875% Senior Notes Due 2015	244,410
Notes payable:
Servicing:
MBS Advance Financing Facility	136,795
ABS Advance Financing Facility	219,146
MSR Notes	14,345
Originations:
$300 Million Warehouse Facility	177,648
$100 Million Warehouse Facility	27,942
$75 Million Warehouse Facility	27,063
$50 Million Warehouse Facility	—
GSE ASAP+ Short-Term Financing Facility	5,512

Total notes payable	608,451

Non-recourse debt—Legacy Assets	133,592
ABS non-recourse debt (at fair value)	489,321

Total debt	1,475,774
Stockholders’ and members’ equity:
Members’ equity	265,243
Common stock, par value $ per share; shares authorized and shares issued and outstanding on a pro forma basis	—
Additional paid-in capital	—

Total stockholders’ and members’ equity	265,243

Total capitalization	$1,741,017

Notes

(1)	We utilize a cash management approach that uses our excess cash to temporarily pay down existing borrowings. By re-leveraging our unencumbered assets, our total liquidity position was $114.9 million as of March 31, 2011. Total liquidity is a measure that management uses to determine amounts expected to be available to fund our business and consists of cash and cash equivalents ($48.4 million as of March 31, 2011) as well as amounts we believe we would receive in respect of unencumbered assets ($66.7 million as of March 31, 2011). Unencumbered assets for this purpose consist of servicing advances that we expect to be converted into cash within a short period of time and new loans that are eligible to be financed under available committed warehouse lines.

DILUTION

If you invest in our common shares, your ownership interest will be diluted to the extent of the difference between the initial public offering price in this offering per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon consummation of this offering. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

Our net tangible book value as of March 31, 2011 was approximately $265.2 million, or approximately $      per share based on the           shares of common stock issued and outstanding as of such date. After giving effect to our sale of common stock in this offering at the initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated expenses related to this offering, our pro forma as adjusted net tangible book value as of           would have been $      million, or $      per share (assuming no exercise of the underwriters’ over-allotment option). This represents an immediate and substantial dilution of $      per share to new investors purchasing common stock in this offering. Sales of shares by the Initial Stockholder in this offering do not affect our net tangible book value. The following table illustrates this dilution per share:

Assumed initial public offering price per share	$
Net tangible book value per share as of March 31, 2011
Increase in net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share after giving effect to this offering
Dilution per share to new investors in this offering	$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our net tangible book value by $      million, the pro forma as adjusted net tangible book value per share after this offering by $      per share and the dilution to new investors in this offering by $      per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as of March 31, 2011, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing stockholders and by the new investors in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus).

Average
	Shares Purchased		Total Contribution		price per
	Number	Percent	Amount	Percent	Share
	(in thousands)		(in thousands)

Existing Stockholders
New investors
Total

The sale of           shares of our common shares to be sold by the Initial Stockholder in this offering will reduce the number of shares of common stock held by existing stockholders to           shares, or     % of the total shares outstanding, and will increase the number of shares of common stock held by new investors to           shares, or     % of the total common shares outstanding.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease)

total consideration paid by new investors in this offering and the average price per share paid by new investors by $      million and $     , respectively, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and other estimated offering and other expenses.

If the underwriters’ option to purchase additional shares is exercised in full, the pro forma as adjusted net tangible book value per share after this offering as of March 31, 2011 would be approximately $      per share and the dilution to new investors per share after this offering would be $      per share. Furthermore, the percentage of our shares held by existing equity owners after the sale of shares by the Initial Stockholder would decrease to approximately     % and the percentage of our shares held by new investors would increase to approximately     %, based on           shares of common stock outstanding as of March 31, 2011.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present selected consolidated financial information of Nationstar Mortgage LLC, our predecessor company, as well as pro forma information that reflects the impact of our conversion to a taxable entity from a disregarded entity for tax purposes. We were formed on May 9, 2011 and have not, to date, conducted any activities other than those incident to our formation and the preparation of this registration statement. We were formed solely for the purpose of reorganizing the organizational structure of FIF HE Holdings LLC and Nationstar Mortgage LLC, so that the issuer is a corporation rather than a limited liability company and our existing investors will own common stock rather than equity interests in a limited liability company.

This prospectus does not include financial statements of Nationstar Mortgage Holdings Inc., as it has only been recently incorporated for the purpose of effecting this offering and currently holds no material assets and does not engage in any operations. Prior to the completion of this offering, all of the equity interests in Nationstar Mortgage LLC will be transferred from our Initial Stockholder to two direct, wholly-owned subsidiaries of Nationstar Mortgage Holdings Inc., pursuant to the Restructuring. We anticipate this transaction will be accounted for as a reorganization of entities under common control; accordingly, there will be no change in the basis of the underlying assets and liabilities.

You should read these tables along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

We have not presented selected consolidated statement of operations and balance sheet data for periods prior to the Acquisition. The entity that we acquired—CHEC—was a consolidated subsidiary of Centex Financial Services (“CFS”), and we did not receive, separate audited or unaudited financials of CHEC in connection with the Acquisition. We only received consolidated financials of CFS. In 2009, CFS was subsequently acquired by a third party. We do not have, nor do we have the right to obtain, financial statements for CHEC prior to the date of the Acquisition. Therefore, because the information is not available to us, it cannot be created without unreasonable effort and expense. We also believe that financial information for the period from April 1, 2006 to July 10, 2006 does not contribute to an investor’s understanding of our historical financial performance and financial condition because, before the Acquisition, CHEC had historically operated as a subprime mortgage lender. After the Acquisition, in the third fiscal quarter of 2007, we transformed the business from a subprime mortgage lender to a mortgage servicer and conforming loan originator. As a result, financial information with respect to the business conducted before the Acquisition would not provide useful information to investors about trends in our financial condition and results of operation.

The selected consolidated statement of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the year ended December 31, 2007 and the selected consolidated balance sheet data as of December 31, 2008 have been derived from our audited financial statements that are not included in this prospectus. The selected consolidated statement of operations data for the period from July 11, 2006 to December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2006, and 2007 have been derived from our unaudited financial statements, which are not included in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2010 and 2011 and the selected consolidated balance sheet data as of March 31, 2011 have been derived from our unaudited financial statements included elsewhere in this prospectus.

	July 11, 2006					Three Months Ended
	to December	Year Ended December 31,				March 31,
	31, 2006	2007	2008	2009	2010	2010	2011
	(Dollars in thousands, except for per share amounts)

Statement of Operations Data:
Revenues:
Total fee income	$14,161	$46,301	$74,007	$100,218	$184,084	$38,750	$64,686
Gain (loss) on mortgage loans held for sale	4,476	(94,673)	(86,663)	(21,349)	77,344	12,429	20,506

Total revenues	18,637	(48,372)	(12,656)	78,869	261,428	51,179	85,192
Total expenses and impairments	98,837	259,222	147,777	142,367	220,976	40,089	68,121
Other income (expense):
Interest income	75,114	163,022	92,060	52,518	98,895	31,333	18,318
Interest expense	(55,172)	(118,553)	(65,548)	(69,883)	(116,163)	(29,135)	(25,368)
Loss on interest rate swaps and caps	—	(21,353)	(23,689)	(14)	(9,801)	(2,779)	—
Fair value changes in ABS securitizations	—	—	—	—	(23,297)	(9,777)	(2,652)

Total other income (expense)	19,942	23,116	2,823	(17,379)	(50,366)	(10,358)	(9,702)

Net loss	$(60,258)	$(284,478)	$(157,610)	$(80,877)	$(9,914)	$732	$7,369

Pro Forma Information (unaudited):
Historical net (loss) income before taxes					$(9,914)		$7,369
Pro forma adjustment for taxes(1)					—		—

Pro forma net (loss) income					$(9,914)		7,369

Net income (loss) per share:
Basic
Diluted
Number of shares outstanding(2):
Basic
Diluted

Notes

(1)	Our pro forma effective tax rate for 2010 is 0%. The pro forma tax provision (benefit), before valuation allowance, is ($3,612) on pre-tax loss of ($9,914). We have determined that recognizing a tax benefit and corresponding deferred tax asset is not appropriate as management believes it is more likely than not the deferred tax asset will not be realized. We will also assume certain tax attributes of certain parent entities of FIF HE Holdings LLC as a result of the Restructuring, including approximately $200 million of net operating loss carry forwards as of December 31, 2010. We expect to record a full valuation allowance against any resulting deferred tax asset. The utilization of these tax attributes will be limited pursuant to Sections 382 and 383 of the Internal Revenue Code.

Our pro forma effective tax rate for the quarter ended March 31, 2011 is 0%. The pro forma tax provision, before any valuation adjustments, is $2,782 on pre-tax income of $7,369. Nationstar assumes for pro forma purposes that the previously recorded valuation allowance will be released to the extent necessary to eliminate any tax provision.

(2)	Represents number of shares issued and outstanding after giving effect to our sale of common stock in this offering and does not include common stock that may be issued and sold upon exercise of the underwriters’ overallotment option.

							As of
	As of December 31,						March 31,
	2006	2007	2008	2009	2010	2010	2011
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$10,335	$41,251	$9,357	$41,645	$21,223	$21,223	$48,420
Mortgage servicing rights	49,783	82,634	110,808	114,605	145,062	145,062	151,159
Total assets	2,145,007	1,303,221	1,122,001	1,280,185	1,947,181	1,947,181	1,868,255
Unsecured senior notes	—	—	—	—	244,061	244,061	244,410
Notes payable	1,966,368	967,307	810,041	771,857	709,758	709,758	608,451
Nonrecourse debt—Legacy Assets	—	—	—	177,675	138,662	138,662	133,592
ABS nonrecourse debt	—	—	—	—	496,692	496,692	489,321
Total liabilities	2,005,213	1,041,525	866,079	1,016,362	1,690,809	1,690,809	1,603,012
Total members’ equity	139,794	261,696	255,922	263,823	256,372	256,372	265,243

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Nationstar Mortgage Holdings Inc. is a newly formed Delaware corporation that has not, to date, conducted any activities other than those incident to its formation and the preparation of this registration statement. Upon the completion of the Restructuring, we will conduct our business through Nationstar Mortgage LLC and its consolidated subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus. Except where the context otherwise requires, the terms “we,” “us,” or “our” refer to the business of Nationstar Mortgage LLC and its consolidated subsidiaries.

General

Our Business

We are a leading residential mortgage loan servicer and one of the top five non-bank residential mortgage servicers in the United States as measured by aggregate unpaid principal balance of loans serviced. Our servicing portfolio consists of over 404,000 loans with an aggregate unpaid principal balance of $67.0 billion as of December 31, 2010. We service mortgage loans in all 50 states, and we are licensed as a residential mortgage loan servicer and/or a third-party default specialist in all states that require such licensing. In addition to our core Servicing business, we currently originate primarily conventional agency (Fannie Mae and Freddie Mac) and government (Federal Housing Administration and Department of Veterans Affairs) residential mortgage loans, and we are licensed to originate residential mortgage loans in 49 states.

Our headquarters and operations are based in Lewisville, Texas. As of April 30, 2011, we had a total of 2,176 employees. Our business primarily consists of our core Servicing platform and adjacent businesses, and is complemented by our Originations segment that helps replace a portion of our servicing portfolio run-off.

We also have a legacy asset portfolio, which consists primarily of non-prime and nonconforming residential mortgage loans, most of which we originated from April to July 2007. In November 2009, we engaged in a transaction through which we term-financed our legacy assets with a non-recourse loan that requires no additional capital or equity contributions. Additionally, we consolidated certain securitization trusts where it was determined that we had both the power to direct the activities that most significantly impact the variable interest entities’ (“VIE”) economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, pursuant to new consolidation accounting guidance related to VIEs adopted on January 1, 2010.

The analysis of our financial condition and results of operations as discussed herein is primarily focused on the combined results of our two Operating Segments: Servicing and Originations.

Managing Business Performance

Management is focused on four key initiatives to manage our Operating Segments: (i) effective management of our servicing portfolio; (ii) growing our servicing portfolio through the acquisition of servicing rights or entering into subservicing contracts; (iii) growing our adjacent businesses; and (iv) origination and sale or securitization of prime agency and government conforming residential mortgage loans and retention of mortgage servicing rights. We also focus on access to diverse and multiple liquidity sources to finance (i) our obligations to pay advances as required by our servicing agreements and (ii) our loan originations.

We service loans by purchasing the right to service the loans, which is referred to as a “mortgage servicing right,” from the owner of the mortgage loan or pool of mortgage loans, or retaining the mortgage servicing right related to the loans that we originate and sell. Additionally, we enter into subservicing contracts with primary servicers that own mortgage servicing rights, pursuant to which we agree to service the loan on behalf of the primary servicer for a fee. The aggregate unpaid principal balance of our servicing portfolio as of March 31, 2011, December 31, 2010, 2009 and 2008 was $67.0 billion, $64.2 billion, $33.7 billion and $21.3 billion, respectively.

Servicing fees consist of an amount based on either the unpaid principal balance of the loans serviced or a per-loan fee amount and also include ancillary fees such as late fees. In addition, we earn interest income on amounts deposited in collection accounts and amounts held in escrow to pay property taxes and insurance, which we refer to as float income. We also generate incentive fees from owners of the loans that we service for meeting certain delinquency and loss goals and for arranging successful loss mitigation programs. Moreover, we earn incentive fees from the U.S. Treasury for loans that we successfully modify within the parameters of the Home Affordable Modification Program (“HAMP”) and other assistance programs it sponsors.

Delinquency rates on the loans we service impact the contractual servicing and ancillary fees we receive, and the costs to service. Delinquent loans cost more to service than performing loans due to the additional resources and servicing advances required. We monitor our delinquency levels through our staffing models, our business plans and other macroeconomic factors.

Apart from the cost of financing our advances, the largest cost in our servicing organization is staffing cost, which is primarily impacted by delinquency levels and the size of our portfolio. Other operating costs in our Servicing Segment include technology, occupancy and general and administrative costs. Management continually monitors these costs to improve efficiency by streamlining workflows and implementing technology based solutions.

We provide services complementary to our servicing business by leveraging our servicing expertise for our current clients for either a base and/or incentive fee. We also own a non-controlling interest in NREIS, an ancillary real estate services and vendor management company that directly or indirectly provides title, settlement and valuation services for loan originations and default management.

We intend to continue building our conventional originations platform. Through our originations platform, we are able to create mortgage servicing assets at a reasonable cost and partially replenish our servicing portfolio organically.

Prevailing interest rates are one of the key factors that impact origination volume. Housing market trends also impact origination volume with a strong housing market leading to higher loan origination volume, and a weak housing market leading to lower loan origination volume. Management continually evaluates interest rate movements and trends to assess the impact on loan applications and volume, as well as their corresponding impact on revenue and costs.

In evaluating revenue per loan originated, management focuses on various revenue sources, including: loan origination points and fees; and overall gain or loss on the sale or securitization of the loan. These components are compared to established revenue targets and operating plans.

In addition to the cost of financing our originations, our Originations Segment operating costs include staffing costs, sales commissions, technology, rent and other general and administrative costs. Management continually monitors costs through comparisons to operating plans.

Market Considerations

Revenues from our Operating Segments primarily consist of (i) servicing fee income based generally on the size of our servicing portfolio and (ii) gain on mortgage loans held for sale based generally on the origination volume. Maintaining and growing our revenues depends on our ability to acquire additional mortgage servicing rights, enter into additional subservicing contracts, and expand our originations platform.

Servicing

Current trends in the mortgage servicing industry include high delinquencies, a significant increase in loan modifications and the need for more loss mitigation and high-touch servicing expertise.

Overall, all segments of the residential mortgage sector, including conventional and non-prime, have experienced increased delinquency levels and higher credit losses due to stress in the real estate market and economic environment. Residential loan delinquencies and related losses are at historical highs, prompting GSEs and other owners of mortgage loans to focus on home ownership preservation and superior credit performance.

The increase in delinquencies has placed significant pressure on the operating capacity of servicers that are not staffed at appropriate levels for delinquent borrowers and also led owners of mortgage loans to search for servicers with experience in loss mitigation. This trend has led to increased demand for experienced high-touch servicers and provides us opportunities to acquire additional mortgage servicing rights and enter into additional subservicing contracts.

These trends may also be impacted by the ongoing implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; the negotiations involving the 50 State Attorneys General, certain federal regulators and servicers; the enforcement consent orders entered into by 14 of the largest servicers and four federal agencies; potential changes to federal, state and local laws and regulations concerning loan servicing, loan origination, loan modification or the licensing of entities that engage in these activities; and the initiative of the Federal Housing Finance Agency to align the servicing requirements related to delinquent mortgages and to modify the servicing compensation related to Fannie Mae and Freddie Mac loans.

However, we cannot predict how many, if any, mortgage servicing rights will be available for sale or subservicing opportunities will be available in the future; if we will be able to acquire mortgage servicing rights from third parties or enter into additional subservicing contracts, including any transactions facilitated by GSEs; or whether these mortgage servicing rights will be available at acceptable prices or on acceptable terms.

Originations

Today’s U.S. residential loan originations sector primarily offers conventional agency and government conforming mortgage loans. Non-prime and alternative lending programs and products represent only a small fraction of total originations. This has led to a consolidation in mortgage lenders in both the retail and wholesale channels and has resulted in less competition. We believe that the consolidation of the lending community has led to a market share opportunity for us.

Origination volume is impacted by changes in interest rates and the housing market. Depressed home prices and increased loan-to-value ratios may preclude many potential borrowers, including borrowers whose existing loans we service, from refinancing their existing loans. An increase in prevailing interest rates could decrease our origination volume through our Consumer Direct Retail originations channel, our largest originations channel by volume, because this channel focuses predominantly on refinancing existing mortgage loans.

In addition, there continue to be changes in legislation and licensing in an effort to simplify the consumer mortgage experience, which require technology changes and additional implementation costs for loan originators. We expect legislative changes will continue in the foreseeable future, which may increase our operating expenses.

Critical Accounting Policies

Various elements of our accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, we have identified two policies that, due to the judgment, estimates and assumptions inherent in those policies, are critical to an understanding of our consolidated financial statements. These policies relate to: (a) fair value measurements; and (b) sale of mortgage loans. We believe that the judgment, estimates and assumptions used in the preparation of our consolidated financial statements are appropriate given the factual circumstances at the time. However, given the sensitivity of our consolidated financial statements to these critical accounting policies, the use of other judgments, estimates and assumptions could result in material differences in our results of operations or financial condition. Management currently views its fair value measurements, which include the valuation of mortgage loans held for sale, the valuation of mortgage loans held for investment, subject to ABS nonrecourse debt, investment in debt securities-available-for sale, the valuation of mortgage servicing rights, the valuation of derivative instruments, the valuation of ABS nonrecourse debt and sale of mortgage loans to be our critical accounting policies.

Fair Value Measurements

Mortgage Loans Held for Sale

Through September 30, 2009, we recorded mortgage loans held for sale at the lower of amortized cost or fair value on an aggregate basis grouped by delinquency status. Effective October 1, 2009, we elected to measure newly originated conventional residential mortgage loans held for sale at fair value, as permitted under current accounting guidance. We estimate fair value by evaluating a variety of market indicators including recent trades and outstanding commitments, calculated on an aggregate basis.

Mortgage Loans Held for Investment, subject to ABS nonrecourse debt

We determine the fair value on loans held for investment, subject to ABS nonrecourse debt using internally developed valuation models. These valuation models estimate the exit price we expect to receive in the loan’s principal market. Although we utilize and give priority to observable market inputs such as interest rates and market spreads within these models, we typically are required to utilize internal inputs, such as prepayment speeds, credit losses, and discount rates. These internal inputs require the use of our judgment and can have a significant impact on the determination of the loan’s fair value.

Investment in Debt Securities

Investment in debt securities consists of beneficial interests we retain in securitization transactions accounted for as a sale under current accounting guidance. These securities are classified as available-for-sale securities, and are therefore carried at their market value with the net unrealized gains or losses reported in the comprehensive income (loss) component of members’ equity. We base our valuation of debt securities on observable market prices when available; however, due to illiquidity in the markets, observable market prices were not available on these debt securities at December 31, 2010 and 2009. When observable market prices are not available, we base valuations on internally developed discounted cash flow models that use a market-based discount rate. The valuation considers recent market transactions, experience with similar securities, current business conditions and analysis of the underlying collateral, as available. In order to estimate cash flows, we utilize a variety of assumptions, including assumptions for prepayments, cumulative losses, and other variables.

We evaluate investment in debt securities for impairment each quarter, and investment in debt securities is considered to be impaired when the fair value of the investment is less than its cost. The impairment is separated into impairments related to credit losses, which are recorded in current period operations, and impairments related to all other factors, which are recorded in other comprehensive income/loss.

Mortgage Servicing Rights

We recognize mortgage servicing rights related to all existing residential mortgage loans transferred to a third party in a transfer that meets the requirements for sale accounting. Additionally, we may acquire the rights to service residential mortgage loans through the purchase of these rights from third parties. We apply fair value accounting to these mortgage servicing rights, with all changes in fair value recorded as a charge or credit to servicing fee income in the consolidated statement of operations. We estimate the fair value of our mortgage servicing rights using a process that combines the use of a discounted cash flow model and analysis of current market data to arrive at an estimate of fair value. The cash flow assumptions and prepayment assumptions used in the model are based on various factors, with the key assumptions being mortgage prepayment speeds and discount rates.

We use internal financial models that use, wherever possible, market participant data to value our mortgage servicing rights. These models are complex and use asset-specific collateral data and market inputs for interest and discount rates. In addition, the modeling requirements of mortgage servicing rights are complex because of the high number of variables that drive cash flows associated with mortgage servicing rights. Even if the general accuracy of our valuation models is validated, valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of the models. On a periodic basis, a portion of our mortgage servicing rights is reviewed by an outside valuation expert.

Derivative Financial Instruments

We utilize certain derivative instruments in the ordinary course of our business to manage our exposure to changes in interest rates. These derivative instruments include forward sales of mortgage-backed securities, forward loan sale commitments and interest rate swaps and caps. We also issue interest rate lock commitments to borrowers in connection with single family mortgage loan originations. We recognize all derivative instruments on our consolidated statement of financial position at fair value. The estimated fair values of forward sales of mortgage-backed securities, forward sale commitments and interest rate swaps and caps are based on quoted market values and are recorded as other assets or derivative financial instruments liabilities in the consolidated balance sheet. The initial and subsequent changes in value on forward sales of mortgage-backed securities are a component of gain/(loss) on mortgage loans held for sale in the consolidated statement of operations. The estimated fair values of interest rate lock commitments are based on quoted market values and are recorded in other assets in the consolidated balance sheet. The initial and subsequent changes in value of interest rate lock commitments are a component of gain on mortgage loans held for sale in the consolidated statement of operations.

ABS Nonrecourse Debt

Effective January 1, 2010, new accounting guidance related to VIEs eliminated the concept of a QSPE, and all existing SPEs are now subject to the new consolidation guidance. Upon adoption of this new accounting guidance, we identified certain securitization trusts where we, through our affiliates, continued to hold beneficial interests in these trusts. These retained beneficial interests obligate us to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant. In addition, as Master Servicer on the related mortgage loans, we retain the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE. When it is determined that we have both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, the assets and liabilities of these VIEs are included in our consolidated financial statements. Upon consolidation of these VIEs, we derecognized all previously recognized beneficial interests obtained as part of the securitization, including any retained investment in debt securities, mortgage servicing rights, and any remaining residual interests. In addition, we recognized the securitized mortgage loans as mortgage loans held for investment, subject to ABS nonrecourse debt, and the related asset-backed certificates acquired by third parties as ABS nonrecourse debt on our consolidated balance sheet.

We estimate the fair value of ABS nonrecourse debt based on the present value of future expected discounted cash flows with the discount rate approximating current market value for similar financial instruments.

Sale of Mortgage Loans

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered by us. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from us, (ii) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) we do not maintain effective control over the transferred assets through either (a) an agreement that entitles and obligates us to repurchase or redeem them before their maturity or (b) the ability to unilaterally cause the holder to return specific assets. Loan securitizations structured as sales as well as whole loan sales are accounted for as sales of mortgage loans and the resulting gains or losses on such sales, net of any accrual for standard representations and warranties, are reported in operating results as a component of gain/(loss) on mortgage loans held for sale in the consolidated statement of operations during the period in which the securitization closes or the sale occurs.

Recent Developments

On June 21, 2011, we entered into a subservicing agreement with First Tennessee Bank National Association (“FT”), whereby certain mortgage loans from time to time owned by FT will be serviced by us and the mortgage loans in which FT acts as servicer for certain investors will be subserviced. The aggregate loans to be serviced and subserviced by us pursuant to this arrangement have an unpaid principal balance of $26.2 billion.

The subservicing agreement requires us to service and subservice loans on behalf of FT consistent with its normal servicing practices and, as applicable, the terms of the loans and FT’s contractual obligations contained in its servicing and securitization agreements and arrangements between FT and its investors.

In connection with the subservicing agreement, we made customary representations, warranties and covenants concerning, among other things, that we (i) are an approved servicer with certain governmental agencies and (ii) will maintain minimum ratings with certain rating agencies and Freddie Mac. The subservicing agreement includes, among other things, a loss incentive and sharing arrangement.

Events of default for us under the subservicing agreement include, among other things, our failure to make deposits of certain amounts collected or to provide reports.

FT can terminate the subservicing agreement upon the occurrence of certain events, including defaults by us or, at FT’s sole discretion, upon 90 days’ notice (a “Company Convenience Termination”), provided that FT may not terminate the subservicing agreement in its entirety during the initial two years of the subservicing agreement. FT will be required to pay a termination fee if it exercises a Company Convenience Termination. The subservicing agreement can also be terminated with respect to any loans that are sold or securitized by FT.

We can terminate the subservicing agreement upon the occurrence of certain events including defaults by FT, if we determine that we cannot continue to subservice the loans under applicable law (after determining in good faith that the incapacity cannot be cured or curing the incapacity is not commercially reasonable), or upon 180 days’ notice to the extent we and FT are unable to mutually agree on certain fees in the event of future material changes to servicing requirements (a “Nationstar Convenience Termination”). We will be required to pay a termination fee if we exercise a Nationstar Convenience Termination.

The subservicing agreement has a three year term and FT has the right to extend the term for one or more three year periods.

We will receive certain fees for our servicing and subservicing services, including the right to retain certain income incidental to servicing and subservicing.

We expect to board the approximately 141,000 loans onto our system during the third quarter 2011 at which time we will begin our servicing and subservicing responsibilities under the subservicing agreement.

On July 1, 2011, we purchased MSRs from a financial institution relating to Fannie Mae loans with an unpaid principal balance of approximately $3.6 billion. The purchase price is approximately $33.3 million of which we paid $10.0 million on July 1, 2011. We expect to board the loans onto our system during the third quarter 2011. Until we begin servicing the loans, the financial institution will continue to service the loans as subservicer for us for a fee.

Results of Operations

Consolidated Results

The following table summarizes our consolidated operating results for the periods indicated (in thousands):

	Three Months Ended
	March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008

Revenues:
Total fee income	$64,686	$38,750	$184,084	$100,218	$74,007
Gain (loss) on mortgage loans held for sale	20,506	12,429	77,344	(21,349)	(86,663)

Total revenues	85,192	51,179	261,428	78,869	(12,656)
Total expenses and impairments	68,121	40,089	220,976	142,367	147,777
Other income (expense):
Interest income	18,318	31,333	98,895	52,518	92,060
Interest expense	(25,368)	(29,135)	(116,163)	(69,883)	(65,548)
Loss on interest rate swaps and caps	—	(2,779)	(9,801)	(14)	(23,689)
Fair value changes in ABS securitizations	(2,652)	(9,777)	(23,297)	—	—

Total other income (expense)	(9,702)	(10,358)	(50,366)	(17,379)	2,823

Net loss	$7,369	$732	$(9,914)	$(80,877)	$(157,610)

We provide further discussion of our results of operations for each of our reportable segments in the “Segment Results” section below. Certain income and expenses not allocated to our reportable segments are presented in the Legacy Portfolio and Other as discussed in Note 22- Business Segment Reporting, in the accompanying Notes to Consolidated Financial Statements included in this prospectus.

Comparison of Consolidated Results for the Three Months Ended March 31, 2011 and 2010

Revenues increased $34.0 million from $51.2 million for the three months ended March 31, 2010 to $85.2 million for the three months ended March 31, 2011, primarily due to the significant increase in our total fee income and an increase in our gain on mortgage loans held for sale. The increase in our total fee income was primarily a result of (1) our higher average servicing portfolio balance of $65.9 billion for the three months ended March 31, 2011, compared to $33.3 billion for the three months ended March 31, 2010, and (2) an increase in portfolio level performance-based fees and fees earned for loss mitigation activities. The increase in the gain on loans held for sale was a result of the $141.5 million, or 27.6%, increase in the amount of loans originated during the 2011 period compared to the 2010 period.

Expenses and impairments increased $28.0 million from $40.1 million for the three months ended March 31, 2010 to $68.1 million for the three months ended March 31, 2011, primarily due to the increase in compensation expenses related to increased staffing levels in order to accommodate our larger servicing portfolio and originations as well as other related increases in general and administrative expenses. Our 2011 operating results include a $5.2 million increase in share-based compensation expense from revised compensation arrangements executed with certain members of our executive team.

Other expense decreased $0.7 million from $10.4 million for the three months ended March 31, 2010 to $9.7 million for the three months ended March 31, 2011, primarily due to the effects of the derecognition of a previously consolidated VIE and the losses on our outstanding interest rate swap positions during the 2010 period.

Comparison of Consolidated Results for the Years Ended December 31, 2010 and 2009

Revenues increased $182.5 million from $78.9 million for the year ended December 31, 2009 to $261.4 million for the year ended December 31, 2010, primarily due to the significant increase in our total fee income and an increase in our gain (loss) on mortgage loans held for sale. The increase in our total fee income was primarily a result of (i) our higher average servicing portfolio balance of $38.7 billion for the year ended December 31, 2010, compared to $25.8 billion for the year ended December 31, 2009, and (ii) an increase in portfolio level performance-based fees and fees earned for loss mitigation activities. The increase in the gain on loans held for sale was a result of the $1.3 billion, or 88.7%, increase in the amount of loans originated during 2010 as well as the elimination of lower of cost or market adjustments related to our legacy asset portfolio.

Expenses and impairments increased $78.6 million from $142.4 million for the year ended December 31, 2009 to $221.0 million for the year ended December 31, 2010, primarily due to the increase in compensation expenses related to increased staffing levels in order to accommodate our larger servicing portfolio and originations as well as other related increases in general and administrative expenses. Our 2010 operating results include an additional $12.1 million in share-based compensation expense from revised compensation arrangements executed with certain members of our executive team. Additionally, expenses and impairments increased from the consolidation of certain VIEs from January 1, 2010, and from expenses associated with the settlement of certain claims.

Other expense increased $33.0 million from $17.4 million for the year ended December 31, 2009 to $50.4 million for the year ended December 31, 2010, primarily due to the effects of the consolidation of certain VIEs and the losses on our outstanding interest rate swap positions during 2010.

Comparison of Consolidated Results for the Years Ended December 31, 2009 and 2008

Revenues increased $91.6 million from $(12.7) million for the year ended December 31, 2008 to $78.9 million for the year ended December 31, 2009, primarily due to (i) the increase in fee income as a result of the 57.7% increase in our servicing portfolio year over year and (ii) the reduction in the loss on mortgage loans held for sale.

The decrease in loss was caused by the increase in our loans originated during 2009 compared to 2008 and the reduction in the lower of cost or market adjustments recorded in 2009 compared to 2008.

Expenses and impairments decreased $5.4 million from $147.8 million for the year ended December 31, 2008 to $142.4 million for the year ended December 31, 2009, primarily due to the reduction in the other-than-temporary impairments recognized on available for sale securities during 2009, partially offset by the increase in all other expense categories due to the increases in our loan originations and loan servicing portfolio.

Other income (expense) increased $20.2 million from $2.8 million for the year ended December 31, 2008 to $(17.4) million for the year ended December 31, 2009, primarily due to a decrease in interest income and an increase in interest expense as a result of larger advance balances caused by our increased servicing portfolio, offset by a reduction in loss on interest rate swaps and caps.

Segment Results

Our primary business strategy is to generate recurring, stable income from managing and growing our servicing portfolio and our originations. We operate through two business segments: Servicing and Originations, which we refer to collectively as our Operating Segments. We report the activity not related to either operating segment in the Legacy Portfolio and Other. The Legacy Portfolio and Other includes primarily all sub-prime mortgage loans (i) originated in the latter portion of 2006 and during 2007 or (ii) acquired from Centex Home Equity Company, LLC (“CHEC”), and VIEs which were consolidated pursuant to the January 1, 2010 adoption of new consolidation guidance related to VIEs.

The accounting policies of each reportable segment are the same as those of the consolidated financial statements except for (i) expenses for consolidated back-office operations and general overhead expenses such as executive administration and accounting and (ii) revenues generated on inter-segment services performed. Expenses are allocated to individual segments based on the estimated value of the services performed, including estimated utilization or square footage and corporate personnel, as well as the equity invested in each segment. Revenues generated or inter-segment services performed are valued based on similar services provided to external parties.

Servicing Segment

The Servicing Segment provides loan servicing on our servicing portfolio, including the collection of principal and interest payments and the generation of ancillary fees related to the servicing of mortgage loans.

The following table summarizes our operating results from our Servicing Segment for the periods indicated (in thousands).

	Three Months Ended
	March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008

Revenues:
Servicing fee income	$58,724	$35,766	$175,569	$91,266	$69,235
Other fee income	2,394	1,784	7,273	8,867	5,366

Total fee income	61,118	37,550	182,842	100,133	74,601
Gain (loss) on mortgage loans held for sale	—	—	—	—	—

Total revenues	61,118	37,550	182,842	100,133	74,601
Expenses and impairments:
Salaries, wages, and benefits	29,410	16,673	78,269	56,726	41,755
General and administrative	9,621	3,576	24,664	10,669	9,878
Occupancy	1,376	1,033	4,350	3,502	3,404

Total expenses and impairments	40,407	21,282	107,283	70,897	55,037
Other income (expense):
Interest income	967	220	263	4,143	10,872
Interest expense	(13,457)	(10,646)	(51,791)	(25,877)	(15,718)
Loss on interest rate swaps and caps	—	(2,779)	(9,801)	—	—

Total other income (expense)	(12,490)	(13,205)	(61,329)	(21,734)	(4,846)

Net income from Servicing Segment	$8,221	$3,063	$14,230	$7,502	$14,718

Increase in aggregate unpaid principal balance of our servicing portfolio primarily governs the increase in revenues, expenses and other income (expense) of our Servicing Segment.

The table below provides detail of the characteristics and key performance metrics of our servicing portfolio as of or for the period ended.

	Three Months Ended
	March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(dollars in millions, except for average loan amount)

Unpaid principal balance (by investor):
Special Servicing	$8,692	$1,889	$4,893	$1,554	$1,218
Government-sponsored enterprises	51,425	23,737	52,194	24,235	10,709
ABS	6,927	7,656	7,089	7,875	9,415

Total unpaid principal balance	$67,044	$33,282	$64,176	$33,664	$21,342

Loan count—servicing	404,734	228,365	389,172	230,615	159,336
Average Servicing Portfolio	$65,929	$33,277	$38,653	$25,799	$12,775
Average loan amount	$165,648	$145,739	$164,904	$145,977	$133,943
Average coupon	5.67%	6.53%	5.74%	6.76%	7.49%
Average FICO	627	627	631	644	588
60+ delinquent (% of loans)(1)	16.8%	18.1%	17.0%	19.9%	13.1%
Total prepayment speed (12 month CPR)	13.0%	13.2%	13.3%	16.3%	16.2%

(1)	Loan delinquency is based on the current contractual due date of the loan. In the case of a completed loan modification, delinquency is based on the modified due date of the loan.

Revenues

For the Three Months Ended March 31, 2011 and 2010

Total revenues were $61.1 million for the three months ended March 31, 2011 compared to $37.6 million for the three months ended March 31, 2010, an increase of $23.5 million, or 62.5%, primarily due to the net effect of the following:

•	Servicing fee income increased $23.0 million period over period primarily from:

(a)	Increase of $21.7 million due to higher average unpaid principal balance of $65.9 billion in the 2011 period compared to $33.3 billion in the comparable 2010 period. The increase in our servicing portfolio was primarily driven by an increase in average unpaid principal balance for loans serviced for government-sponsored enterprises and other subservicing contracts for third party investors of $51.7 billion in the 2011 period compared to $23.9 billion in the comparable 2010 period. This increase was offset by a decrease in average unpaid principal balance for our private asset-backed securitizations portfolio, which decreased to $7.0 billion in the 2011 period compared to $7.7 billion in the comparable 2010 period.

(b)	Increase of $1.0 million due to higher modification fees earned from HAMP and from modification fees earned on non-HAMP modifications. As a high-touch servicer, we use modifications as a key loss mitigation tool. Under HAMP, subject to a program participation cap, we, as a servicer, will receive an initial incentive payment of up to $1,500 for each loan modified in accordance with HAMP subject to the condition that the borrower successfully completes a trial modification period. With this program, the servicer must forego any late fees and may not charge any other fees. In addition, provided that a HAMP modification does not become 90 days or more delinquent, we will receive an incentive of up to $1,000. Initial redefault rates have been favorable, averaging 10% to 20%. The HAMP program has an expiration date of December 31, 2012 and is only eligible for first lien mortgages that were originated on or before January 1, 2009. For non-HAMP modifications, we generally do not waive late fees, and we charge a modification fee. These amounts are collected at the time of the modification.

(c)	Increase of $1.0 million from change in fair value on mortgage servicing rights which was recognized in servicing fee income. The fair value of our mortgage servicing rights (MSRs) is based upon the present value of the expected future cash flows related to servicing these loans. The revenue components of the cash flows are servicing fees, interest earned on custodial accounts, and other ancillary income. The expense components include operating costs related to servicing the loans (including delinquency and foreclosure cost) and interest expenses on servicing advances. The expected future cash flows are primarily impacted by prepayment estimates, delinquencies, and market discount rates. Generally, the value of MSRs increases when interest rates increase and decreases when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. Other factors affecting the MSR value includes the estimated effects of loan modifications on expected cash flows. Such modifications tend to positively impact cash flows by extending the expected life of the affected MSR and potentially producing additional revenue opportunities depending on the type of modification. In valuing the MSRs, we believe our assumptions are consistent with the assumptions other major market participants use. These assumptions include a level of future modification activity that we believe major market participants would use in their valuation of MSRs. Internally, we have modification goals that exceed the assumptions utilized in our valuation model. Nevertheless, were we to utilize an assumption of a level of future modifications consistent with our internal goals to our MSR valuation, we do not believe the resulting increase in value would be material. Additionally, as disclosed under “Business—Legal Proceedings” on page 120, we delayed certain foreclosure activities temporarily. Although we have resumed those previously delayed proceedings, changes in the foreclosure process that may be required by governments or regulatory bodies could increase the cost of servicing and diminish the value of our MSRs. We utilize assumptions of servicing costs that include delinquency and foreclosure costs that we believe major market participants would use to value their MSRs. We periodically compare our internal MSR valuation to third party valuation of our MSRs to help substantiate our market assumptions. We have considered the costs related to the delayed proceedings into our assumptions and we do not believe that any resulting decrease in the MSR was material given the expected short-term nature of the issue.

(d)	Decrease of $0.8 million due to decreased loss mitigation and performance-based incentive fees earned from a government-sponsored enterprise.

•	Other fee income was $2.4 million for the three months ended March 31, 2011 compared to $1.8 million for the three months ended March 31, 2010, a decrease of $0.6 million, or 33.3%, due to lower REO sales commissions resulting from a decline in REO sales managed by our internal REO sales group.

For the Years Ended December 31, 2010 and 2009

Total revenues were $182.8 million for the year ended December 31, 2010 compared to $100.1 million for the year ended December 31, 2009, an increase of $82.7 million, or 82.6%, primarily due to the net effect of the following:

•	Servicing fee income increased $84.3 million period over period primarily from:

(a)	Increase of $34.8 million due to higher average unpaid principal balance of $38.7 billion in 2010 compared to $25.8 billion in 2009. The increase in our servicing portfolio was primarily driven by an increase in average unpaid principal balance for loans serviced for GSEs and other subservicing contracts for third party investors of $31.2 billion in 2010 compared to $17.2 billion in 2009. This increase was partially offset by a decrease in average unpaid principal balance for our asset-backed securitizations portfolio, which decreased to $7.4 billion in 2010 compared to $8.6 billion in 2009.

(b)	Increase of $8.9 million due to increased loss mitigation and performance-based incentive fees earned from a GSE.

(c)	Increase of $17.9 million due to higher fees earned from HAMP and from modification fees earned on non-HAMP modifications. As a high-touch servicer, we use modifications as a key loss mitigation tool. Under HAMP, subject to a program participation cap, we, as a servicer, will receive an initial incentive payment of up to $1,500 for each loan modified in accordance with HAMP subject to the condition that the borrower successfully completes a trial modification period. With this program, the servicer must forego any late fees and may not charge any other fees. In addition, provided that a HAMP modification does not become 90 days or more delinquent, we will receive an additional incentive fee of up to $1,000. Initial redefault rates have been favorable, averaging 10% to 20%. The HAMP program has an expiration date of December 31, 2012 and is only applicable to first lien mortgages that were originated on or before January 1, 2009. For non-HAMP modifications, we generally do not waive late fees, and we charge a modification fee. These amounts are collected at the time of the modification.

(d)	Increase of $21.9 million from change in fair value on mortgage servicing rights which was recognized in servicing fee income. The fair value of our mortgage servicing rights (MSRs) is based upon the present value of the expected future cash flows related to servicing these loans. The revenue components of the cash flows are servicing fees, interest earned on custodial accounts, and other ancillary income. The expense components include operating costs related to servicing the loans (including delinquency and foreclosure costs) and interest expenses on servicing advances. The expected future cash flows are primarily impacted by prepayment estimates, delinquencies, and market discount rates. Generally, the value of MSRs increases when interest rates increase and decreases when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. Other factors affecting the MSR value includes the estimated effects of loan modifications on expected cash flows. Such modifications tend to positively impact cash flows by extending the expected life of the affected MSR and potentially producing additional revenue opportunities depending on the type of modification.

In valuing the MSRs, we believe our assumptions are consistent with the assumptions other major market participants use. These assumptions include a level of future modification activity that we believe major market participants would use in their valuation of MSRs. Internally, we have modification goals that exceed the assumptions utilized in our valuation model. Nevertheless, were we to utilize an assumption of a level of future modifications consistent with our internal goals to our MSR valuation, we do not believe the resulting increase in value would be material.

(e)	Increase of $1.0 million due to an increase in ancillary and late fees arising from growth in the servicing portfolio. Late fees are recognized as revenue at collection.

•	Other fee income decreased $1.6 million for the year ended December 31, 2010 due to lower lender-placed insurance commissions and lower REO sales commissions resulting from a decline in REO sales managed by our internal REO sales group.

For the Years Ended December 31, 2009 and 2008

Total revenues were $100.1 million for the year ended December 31, 2009 compared to $74.6 million for the year ended December 31, 2008, an increase of $25.5 million, or 34.2%, primarily due to the net effect of the following:

•	Servicing fee income increased $22.1 million year over year primarily from:

(a)	Increase of $20.8 million due to higher average unpaid principal balance of $25.8 billion in 2009 compared to $12.8 billion in 2008. The increase in our servicing portfolio was primarily driven by an increase in average unpaid principal balance for loans serviced for

GSEs and other subservicing contracts for third party investors in 2009 compared to 2008. This increase was partially offset by a decrease in average unpaid principal balance for our asset-backed securitizations portfolio, which decreased in 2009 compared to 2008.

(b)	Increase of $7.7 million due to increased loss mitigation and performance-based incentive fees earned from a GSE.

(c)	Increase of $3.3 million due to higher modification fees earned from HAMP and from modification fees earned on non-HAMP modifications.

(d)	Increase of $7.0 million due to increased collection of late fees, primarily due to higher average unpaid principal balance of our servicing portfolio. Late fees are recognized as revenue at collection.

(e)	Decrease of $16.2 million from change in fair value on mortgage servicing rights which was recognized in servicing fee income.

•	Other fee income increased $3.5 million for the year ended December 31, 2009 from higher lender-placed insurance commissions, which is primarily due to higher delinquency rates in 2009 compared to 2008.

Expenses and Impairments

For the Three Months Ended March 31, 2011 and 2010

Expenses and impairments were $40.4 million for the three months ended March 31, 2011 compared to $21.3 million for the three months ended March 31, 2010, an increase of $19.1 million, or 89.7%, primarily due to the increase of $12.7 million in salaries, wages and benefits expense resulting from an increase in headcount from 1,007 in 2010 to 1,243 in 2011 and $4.7 million in additional share-based compensation from revised compensation arrangements with certain of our executives. Additionally, we recognized an increase of $6.4 million in general and administrative and occupancy-related expenses associated with increased headcount and growth in the servicing portfolio.

For the Years Ended December 31, 2010 and 2009

Expenses and impairments were $107.3 million for the year ended December 31, 2010 compared to $70.9 million for the year ended December 31, 2009, an increase of $36.4 million, or 51.3%, primarily due to an increase of $21.6 million in salaries, wages and benefits expense resulting from an increase in headcount from 910 in 2009 to 1,178 in 2010 and $4.9 million in additional share-based compensation from revised compensation arrangements with certain of our executives. Additionally, we recognized an increase of $14.8 million in general and administrative and occupancy expenses associated with increased headcount, growth in the servicing portfolio and increases in reserves for non-recoverable advances.

For the Years Ended December 31, 2009 and 2008

Expenses and impairments were $70.9 million for the year ended December 31, 2009 compared to $55.0 million for the year ended December 31, 2008, an increase of $15.9 million, or 28.9%, primarily due to the increase of $14.9 million in salaries, wages and benefits expense resulting from an increase in headcount from 570 in 2008 to 910 in 2009.

Other Income (Expense)

For the Three Months Ended March 31, 2011 and 2010

Total other income (expense) was $(12.5) million for the three months ended March 31, 2011 compared to $(13.2) million for the three months ended March 31, 2010, a decrease in expense, net of income, of $0.7 million, or 5.3%, primarily due to the net effect of the following:

•	Interest income increased $0.7 million due to higher average outstanding custodial cash deposit balances as a result of our increased servicing portfolio.

•	Interest expense was $13.5 million for the three months ended March 31, 2011 compared to $10.6 million for the three months ended March 31, 2010, an increase of $2.9 million, or 27.4%, primarily due to the senior unsecured notes, paying 10.875% interest expense. This increase was partially offset by lower interest expense on the remaining debt. Excluding the senior unsecured notes, the average outstanding debt was $373.8 million in 2011 compared to $630.1 million for the same period in 2010.

•	Loss on interest rate swaps and caps was $0.0 million for the three months ended March 31, 2011 compared to $2.8 million for the three months ended March 31, 2010. Effective October 1, 2010, we designated an existing interest rate swap as a cash flow hedge against outstanding floating rate financing associated with one of our outstanding servicer advance facilities. This interest rate swap is recorded at fair value, with any changes in fair value being recorded as an adjustment to other comprehensive income. Prior to this designation, any changes in fair value were being recorded as a loss on interest rate swaps and caps on our statement of operations.

For the Years Ended December 31, 2010 and 2009

Total other income (expense) was $(61.3) million for the year ended December 31, 2010 compared to $(21.7) million for the year ended December 31, 2009, an increase in expense, net of income, of $39.6 million, or 182.5%, primarily due to the net effect of the following:

•	Interest income decreased $3.8 million due to lower average index rates received on custodial cash deposits associated with mortgage loans serviced combined with lower average outstanding custodial cash deposit balances.

•	Interest expense increased $25.9 million primarily due to higher average outstanding debt of $638.6 million in 2010 compared to $313.3 million in 2009, offset by lower interest rates due to declines in the base LIBOR and decreases in the overall index margin on outstanding servicer advance facilities. Additionally, in 2010, we have included the balances related to our outstanding corporate note and senior unsecured debt balances, and the related interest expense thereon, as a component of our Servicing Segment. As a result of the weakening housing market, we continued to carry approximately $530.9 million in residential mortgage loans that we were unable to securitize as mortgage loans held for sale on our balance sheet throughout most of 2009. During this time period, we allocated a portion of our outstanding corporate note balance to Legacy Portfolio and Other to account for the increased capacity and financing costs we incurred while these loans were retained on our balance sheet. For the year ended December 31, 2010, we recorded $21.7 million in interest expense related to our outstanding corporate and 10.875% senior notes.

•	Loss on interest rate swaps and caps was $9.8 million for the year ended December 31, 2010, with no corresponding gain or loss recognized for the year ended December 31, 2009. The loss for the period was a result of a decline in fair value recognized during the period on outstanding interest rate swaps designed to economically hedge the interest rate risk associated with our 2009-ADV1 Servicer Advance Facility. This facility was not executed until the end of the fourth quarter of 2009, so we did not recognize any corresponding fair value adjustments during the year ended December 31, 2009.

For the Years Ended December 31, 2009 and 2008

Total other income (expense), which for the most part consisted of interest expense, was $(21.7) million for the year ended December 31, 2009 compared to $(4.8) million for the year ended December 31, 2008, an increase in expense, net of income, of $16.9 million, or 352.1%, primarily due to the net effect of the following:

•	Increase of $7.7 million from additional amortization of deferred financing costs resulting from refinancing or renewal of our advance financing facilities.

•	Increase of $6.7 million from decline in interest income earned on custodial cash deposits associated with mortgage loans serviced primarily due to lower average deposits and index rates.

•	Increase of $1.4 million from compensating interest due to increased average unpaid principal balance.

•	Increase of $1.1 million from higher average outstanding debt of $313.3 million in 2009 compared to $259.1 million in 2008, offset by lower interest rates due to declines in the base LIBOR.

Originations Segment

The Originations Segment involves the origination, packaging, and sale of GSE mortgage loans into the secondary markets via whole loan sales or securitizations.

The following table summarizes our operating results from our Originations Segment for the periods indicated (in thousands).

	Three Months Ended
	March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008

Revenues:
Servicing fee income	$—	$—	$—	$—	$—
Other fee income	4,044	1,666	7,042	1,156	589

Total fee income	4,044	1,666	7,042	1,156	589
Gain on mortgage loans held for sale	20,569	12,446	77,498	54,437	21,985

Total revenues	24,613	14,112	84,540	55,593	22,574
Expenses and impairments:
Salaries, wages, and benefits	16,293	10,732	57,852	31,497	18,357
General and administrative	4,893	4,801	26,761	14,586	10,864
Occupancy	626	404	2,307	1,449	1,574

Total expenses and impairments	21,812	15,937	86,920	47,532	30,795
Other income (expense):
Interest income	2,603	1,629	11,848	4,261	1,920
Interest expense	(1,981)	(1,308)	(8,806)	(3,438)	(1,289)

Total other income (expense)	622	321	3,042	823	631

Net income (loss) from Originations Segment	$3,423	$(1,504)	$662	$8,884	$(7,590)

Increase in origination volume primarily governs the increase in revenues, expenses and other income (expense) of our Originations Segment. The table below provides detail of the loan characteristics of loans originated for the periods presented.

	Three Months Ended
	March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008

Origination Volume (in millions):
Retail	$425	$306	$1,608	$1,093	$538
Wholesale	229	207	1,184	386	4

Total Originations	$654	$513	$2,792	$1,479	$542

Revenues

For the Three Months Ended March 31, 2011 and 2010

Total revenues were $24.6 million for the three months ended March 31, 2011 compared to $14.1 million for the three months ended March 31, 2010, an increase of $10.5 million, or 74.5% primarily due to the net effect of the following:

•	Other fee income was $4.0 million for the three months ended March 31, 2011 compared to $1.7 million for the three months ended March 31, 2010, an increase of $2.3 million, or 135.3%. The increase is primarily due to higher points and fees collected on originated loans as a result of higher originations volume.

•	Gain on mortgage loans held for sale was $20.6 million for the three months ended March 31, 2011 compared to $12.4 million for the three months ended March 31, 2010, an increase of $8.2 million, or 66.1%, primarily due to the net effect of the following:

(a)	Increase of $5.9 million from larger volume of originations, which increased from $512.6 million in the 2010 period to $654.1 million in the comparable 2011 period.

(b)	Increase of $3.5 million from capitalized mortgage servicing rights due to the larger volume of originations and subsequent retention of servicing rights.

(c)	Decrease of $1.3 million from change in unrealized gains/losses on derivative financial instruments. These include interest rate lock commitments and forward sales of mortgage-backed securities.

For the Years Ended December 31, 2010 and 2009

Total revenues were $84.5 million for the year ended December 31, 2010 compared to $55.6 million for the year ended December 31, 2009, an increase of $28.9 million, or 52.0%, primarily due to the net effect of the following:

•	Other fee income increased $5.8 million primarily due to our election to measure newly originated conventional residential mortgage loans held for sale at fair value, effective October 1, 2009. Subsequent to this election, any collected points and fees related to originated mortgage loans held for sale are included in other fee income. Prior to this election, points and fees were recorded as deferred origination income and recognized over the life of the mortgage loan as an adjustment to our interest income yield or, when the related loan was sold to a third-party purchaser, included as a component of gain on mortgage loans held for sale.

•	Gain on mortgage loans held for sale increased $23.1 million primarily from:

(a)	Increase of $22.4 million from improved margins and larger volume of originations, which increased from $1.5 billion for the year ended December 31, 2009 to $2.8 billion in originations for the year December 31, 2010.

(b)	Increase of $17.9 million from capitalized mortgage servicing rights due to the larger volume of originations and subsequent retention of servicing rights.

(c)	Decrease of $0.7 million from change in unrealized gains/(losses) on derivative financial instruments. These include interest rate lock commitments and forward sales of mortgage-backed securities.

(d)	Decrease of $20.2 million from recognition of points and fees earned on mortgage loans held for sale for the year ended December 31, 2009. Effective October 1, 2009, all points and fees are recognized at origination upon the election to apply fair value accounting to newly-originated loans and are recognized as a component of other fee income.

For the Years Ended December 31, 2009 and 2008

Total revenues were $55.6 million for the year ended December 31, 2009 compared to $22.6 million for the year ended December 31, 2008, an increase of $33.0 million, or 146.0%, primarily due to the net effect of the following:

•	Gain on mortgage loans held for sale increased $32.4 million primarily from:

(a)	Increase of $24.8 million from larger volume of originations, which increased from $0.5 billion in 2008 to $1.5 billion in 2009.

(b)	Increase of $3.8 million from capitalized mortgage servicing rights due to larger volume of origination and subsequent retention of servicing rights.

(c)	Increase of $3.8 million from change in unrealized gains/(losses) on derivative financial instruments. These include interest rate lock commitments and forward sales of mortgage-backed securities.

Expenses and Impairments

For the Three Months Ended March 31, 2011 and 2010

Expenses and impairments were $21.8 million for the three months ended March 31, 2011 compared to $15.9 million for the three months ended March 31, 2010, an increase of $5.9 million, or 37.1%, primarily due to the net effect of the following:

•	Increase of $5.6 million in salaries, wages and benefits expense from increase in headcount of 450 in 2010 to 742 in 2011 and increases in performance-based compensation. Additionally, we recognized $0.5 million in share-based compensation expense from revised compensation arrangements with certain of our executives.

•	Increase of $0.3 million in general and administrative and occupancy expense primarily due to increase in overhead expenses from the larger volume of originations in 2011.

For the Years Ended December 31, 2010 and 2009

Expenses and impairments were $86.9 million for the year ended December 31, 2010 compared to $47.5 million for the year ended December 31, 2009, an increase of $39.4 million, or 82.9%, primarily due to the net effect of the following:

•	Increase of $26.4 million in salaries, wages and benefits expense from increase in headcount of 452 in 2009 to 688 in 2010 and increases in performance based compensation. Additionally, we recognized $3.6 million in share-based compensation expense from revised compensation arrangements with certain of our executives.

•	Increase of $13.1 million in general and administrative and occupancy expense primarily due to increase in overhead expenses from the larger volume of originations in 2010 and expenses associated with the settlement of certain claims.

For the Years Ended December 31, 2009 and 2008

Expenses and impairments were $47.5 million for the year ended December 31, 2009 compared to $30.8 million for the year ended December 31, 2008, an increase of $16.7 million, or 54.2%, primarily due to the net effect of the following:

•	Increase of $13.1 million in salaries, wages and benefits expense from increase in headcount of 311 in 2008 to 452 in 2009 and increases in performance based compensation.

•	Increase of $3.7 million in general and administrative expense primarily due to increase in overhead expenses from larger volume of origination in 2009.

Other Income (Expense)

For the Three Months Ended March 31, 2011 and 2010

Total other income (expense) was $0.6 million for the three months ended March 31, 2011 compared to $0.3 million for the three months ended March 31, 2010, an increase of $0.3 million, primarily due to the net effects of the following:

•	Interest income increased $1.0 million, or 62.5%, representing interest earned from originated loans prior to sale or securitization. The increase is primarily due to the increase in the volume of originations. Loans are typically sold within 30 days of origination.

•	Interest expense increased $0.7 million, or 53.8%, primarily due to an increase in origination volume in 2011 and associated financing required to originate these loans.

For the Years Ended December 31, 2010 and 2009

Total other income (expense) was $3.0 million for the year ended December 31, 2010 compared to $0.8 million for the year ended December 31, 2009, an increase in income, net of expense, of $2.2 million, or 275.0%, primarily due to the net effect of the following:

•	Interest income increased $7.5 million from interest earned from originated loans prior to sale or securitization. The increase is primarily due to the increase in the volume of originations. Loans are typically sold within 30 days of origination.

•	Interest expense increased $5.4 million primarily due to an increase in origination volume in 2010 and associated financing required to originate these loans combined with a slight increase in outstanding average days in warehouse on newly originated loans.

For the Years Ended December 31, 2009 and 2008

Total other income (expense) was $0.8 million for the year ended December 31, 2009 compared to $0.6 million for the year ended December 31, 2008, an increase in income, net of expense, of $0.2 million, or 33.3%, primarily due to the net effect of the following:

•	Interest income increased $2.4 million primarily due to interest earned from originated loans prior to sale or securitization. Loans are typically sold within 30 days of origination.

•	Interest expense increased $2.1 million primarily due to interest expense from warehouse facilities that finance the origination of loans.

Legacy Portfolio and Other

Through December 2009, our legacy asset portfolio consisted primarily of non-prime and nonconforming residential mortgage loans that we primarily originated from April to July 2007. Revenues and expenses are primarily a result of mortgage loans transferred to securitization trusts that were structured as secured borrowings, resulting in carrying the securitized loans as mortgage loans held for investment on our consolidated balance sheets and recognizing the asset-backed certificates as nonrecourse debt. Prior to September 2009, these residential mortgage loans were classified as mortgage loans held for sale on our consolidated balance sheet and carried at the lower of cost or fair value and financed through a combination of our existing warehouse facilities and our corporate note. These loans were transferred on October 1, 2009, from mortgage loans held for sale to a held-for-investment classification at fair value on the transfer date. Subsequent to the transfer date, we completed the securitization of the mortgage loans, which was structured as a secured borrowing. This structure resulted in carrying the securitized loans as mortgages on our consolidated balance sheet and recognizing the asset-backed certificates acquired by third parties as nonrecourse debt.

Effective January 1, 2010, new accounting guidance eliminated the concept of a QSPE. Consequently, all existing securitization trusts are considered VIEs and are now subject to the new consolidation guidance. Upon consolidation of certain of these VIEs, we recognized the securitized mortgage loans related to these securitization trusts as mortgage loans held for investment, subject to ABS nonrecourse debt (see Note 3 to our consolidated financial statements). Additionally, we elected the fair value option provided for by ASC 825-10. Assets and liabilities related to these VIEs are included in Legacy Portfolio and Other in our segmented results.

The following table summarizes our operating results from Legacy Portfolio and Other for the periods indicated (in thousands).

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008

Revenues:
Servicing fee income	$567	$458	$820	$—	$—
Other fee income	781	1,210	2,643	—	—

Total fee income	1,348	1,668	3,463	—	—
Gain (loss) on mortgage loans held for sale	—	—	—	(75,786)	(108,648)

Total revenues	1,348	1,668	3,463	(75,786)	(108,648)
Expenses and impairments:
Salaries, wages, and benefits	1,283	2,101	13,148	3,537	2,854
General and administrative	1,050	343	7,488	5,239	1,452
Provision for loan losses	1,128	—	3,298	—	—
Loss on foreclosed real estate	2,247	(21)	205	7,512	2,567
Occupancy	257	464	2,788	1,912	1,043
Loss on available-for-sale securities-other-than- temporary	—	—	—	6,809	55,212

Total expenses and impairments	5,965	2,887	26,927	25,009	63,128
Other income (expense):
Interest income	12,924	27,350	77,521	44,114	79,268
Interest expense	(9,930)	(17,181)	(55,566)	(40,568)	(48,541)
Gain (loss) on interest rate swaps and caps	—	—	—	(14)	(23,689)
Fair value changes in ABS securitizations	(2,652)	(9,777)	(23,297)	—	—

Total other income (expense)	342	392	(1,342)	3,532	7,038

Net loss from Legacy Portfolio & Other	$(4,275)	$(827)	$(24,806)	$(97,263)	$(164,738)

The table below provides detail of the characteristics of our Legacy Portfolio and other for the dates indicated (in thousands):

	Three Months Ended March 31,		Year Ended December 31,
	2011(1)	2010(1)	2010(1)	2009	2008

Legacy Portfolio and Other Performance:
Performing—UPB	$1,050,676	$1,446,085	$1,037,201	$345,516	$627,368
Nonperforming (90+ Delinquency)—UPB	318,881	628,576	337,779	141,602	100,452
Real Estate Owned—Estimated Fair Value	24,417	28,917	27,337	10,262	21,822

Total Legacy Portfolio and Other—UPB	$1,393,974	$2,103,578	$1,402,317	$497,380	$749,642

(1)	Amounts include one previously off-balance sheet securitization which was consolidated upon adoption of ASC 810 related to consolidation of certain VIEs.

For the Three Months Ended March 31, 2011 and 2010

Total revenues were $1.3 million for the three months ended March 31, 2011, compared to $1.7 million for the three months ended March 31, 2010.

Expenses and impairments were $6.0 million for the three months ended March 31, 2011 compared to $2.9 million for the three months ended March 31, 2010, an increase of $3.1 million, or 106.9%, primarily a result of higher charge-offs experienced on liquidated real estate properties. Additionally, we recorded a $1.1 million provision for loan losses on credit impaired loans during the 2011 period.

Interest income, net of interest expense, decreased to $3.0 million for the three months ended March 31, 2011 as compared to $10.2 million for the three months ended March 31, 2010. The decrease in net interest income was primarily due to the effects of the derecognition of previously consolidated VIEs.

Fair value changes in ABS securitizations were $2.7 million for the three months ended March 31, 2011 compared to a $9.8 million for the three months ended March 31, 2010. Fair value changes in ABS securitizations is the net result of the reductions in the fair value of the assets (Mortgage loans held for investment and Real estate owned) and the reductions in the fair value of the liabilities (ABS nonrecourse debt.)

For the Years Ended December 31, 2010 and 2009

Total revenues were $3.5 million for the year ended December 31, 2010, compared to $(75.8) million for the year ended December 31, 2009. This increase was primarily a result of a change in classification on mortgage loans held for sale discussed above, with no gain on mortgage loans held for sale recorded for the year ended December 31, 2010, compared to a loss of $75.8 million recorded for the year ended December 31, 2009.

Expenses and impairments were $26.9 million for the year ended December 31, 2010 compared to $25.0 million for the year ended December 31, 2009, an increase of $1.9 million, or 7.6%, primarily due to an increase in headcount and allocated expenses for corporate support functions and executive oversight. Additionally, we recognized $3.6 million in additional share-based compensation expense from revised compensation arrangements with certain of our executives, as well as a $3.3 million provision for loan losses. These expense increases were offset by the net impact of the adoption of new accounting guidance on the consolidation of certain securitization trusts which resulted in a $7.3 million reduction in charges from losses realized on foreclosed real estate and a decrease of $6.8 million in other-than-temporary impairments recognized on our investment in debt securities-available-for-sale.

Total other income (expense) was $(1.3) million for the year ended December 31, 2010 compared to $3.5 million for the year ended December 31, 2009, a decrease of $4.8 million, or 137.1%. The decrease was primarily due to an increase in our net interest income, offset by fair value changes in our ABS securitizations. Interest income, net of interest expense, increased to $21.9 million for the year ended December 31, 2010 as compared to $3.5 million for the year ended December 31, 2009. The increase in interest income, net was due to the consolidation of certain securitization trusts upon the adoption of new accounting guidance related to VIEs. Fair value changes in ABS securitizations included a loss of $23.3 million for the year ended December 31, 2010, with no corresponding amount for the year ended December 31, 2009, due to the election of the fair value option on consolidated VIEs.

For the Years Ended December 31, 2009 and 2008

Total revenues were $(75.8) million for the year ended December 31, 2009, compared to $(108.6) million for the year ended December 31, 2008, an increase of $32.8 million, or 30.2%. This increase was a result of lower mark-to-market adjustments on our outstanding legacy portfolio. We accounted for the excess of cost over fair value of these loans as a valuation allowance with changes in the valuation allowance included in loss on mortgage loans held for sale. For the year ended December 31, 2009, the change in the outstanding valuation allowance resulted in net income of $8.8 million, compared to a net loss of $42.6 million for the year ended December 31, 2008. These amounts were partially offset by higher realized losses on existing portfolio rewrites and liquidations on our existing legacy portfolio and real estate owned of $80.3 million for the year ended December 31, 2009, compared to a loss of $56.3 million for the year ended December 31, 2008.

Expenses and impairments were $25.0 million for the year ended December 31, 2009, compared to $63.1 million for the year ended December 31, 2008, a decrease of $38.1 million, or 60.4%, primarily due to a decrease of $48.4 million in other-than-temporary impairments recognized on our investment in debt securities-available-for-sale attributable to lower overall outstanding carrying balances on outstanding debt securities, offset by an increase in unallocated corporate expenses and an increase in losses realized on loans held for investment and foreclosed real estate.

The deterioration of the housing market and related illiquidity in the capital markets resulted in an overall decrease in the credit quality of the residential mortgage loans that collateralize our retained investment in debt securities. As a result of these weakening conditions, in 2008 we determined that we would not be able to fully recover all of our recorded investment in these related debt securities, and recorded an other-than-temporary impairment of $55.2 million, compared to $6.8 million in impairments for the year ended December 31, 2009. The decrease in our recognized impairments was primarily a result of our lower overall total outstanding investment in these debt securities.

During late 2008 and 2009, increased foreclosure activities resulted in an increase in real estate owned, coupled with the continuing deterioration of the housing market, our real estate owned losses increased. Our increased loss severities were also impacted by management initiatives enacted in 2009 to liquidate existing foreclosed real estate in advance of continued deterioration in certain housing markets.

We estimate the fair value of the real estate owned at the time that a loan is transferred to the real estate owned classification. Real estate owned is recorded at estimated fair value less costs to sell at the date of foreclosure. Fair value is estimated using the most recently obtained appraised value or broker price opinion, as applicable, adjusted, as necessary, to reflect expected price concessions based on historical experience. Upon foreclosure, we obtain a third party appraisal and a third party broker price opinion. Subsequently, we obtain updated broker price opinions every 90 days for our real estate owned. We review recent real estate owned sales activity on a quarterly basis to ensure that the resulting overall net sales proceeds received are consistent with our estimated fair value. Any subsequent declines in fair value are credited to a valuation allowance and charged to operations as incurred.

Total other income was $3.5 million for the year ended December 31, 2009 compared to $7.0 million for the year ended December 31, 2008, a decrease of $3.5 million, or 50.0%. The decrease was primarily due to a decrease in net interest income year over year of approximately $27.3 million, offset by a decrease in loss on interest rate swaps and caps. The decrease in interest income, net was attributable to an overall decrease in our total outstanding performing legacy portfolio assets to $345.5 million as of December 31, 2009, compared to $627.4 million as of December 31, 2008. In addition, our weighted average interest rates on our outstanding legacy portfolio assets decreased to 7.58% for the year ended December 31, 2009 compared to 9.11% for the year ended December 31, 2008. Loss on interest rate swaps and caps decreased to $0.0 million for the year ended December 31, 2009 as compared to $23.7 million for the year ended December 31, 2008. Prior to 2009, we entered into interest rate swap agreements to economically hedge the interest payments on the warehouse debt and securitization of our mortgage loans held for sale. The $23.7 million decrease in loss on interest rate swaps and caps was due to our unwinding of outstanding interest rate swap positions during 2008.

Analysis of Items on Consolidated Balance Sheet

The following table presents our consolidated balance sheets as of March 31, 2011, December 31, 2010 and 2009 (in thousands).

	March 31,	December 31,	December 31,
	2011	2010	2009
	(unaudited)

Assets
Cash and cash equivalents	$48,420	$21,223	$41,645
Restricted cash	73,100	91,125	52,795
Accounts receivable	454,235	439,071	509,974
Mortgage loans held for sale	268,950	371,160	203,131
Mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets	262,268	266,840	301,910
Mortgage loans held for investment, subject to ABS nonrecourse debt (at fair value)	530,681	538,440	—
Investment in debt securities—available-for-sale	—	—	2,486
Receivables from affiliates	7,542	8,993	12,574
Mortgage servicing rights	151,159	145,062	114,605
Property and equipment, net	11,255	8,394	6,575
Real estate owned, net (includes $17,509 and $0, respectively, of real estate owned, subject to ABS nonrecourse debt)	24,417	27,337	10,262
Other assets	36,228	29,536	24,228

Total assets	$1,868,255	$1,947,181	$1,280,185

Liabilities and members’ equity
Notes payable	$608,451	$709,758	$771,857
Unsecured senior notes	244,410	244,061	—
Payables and accrued liabilities	103,899	75,054	66,830
Derivative financial instruments	7,724	7,801	—
Derivative financial instruments, subject to ABS nonrecourse debt	15,615	18,781	—
Nonrecourse debt—Legacy Assets	133,592	138,662	177,675
ABS nonrecourse debt (at fair value)	489,321	496,692	—

Total liabilities	1,603,012	1,690,809	1,016,362
Total members’ equity	265,243	256,372	263,823

Total liabilities and members’ equity	$1,868,255	$1,947,181	$1,280,185

Comparison of Consolidated Balance Sheet Items—March 31, 2011 to December 31, 2010

Assets

Restricted cash consists of custodial accounts related to collections on certain mortgage loans and mortgage loan advances that have been pledged to debt counterparties under various Master Repurchase Agreements. Restricted cash was $73.1 million at March 31, 2011, a decrease of $18.0 million from December 31, 2010, primarily a result of decreased servicer advance reimbursement amounts.

Accounts receivable consists primarily of accrued interest receivable on mortgage loans and securitizations, collateral deposits on surety bonds, and advances made to nonconsolidated securitization trusts, as required under various servicing agreements related to delinquent loans, which are ultimately paid back to us from the securitization trusts. Accounts receivable increased $15.1 million to $454.2 million at March 31, 2011, because of our larger outstanding serving portfolio, which resulted in a $10.2 million increase in corporate and escrow advances and an $8.3 million increase in receivables from trusts.

Mortgage loans held for sale are carried at fair value, as permitted under ASC 825, Financial Instruments. We estimate fair value by evaluating a variety of market indicators including recent trades and outstanding commitments. Mortgage loans held for sale was $269.0 million at March 31, 2011, a decrease of $102.2 million from December 31, 2010, as $765.7 million mortgage loan sales was partially offset by $654.1 million loan originations.

Mortgage loans held for investment, subject to nonrecourse debt—legacy assets consist of nonconforming or subprime mortgage loans securitized which serve as collateral for the nonrecourse debt. Mortgage loans held for investment, subject to nonrecourse debt—legacy assets was $262.3 million at March 31, 2011, a decrease of $4.5 million from December 31, 2010 as $5.8 million was transferred to real estate owned.

Mortgage loans held for investment, subject to ABS nonrecourse debt consist of mortgage loans that were recognized upon the adoption of new accounting guidance related to VIEs effective January 1, 2010. To more accurately represent the future economic performance of the securitization collateral and related debt balances, we elected the fair value option provided for by ASC 825-10 Financial Instruments-Overall. Mortgage loans held for investment, subject to ABS nonrecourse debt was $530.7 million at March 31, 2011, a decrease of $7.7 million from December 31, 2010, as $16.2 million was transferred to real estate owned, which was partially offset by improvements in the fair value of the mortgage loan portfolio.

Receivables from affiliates consist of periodic transactions with Nationstar Regular Holdings, Ltd., a subsidiary of FIF HE Holdings LLC. These transactions typically involve the monthly payment of principal and interest advances that are required to be remitted to securitization trusts as required under various Pooling and Servicing Agreements. These amounts are later repaid to us when principal and interest advances are recovered from the respective borrowers. Receivables from affiliates were $7.5 million at March 31, 2011, a decrease of $1.5 million from December 31, 2010, as a result of increased recoveries on outstanding principal and interest advances.

Mortgage servicing rights consist of servicing assets related to all existing residential mortgage loans transferred to a third party in a transfer that meets the requirements for sale accounting, or through the acquisition of the right to service residential mortgage loans that do not relate to our assets. Mortgage servicing rights were $151.2 million at March 31, 2011, an increase of $6.1 million over December 31, 2010, primarily a result of the capitalization of $9.9 million newly created mortgage servicing rights, partially offset by $3.8 million change in the fair value of the rights.

Property and equipment, net is comprised of land, furniture, fixtures, leasehold improvements, computer software, and computer hardware. These assets are stated at cost less accumulated depreciation. Property and equipment, net increased $2.9 million as we invested in information technology systems to support volume growth in the Originations segment.

Real estate owned, net represents property we acquired as a result of foreclosures on delinquent mortgage loans. Real estate owned, net is recorded at estimated fair value, less costs to sell, at the date of foreclosure. Any subsequent operating activity and declines in value are charged to earnings. Real estate owned, net was $24.4 million at March 31, 2011, a decrease of $2.9 million over December 31, 2010. This decrease was primarily a result of sales of real estate, partially offset by transfers from mortgage loans held for investment.

Other assets increased $6.6 million when the company acquired a 22% interest in ANC Acquisition LLC (see Note 8 of our accompanying Unaudited Notes to Consolidated Financial Statements.) Other assets also include deferred financing costs, derivative financial instruments, and prepaid expenses.

Liabilities and Members’ Equity

At March 31, 2011, total liabilities were $1,603.0 million, an $87.8 million decrease from December 31, 2010. The decrease in total liabilities was primarily a result of $104.5 million repayment of the outstanding warehouse facility notes payable, partially offset by a $27.0 million increase in payables owed to securitization trusts.

Included in our payables and accrued liabilities caption on our balance sheet is our reserve for repurchases and indemnifications amounting to $8.0 million and $7.3 million at March 31, 2011 and December 31, 2010, respectively. This liability represents our (i) estimate of losses to be incurred on the repurchase of certain loans that we previously sold and (ii) an estimate of losses to be incurred for indemnification of losses incurred by purchasers or insurers with respect to loans that we sold. Certain sale contracts include provisions requiring us to repurchase a loan or indemnify the purchaser or insurer for losses if a borrower fails to make certain initial loan payments due to the acquirer or if the accompanying mortgage loan fails to meet certain customary representations and warranties. These representations and warranties are made to the loan purchasers or insurers about various characteristics of the loans, such as manner of origination, the nature and extent of underwriting standards applied and the types of documentation being provided and typically are in place for the life of the loan. Although the representations and warranties are in place for the life of the loan, we believe that most repurchase requests occur within the first five years of the loan. In the event of a breach of the representations and warranties, we may be required to either repurchase the loan or indemnify the purchaser for losses it sustains on the loan. In addition, an investor may request that we refund a portion of the premium paid on the sale of mortgage loans if a loan is prepaid within a certain amount of time from the date of sale. We record a provision for estimated repurchases, loss indemnification and premium recapture on loans sold, which is charged to gain (loss) on mortgage loans held for sale.

The activity of our outstanding repurchase reserves were as follows (in thousands):

		Three months
	Year ended	ended
	December 31,	March 31,
	2010	2011

Repurchase reserves, beginning of period	$3,648	$7,321
Additions	4,649	929
Charge-offs	(976)	(271)

Repurchase reserves, end of period	$7,321	$7,979

The following table summarizes the changes in our loan count and unpaid principal balance related to unresolved repurchase and indemnification requests:

					Three Months
					Ended
	Years Ended December 31,				March 31,
	2009		2010		2011
	Count	$	Count	$	Count	$
	$ amounts in millions

Beginning balance	3	$0.3	8	$1.3	21	$4.3
Repurchases & indemnifications	(17)	(2.7)	(8)	(1.9)	(3)	(0.6)
Claims initiated	28	4.6	53	10.8	37	7.9
Rescinded	(6)	(0.9)	(32)	(5.9)	(17)	(4.2)

Ending Balance	8	$1.3	21	$4.3	38	$7.4

The following table details our loan sales by period:

	Year Ended December 31,						Three Months Ended
	2008		2009		2010		March 31, 2011		Total
	Count	$	Count	$	Count	$	Count	$	Count	$
	$ amounts in billions

Loan sales	3,412	$0.5	5,344	$1.0	13,090	$2.6	3,832	$0.8	25,678	$4.9

For the three months ended March 31, 2011, the reserve for repurchases and indemnifications increased by approximately $0.7 million. This increase was principally due to the significant increase in loan sales during 2011 over the 2010 period. We increase the reserve by applying an estimated loss factor to the principal balance of loan sales. Secondarily, the reserve may be increased based on outstanding claims received. We have observed an increase in repurchase requests in each of the last two years and into 2011. We believe that because of the increase in our originations during 2009, 2010 and the first quarter of 2011, we expect that repurchase requests are likely to increase. Should home values continue to decrease, our realized losses from loan repurchases and indemnifications may increase as well. As such, our reserve for repurchases may be required to increase beyond our current expectations. While the ultimate amount of repurchases and premium recapture is an estimate, we consider the liability to be adequate at each balance sheet date.

At March 31, 2011, outstanding members’ equity was $265.2 million, a $8.8 million increase from December 31, 2010, which is primarily attributed to the Company earning $7.4 million net income in the current quarter, $5.3 million share-based compensation, partially offset by $3.9 million distribution to parent.

Comparison of Consolidated Balance Sheet Items—December 31, 2010 to December 31, 2009

Assets

Restricted cash consists of custodial accounts related to collections on certain mortgage loans and mortgage loan advances that have been pledged to debt counterparties under various Master Repurchase Agreements. Restricted cash was $91.1 million at December 31, 2010, an increase of $38.3 million from December 31, 2009, primarily a result of the increase in custodial deposits from mortgage loan advances. These custodial deposits are held in trust until they are remitted to the bond investors to pay down the asset-backed certificates.

Accounts receivable consists primarily of accrued interest receivable on mortgage loans and securitizations, collateral deposits on surety bonds, and advances made to nonconsolidated securitization trusts, as required under various servicing agreements related to delinquent loans, which are ultimately paid back to us from the securitization trusts. Accounts receivable was $439.1 million at December 31, 2010, a decrease of $70.9 million from December 31, 2009. The decrease in accounts receivable was primarily a result of decreases in outstanding delinquency and corporate and escrow advances of $57.6 million and $41.6 million, respectively. During the period, the GSEs began to repurchase loans from securitization trusts that we service for them that are 120 days or more past due. In conjunction with these repurchases, principal and interest advances that we had made as servicer for these loans were repaid. As such, our accounts receivable balance decreased significantly during the period as well as our corresponding borrowings under our MBS Advance Funding facility that we utilize to fund such advances.

Mortgage loans held for sale are carried at fair value, as permitted under ASC 825, Financial Instruments. We estimate fair value by evaluating a variety of market indicators including recent trades and outstanding commitments. Mortgage loans held for sale was $371.2 million at December 31, 2010, an increase of $168.1 million over December 31, 2009, a result of higher origination volume during the 2010 period.

Mortgage loans held for investment, subject to nonrecourse debt—legacy assets consist of nonconforming or subprime mortgage loans securitized which serve as collateral for the nonrecourse debt. These loans were transferred on October 1, 2009, from mortgage loans held for sale at fair value on the transfer date, as determined by the present value of expected future cash flows, with no valuation allowance recorded. Any decreases in expected cash flows subsequent to the transfer are recognized as a valuation allowance. Mortgage loans held for investment, subject to nonrecourse debt—legacy assets was $266.8 million at December 31, 2010, a decrease of $35.1 million from December 31, 2009, a result of principal collections and liquidations on the outstanding mortgage loans.

Mortgage loans held for investment, subject to ABS nonrecourse debt consist of mortgage loans that were recognized upon the adoption of new accounting guidance related to VIEs effective January 1, 2010. To more accurately represent the future economic performance of the securitization collateral and related debt balances, we elected the fair value option provided for by ASC 825-10 Financial Instruments-Overall. This option was applied to all eligible items within the VIE, including mortgage loans held for investment, subject to ABS nonrecourse debt, and the related ABS nonrecourse debt.

Investment in debt securities—available-for-sale consists of beneficial interests we retain in securitization transactions accounted for as a sale under the guidance of ASC 860. Effective January 1, 2010, new accounting guidance for VIEs eliminated the concept of a QSPE and all existing securitization trusts are considered VIEs and are now subject to the new consolidation guidance. Upon consolidation of these VIEs, Nationstar derecognized all previously recognized beneficial interests, including retained investment in debt securities, obtained as part of the securitization (see Note 3 to our consolidated financial statements).

Receivables from affiliates consist of periodic transactions with Nationstar Regular Holdings, Ltd., a subsidiary of FIF HE Holdings LLC. These transactions typically involve the monthly payment of principal and interest advances that are required to be remitted to securitization trusts as required under various Pooling and Servicing Agreements. These amounts are later repaid to us when principal and interest advances are recovered from the respective borrowers. Receivables from affiliates were $9.0 million at December 31, 2010, a decrease of $3.6 million from December 31, 2009, as a result of increased recoveries on outstanding principal and interest advances.

Mortgage servicing rights consist of servicing assets related to all existing residential mortgage loans transferred to a third party in a transfer that meets the requirements for sale accounting, or through the acquisition of the right to service residential mortgage loans that do not relate to our assets. Mortgage servicing rights were $145.1 million at December 31, 2010, an increase of $30.5 million over December 31, 2009. The increase was primarily a result of the capitalization of newly created mortgage servicing rights of $26.3 million, combined with the purchase of $17.8 million in mortgage servicing rights, offset by the de-recognition of previously recognized mortgage servicing rights on the consolidation of certain securitization trusts for the adoption of new accounting guidance related to VIEs of $7.6 million, and the change in fair value of mortgage servicing rights.

Property and equipment, net increased by approximately $1.8 million, primarily as a result of expenditures related to newly opened retail branches and increased hardware acquisitions to support servicing expansion.

Real estate owned, net represents property we acquired as a result of foreclosures on delinquent mortgage loans. Real estate owned, net is recorded at estimated fair value, less costs to sell, at the date of foreclosure. Any subsequent operating activity and declines in value are charged to earnings. Real estate owned, net was $27.3 million at December 31, 2010, an increase of $17.0 million over December 31, 2009. This increase was primarily a result of the adoption of the new accounting guidance related to VIEs, resulting in the recognition of $17.5 million in real estate owned properties from a consolidated VIE.

Other assets consist of principally deferred financing costs, derivative financial instruments, and prepaid expenses. Other assets were $29.5 million at December 31, 2010, an increase of $5.3 million over December 31, 2009. This increase was primarily a result of an increase in deferred financing costs from our March 2010 offering and other higher prepaid expenses.

Liabilities and Members’ Equity

At December 31, 2010, total liabilities were $1.7 billion, a $0.7 billion increase from December 31, 2009. The increase in total liabilities was primarily a result of the adoption of new accounting guidance related to VIEs, resulting in the recognition of $0.5 billion in asset-backed certificates from a consolidated VIE combined with a March 2010 offering of Senior Unsecured Notes of $244 million.

Included in our payables and accrued liabilities caption on our balance sheet is our reserve for repurchases and indemnifications amounting to $7.3 million and $3.6 million at December 31, 2010 and 2009, respectively. This liability represents our (i) estimate of losses to be incurred on the repurchase of certain loans that we previously sold and (ii) an estimate of losses to be incurred for indemnification of losses incurred by purchasers or insurers with respect to loans that we sold.

During 2010, the reserve for repurchases and indemnifications increased by approximately $3.7 million. This increase was principally due to the significant increase in loan sales during 2010 over the 2009 period. We increase the reserve by applying an estimated loss factor to the principal balance of loan sales. Secondarily, the reserve was increased based on outstanding claims received, and 2010 represented the first year that we have received make whole requests that we considered to be probable and estimable. We have observed an increase in repurchase requests in each of the last two years. We believe that because of the increase in our originations during 2009 and 2010, we expect that repurchase requests are likely to increase. Should home values continue to decrease, our realized losses from loan repurchases and indemnifications may increase as well. As such, our reserve for repurchases may be required to increase beyond our current expectations. While the ultimate amount of repurchases and premium recapture is an estimate, we consider the liability to be adequate at each balance sheet date.

At December 31, 2010, outstanding members’ equity was $256.4 million, a $7.4 million decrease from December 31, 2009. The decrease in members’ equity was primarily driven by an $9.9 million net loss for the year ended December 31, 2010, a cumulative effect adjustment from the adoption of new accounting guidance related to VIEs resulting in a cumulative effect decrease in our beginning members’ units of $8.1 million, offset by $9.5 million in share-based compensation (net of taxes) during the period and $1.1 million in the change in value of a cash flow hedge.

Recent Accounting Developments

On January 1, 2010, we adopted new FASB accounting guidance on transfers of financial assets and consolidation of VIEs. This new accounting guidance revises sale accounting criteria for transfers of financial assets, including elimination of the concept of and accounting for qualifying special purpose entities (“QSPEs”), and significantly changes the criteria for consolidation of a VIE. The adoption of this new accounting guidance resulted in the consolidation of certain VIEs that previously were QSPEs that were not recorded on our Consolidated Balance Sheet prior to January 1, 2010. We recorded an $8.1 million charge to members’ equity on January 1, 2010 for the cumulative effect of the adoption of this new accounting guidance, which resulted principally from the derecognition of the retained interests in the securitizations. Initial recording of these assets and liabilities on our Consolidated Balance Sheet had no impact at the date of adoption on consolidated results of operations.

Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (Update No. 2010-06). Update No. 2010-06 requires additional disclosures about fair value measurements, including separate disclosures of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers. Additionally, the reconciliation for fair value measurements using significant unobservable inputs (Level 3) should present separately information about purchases, sales, issuances, and settlements. Update No. 2010-06 also clarifies previous disclosure requirements, including the requirement that entities provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for both Level 2 and Level 3 measurements. The new disclosures and clarifications of existing disclosures required under Update No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, and was adopted for the interim reporting period ending March 31, 2010, except for the disclosures about purchases, sales, issuances, and settlement in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

Accounting Standards Update No. 2010-18, Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset (Update No. 2010-18). Update No. 2010-18 clarifies the accounting treatment for modifications of loans that are accounted for within a pool under Subtopic 310-30, Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality (Subtopic 310-30), requiring an entity to continue to include modified loans in the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors. The amendments in this update were effective for Nationstar for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. The adoption of Update No. 2010-18 did not have a material impact on our financial condition, liquidity or results of operations.

Accounting Standards Update No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (Update No. 2010-20). Update No. 2010-20 is intended to provide users of financial statements with greater transparency regarding a company’s allowance for credit losses and the credit quality of its financing receivables. It is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The additional disclosure requirements for this amendment are effective for Nationstar for annual reporting periods ending on or after December 15, 2011. The adoption of Update No. 2010-20 will not have a material impact on our financial condition, liquidity or results of operations.

Accounting Standards Update No. 2011-02, A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring (Update No. 2011-02). Update No. 2011-02 is intended to reduce the diversity in identifying troubled debt restructurings (TDRs), primarily by clarifying certain factors around concessions and financial difficulty. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that: 1) the restructuring constitutes a concession; and 2) the debtor is experiencing financial difficulties. The clarifications will generally result in more restructurings being considered troubled. The amendments in this update will be effective for interim and annual periods beginning after June 15, 2011, with retrospective application to the beginning of the annual period of adoption. The adoption of Update No. 2011-02 will not have a material impact on our financial condition, liquidity or results of operations.

Accounting Standards Update No. 2011-03, Reconsideration of Effective Control for Repurchase Agreements (Update No. 2011-03). Update No. 2011-03 is intended to improve the accounting and reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. This amendment removes the criterion pertaining to an exchange of collateral should not be a determining factor in assessing effective control, including (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in the update. The amendments in this update will be effective for interim and annual periods beginning after December 15, 2011. The adoption of Update No. 2011-03 will not have a material impact on our financial condition, liquidity or results of operations.

Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (Update No. 2011-04). Update No. 2011-04 is intended to provide common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. The changes required in this update include changing the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in this update are to be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. The adoption of Update No. 2011-04 will not have a material impact on our financial condition, liquidity or results of operations.

Liquidity and Capital Resources

Liquidity measures our ability to meet potential cash requirements, including the funding of servicing advances, paying operating expenses, origination of loans and repayment of borrowings. Our cash balance decreased from $41.6 million as of December 31, 2009 to $21.2 million as of December 31, 2010, primarily due to greater cash outflows from our financing activities to repay our outstanding debt facilities. Our cash balance increased from $21.2 million as of December 31, 2010 to $48.4 million as of March 31, 2011, primarily due to greater cash inflows from operating activities, partially offset by cash outflows from financing activities.

Cash and cash equivalents is one component of our overall liquidity position. As of March 31, 2011, our total liquidity was $114.9 million. Total liquidity is a measure that management uses to determine amounts expected to be available to fund our business and consists of cash and cash equivalents ($48.4 million as of March 31, 2011) as well as amounts we believe we would receive in respect of unencumbered assets ($66.7 million as of March 31, 2011). Unencumbered assets for this purpose consist of servicing advances that we expect to be converted into cash within a short period of time and new loans that are eligible to be financed under available committed warehouse lines. We follow a disciplined cash management approach that uses our excess liquidity or cash available to deploy for investments to temporarily paydown existing borrowings on mortgage loans held for sale and accounts receivables. At the time we identify investment opportunities, we will leverage these unencumbered assets to fulfill the purchase price. As of March 31, 2011, we had $855.9 million in unused capacity under our existing servicing advance facilities and origination warehouse lines.

We shifted our strategy after 2007 to leverage our industry-leading servicing capabilities and capitalize on the opportunities to grow our origination platform, which has led to the strengthening of our liquidity position. As a part of our shift in strategy, we ceased originating non-prime loans in 2007, and new originations have been focused on loans that are eligible to be sold to GSEs. For the years ended December 31, 2010 and 2009, substantially all originated loans have either been sold or are pending sale. Additionally, we grew our servicing portfolio from $33.7 billion as of December 31, 2009 to $67.0 billion as of March 31, 2011.

As part of the normal course of our business, we borrow money to fund servicing advances and loan originations. The loans we originate are financed through several warehouse lines on a short-term basis. We typically hold the loans for approximately 30 days and then sell the loans or place them in government securitizations and repay the borrowings under the warehouse lines. We rely upon several counterparties to provide us with financing facilities to fund a portion of our servicing advances and to fund our loan originations on a short-term basis. Our ability to fund current operations depends upon our ability to secure these types of short-term financings on acceptable terms and to renew or replace the financings as they expire.

In March 2010, we completed the offering of $250 million of 10.875% senior notes, which were issued with an issue discount of $7.0 million for net cash proceeds of $243.0 million, with a maturity date of April 2015. These unsecured senior notes pay interest biannually at an interest rate of 10.875%. Cash proceeds from this offering were used to pay down outstanding balances on our existing debt facilities.

At this time, we see no material negative trends that we believe would affect our access to long-term borrowings, short-term borrowings or bank credit lines sufficient to maintain our current operations, or would likely cause us to cease to be in compliance with any applicable covenants in our indebtedness or that would inhibit our ability to fund operations and capital commitments for the next 12 months.

Our primary sources of funds for liquidity include: (i) lines of credit and other secured borrowings; (ii) servicing fees and ancillary fees; (iii) payments received from sale or securitization of loans; and (iv) payments received from mortgage loans held for sale.

Our primary uses of funds for liquidity include: (i) funding of servicing advances; (ii) origination of loans; (iii) payment of interest expenses; (iv) payment of operating expenses; and (v) repayment of borrowings.

Our servicing agreements impose on us various rights and obligations that affect our liquidity. Among the most significant of these obligations is the requirement that we advance our own funds to meet contractual principal and interest payments for certain investors and to pay taxes, insurance, foreclosure costs and various other items that are required to preserve the assets being serviced. Delinquency rates and prepayment speed affect the size of servicing advance balances.

We intend to continue to seek opportunities to acquire loan servicing portfolios, originations platforms and/or businesses that engage in loan servicing and/or loan originations. We cannot predict the extent to which our liquidity and capital resources will be diminished by any such transactions. Additionally, we believe that a significant acquisition may require us to raise additional capital to facilitate such a transaction. We would likely finance acquisitions through a combination of corporate debt issuances, asset-backed acquisition financing and/or cash from operations.

Operating Activities

Our operating activities provided $131.6 million cash flow for the three months ended March 31, 2011 and used $82.6 million of cash flow for the same period in the prior year. The increase of $214.2 million was primarily due to better management of working capital and growth in loan originations volume. The improvement was primarily due to the net effect of the following:

•	$80.3 million improvement in working capital, which provided $12.5 million cash for the three months ended March 31, 2011 and used $67.8 million during the same period in the prior year.

•	$273.4 million improvement in proceeds received from sale of originated loans, which provided $765.7 million and $492.3 million for the three month period ending March 31, 2011 and 2010, partially offset by $141.5 million increase in cash used to originate loans. Mortgage loans originated and purchased, net of fees, used $654.1 million and $512.6 million in the three month period ending March 31, 2011 and 2010, respectively.

Our operating activities used ($101.7) million and ($83.6) million of cash flow for the years ended December 31, 2010 and 2009, respectively. The decrease of $18.1 million was primarily due to the net effect of the following:

•	Increase of $1,613.9 million attributable to increased proceeds received from sale of loans, offset by decrease in cash attributable to $1,311.1 million increase in origination volume.

•	Decrease in principal payments/prepayments received and other changes in mortgages loans held for sale of $437.7 million.

•	Increase of $130.4 million primarily due to decreased delinquency advances to investors to cover scheduled payments of principal and interest that are required to be remitted to securitization trusts.

•	Increase of $71.0 million attributable to decrease in net loss period over period, primarily a result of increased revenues from our higher servicing portfolio and increased volume in loan originations.

Our operating activities provided (used) $(83.6) million and $40.2 million of cash flow for the years ended December 31, 2009 and 2008, respectively. The decrease in operating cash flow from 2008 to 2009 was primarily due to $934.6 million higher volume of originations in 2009, offset by $493.5 million increase from proceeds received from sale of loans and $268.9 million increase in principal payments received from loans.

Investing Activities

Our investing activities provided $5.3 million and $30.7 million of cash flow for the three months ended March 31, 2011 and 2010, respectively. The $25.4 million decrease in cash flows from investing activities from 2010 to 2011 was primarily a result of a $17.9 million decrease in cash proceeds from sales of real estate owned. Also, in March 2011, we acquired a 22% interest in ANC Acquisition LLC (ANC) for $6.6 million. ANC is the parent company of National Real Estate Information Services, Inc. (NREIS), a real estate services company.

Our investing activities provided (used) $101.2 million, $30.0 million and $(34.6) million of cash flow for the years ended December 31, 2010, 2009 and 2008, respectively. The increase in cash flows from investing activities from 2009 to 2010 was primarily a result of an increase in cash proceeds from sales of real estate owned and principal payments received and other changes on mortgage loans held for investment, subject to ABS nonrecourse debt. The increase in cash flow from investing activities from 2008 to 2009 was primarily due to the absence of interest rate swap settlements in 2009 compared to $51.6 million of settlements in 2008 and a $17.8 million decrease in cash used for the purchase of mortgage servicing rights, net of liabilities, offset by no principal payments received from debt securities in 2009 compared to $8.4 million in 2008.

Financing Activities

Our financing activities used $109.7 million cash flow during the three month period ending March 31, 2010 and provided $33.8 million of cash flow for the three months ended March 31, 2010. The primary source of financing cash flow during the three months ended March 31, 2010 was $243.0 million proceeds from offering the Senior Unsecured Notes. During the three months ended March 31, 2010, the Company used $35.6 million to repay ABS non-recourse debt, used $11.3 million for debt financing costs, and used $164.6 million to repay the outstanding notes payable. During the current quarter, the Company used less cash for debt financing costs and to repay debt. During the three months ended March 31, 2011, the Company used $14.3 million to repay ABS non-recourse debt, used $2.3 million for debt financing costs, and used $101.3 million to repay the outstanding notes payable.

Our financing activities provided (used) $(20.0) million, $85.9 million and $(37.5) million of cash flow for the years ended December 31, 2010, 2009 and 2008, respectively. The increase in cash outflow from financing activities from 2009 to 2010 was primarily a result of repayment of ABS and Legacy Asset nonrecourse debt. We also did not receive any capital contributions from our existing members in 2010, compared to $20.7 million in capital contributions received in 2009. In 2009, the Company issued non-recourse debt, which provided $191.3 million in cash. The increase in cash flow from financing activities from 2008 to 2009 was primarily due to the non-recourse debt, net issued in 2009 related to the secured financing of our legacy assets.

Contractual Obligations

The table below sets forth our contractual obligations, excluding our Legacy Asset Securitized Debt and ABS nonrecourse debt, as of December 31, 2010 (in thousands):

		2012	2014	After
	2011	to 2013	to 2015	2015	Total

Senior Unsecured Notes	$—	$—	$250,000	$—	$250,000
Interest expense from Senior Unsecured Notes	27,188	54,375	33,985	—	115,548
MBS Advance Financing Facility	114,562				114,562
ABS Advance Financing Facility	236,808	—	—	—	236,808
MSR Notes	5,552	10,181	—	—	15,733
$300 Million Warehouse Facility(1)	209,477				209,477
$100 Million Warehouse Facility	39,014	—	—	—	39,014
$75 Million Warehouse Facility	43,059	—	—	—	43,059
GSE ASAP+ Short-Term Financing Facility	51,105	—	—	—	51,105
Operating leases	7,015	13,299	7,972	1,243	29,529

	$733,780	$77,855	$291,957	$1,243	$1,104,835

Notes

(1)	Amended in February 2011 to expire in February 2012.

In addition to the above contractual obligations, we have also been involved with several securitizations of asset-backed securities, which were structured as secured borrowings. These structures resulted in us carrying the securitized loans as mortgages on our consolidated balance sheet and recognizing the asset-backed certificates acquired by third parties as nonrecourse debt. The timing of the principal payments on this nonrecourse debt is dependent on the payments received on the underlying mortgage loans and liquidation of real estate owned. The outstanding principal balance on our Nonrecourse Debt—Legacy Assets and ABS nonrecourse debt was $161.2 million and $1,037.9 million respectively, as of December 31, 2010.

There were no other significant changes to our outstanding contractual obligations as of March 31, 2011 from amounts disclosed above.

Description of Certain Indebtedness

10.875% Senior Notes

On March 26, 2010, Nationstar Mortgage LLC and Nationstar Capital Corporation, as co-issuer, completed a private offering of $250.0 million aggregate principal amount of 10.875% senior notes due 2015, or the existing senior notes. By means of a separate prospectus, we intend to offer to exchange up to $250.0 million aggregate principal amount of 10.875% senior notes due 2015, or the new senior unsecured notes, for an equal principal amount of the existing senior notes in an offering that will have been registered under the Securities Act. This prospectus shall not be deemed to be an offer to exchange such notes. The existing senior notes and the new senior notes are referred to herein as the senior notes.

Interest is payable on the senior notes semi-annually in arrears on April 1 and October 1, starting on October 1, 2010, with interest accruing from March 26, 2010.

We may redeem some or all of the senior unsecured notes at any time before April 1, 2013 at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the redemption date and a make-whole premium. The make-whole premium is the greater of (i) 1.0% of the then outstanding principal amount of the note or (ii) the sum of (a)(i) the redemption price of the note at April 1, 2013 (such redemption price being set forth in the table below) and (ii) all required interest payments due on the note through April 1, 2013 (excluding accrued but unpaid interest to such redemption date), computed using a discount rate equal to the applicable treasury rate plus 50 basis points over (b) the then outstanding principal amount of the note. On or after April 1, 2013, we may also redeem the senior unsecured notes, in whole or in part, at the following redemption prices set forth below (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, if redeemed during the 12-month period commencing on April 1 of the years set forth below:

Year	Percentage

2013	105.438%
2014 and thereafter	100.00%

In addition, on or prior to April 1, 2013, we may use the net cash proceeds of one or more equity offerings to redeem up to 35.0% of the principal amount of all notes issued at a redemption price equal to 110.875% of the principal amount of the notes redeemed plus accrued and unpaid interest.

Upon a “change of control” (as defined in the indenture), we (or a third party) must offer to redeem all of the senior notes for a payment equal to 101% of the senior notes’ principal amount plus accrued and unpaid interest thereon. This offering will not result in a change of control.

The senior notes are guaranteed, jointly and severally, on a senior basis by all of our current and future wholly-owned domestic restricted subsidiaries other than securitization entities and subsidiaries designated as unrestricted subsidiaries. The senior notes are our and the guarantors’ general unsecured obligation and are pari passu in right of payment with all existing and any future senior indebtedness; effectively junior in right of payment to all existing and future senior unsecured indebtedness to the extent of the assets securing such indebtedness; and senior in right of payment to all existing and future subordinated indebtedness.

The indenture governing the senior notes contains certain limitations and restrictions on Nationstar Mortgage LLC and its restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	issue preferred and disqualified stock;

•	purchase or redeem capital stock;

•	make certain investments;

•	pay dividends or make other payments or loans or transfer property;

•	sell assets;

•	enter into certain types of transactions with affiliates involving consideration in excess of $5.0 million;

•	sell all or substantially all of Nationstar Mortgage LLC or a guarantor’s assets or merge with or into another company.

The covenants are subject to important exceptions and qualifications described below.

Nationstar Mortgage LLC and its restricted subsidiaries are prohibited from incurring or issuing additional indebtedness and disqualified stock and its restricted subsidiaries are prohibited from issuing preferred stock unless Nationstar Mortgage LLC’s corporate indebtedness to tangible net worth ratio for the most recently ended four full fiscal quarters would be less than 1.10 to 1.00 on a pro forma basis and the consolidated leverage ratio for the most recently ended four fiscal quarters would be less than 4.50 to 1.00. In addition, Nationstar Mortgage LLC may, among other things, incur certain working capital credit facilities debt not to exceed $35 million; indebtedness of foreign subsidiaries not to exceed 5% of total assets of foreign subsidiaries; acquired debt so long as the Company would be permitted to incur at least an additional $1 of indebtedness under the debt ratios; and a general debt basket not to exceed $12.5 million.

Furthermore, Nationstar Mortgage LLC and its restricted subsidiaries are prohibited from purchasing or redeeming capital stock; making certain investments, paying dividends or making other payments or loans or transfers property, unless Nationstar Mortgage LLC could incur an additional dollar of indebtedness under its debt ratios and such payment is less than 50% of Nationstar Mortgage LLC’s consolidated net income minus 100% of any loss plus certain other items that increase the size of the payment basket. In addition, Nationstar Mortgage LLC may, among other things, make any payment from the proceeds of a capital contribution or concurrent offering of equity interests of Nationstar Mortgage LLC; make stock buy-backs from current and former employees/directors in an amount to not exceed $2.5 million per year, subject to carryover of unused amounts into subsequent years and subject to increase for cash proceeds from certain equity issuances to employees/directors and cash proceeds from key man life insurance; make investments in joint ventures in an amount not to exceed (i) $5 million and (ii) 1.00% of total assets; pay dividends following a public offering up to 6% per annum of the net proceeds received by Nationstar Mortgage LLC; make any other restricted payments up to $17.5 million. Moreover, Nationstar Mortgage LLC may make investments in an amount not to exceed the greater of (i) $30 million and (ii) 1.00% of total assets.

The indenture contains certain events of default, including (subject, in some cases, to customary cure periods and materiality thresholds) defaults based on (i) the failure to make payments under the indenture when due, (ii) breach of covenants, (iii) cross-defaults to certain other indebtedness, (iv) certain bankruptcy or insolvency events, (v) material judgments and (vi) invalidity of material guarantees.

Consolidated EBITDA, as defined in the indenture governing the unsecured senior notes, is the key financial covenant measure that monitors our ability to undertake investing and financing functions, such as making investments/acquisitions, paying dividends, and incurring additional indebtedness.

The ratios included in the indenture for the unsecured senior notes are incurrence based compared to the customary ratio covenants that are often found in credit agreements that require a company to maintain a certain ratio.

The consolidated leverage ratio as defined in the indenture is equal to Corporate Indebtedness, as defined in the indenture, divided by Consolidated EBITDA, and limits the activities of the Company as discussed above, if the ratio is equal to or greater than 4.5.

Consolidated EBITDA is computed as follows (in thousands):

Twelve Months Ended
March 31, 2010

Net income (loss)	$(3,277)
Adjust for:
Impact from consolidation of securitization trusts(1)	(6,499)
Interest expense from Corporate Indebtedness(2)	30,456
Depreciation and amortization	2,470
Change in fair value of mortgage servicing rights(3)	4,977
Exit costs	2,159
Share-based compensation	17,909
Fair value changes on interest rate swap	7,022
Ineffective portion of cash flow hedge	(1,832)
(Gain) loss from asset sales and other than temporary impairment of assets	8,609
Amortization/write-off of deferred financing cost for debt obligations in existence prior to issuance of unsecured senior notes	12,071
Servicing resulting from transfers of financial assets	(32,409)
Other	46

Consolidated EBITDA	$41,702

(1)	Represents impact to net income from the consolidation of certain securitization trusts. Net income, as defined in the Indenture, is based on generally accepted accounting principles in effect as of December 31, 2009, and does not include the impact of the consolidation of identified VIEs where we have both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

(2)	Includes interest expense from the unsecured senior notes and an unsecured line of credit that was paid down with the proceeds from the unsecured senior notes.

(3)	Represents change in fair value of mortgage servicing rights after deconsolidation of the securitization trusts as discussed in note (1) above.

Servicing

Our Servicing Segment’s debt consists of our 10.875% Senior Notes, our MBS Advance Financing Facility, our ABS Advance Financing Facility and our MSR Notes. As of March 31, 2011, the two separate advance financing facilities had $625.0 million of committed capacity to fund the Servicing Segment. In addition, we had a $200 million advance facility that had not been drawn upon, and $14.3 million of notes outstanding that we had entered into to purchase a portfolio of mortgage servicing rights.

MBS Advance Financing Facility

Our MBS Advance Financing Facility is used to finance our obligations to pay advances as required by our servicing agreements. These agreements may require us to advance certain payments to the owners of the mortgage loans we service, including: principal and interest, or P&I advances, taxes and insurance, or T&I advances, or legal fees, maintenance and preservation costs, or corporate advances. See “Industry—Servicing Industry Overview.”

In September 2009, we entered into our MBS Advance Financing Facility with a GSE which currently has a total facility size of $275.0 million. Our MBS Advance Financing Facility is secured by certain servicing advance receivables and is subject to margin calls in the event that the value of our collateral decreases. We draw on the facility periodically throughout the month, as necessary, to satisfy our advancing obligations under our servicing agreements, and we repay the facility when advances are recovered through liquidations, prepayments and reimbursement of advances from modifications.

Our MBS Advance Facility requires us to comply with various customary operating covenants and performance tests on the underlying receivables related to payment rates and minimum balance. The interest rate is based on LIBOR plus a margin of 2.50%. The maturity date of this facility is December 2011. As of March 31, 2011, we were in compliance with all covenants and performance tests under our MBS Advance Financing Facility and had an aggregate principal amount of $136.8 million outstanding.

ABS Advance Financing Facility

In November 2007, we entered into our ABS Advance Financing Facility with a financial services company. In December 2009, we entered into an amendment to our ABS Advance Financing Facility, which, as amended, has a total facility size of $350.0 million. The transaction was a securitization of the servicing advance receivables that entailed the issuance and sale of $174.0 million in term notes and $176.0 million in variable funding notes. Our ABS Advance Financing Facility is a non-recourse obligation that is secured by certain servicing advance receivables. We draw on the facility periodically throughout the month, as necessary, to satisfy our advancing obligations under our servicing agreements, and we repay the facility when advances are recovered through liquidations, prepayments and reimbursement of advances after modifications. The balance of the $174.0 million term notes stays constant, while the variable funding notes fluctuate with our financing needs.

Our ABS Advance Facility requires us to comply with various customary operating covenants and performance tests on the underlying receivables related to payment rates and minimum balance. The interest rate is based on LIBOR, subject to an interest rate swap, and had a weighted average cost of 4.82% during the year ended December 31, 2010 and 4.79% during the three month period ending March 31, 2011. Upon an event of default, the notes issued by the servicing advance facilities may be declared immediately due and payable. The stated maturity date of this facility is December 2013, twenty-four months after the repayment date of December 2011. As of March 31, 2011, we were in compliance with all covenants and performance tests under our ABS Advance Financing Facility and had an aggregate principal amount of $219.1 million outstanding.

In December 2010, we executed the 2010-ABS Advance Financing Facility with a financial institution. This facility has the capacity to purchase up to $200 million of advance receivables. This facility is a non-recourse obligation that will be secured by certain servicing advance receivables. The interest rate is based on LIBOR plus a margin of 3.00%. The maturity date of this facility with the financial institution is July 2011, which may be extended if we elect to pledge any additional advances to this facility. We have yet to draw on this facility as of March 31, 2011.

MSR Notes

In October 2009, we entered into our MSR Notes, with an aggregate principal amount of $22.2 million, to a GSE to finance our acquisition of certain mortgage servicing rights. Our MSR Notes are secured by all of our rights, title and interest in the mortgage servicing rights that we acquired in the transaction.

Our MSR Notes require us to comply with various customary operating covenants and specific covenants including maintaining a disaster recovery plan, maintaining priority of the lender’s lien, and certain covenants related to the collateral and limitations on the creation of liens on the collateral or assigned servicing compensation. The interest rate is based on LIBOR plus a margin of 2.50%. The maturity date of our MSR Notes is October 2013. As of March 31, 2011, we had an aggregate principal amount of $14.3 million outstanding.

Originations

As of March 31, 2011 we maintained five separate financing facilities with $625 million of committed capacity to fund the Originations Segment: our $300 Million Warehouse Facility, our $100

Million Warehouse Facility, our $75 Million Warehouse Facility, our $50 Million Warehouse Facility and our GSE ASAP+ Short-Term Financing Facility.

$300 Million Warehouse Facility

Our $300 Million Warehouse Facility is used to finance our loan originations on a short-term basis. In the ordinary course, we originate mortgage loans on a near-daily basis, and we use a combination of our four warehouse facilities and cash to fund the loans. We agree to transfer to our counterparty certain mortgage loans against the transfer of funds by the counterparty, with a simultaneous agreement by the counterparty to transfer the loans back to us at a date certain, or on demand by us, against the transfer of funds from us. We typically renegotiate our warehouse facilities on an annual basis. See “Industry—Industry Overview.”

In July 2006, we entered into our $300 Million Warehouse Facility with a financial services company. In January 2010, we amended our $300 Million Warehouse Facility. We sell our newly originated mortgage loans to our counterparty to finance the origination of our mortgage loans and typically repurchase the loan within 30 days of origination when we sell the loan to a GSE or into a government securitization.

Our $300 Million Warehouse Facility requires us to comply with various customary operating covenants and specific covenants including maintaining a minimum tangible net worth of $150.0 million, limitations on transactions with affiliates, maintenance of liquidity of $20 million and the maintenance of additional funding through warehouse loans. The interest rate is based on LIBOR plus a margin of 2.00%, with a minimum interest rate of 4.00%. The termination date of this facility is February 2011. As of March 31, 2011, we were in compliance with all covenants and performance tests under our $300 Million Warehouse Facility and had an aggregate principal amount of $177.6 million outstanding.

In February 2011, we amended our $300 Million Warehouse Facility, which as amended, is set to expire in February 2012, has an interest rate based on LIBOR plus a margin of 3.25% and requires us to maintain a minimum tangible net worth of not less than $175 million.

$100 Million Warehouse Facility

In October 2009, we entered into our $100 Million Warehouse Facility with a financial services company with a total facility size of $50.0 million. In October 2010, this facility was increased to $100.0 million. We sell our newly originated mortgage loans to our counterparty to finance the origination of our mortgage loans and typically repurchase the loan within 30 days of origination when we sell the loan to a GSE or into a government securitization.

Our $100 Million Warehouse Facility requires us to comply with various customary operating covenants and specific covenants including maintaining additional warehouse facilities, restrictions on the assignment of purchased loans, limits on transactions with affiliates and certain financial covenants, including maintaining a minimum tangible net worth of $150.0 million. The interest rate is based on LIBOR plus a margin of 3.50%. The termination date of this facility is December 2011. As of March 31, 2011, we were in compliance with all covenants and performance tests under our $100 Million Warehouse Facility and had an aggregate principal amount of $27.9 million outstanding.

$75 Million Warehouse Facility

In February 2010, we entered into our $75 Million Warehouse Facility with a financial services company, with a total facility size of $50.0 million. In October 2010, this facility was increased to $75.0 million. We sell our newly originated mortgage loans to our counterparty to finance the origination of our mortgage loans and typically repurchase the mortgage loan within 30 days of origination when we sell the mortgage loan to a government- sponsored enterprise or into a government securitization.

Our $75 Million Warehouse Facility requires us to comply with various customary operating covenants and specific covenants including financial covenants regarding our liquidity ratio of liabilities and warehouse credit to net worth and operating income, maintenance of a minimum tangible net worth of $150.0 million, maintenance of additional warehouse facilities and limitations on entering into warehouse facilities with more favorable terms (with respect to the lender) than this facility without also applying those more favorable terms to this facility. The interest rate is based on LIBOR plus a margin of 3.25%. The termination date of this facility is October 2011. As of March 31, 2011, we were in compliance with all covenants and performance tests under this facility and had an aggregate principal amount of $27.1 million outstanding.

$50 Million Warehouse Facility

In March 2011, we executed a Master Repurchase Agreement with a financial institution, under which we may enter into transactions, for an aggregate amount of $50.0 million, in which we agree to transfer to the same financial institution certain mortgage loans and certain securities against the transfer of funds by the same financial institution, with a simultaneous agreement by the same financial institution to transfer such mortgage loans and securities to us at a date certain, or on our demand, against the transfer of funds to us. The interest rate is based on LIBOR plus a spread of 1.45% to 3.95%, which varies based on the underlying transferred collateral. The maturity date of this Master Purchase Agreement is March 2012.

GSE ASAP+ Short-Term Financing Facility

During 2009, we began executing a series of As Soon As Pooled Plus, or ASAP+, agreements with a GSE with a total commitment of $100.0 million. Pursuant to these agreements, we agree to transfer to the GSE certain mortgage loans against the transfer of funds by the GSE, with a simultaneous agreement by the counterparty to transfer the loans back to us at a date certain, or on demand by us, against the transfer of funds from us. The interest rate is based on LIBOR plus a margin of 1.50%. These agreements typically have a maturity of up to 45 days. As of March 31, 2011, we had an aggregate principal amount of $5.5 million outstanding.

Legacy Assets and Other

Legacy Asset Term-Funded Notes

In November 2009, we completed the securitization of mortgage assets and issued approximately $222.4 million of our Legacy Asset Term-Funded Notes. The interest rate is 7.50%, subject to an available funds cap. In conjunction with the securitization, we reclassified our legacy assets as “held for investment” on our consolidated balance sheet and recognize the Legacy Asset Term-Funded Notes as non-recourse debt. We pay the principal and interest on these notes using the cash flows from the underlying legacy assets, which serve as collateral for the debt. As of March 31, 2011, the aggregate unpaid principal balance of the legacy assets that secure our Legacy Asset Term-Funded Notes was $419.6 million. Monthly cash flows generated from the legacy assets are used to service the debt, which has a final legal maturity of October 2039. As of March 31, 2011, our Legacy Asset Term-Funded Notes had a par amount and carrying value, net of financing costs and unamortized discount of $155.3 million and $133.6 million, respectively.

ABS Nonrecourse Debt

Effective January 1, 2010, new accounting guidance eliminated the concept of a QSPE, and all existing securitization trusts are considered VIEs and are now subject to new consolidation guidance provided in ASC 810. Upon consolidation of these VIEs, we derecognized all previously recognized beneficial interests obtained as part of the securitization. In addition, we recognized the securitized mortgage loans as mortgage loans held for investment, subject to ABS nonrecourse debt, and the related asset-backed certificates acquired by third parties as ABS nonrecourse debt on our consolidated balance sheet. Additionally, we elected the fair value option provided for by ASC 825-10. The principal and interest on these notes are paid using the cash flows from the underlying mortgage loans, which serve as collateral for the debt. The interest rate paid on the outstanding securities is based on LIBOR plus a spread ranging from 0.13% to 2.00%, which is subject to an interest rate cap. The total outstanding principal balance on the underlying mortgage loans servicing as collateral for the debt was approximately $1,000.6 million at March 31, 2011. The timing of the principal payments on this ABS nonrecourse debt is dependent on the payments received on the underlying mortgage loans. The outstanding principal balance on the outstanding notes related to these consolidated securitization trusts was $1,009.6 million at March 31, 2011.

Variable Interest Entities

We have been the transferor in connection with a number of securitizations or asset-backed financing arrangements, from which we have continuing involvement with the underlying transferred financial assets. We aggregate these securitizations or asset-backed financing arrangements into two groups: (i) securitizations of residential mortgage loans and (ii) transfers accounted for as secured borrowings.

Effective January 1, 2010, new accounting guidance related to VIEs eliminated the concept of a QSPE and all existing SPEs are now subject to the new consolidation guidance. Upon adoption of this new accounting guidance, we identified certain securitization trusts where we, through our affiliates, continued to hold beneficial interests in these trusts. These retained beneficial interests obligate us to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant. In addition, as Master Servicer on the related mortgage loans, we retain the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE. When it is determined that we have both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, the assets and liabilities of these VIEs are included in our consolidated financial statements. Upon consolidation of these VIEs, we derecognized all previously recognized beneficial interests obtained as part of the securitization, including any retained investment in debt securities, mortgage servicing rights, and any remaining residual interests. In addition, we recognized the securitized mortgage loans as mortgage loans held for investment, subject to ABS nonrecourse debt, and the related asset-backed certificates acquired by third parties as ABS nonrecourse debt on our consolidated balance sheet.

We also maintained various agreements with SPEs, under which we transfer mortgage loans and/or advances on residential mortgage loans in exchange for cash. These SPEs issue debt supported by collections on the transferred mortgage loans and/or advances. These transfers do not qualify for sale treatment because we continue to retain control over the transferred assets. As a result, we account for these transfers as financings and continue to carry the transferred assets and recognize the related liabilities on our consolidated balance sheet. Collections on the mortgage loans and/or advances pledged to the SPEs are used to repay principal and interest and to pay the expenses of the entity. The holders of these beneficial interests issued by these SPEs do not have recourse to us and can only look to the assets of the SPEs themselves for satisfaction of the debt.

SPEs created for the purpose of issuing debt supported by collections on loans that have been transferred to it are considered VIEs. VIEs for which we are the primary beneficiary and have the power to direct the activities that directly impact the economic performance are consolidated into our consolidated financial statements.

A summary of the assets and liabilities of our transactions with VIEs included in our consolidated financial statements as of March 31, 2011 is presented in the following table (in thousands).

		Transfers
		Accounted for
		as
	Securitization	Secured
	Trusts	Borrowings	Total

Assets
Restricted cash	$694	$20,015	$20,709
Accounts receivable	3,138	265,498	268,636
Mortgage loans held for investment, subject to nonrecourse debt	—	256,108	256,108
Mortgage loans held for investment, subject to ABS nonrecourse debt	530,681	—	530,681
Real estate owned	16,142	7,808	23,950

Total Assets	$550,655	$549,429	$1,100,084

Liabilities
Notes payable	$—	$219,146	$219,146
Payables and accrued liabilities	123	1,187	1,310
Outstanding servicer advances(1)	32,810	—	32,810
Derivative financial instruments	—	6,760	6,760
Derivative financial instruments, subject to ABS nonrecourse debt	15,615	—	15,615
Nonrecourse debt—Legacy Assets	—	133,592	133,592
ABS nonrecourse debt	490,171	—	490,171

Total Liabilities	$538,719	$360,685	$899,404

(1)	Outstanding servicer advances consists of principal and interest advances paid by Nationstar to cover scheduled payments and interest that have not been timely paid by borrowers. These outstanding servicer advances are eliminated upon the consolidation of the securitization trusts.

Off Balance Sheet Arrangements

A summary of the outstanding collateral and certificate balances for securitization trusts, including any retained beneficial interests and mortgage servicing rights, that were not consolidated by us for the period ending March 31, 2011 and for the years ending December 31, 2010 and 2009 is presented in the following table (in thousands).

	March 31,	December 31,	December 31,
	2011(1)	2010(1)	2009(2)

Total collateral balance	$3,950,854	$4,038,978	$3,240,879
Total certificate balance	3,944,442	4,026,844	3,262,995
Total beneficial interests held at fair value	—	—	2,486
Total mortgage servicing rights at fair value	25,847	26,419	20,505

(1)	Unconsolidated securitization trusts as of March 31, 2011 and December 31, 2010 consist of VIE’s where we lack (i) the power to direct the activities that most significantly impact the VIE’s economic performance or (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

(2)	Unconsolidated securitization trusts as of December 31, 2009 consists of those qualifying for sale treatment under ASC 860.

Derivatives

We record all derivative transactions at fair value on our consolidated balance sheets. We use these derivatives primarily to manage our interest rate risk and price risk associated with interest rate lock commitments, which we refer to as IRLCs. We actively manage the risk profiles of our IRLCs and mortgage loans held for sale on a daily basis. To manage the price risk associated with IRLCs, we enter into forward sales of mortgage-backed securities in an amount equal to the portion of the IRLC we expected to close, assuming no change in interest rates.

In addition, to manage the interest rate risk associated with mortgage loans held for sale, we enter into forward sales of mortgage-backed securities to deliver mortgage loan inventory to investors.

We also entered into interest rate cap agreements to hedge the interest payments on our ABS Servicing Facility and our MBS Servicing Facility. These interest rate cap agreements generally require an upfront payment and receive cash flow only when a variable rate based on LIBOR exceeds a defined interest rate. As of March 31, 2011, these interest rate cap agreements were out of the money and, unless there is a significant change to LIBOR, we do not anticipate a material effect to our consolidated financial statements.

To hedge the aggregate risk of interest rate fluctuations with respect to our outstanding borrowings, we have entered into swap agreements whereby we receive floating rate payments in exchange for fixed rate payments, effectively converting our outstanding borrowings to fixed rate debt.

As part of our January 1, 2010 adoption of new accounting guidance related to VIEs, we were required to consolidate certain VIEs related to previous asset-backed securitizations that were treated as sales under GAAP. Accordingly, we recognized all assets and liabilities held by these securitization trusts in our consolidated balance sheet. As a form of credit enhancement to the senior noteholders, these securitization trusts contained embedded interest rate swap agreements to hedge the required interest payments on the underlying asset-backed certificates. These interest rate swap agreements generally require the securitization trust to pay a variable interest rate and receive a fixed interest rate based on LIBOR.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of market risks which include interest rate risk, consumer credit risk and counterparty credit risk.

Interest Rate Risk

Changes in interest rates affect our operations primarily as follows:

Servicing Segment

•	an increase in interest rates would increase our costs of servicing our outstanding debt, including our ability to finance servicing advances;

•	a decrease (increase) in interest rates would generally increase (decrease) prepayment rates and may require us to report a decrease (increase) in the value of our mortgage servicing rights;

•	a change in prevailing interest rates could impact our earnings from our custodial deposit accounts; and

•	an increase in interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets.

Originations Segment

•	a substantial and sustained increase in prevailing interest rates could adversely affect our loan origination volume because refinancing an existing loan would be less attractive and qualifying for a loan may be more difficult; and

•	an increase in interest rates would increase our costs of servicing our outstanding debt, including our ability to finance loan originations;

We actively manage the risk profiles of interest rate lock commitments or IRLCs and mortgage loans held for sale on a daily basis and enter into forward sales of mortgage backed securities in an amount equal to the portion of the IRLC expected to close, assuming no change in mortgage interest rates. In addition, to manage the interest rate risk associated with mortgage loans held for sale, we enter into forward sales of mortgage backed securities to deliver mortgage loan inventory to investors.

Consumer Credit Risk

We sell our loans on a non-recourse basis. We also provide representations and warranties to purchasers and insurers of the loans sold that typically are in place for the life of the loan. In the event of a breach of these representations and warranties, we may be required to repurchase a mortgage loan or indemnify the purchaser, and any subsequent loss on the mortgage loan may be borne by us. If there is no breach of a representation and warranty provision, we have no obligation to repurchase the loan or indemnify the investor against loss. The outstanding unpaid principal balance of loans sold by us represents the maximum potential exposure related to representation and warranty provisions.

We maintain a reserve for losses on loans repurchased or indemnified as a result of breaches of representations and warranties on our sold loans. Our estimate is based on our most recent data regarding loan repurchases and indemnity payments, actual credit losses on repurchased loans, recovery history, among other factors. Our assumptions are affected by factors both internal and external in nature. Internal factors include, among other things, level of loan sales, as well as to whom the loans are sold, the expectation of credit loss on repurchases and indemnifications, our success rate at appealing repurchase demands and our ability to recover any losses from third parties. External factors that may affect our estimate includes, among other things, the overall economic condition in the housing market, the economic condition of borrowers, the political environment at investor agencies and the overall U.S. and world economy. Many of the factors are beyond our control and may lead to judgments that are susceptible to change.

Counterparty Credit Risk

We are exposed to counterparty credit risk in the event of non-performance by counterparties to various agreements. We monitor the credit ratings of our counterparties and do not anticipate losses due to counterparty non-performance.

Sensitivity Analysis

We assess our market risk based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact on fair values based on hypothetical changes (increases and decreases) in interest rates.

We use a duration-based model in determining the impact of interest rate shifts on our loan portfolio, certain other interest-bearing liabilities measured at fair value and interest rate derivatives portfolios. The primary assumption used in these models is that an increase or decrease in the benchmark interest rate produces a parallel shift in the yield curve across all maturities.

We utilize a discounted cash flow analysis to determine the fair value of mortgage servicing rights and the impact of parallel interest rate shifts on mortgage servicing rights. The primary assumptions in this model are prepayment speeds, market discount rates and cost to service. However, this analysis ignores the impact of interest rate changes on certain material variables, such as the benefit or detriment on the value of future loan originations, non-parallel shifts in the spread relationships between mortgage-backed securities, swaps and U.S. Department of the Treasury rates and changes in primary and secondary mortgage market spreads. For mortgage loans, interest rate lock commitments and forward delivery commitments on mortgage-backed securities, we rely on a model in determining the impact of interest rate shifts. In addition, for interest rate lock commitments, the borrower’s propensity to close their mortgage loans under the commitment is used as a primary assumption.

Our total market risk is influenced by a wide variety of factors including market volatility and the liquidity of the markets. There are certain limitations inherent in the sensitivity analysis presented, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled.

We used March 31, 2011 market rates on our instruments to perform the sensitivity analysis. The estimates are based on the market risk sensitive portfolios described in the preceding paragraphs and assume instantaneous, parallel shifts in interest rate yield curves. These sensitivities are hypothetical and presented for illustrative purposes only. Changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in fair value may not be linear.

The following table summarizes the estimated change in the fair value of our assets and liabilities sensitive to interest rates as of March 31, 2011 given hypothetical instantaneous parallel shifts in the yield curve:

	Change in Fair Value
	Down	Up
	25 bps	25 bps
	(in thousands)

Increase (decrease) in assets
Mortgage loans held for sale	$2,506	$(2,736)
Mortgage loans held for investment, subject to ABS nonrecourse debt	(1,281)	1,350
Mortgage servicing rights	(2,605)	2,775
Other assets (derivatives)
IRLCs	2,209	(3,089)

Total change in assets	829	(1,700)
Increase (decrease) in liabilities
Derivative financial instruments
Interest rate swaps and caps	1,342	(1,162)
Forward MBS trades	5,248	(5,737)
Derivative financial instruments, subject to ABS nonrecourse debt	881	(883)
ABS nonrecourse debt	(2,067)	2,138

Total change in liabilities	5,404	(5,644)

Total, net change	$(4,575)	$3,944

GLOSSARY OF INDUSTRY TERMS

Adjustable Rate Mortgage.  A mortgage loan where the interest rate on the loan adjusts periodically based on a specified index and margin agreed to at the time the loan is originated.

Agency and Government Conforming Loan.  A mortgage loan that meets all requirements (loan type, maximum amount, loan-to-value ratio and credit quality) for purchase by Fannie Mae, Freddie Mac or FHA.

Compensating Interest.  Money paid to the owner of a mortgage loan or pool of mortgage loans on a monthly basis (typically by the servicer from its own funds) to compensate the owner of the mortgage loan for interest shortfalls caused by intra-month prepayments.

Consumer Direct Retail Origination.  A type of mortgage loan origination pursuant to which a lender markets refinancing and purchase money mortgage loans directly to selected consumers.

Conventional Mortgage Loans.  A mortgage loan that is not guaranteed or insured by the FHA, the VA or any other government agency. Although a conventional loan is not insured or guaranteed by the government, it can still follow the guidelines of GSEs.

Corporate Advance.  A servicing advance to pay costs and expenses incurred in foreclosing upon, preserving and selling real estate owned, including attorneys’ and other professional fees and expenses incurred in connection with foreclosure and liquidation or other legal proceedings arising in the course of servicing the mortgage loans.

Credit-Sensitive Loan.  A mortgage loan with certain characteristics such as low borrower credit quality, relaxed original underwriting standards and high loan-to-value ratio, which we believe indicates that the mortgage loan presents an elevated credit risk.

Delinquent Loan.  A mortgage loan that is 30 or more days past due from its scheduled due date.

Department of Veterans Affairs (“VA”).  The United States Department of Veterans Affairs is a cabinet-level department of the U.S. federal government, which guarantees certain home loans for qualified borrowers.

Distributed Retail Originations.  A type of mortgage loan origination pursuant to which a lender markets primarily purchase money mortgage loans directly to consumers from local branches.

Fannie Mae.  The Federal National Mortgage Association, a federally chartered association that buys mortgage loans from lenders and resells them as securities in the secondary mortgage market.

Federal Housing Administration (“FHA”).  The Federal Housing Administration is a U.S. federal government agency within the Department of Housing and Urban Development. It provides mortgage insurance on loans made by FHA-approved lenders in compliance with FHA guidelines throughout the United States.

Float Income.  Interest income earned by a servicer on (i) funds collected from borrowers during the period of time between receipt of the funds and the remittance of the funds to investors and (ii) funds collected from borrowers for the payment of taxes and insurance, where applicable.

Freddie Mac.  The Federal Home Loan Mortgage Corporation, a federally chartered corporation that buys mortgage loans from lenders and resells them as securities in the secondary mortgage market.

Ginnie Mae.  The Government National Mortgage Association, a wholly-owned U.S. federal government corporation that is an agency of the Department of Housing and Urban Development. The main focus of Ginnie Mae is to ensure liquidity for U.S. federal government-insured mortgages including those insured by the FHA. Ginnie Mae guarantees to investors who purchase mortgage-backed securities the timely payment of principal and interest. Ginnie Mae securities are the only mortgage-backed securities to carry the full faith and credit guarantee of the U.S. federal government.

GSE.  Financing corporations established by the United States Congress, including Fannie Mae, Freddie Mac and the Federal Home Loan Banks.

High-Touch Servicing.  A servicing model that is designed to increase borrower repayment performance with a view towards home ownership preservation, and to decrease borrower delinquencies and defaults on mortgage portfolios. This model emphasizes a focus on loss mitigation and frequent interactions with borrowers—via telephone, mail, electronic communications and other personal contact methods.

Home Affordable Modification Program (“HAMP”).  A U.S. federal government program designed to help eligible homeowners avoid foreclosure through mortgage loan modifications. Participating servicers may be entitled to receive financial incentives in connection with loan modifications they enter into with eligible borrowers and subsequent “pay for success” fees to the extent that a borrower remains current in any agreed upon loan modification.

Independent Loan Servicer.  A loan servicer that is not affiliated with a depository institution.

Loan Modification.  Temporary or permanent modifications, including re-modifications, to the terms and conditions of a borrower’s original mortgage loan. Loan modifications are usually made to loans that are in default, or in imminent danger of defaulting.

Loan-to-Value Ratio (LTV).  The unpaid principal balance of a mortgage loan as a percentage of the total appraised value of the property that secures the loan. LTV is one of the key risk factors that originators assess when qualifying borrowers for a mortgage loan. A loan with a low LTV is seen as less of a credit risk than a loan with a high LTV. An LTV over 100% indicates that the unpaid principal balance of the mortgage loan exceeds the value of the property.

Loss Mitigation.  The range of servicing activities designed by a servicer to minimize the losses suffered by the owner of a mortgage loan in connection with a borrower default. Loss mitigation techniques include short-sales, deed-in-lieu of foreclosures and loan modifications, among other options.

Making Home Affordable Plan (“MHA”).  Also known as the President of the United States’ Homeowner Affordability and Stability Plan. A U.S. federal government program designed to help eligible homeowners avoid foreclosure and keep their homes by refinancing their existing mortgages. MHA loans are available to eligible homeowners with loan-to-value ratios of up to 125%.

Mortgage Servicing Right.  The right to service a loan or pool of loans and to receive a servicing fee. Mortgage servicing rights may be bought and sold, resulting in the transfer of loan servicing obligations.

Non-Conforming Mortgage Loan.  A mortgage loan that does not meet the standards of eligibility for purchase or securitization by Fannie Mae, Freddie Mac or Ginnie Mae.

Non-Recoverable Advance.  A servicing advance made by a servicer, which will not ultimately be recoverable by the servicer from funds received upon liquidation of the underlying property of the mortgage loan.

Origination.  The process through which a lender provides a mortgage loan to a borrower.

P&I Advance.  A servicing advance to cover scheduled payments of principal and interest that have not been timely paid by borrowers. P&I Advances serve to ensure the cash flows paid to holders of securities issued by the residential mortgage-backed securities trust.

Prepayment Speed.  The rate at which mortgage prepayments occur or are projected to occur. The statistic is calculated on an annualized basis and expressed as a percentage of the outstanding principal balance.

Primary Servicer.  The servicer that owns the right to service a mortgage loan or pool of mortgage loans. This differs from a subservicer, which has a contractual right with the primary servicer to service a mortgage loan or pool of mortgage loans in exchange for a subservicing fee.

Conventional Mortgage Loan.  Generally, a high-quality mortgage loan that meets the underwriting standards set by Fannie Mae, Freddie Mac and Ginnie Mae and is eligible for purchase or securitization in the secondary mortgage market. Conventional mortgage loans generally have lower default risk and are made to borrowers with good credit records and a monthly income at least three to four times greater than their monthly housing expenses (mortgage payments plus taxes and other debt payments). Mortgages not classified as conventional mortgages are generally called either non-prime or Alt-A.

Real Estate Owned.  Property acquired by the servicer on behalf of the owner of a mortgage loan or pool of mortgage loans, usually through foreclosure or a deed-in-lieu of foreclosure on a defaulted loan. The servicer or a third party real estate management firm is responsible for selling the real estate owned. Net proceeds of the sale are returned to the owner of the related loan or loans. In most cases, the sale of real estate owned does not generate enough to pay off the balance of the loan underlying the real estate owned, causing a loss to the owner of the related mortgage loan.

Residential Mortgage-Backed Security.  A fixed income security backed by pools of residential mortgages.

Servicing.  The performance of contractually specified administrative functions with respect to a mortgage loan or pool of mortgage loans. Duties of a servicer typically include, among other things, collecting monthly payments, maintaining escrow accounts, providing periodic reports and managing insurance. A servicer is generally compensated with a specific fee outlined in the contract established prior to the commencement of the servicing activities.

Servicing Advance.  In the course of servicing loans, servicers are required to make servicing advances that are reimbursable from collections on the related mortgage loan. There are typically three types of servicing advances: P&I Advances, T&I Advances and Corporate Advances. Servicing advances are reimbursed to the servicer if and when the borrower makes a payment on the underlying mortgage loan or upon liquidation of the underlying mortgage loan. The types of servicing advances that a servicer must make are set forth in its servicing agreement with the owner of the mortgage loan or pool of mortgage loans.

Servicing Advance Facility.  A secured financing facility backed by a pool of mortgage servicing advance receivables made by a servicer to the owner of a mortgage loan or pool of mortgage loans.

Special Servicers.  Special servicers are responsible for enhancing recoveries on delinquent loans and real estate owned assets. Loans are transferred to a special servicer based on predetermined delinquency or other performance measures.

Subservicing.  Subservicing is the process of outsourcing the duties of the primary servicer to a third party servicer. The third party servicer performs the servicing responsibilities for a fee and is typically not responsible for making servicing advances.

T&I Advance.  A servicing advance to pay specified expenses associated with the preservation of a mortgaged property or the liquidation of defaulted mortgage loans, including but not limited to property taxes, insurance premiums or other property-related expenses that have not been timely paid by borrowers in order for the lien holder to maintain their interest in the property.

Unpaid Principal Balance.  The amount of principal outstanding on a mortgage loan or a pool of mortgage loans. Unpaid principal balance is used as a means of estimating future revenue stream for a servicer.

Warehouse Facility.  A type of facility used to finance mortgage loan originations. Pursuant to a warehouse facility, a loan originator typically agrees to transfer to a counterparty certain mortgage loans against the transfer of funds by the counterparty, with a simultaneous agreement by the counterparty to transfer the loans back to the originator at a date certain, or on demand, against the transfer of funds from the originator.

Wholesale Origination.  A type of mortgage loan origination pursuant to which a lender acquires refinancing and purchase money mortgage loans from third party mortgage brokers or correspondent lenders.

INDUSTRY

We conduct our business in the residential mortgage industry in the United States. We participate in two distinct, but related, sectors of the mortgage industry: residential mortgage loan servicing and residential mortgage loan originations.

Servicing Industry Overview

According to Inside Mortgage Finance, there were $10.5 trillion in residential mortgage loans outstanding in the United States as of March 31, 2011, and each mortgage loan must be serviced by a loan servicer. Loan servicers who own mortgage servicing rights normally earn a servicing fee of 25 to 50 basis points per annum on the unpaid principal balance of loans serviced, as well as associated ancillary fees, such as late fees. Consequently, a loan servicer can create value for both itself and the owner of the mortgage loan by increasing the number of borrowers that remain current in their repayment obligations. Owners may include a lender, investor or residential mortgage-backed securities trust, in the case of a securitized pool of mortgages.

Loan servicing primarily involves the calculation, collection and remittance of principal and interest payments, the administration of mortgage escrow accounts, the collection of insurance claims, the administration of foreclosure procedures, the management of real estate owned and the disbursement of required advances.

In a weak economic and credit environment with elevated delinquencies and defaults, servicing becomes operationally more challenging and more capital intensive as servicers need to add and train staff to manage the increase in delinquent borrowers. In addition, servicers are generally required to make advances on delinquent mortgage loans for principal and interest payments, taxes, insurance, legal fees and property maintenance fees, all of which are typically recovered upon foreclosure or liquidation. According to the Mortgage Bankers Association, delinquent loans and foreclosures have increased from $0.6 trillion in December 2006 to $1.4 trillion at December 31, 2010. Furthermore, Fannie Mae estimates that as of December 31, 2010, it had $764 billion of assets within its own portfolio with characteristics that we believe make them credit-sensitive.

Mortgage Servicing Functions

Loan servicers play a key role in the residential mortgage market by providing loan servicing functions on behalf of the owners of mortgage loans including collecting the scheduled principal and interest payments, taxes and insurance, performing customer service functions and taking active steps to mitigate any potential losses associated with borrower delinquencies and defaults. Typically, a servicer is contractually obligated to service a mortgage loan in accordance with accepted servicing industry practices as well as applicable regulations and statutes. A servicer’s rights and obligations are governed by the pooling and servicing agreement for the underlying loans. A subservicer’s rights and obligations are governed by the subservicing agreement with the third party that owns the related mortgage servicing rights.

To the extent a borrower does not make a payment, servicers are generally required to make advances of principal and interest, taxes and insurance and legal fees until such time as the underlying property is liquidated or the servicer determines that additional advances will not be recoverable from future payments, proceeds or other collections on the mortgage loan. In the event of a foreclosure, servicers are entitled to reimbursement of advances from the sale proceeds of the related property and, typically, in the event of non-recoverable advances, from collections on other mortgage loans in the related mortgage pool.

Collection efforts attempt to maximize early contact with borrowers who are late or newly delinquent, with more focused attention on borrowers of lower credit quality. In addition, servicers are responsible for closely managing their collection calls and letter campaigns which are tailored to specific loan products.

Loan Servicing Landscape

The majority of loan servicing in the United States is performed by the nation’s money center banks such as Bank of America, Wells Fargo, Chase and Citi, which together service approximately 54% of all outstanding mortgage loans on one to four-family residences as of March 31, 2011. These bank-owned servicers mainly service conventional, performing mortgages and are most effective at routine account management of portfolios with low delinquencies that require limited interaction with the borrowers (front-end activities). The traditional (bank-owned) servicer model was constructed to process simple payments and to minimize costs, and functioned well in environments characterized by low delinquencies and defaults. However, in the current environment of rising delinquencies, extensive foreclosures and elevated real estate owned activity, traditional servicers are experiencing higher operating costs, and their performance metrics are declining due to the elevated level of foreclosures and liquidation processes. According to the Mortgage Bankers Association, from 2007 through 2010, approximately 3.4 million homes were lost to foreclosure and as of December 31, 2010, approximately 3.6 million mortgages were in foreclosure or 90 or more days delinquent. In contrast, the more specialized, high touch servicer model (non-bank) places more emphasis on borrower contact and interaction, improving asset performance and foreclosure avoidance (back-end activities), and functions well in environments characterized by elevated delinquencies, foreclosures and real estate owned activity, in addition to more normalized environments. We believe most bank-owned servicers are best described as traditional servicers, with a very limited number of servicers such as us who are able to operate both front- and back-end functions effectively in a variety of market environments. Finally, we believe current market opportunities favor and are greatest for servicers of this nature, as compared to traditional, bank-owned servicers.

Servicer Compensation

Loan servicers primarily service loans on which they own the mortgage servicing right, which is referred to as primary servicing. Alternatively, loan servicers may enter into a subservicing agreement with the entity that owns the mortgage servicing right pursuant to which the servicer agrees to service the loan on the owner’s behalf. Loan servicers earn servicing fees pursuant to these mortgage servicing rights and subservicing contracts, and these fees represent the largest source of revenue from loan servicing operations. By purchasing the mortgage servicing right, the loan servicer is generally entitled to receive 25 to 50 basis points annually on the average unpaid principal balance of the loans serviced. Under subservicing arrangements, where the loan servicer does not pay for the mortgage servicing right and is only required to make intra-month advancing obligations, the servicer generally receives a per-loan fee that generally equates to between 5 and 45 basis points annually on the unpaid principal balance. The servicing and subservicing fees are typically supplemented by incentive fees and ancillary fees. Incentive fees include modification initiation and success fees from the HAMP program and modification or collateral workout related incentives from various pool owners and GSEs. Ancillary fees include late fees, non-sufficient funds fees, convenience fees and interest income earned on loan payments that have been collected but have not yet been remitted to the owner of the mortgage loan, or float. Loan servicers have additional opportunities to provide value-added services to the owners of the loans they service. These value-added adjacent services can include obtaining broker price opinions for valuation of underlying properties, trustee services, real estate owned preservation services and other revenues related to real estate owned sales.

Advances

In the course of servicing delinquent loans, servicers are required to make advances that are reimbursable from collections on the related mortgage loan, or in the event of a non-recoverable advance, from collections on other mortgage loans in the related mortgage pool.

There are generally three types of advances: P&I Advances, T&I Advances and Corporate Advances.

P&I Advances:  Advances to cover scheduled payments of principal and interest that have not been timely paid by borrowers. P&I Advances serve to smooth the cash flows paid to holders of securities issued by the residential mortgage-backed securities trust.

T&I Advances:  Advances to pay specified expenses associated with the preservation of a mortgaged property or the liquidation of defaulted mortgage loans, including, but not limited to, property taxes, insurance premiums or other property-related expenses that have not been timely paid by borrowers.

Corporate Advances:  Advances to pay costs and expenses incurred in foreclosing upon, preserving and selling real estate owned, including attorneys’ and other professional fees and expenses incurred in connection with foreclosure and liquidation or other legal proceedings arising in the course of servicing mortgage loans.

A servicer may decide to stop making P&I Advances prior to liquidation of the mortgage loan if the servicer deems future P&I Advances to be non-recoverable. In this circumstance, T&I Advances and Corporate Advances will likely continue in order to preserve existing value of the mortgage loan and complete the foreclosure and real estate owned sale process.

Servicers of GSE securities are reimbursed by the GSE for their advances upon completion of the foreclosure sale at which point the mortgage loan is repurchased out of the MBS by the GSE. Servicers of GSE securities are not responsible for managing real estate owned. Conversely, servicers of non-agency MBS are obligated under the servicing agreement to make advances through liquidation of the related real estate owned.

Subservicing is distinct from MSR servicing as a subservicer recovers advances in the month following the advance disbursement, and not upon sale of the related property. As a result of more timely recovery of advances, subservicing generally requires much less capital than MSR servicing.

Advances are a non-interest bearing asset. Non-bank servicers typically utilize securitizations (i.e., match funded liabilities) to finance their advances. The securitizations are generally non-recourse to the servicer, and the advances are financed at a discount to par accounting for the non-interest bearing nature of the asset. Advance rates for securitizations generally range between 70% to 85% depending upon the rating and structure.

Industry Dynamics

We believe a number of factors associated with the dislocation in the mortgage industry have led to a supply and demand imbalance in the residential servicing market, creating an exceptional market opportunity for non-bank servicers. These factors include:

Elevated delinquencies, defaults, foreclosures and real estate owned:

According to the Mortgage Bankers Association, delinquent loans and foreclosures have increased from $0.6 trillion at December 2006 to $1.4 trillion at December 31, 2010. The Mortgage Bankers Association forecasts that delinquent loans and loans in foreclosure peaked in early 2010 and will stay elevated for quite some time. Moody’s Analytics projects that home prices will decline further in 2011 and begin to recover in 2012. We believe further home price declines will continue to drive increased levels of delinquency and foreclosure as more borrowers owe more on their homes than their homes are worth. In a period of elevated mortgage delinquencies and defaults, servicing becomes operationally more challenging as servicers need to dedicate more resources to manage the increase in delinquent borrowers. In the current environment of rising delinquencies, extensive foreclosures, expected further home price declines, and elevated real estate owned activity, we believe traditional bank servicers will continue to recognize the importance of high touch servicing—strong emphasis on superior asset performance and loss mitigation expertise—and seek to partner with servicers who they believe can be more effective at reducing credit losses.

Source: Mortgage Bankers Association, HOPE NOW, CoreLogic, Calculated Risk

Regulatory and legislative factors:

As a result of the severe dislocation in the U.S. housing market and the related fallout, regulatory and legislative attention on the mortgage industry has increased. Numerous legislative and regulatory actions have been proposed, including (i) the pending implementation of Basel III that will result in increased capital requirements for depository institutions that own mortgage servicing rights; (ii) the QRM provision and others contained in the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) the negotiations involving the 50 State Attorneys General, certain federal regulators and servicers that we believe will increase costs disproportionately towards the largest traditional bank-owned servicers; (iv) the enforcement consent orders entered into by 14 of the largest mortgage servicers and four federal agencies; (v) the initiative of the Federal Housing Finance Agency to align the servicing requirements related to delinquent mortgages and to modify the servicing compensation related to Fannie Mae and Freddie Mac loans; and (vi) the anticipated changes to servicer compensation. We believe these factors will continue to increase compliance costs for the largest servicers and will cause many to divest servicing rights and/or outsource significant segments of their mortgage operations. Additionally, we believe there are a limited number of non-bank servicers such as us who are positioned to capitalize upon these opportunities and provide the expected level of service. We believe these factors will continue to drive a bifurcation within the servicing market between front-end and back-end servicing compensation.

Reform of government sponsored enterprises:

On September 7, 2008, the Federal Housing Finance Agency, or the FHFA, placed Fannie Mae and Freddie Mac into conservatorship and, together with the U.S. Treasury, established a program designed to boost investor confidence in their respective debt and mortgage-backed securities. The U.S. government has expressed interest in reforming and significantly reducing the participation of the GSEs in the residential mortgage market. As a result of their conservatorship and the anticipation of their eventual reduced participation in the market, we believe the GSEs will continue to facilitate servicing transfers to strong, proven servicers with a track record of improving asset performance and mitigating credit losses. We expect these transfers to accelerate as market forces continue to erode portfolio performance. Due to our history of strong asset performance and our long-standing relationships with the GSEs, we believe that we are among a very limited number of servicers positioned to acquire additional GSE-controlled servicing.

In addition to the market opportunities that we have identified and we believe will continue to present themselves, numerous government programs and initiatives continue to provide advantages for servicers with loss mitigation expertise. We expect that servicers that are flexible and adept at implementing government hardship assistance programs will be rewarded with higher incentive fees and more servicing transfers from the GSEs. In contrast, we expect that, as a part of a recent FHFA initiative, servicers not meeting certain performance benchmarks will be penalized with compensatory fees and potential servicing revocations. We believe these trends favor servicers such as us that have a track record of improving asset performance on the loans they service.

Opportunities under HAMP

In response to the rising level of foreclosures, the United States Department of the Treasury announced the implementation of HAMP in February 2009, which is designed to keep borrowers in their homes. HAMP provides financial incentives to loan servicers and borrowers to successfully modify qualifying residential mortgages. Under the program, servicers receive an up-front fee of $1,000 for each completed modification and an additional $500 if the loan is current, but in risk of imminent default, at the time the borrower enters the HAMP trial period. Servicers also receive “Pay-for-Success” payments of as much as $1,000 each year for up to three years. These fees accrue monthly and are paid annually on the anniversary of the month in which the trial period plan was executed. The annual incentives are predicated on the borrower remaining in good standing (i.e., the borrower must not be more than 2 months delinquent at any time during the year).

Adjacent Businesses

Historic high levels of delinquencies, foreclosures and real estate owned have presented increased opportunities for providers of residential mortgage services. According to Dominion Bond Rating Service (DBRS), a globally recognized credit rating agency, foreclosure filings and completed foreclosures are expected to reach record levels in 2011. Additionally, the American Society of REO Specialists expects real estate owned inventory to exceed four million properties over the next year, a substantial increase from the current inventory of two million properties. The demand for adjacent mortgage services—REO management, loan recovery and title and valuation activities—is dependent upon the number of delinquent and foreclosure loans and the amount of real estate owned, all of which are projected to remain elevated. Mortgage origination activities also drive demand for title and valuation products as both are required by new purchase and refinance originations.

Originations Industry Overview

According to Inside Mortgage Finance, total residential mortgage originations in the United States were $1.6 trillion in 2010, a decrease of 13% compared to 2009. Of the 2010 originations,

approximately 87% were conforming mortgages guaranteed by government sponsored enterprises, including Fannie Mae and Freddie Mac, or government agencies such as the Federal Housing Administration and the Department of Veterans Affairs. From 2006 to 2010, the annual aggregate principal balance of newly originated mortgage loans that were either insured or guaranteed by government agencies or sold to GSEs or into government securitizations increased from $1.1 trillion to $1.4 trillion, or at a compound annual growth rate, which we refer to as CAGR, of 6%.

The United States residential mortgage market consists of a primary mortgage market that links borrowers and lenders and a secondary mortgage market that links lenders and investors. In the primary mortgage market, residential mortgage lenders such as mortgage banking companies, commercial banks, savings institutions, credit unions and other financial institutions originate or provide mortgages to borrowers. Lenders obtain liquidity for originations in a variety of ways, including by selling mortgages or mortgage-related securities into the secondary mortgage market. Banks that originate mortgage loans also have access to customer deposits to fund their originations business. The secondary mortgage market consists of institutions engaged in buying and selling mortgages in the form of whole loans (i.e., mortgages that have not been securitized) and mortgage-related securities. The GSEs and a government agency, Ginnie Mae, participate in the secondary mortgage market by purchasing mortgage loans and mortgage-related securities for investment and by issuing guaranteed mortgage-related securities.

Loan Origination Process

Residential mortgage loans are generally originated through either a direct retail lending network or a mortgage brokerage network.

A direct retail lending network consists of distributed retail branches which are individual branch locations and/or a centralized retail platform. A centralized retail platform is a telephone based platform with multiple loan officers in one location. Typical referral sources for a direct retail lending network include realtors, homebuilders, credit unions, banks, the Internet and refinances from existing servicing portfolios. In a direct lending retail network, the lender controls all loan origination processes, including: sourcing the borrower, taking the application and setting the interest rate, ordering the appraisal, underwriting and processing the loan and closing and funding the loan.

Loans sourced by mortgage brokers are funded by the lender and generally closed in the lender’s name. When originating loans through mortgage brokers, the mortgage broker’s role is to identify the applicant, assist in completing the loan application, gather necessary information and documents and serve as the liaison to the borrower through the lending process. The lender reviews and underwrites the application submitted by the mortgage broker, approves or denies the application, sets the interest rate and other terms of the loan and, upon acceptance by the borrower and satisfaction of all conditions required by the lender, funds the loan. Because mortgage brokers conduct their own marketing, employ their own personnel to complete the loan applications and maintain contact with the borrowers, mortgage brokers represent an efficient loan origination channel.

The length of time from the origination or purchase of a mortgage loan to its sale or securitization generally ranges from 10 to 60 days, depending on a variety of factors including loan volume, product type, interest rates and capital market conditions. An important source of capital for the residential mortgage industry is warehouse lending. These facilities provide funding to mortgage loan originators until the loans are sold to investors in the secondary mortgage loan market.

Types of Mortgage Loans

Mortgage loans generally fall into one of the following five categories: prime conforming mortgage loans, prime non-conforming mortgage loans, government mortgage loans, non-prime mortgage loans and prime second-lien mortgage loans.

Prime Conforming Mortgage Loans:  These are prime credit quality first-lien mortgage loans secured by single-family residences that meet or “conform” to the underwriting standards established by Fannie Mae or Freddie Mac for inclusion in their guaranteed mortgage securities programs.

Prime Non-Conforming Mortgage Loans:  These are prime credit quality first-lien mortgage loans secured by single-family residences that either (i) do not conform to the underwriting standards established by Fannie Mae or Freddie Mac, because they have original principal amounts exceeding Fannie Mae and Freddie Mac limits, which are commonly referred to as jumbo mortgage loans, or (ii) have alternative documentation requirements and property or credit-related features (e.g., higher loan-to-value or debt-to-income ratios) but are otherwise considered prime credit quality due to other compensating factors.

Government Mortgage Loans:  These are first-lien mortgage loans secured by single-family residences that are insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs and securitized into Ginnie Mae securities.

Non-prime Mortgage Loans:  These are first-lien and certain junior lien mortgage loans secured by single-family residences, made to individuals with credit profiles that do not qualify for a prime loan, have credit-related features that fall outside the parameters of traditional prime mortgage loans or have performance characteristics that otherwise expose us to comparatively higher risk of loss.

Prime Second-Lien Mortgage Loans:  These are open- and closed-end mortgage loans secured by a second or more junior lien on single-family residences, which include home equity mortgage loans.

Due to the significant stress in the residential mortgage industry experienced over the last few years, underwriting standards have improved. Some of these improvements include the elimination or significant reduction of mortgage affordability products such as no income verification loans, limited or no documentation loans, option adjustable rate mortgage loans, and non-owner occupied loans. Also, underwriting standards now include higher minimum credit scores and lower maximum loan-to-value ratios than were acceptable under past lending practices. These improvements in underwriting standards should lead to improved performance.

BUSINESS

Overview

We are a leading residential mortgage loan servicer and one of the top five non-bank servicers in the United States as measured by aggregate unpaid principal balance of loans serviced. Our servicing portfolio consists of over 404,000 loans with an aggregate unpaid principal balance of $67.0 billion as of March 31, 2011. We service mortgage loans in all 50 states, and we are licensed as a residential mortgage loan servicer and/or a third-party default specialist in all states that require such licensing. In addition to our core Servicing business, we currently originate primarily conventional agency (Fannie Mae and Freddie Mac) and government (Federal Housing Administration, Department of Veterans Affairs) residential mortgage loans, and we are licensed to originate residential mortgage loans in 49 states.

Nationstar Mortgage Holdings Inc. was recently incorporated for the purpose of effecting this offering and currently holds no material assets and does not engage in any operations. Prior to the completion of this offering, all of the equity interests in Nationstar Mortgage LLC will be transferred from FIF HE Holdings LLC to two direct, wholly-owned subsidiaries of Nationstar Mortgage Holdings Inc. (the “Restructuring”). Upon the completion of the Restructuring, we will conduct our business through Nationstar Mortgage LLC and its consolidated subsidiaries.

Nationstar Mortgage LLC was formed in 1994 in Denver, Colorado as Nova Credit Corporation, a Nevada corporation. In 1997, it moved its executive offices and primary operations to Dallas, Texas and changed its name to Centex Credit Corporation. In 2001, Centex Credit Corporation was merged into Centex Home Equity Company, LLC, a Delaware limited liability company (“CHEC”). In 2006, FIF HE Holdings LLC acquired all of its outstanding membership interests (the “Acquisition”), and it changed its name to Nationstar Mortgage LLC.

Our headquarters and operations are based in Lewisville, Texas. As of April 30, 2011, we had a total of 2,176 employees. Our business primarily consists of our core Servicing platform and adjacent businesses, and is complemented by our Originations segment that helps replace a portion of our servicing portfolio run-off.

Loan Servicing

Servicing:  We are currently ranked in the top five among non-bank servicers (based on total aggregate unpaid principal balance), and we have established significant relationships with leading mortgage investors. These investors include the GSEs, regulatory agencies, major banks, private investment funds and other financial institutions and investors that expect to benefit from lower delinquencies and losses on portfolios that we service on their behalf. We believe our demonstrated performance in servicing loans has enabled us to grow our servicing portfolio from $12.7 billion as of December 31, 2007, to $67.0 billion as of March 31, 2011, representing a compound annual growth rate of 72%. We have added portfolios from 10 new servicing clients in the last 30 months. Additionally, our growth is the result of multiple transfers from this client base, which evidences our ability to exceed client performance expectations. We expect to continue to grow our Servicing portfolio and are currently pursuing opportunities to acquire mortgage servicing rights or enter into subservicing agreements.

We utilize a flexible, customer-centric mortgage servicing model that focuses on asset performance through increased personal contact with borrowers and loss mitigation tools designed to decrease borrower delinquencies and defaults and to increase borrower repayment performance with a goal of home ownership preservation. Our operating culture emphasizes individual default specialist accountability (what we refer to as credit loss ownership) for improved asset performance and cash flow and reduced credit losses. Our servicing model and operating culture have proven even more valuable in the current distressed residential mortgage market, and we have established an excellent track record servicing credit-sensitive loans.

Our Servicing segment produces recurring, fee-based revenues based upon contractually established servicing fees. Servicing fees consist of an amount based on either the unpaid principal balance of the loans serviced or a per-loan fee amount, and also include ancillary fees such as late fees. In addition, we earn interest income on amounts deposited in collection accounts and amounts held in escrow to pay property taxes and insurance, which we refer to as float income. We also generate incentive fees from owners of the loans that we service for meeting certain delinquency and loss goals and for arranging successful loss mitigation programs. Moreover, we earn incentive fees from the U.S. Treasury for loans that we successfully modify within the parameters of the Home Affordable Modification Program (“HAMP”) and other assistance programs it sponsors.

Adjacent Businesses:  In addition to our Servicing business, we have successfully launched and recently expanded our complementary businesses that provide significant opportunity for incremental earnings and require minimal capital investment. We provide these services by leveraging our servicing expertise for our current clients for either a base and/or incentive fee. A summary of these adjacent businesses is provided below:

•	REO management involves comprehensive management of foreclosed properties from property inspection and listing to property preservation and sale. Our proven ability to shorten the REO disposition timeline lowers costs for our REO clients and leads to increased REO assets being awarded to us over time.

•	Recovery services involve collecting charged-off mortgage deficiencies and other losses incurred by the investor. Our ability to successfully increase borrower contact rates and obtain payment in full, negotiate discounted payoffs or arrange repayment plans enables us to collect more money in less time for our clients.

•	National Real Estate Information Services (“NREIS”), an ancillary real estate services and vendor management company in which we purchased a non-controlling interest on March 31, 2011, offers comprehensive settlement and property valuation services for both origination and default management channels. Direct or indirect product offerings include title insurance agency, tax searches, flood certifications, default valuations, full appraisals and broker price opinions.

Loan Originations

We are one of the few non-bank servicers in the United States with an established in-house loan origination platform. Our origination business provides (i) an organic source of new loans to service in order to replace portfolio run-off; (ii) a servicing portfolio retention source by providing refinancing services to our existing servicing customers; and (iii) a loss mitigation solution for our Servicing clients and customers by offering refinancing options to borrowers allowing them to lower monthly payments and therefore lowering the risk of their defaulting.

We currently originate primarily conventional agency and government mortgage loans, and we are licensed to originate residential mortgage loans in 49 states. We offer both purchase and refinance loans through a direct-to-consumer retail channel and a third-party wholesale channel. In 2010 and in the first quarter of 2011, we originated $2.8 billion and $0.7 billion, respectively in aggregate principal balance consisting primarily of conventional residential mortgage loans.

Our origination strategy is predicated on creating loans that are readily sold into a liquid market either through securitizations backed by the GSEs on a servicing retained basis, or through servicing released whole loans sales to major conduit investors. Loans are typically securitized or sold within 30 days of origination and not intended to be held on our balance sheet on a long-term basis. The interest rate risk inherent in the originations process is mitigated through a disciplined hedging program intended to minimize exposure to changes in underlying interest rates.

Market Opportunity

Loan Servicing

According to Inside Mortgage Finance, there are approximately $10.5 trillion of residential mortgages outstanding in the United States with the majority of servicing performed by the nation’s four largest money center banks: Bank of America, Wells Fargo, Chase and Citi. Together, these four institutions service approximately 54% of all outstanding mortgage loans for one to four-family residences as of March 31, 2011.

We believe the residential loan servicing market consists of traditional (bank-owned) servicers and more specialized servicers with an enhanced asset performance and loss mitigation focus (high touch servicers). The traditional servicer model consists of processing mortgage payments and minimizing expense. Traditional servicers function well in environments characterized by low delinquencies and defaults. These servicers mainly service conventional, performing mortgages and are most effective at routine account management of portfolios with low delinquencies that require limited interaction with borrowers (front-end activities). In contrast, the more specialized, high touch servicer model places more emphasis on borrower contact and interaction, improving asset performance and foreclosure avoidance (back-end activities), and functions well in environments characterized by elevated delinquencies, foreclosures and real estate owned activity, in addition to more normalized environments.

We believe the current dynamics of the residential mortgage market represent an exceptional opportunity for leading, non-bank servicers to grow their servicing portfolios by acquiring mortgage servicing rights, entering into subservicing contracts and by assuming responsibility for mortgage operations from regulated entities. We anticipate the following factors will continue to result in a market supply and demand imbalance:

•	Elevated delinquencies and foreclosures favoring servicers with strong capabilities in asset performance and loss mitigation;

•	Regulatory and legislative actions such as Basel III and other factors leading bank-owned servicers to divest mortgage servicing rights or outsource significant segments of their mortgage operations;

•	Numerous industry reforms including the Qualified Residential Mortgage (“QRM”) provision in the Dodd-Frank Wall Street Reform and Consumer Protection Act; the negotiations involving the 50 State Attorneys General, certain federal regulators and servicers; the enforcement consent orders entered into by 14 of the largest mortgage servicers and four federal agencies; and the initiative of the Federal Housing Finance Agency to align the servicing requirements related to delinquent mortgages and to modify the servicing compensation related to Fannie Mae and Freddie Mac loans; and

•	Anticipated reduced participation of the GSEs and other regulated entities in the residential mortgage market, which we believe is incentivizing these entities to accelerate the facilitation of servicing transfers to existing strong servicers.

We believe there are a very limited number of servicers such as us who are able to perform both front- and back-end functions effectively in a variety of market environments. We believe we are attractively positioned to capitalize on the current and future state of the residential servicing sector due to our proficiency in servicing both higher risk accounts and newly originated loans with attractive financial returns.

We believe that our demonstrated performance in servicing loans for the GSEs and other governmental entities, several major money center banks, and other entities has facilitated our acquisitions of over 30 servicing portfolios totaling approximately $60 billion since November 2008 from 10 different counterparties. These acquisitions helped us grow our servicing portfolio from $12.7 billion as of December 31, 2007, to $67.0 billion as of March 31, 2011, and have demonstrated both our ability to source and grow our business as well as our scalable capacity to meet our clients’ needs. Over 75% of the $60 billion increase in our portfolio represents loans in a current state evidencing our clients’ confidence in our ability to execute both front- and back-end servicing requirements.

Adjacent Businesses

Historic high levels of delinquencies, foreclosures and real estate owned have presented increased opportunities for providers of residential mortgage services. According to Dominion Bond Rating Service (DBRS), a globally recognized credit rating agency, foreclosure filings and completed foreclosures are expected to reach record levels in 2011. Additionally, the American Society of REO Specialists expects real estate owned inventory to exceed four million properties over the next year, a substantial increase from the current inventory of two million properties. The demand for adjacent mortgage services — REO management, loan recovery and title and valuation activities — is dependent upon the number of delinquent and foreclosure loans and the amount of real estate owned, all of which are projected to remain elevated. Mortgage origination activities also drive demand for title and valuation products as both are required by new purchase and refinance originations. We believe our position as a captive provider of REO management and loan recovery services, and our non-controlling interest in NREIS, will further enable us to capitalize upon industry opportunities.

Loan Originations

According to Inside Mortgage Finance, total residential mortgage originations in the United States were $1.6 trillion in 2010, a decrease of 13% compared to 2009. Of the 2010 originations, approximately 87% were conforming mortgages guaranteed by government sponsored enterprises, including Fannie Mae and Freddie Mac, or government agencies such as the Federal Housing Administration and the Department of Veterans Affairs. From 2006 to 2010, the annual aggregate principal balance of newly originated mortgage loans that were either insured or guaranteed by government agencies or sold to government sponsored enterprises or into government securitizations increased from $0.9 trillion to $1.4 trillion, representing a compound annual growth rate of 11%. In 2010, major money center banks decreased their aggregate originations as compared to 2009 — Wells Fargo, Bank of America and Citi decreased volumes 8%, 22% and 18%, respectively — whereas our origination volume increased 85% over the same period.

Servicers such as us with captive origination platforms are able to utilize their loan origination capabilities to supplement loss mitigation strategies for delinquent loans they service, as well as help create an organic source of new servicing, at an attractive MSR price, to help replace portfolio run-off. As Fannie Mae, Freddie Mac, the Mortgage Bankers Association and a number of economists project interest rates to increase over the next several years, we believe our ability to re-direct resources from pure refinance activities to focus on purchase origination strategies will position us to gain share in the residential mortgage origination market.

Our Competitive Strengths

We believe our servicing platform combined with our originations and adjacent businesses positions us well for a variety of market environments. We believe the following competitive strengths contribute to our leading market position and differentiate us from our competition.

Market Leading Residential Mortgage Loan Servicer

We believe we are uniquely positioned to benefit from the current stressed environment and future state of the residential servicing sector due to our proficiency servicing both higher risk accounts and newly originated loans. Since November 2008, we have boarded over $60 billion in new loans, which we believe is among the highest in the industry and demonstrates our ability to successfully transfer loans to our servicing platform, improve asset performance and provide an exceptional customer experience.

Our servicing model focuses on asset performance with the goal of increasing personal contact with borrowers, reducing credit losses and maximizing cash collections in order to provide superior results. This highly flexible model allows for customization to meet individual borrower requirements, and is further differentiated by providing personal contact at critical borrower touch points, including via telephone, mail, electronic communications and other personal contact methods. Our approach facilitates strong relationships with borrowers and greater employee accountability for desired performance. We believe our proprietary loss mitigation system gives our employees the tools necessary to help customers evaluate options to drive the best possible outcome. We believe that our servicing expertise and focus on optimal outcomes reduces credit impairments and losses to loan investors and our clients.

Attractive Business Model with Strong Cash Flow

Our Servicing platform produces recurring, fee-based revenues based upon contractually established (predictable) servicing fees, and we are exposed to minimal credit risk with respect to the mortgage loans that we service. We believe that we continue to demonstrate our ability to produce lower delinquency rates on the loans we service, including credit-sensitive loans, compared to our competitors. By reducing credit losses, we have earned repeat business from our most valued strategic relationships. We believe that we will continue to acquire mortgage servicing rights at attractive prices from mortgage investors or provide subservicing for third parties that value our servicing capabilities.

Our business model generates strong, predictable cash flow. As a non-bank servicer, we are not bound by the same regulatory capital requirements as bank-owned servicers. We own mortgage servicing rights that typically require a capital investment to purchase and we provide subservicing of loans owned by others, which typically does not require a significant capital investment. We expect to acquire additional mortgage servicing rights and enter into additional subservicing agreements in the future.

We believe that our in-house originations business differentiates us from other non-bank servicers without an origination platform by: (i) providing us with a more cost-effective alternative to purchasing new mortgage servicing rights as the unpaid principal balance of our existing servicing portfolio decreases over time; (ii) diversifying our revenue in a variety of interest rate environments; and (iii) providing us an additional tool for loss mitigation through refinancing efforts. Additionally, we have successfully launched and recently expanded our adjacent businesses that we believe provide significant opportunity for incremental earnings and require minimal capital investment.

Scalable, Proven Platform Coupled with Asset Evaluation and Acquisition Expertise

Establishing a servicing platform requires significant initial capital investments, infrastructure, licensing and expertise to effectively service loans, which creates substantial barriers to entry. We operate a highly scalable platform as evidenced by the growth in our unpaid principal balance from $12.7 billion at December 31, 2007 to $67.0 billion as of March 31, 2011. We can service additional accounts with our existing infrastructure, real estate and technology platform with minimal incremental fixed costs. Our platform gives us the ability to add highly profitable and accretive business. As such, we have invested in our loan administration and customer service servicing divisions to accommodate the increased scale and size of our portfolio, which allows us to service newly originated conventional mortgage loans with attractive financial returns in a variety of operating and economic environments.

We believe we have demonstrated our ability to grow servicing through acquiring mortgage servicing rights and entering into subservicing contracts, MSR purchases and subservicing. By executing over 30 deals in the last 30 months comprising more than 250 separate transfers of more than 350,000 total accounts with approximately $60 billion in unpaid principal balance we believe we have demonstrated a proven process and methodology of integrating additional loans onto our platform and improving their performance. We believe these acquisitions and agreements can be attributed to our established track record in servicing residential mortgage loans, and we believe that our track record, together with our scalable platform, positions us well relative to our competitors to acquire additional servicing rights and enter into additional subservicing contracts in the future.

Culture of Credit Loss Ownership and Accountability

Since our inception, our operating culture has emphasized credit loss ownership (our term for individual default specialist accountability for asset performance). We establish financial and operational goals across all levels of the organization, and compensation for all of our employees is based upon achieving the desired results. As a result, we have a streamlined organizational structure that allows us to react to business needs and changes in an expeditious manner. We strongly endorse a promote from within culture and facilitate this process through our Manager In Training program. We believe that our culture of credit loss ownership and accountability has enabled us to outperform the industry. As an example, a portion of our servicing portfolio is comprised of non-prime collateral held by third party investors in asset-backed securities (“ABS”). As of February 2011, our 60 or more day delinquency rate for our ABS portfolio (as a percentage of current balance) was approximately 23%, while according to LoanPerformance.com, the average delinquency rate of the ABX 06-1 through 07-2 Mortgage Indices was approximately 42%. The ABX.HE is a series of indices based on representative bonds issued from 2005 to 2007 that consist of non-prime mortgages. The ABX indices are commonly used by investors to benchmark collateral performance for ABS.

We strongly promote both HAMP and non-HAMP loan modifications as an effective alternative to foreclosure that presents a “win-win” situation for both investors and borrowers. In 2010, we completed over 41,000 total loan modifications, of which approximately 12,500 were HAMP modifications.

Strong and Seasoned Management Team

Our senior management team is comprised of experienced mortgage industry executives with an average of approximately 26 years in the industry and a track record of generating financial and operational improvements. Our CEO and CFO have been with us for more than a decade and have managed the company through the most recent economic downturn and through multiple economic cycles. Several members of our management team have held senior positions at other residential mortgage companies. Our senior management team has demonstrated its ability to adapt to changing market conditions and has developed a proven ability to identify, evaluate and execute successful portfolio and platform acquisitions. We believe that the experience of our senior management team and its management philosophy are significant contributors our operating performance.

Our Growth Strategy

Our primary goal is to grow our servicing portfolio by (i) employing a high touch approach on the back-end to increase the value of our clients’ loans by reducing delinquencies and credit losses, and (ii) operating the front-end with maximum efficiency through scale and technology. This goal is achieved through our culture, processes and expertise. We plan to grow our revenue, operating cash flow and net income by employing the following business strategies:

Capitalize on Industry Opportunities

We believe we are well positioned to benefit from the current trends in the residential mortgage industry. The disruption in the mortgage industry has resulted in limited access to funding and capital, lower than anticipated performance of residential portfolios and a strong demand for high touch servicing with a track record of improving asset performance. We believe that many competitors with significant residential exposure or limited access to capital do not have sufficient internal capacity to perform this type of servicing and are selling mortgage servicing rights or outsourcing their servicing to strong counterparties. Additionally, due to a variety of economic factors, residential loan delinquencies and related losses are at historical highs, prompting the GSEs and other owners of residential mortgage loans to focus on home ownership preservation and servicing for superior credit performance. These dynamics allow existing strong servicers the opportunity to acquire or subservice additional portfolios with attractive financial returns.

Additionally, we believe pending changes in the regulatory environment regarding servicing compensation, limitations of MSR on Tier 1 capital (Basel III), the negotiations involving the 50 State Attorneys General, certain federal regulators and servicers, and the enforcement consent orders entered into by 14 of the largest mortgage servicers and four federal agencies will significantly impact large bank-owned servicers and may lead many to divest a portion of their MSR holdings and/or outsource significant segments of their mortgage operations. Furthermore, through our business development efforts, we have seen instances where some of the largest holders of mortgage servicing are seeking to transform their mortgage business into a product offering. Rather than having an investment in mortgage servicing operations, they are partnering with companies who can provide this service to their customers. We believe we are well positioned to take advantage of this emerging industry trend.

Maintain and Grow Our Fee-Based Servicing Portfolio

Our servicing business produces recurring, fee-based revenues based upon contractually established servicing fees. We intend to continue to utilize our established and scalable servicing platform to grow our servicing operations organically through our existing client base. We believe that we will continue to benefit from our strong relationships with the GSEs and other third party investors, which we believe will enable us to acquire additional servicing rights and enter into subservicing contracts in order to grow our business.

Our origination business also provides the opportunity to replace portfolio run-off by creating a mortgage servicing right at an attractive price and provides an alternative loss mitigation strategy through refinancing. Much of the refinancing is through special programs (e.g., HAMP, Hope for Homeowners, and FHA Negative Equity Program) where we excel at helping a borrower find a program that matches his or her unique situation.

Engage in Opportunistic Acquisitions and New Business Opportunities

There are numerous banks, insurance companies and other financial entities that have significant exposure to the residential mortgage sector. Our management, together with our dedicated operations and business development teams, have extensive business and corporate expertise, receive numerous requests to review potential acquisition opportunities and continually conduct due diligence to identify potential opportunistic acquisitions.

In 2010, we expanded our business development team and hired a dedicated senior manager whose primary role is to identify, evaluate, and enhance both new and existing acquisition/partnership opportunities. As of April 30, 2011, we had a team of eight individuals who are dedicated to business development and focused on select areas of the mortgage industry (e.g. national banks, REO finance, community banks, etc.). Our business development success is evidenced by the identification and retention of 10 new clients over the past 30 months. We are currently seeking additional opportunities and believe there will continue to be significant opportunities to take advantage of the dislocation in the residential mortgage sector and to acquire assets at attractive valuations. We intend to opportunistically grow our business through executing subservicing contracts and acquiring mortgage servicing rights, servicing platforms, originations platforms and complementary adjacent businesses. We may purchase assets and/or platforms of significant size. We believe there are several assets and platforms currently for sale in our industry and we are currently in the process of pursuing a number of such opportunities.

Continue To Expand Our Adjacent Businesses and Originations Platform

Our adjacent businesses complement our core Servicing operations. REO Management includes both disposal and financing opportunities through our origination platform. The Recovery unit leverages the existing servicing portfolio and provides recovery services to third parties to collect on charge-off deficiency judgments and collateral representations. NREIS provides title, settlement, valuation, and foreclosure related services to Nationstar and other third parties. As our own servicing portfolio and origination volume grows, these businesses will benefit. In addition, our business development team is active in sourcing third parties to extend our REO Management and Recovery Services. Also, NREIS has its own sales group to expand its client base to other banks and mortgage companies.

Our Originations business diversifies our offering of mortgage services and further stabilizes our revenue and expected earnings stream by providing us with a natural hedge against fluctuations in prevailing interest rates. We have a diversified, multi-channel strategy to continue to build our conventional product originations platform in order to organically replace servicing run-off. Through our origination platform, we are also able to create loan servicing assets at prices below where our servicing competitors can purchase comparable mortgage servicing rights. Also, we can recapture loan payoffs in our existing servicing portfolio by providing origination services to our existing borrowers and offer special loss mitigation alternatives through refinancings.

We believe that there are significant opportunities to originate loans for servicers and other financial institutions lacking origination capacity, and we intend to capitalize on these opportunities by expanding our retail channels. Our expansion efforts will focus primarily on purchase money lending, which is a stable origination source through various interest rate cycles. Unlike certain competitors who are required to utilize third-party intermediaries in transactions with the GSEs and Ginnie Mae, we are a direct lender with the capability to sell loans directly to the GSEs and to securitize loans directly with Ginnie Mae. We believe that this capability allows us to control the credit quality of the loans we originate, thereby reducing our repurchase risk.

Our Operations

We are a leading residential mortgage company specializing in residential mortgage loan servicing and conventional residential mortgage loan originations. Our business primarily consists of two Operating Segments: Servicing and Originations.

Servicing

We are one of the largest independent loan servicers in the United States. As of March 31, 2011, our servicing portfolio included over 404,000 loans with an aggregate unpaid principal balance of $67.0 billion. The servicing portfolio consists of loans originated by our integrated origination platform as well as mortgage servicing rights either acquired or subserviced from various third parties. We service these loans using a high-touch servicing model designed to increase borrower repayment performance and home ownership preservation and decrease borrower delinquencies and defaults. The unpaid principal balance of the loans we serviced increased 428% from December 31, 2007 to March 31, 2011, primarily through acquiring mortgage servicing rights and entering into subservicing agreements. As set forth in the chart below, revenues from our Servicing Segment were $74.6 million, $100.1 million and $182.8 million for 2008, 2009 and 2010, respectively, and $61.1 million for the three months ended March 31, 2011.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2011
				(unaudited)

Servicing Portfolio (dollars in millions):
Unpaid principal balance (by investor):
Special Servicing	$1,218	$1,554	$4,893	$8,692
Government-sponsored enterprises	10,709	24,235	52,194	51,425
ABS	9,415	7,875	7,089	6,927

Total unpaid principal balance	$21,342	$33,664	$64,176	$67,044

Summary Financial Data (dollars in thousands):
Total revenue	$74,601	$100,133	$182,842	$61,118
Net income	14,718	7,502	14,230	8,221

Key performance metrics for our servicing portfolio are shown in the chart below.

	December 31,			March 31,
	2008	2009	2010	2011
	(dollars in millions, except for average loan amount)

Loan count—servicing	159,336	230,615	389,172	404,734
Ending unpaid principal balance	$21,342	$33,664	$64,176	$67,044
Average unpaid principal balance	$12,775	$25,799	$38,653	$65,929
Average loan amount	$133,943	$145,977	$164,904	$165,648
Average coupon	7.49%	6.76%	5.74%	5.67%
Average FICO	588	644	631	627
60+ DQ (% of loans)	13.1%	19.9%	17.0%	16.8%
Total prepayment speed (12 month CPR)	16.2%	16.3%	13.3%	13.0%

Our Servicing Model

Our servicing business produces recurring, fee-based revenues based upon contractually established servicing fees. Servicing fees are primarily based on the aggregate unpaid principal balance of the loans serviced and the payment structure varies by loan source and type. For loans that we do not originate, the services we provide and the fees we receive vary depending on our agreement with the owner of the mortgage loan or the primary servicer, as the case may be. These include differences in rate of servicing fees as a percentage of unpaid principal balance and in the structure of advances. For a more detailed description of advances, see “Industry—Servicing Industry Overview.”

Our operating culture emphasizes credit loss ownership and loss mitigation practices to improve asset performance and cash flow and to reduce credit losses. We seek to ensure that each loan that we service is paid in accordance with its terms. In circumstances where the borrower is, or is at risk of becoming, delinquent or in default, we employ both industry standard and proprietary strategies to work proactively with borrowers in an effort to bring borrowers current in their payments, avoiding foreclosure and keeping borrowers in their homes. We refer to this frequent interaction with borrowers—via phone, Internet, mailings, and personal contact methods—as high-touch loan servicing. Our servicing model and operating culture have proven especially valuable in the current high-delinquency environment.

To ensure a customer-centric focus, we have separate account resolution and foreclosure prevention groups for each type of owner of mortgage loans for whom we service. We maintain centralized loan administration and default management groups, which provide services to all customers.

We are dedicated to a culture of customer service and credit ownership for our servicing employees. We strongly endorse a promote from within culture and facilitate this process through our Manager In Training program. We hire recent college graduates and train them in the mortgage servicing business by systematically rotating them through a variety of our business teams. Our new employees initially work on performing loans and loans that are less than 30 days past due. After gaining experience in this environment, we train our employees in the more challenging 60 and 90 day delinquent categories, where we particularly emphasize a culture of ownership and accountability.

To select the best resolution option for a delinquent loan, we perform a structured analysis of all options using information provided by the borrower as well as external data. We use recent broker price opinions, automated valuation models and other methods to value the property. We then determine the option with the best expected outcome for the owner of the mortgage loan. In the current environment, loan modifications often provide a better outcome for owners of mortgage loans than foreclosure. We believe that our high-touch servicing model is more effective in keeping borrowers in their homes and avoiding foreclosure. This is a win-win situation for both the owners of mortgage loans and the borrowers that we serve. We conducted over 41,000 loan modifications in 2010 as compared to over 29,000 in 2009. The majority of loans modified were delinquent, although we modified some performing loans proactively under the American Securitization Forum guidelines.

The most common term modified is the interest rate, while some modifications also involve the forbearance or rescheduling of delinquent principal and interest. Of the loans we modified in 2010, we modified over 12,000 mortgage loans pursuant to the MHA. Under the MHA, we receive an annual financial incentive for up to four years, provided certain conditions are met. At the same time, we forego uncollected late fees incurred in the year of modification for each qualifying loan modification.

In transactions with the GSEs, we are required to follow specific guidelines that impact the way we service and originate mortgage loans including:

•	our staffing levels and other servicing practices;

•	the servicing and ancillary fees that we may charge;

•	our modification standards and procedures; and

•	the amount of advances reimbursable.

During December 2009, Nationstar entered into a strategic relationship with a GSE, which contemplates, among other things, significant mortgage servicing rights and subservicing transfers to

Nationstar upon terms to be determined. Under this arrangement, if certain delivery thresholds have been met, the GSE may require Nationstar to establish an operating division or newly created subsidiary with separate, dedicated employees within a specified timeline to service such mortgage servicing rights and subservicing. After a specified time period, the GSE may purchase the subsidiary at an agreed upon price.

Our Servicing Portfolio

Our servicing portfolio consists of mortgage servicing rights that we retain from loans that we originate; mortgage servicing rights that we acquire from third party investors, including in transactions facilitated by GSEs, such as Fannie Mae and Freddie Mac; and mortgage servicing rights that we manage through subservicing contracts with third party investors. Our loan servicing operations are located in Lewisville, Texas.

The charts below illustrate the composition of our servicing portfolio by investor and product type as of March 31, 2011.

The loans that we service have typically been securitized—meaning that the originator of the loan has pooled the loan together with multiple other loans and then sold securities to third party investors that are secured by loans in the securitization pool. We typically service loans that have been securitized pursuant to one of two arrangements. We primarily service loans by purchasing the right to service the loans, which is referred to as a “mortgage servicing right,” from the owner of the loan, or retaining the mortgage servicing right related to the loans that we originate. Alternatively, we may enter into a subservicing agreement with the entity that owns the mortgage servicing right pursuant to which we agree to service the loan on behalf of the primary servicer. We earn servicing fees pursuant to these servicing and subservicing contracts, and these fees represent the largest source of revenue from our loan servicing operations. In the majority of cases, we purchase the mortgage servicing rights, which generally entitle us to receive 25 to 50 basis points annually on the average unpaid principal balance of the loans serviced, with a weighted average across our servicing portfolio of approximately 35 basis points. Under subservicing arrangements, where we do not pay for the mortgage servicing rights and are only required to make intra-month advancing obligations, we generally receive a per-loan fee that generally equates to between 5 and 45 basis points annually on the unpaid principal balance. The servicing and subservicing fees are supplemented by related income, including late fees, non-sufficient funds fees, fees from borrowers who pay by telephone and interest income earned on funds held in escrow to pay taxes and insurance and loan payments that we have collected but have not yet remitted to the owner of the loan.

As set forth in the chart below, our servicing portfolio is diversified with respect to geography. As of March 31, 2011, 65.0% of the aggregate unpaid principal balance of the loans we service were secured by properties located in the ten largest states by population. Therefore, we are not as susceptible to local and regional real estate price fluctuations as servicers whose portfolios are more concentrated in a single state or region.

Servicing Portfolio by Geography

Key Drivers of Revenue

Three key factors drive the amount of revenue we generate from our Servicing operations: aggregate unpaid principal balance, delinquency rates and prepayment speed.

Aggregate Unpaid Principal Balance:  Aggregate unpaid principal balance is a key revenue driver. As noted earlier, servicing fees are usually earned as a percentage of unpaid principal balance, and growth in the unpaid principal balance of a portfolio means growth in servicing fees. Additionally, a larger servicing portfolio generates increased ancillary fees and leads to larger custodial balances that generate greater float income. A larger servicing portfolio also drives increases in expenses. We will also incur additional interest expense to finance the servicing advances as the size of our portfolio increases. Servicers of GSEs collect servicing fees only on performing loans while servicers of non-government-sponsored enterprise residential mortgage-backed securities, are entitled to servicing fees on both performing loans and delinquent loans. The servicing fee relating to delinquent loans is accrued and paid from liquidation proceeds ahead of the reimbursement of advances.

Delinquency Rates:  Delinquency rates also have a significant impact on our results of operations. Delinquent loans are more expensive to service than performing loans because our cost of servicing is higher and, although credit losses are generally not a concern for our financial results, our advances to investors increase, which results in higher financing costs. Performing loans include those loans that are current or have been delinquent for less than 30 days in accordance with their original terms and those loans on which borrowers are making scheduled payments under loan modifications, forbearance plans or bankruptcy plans. We consider all other loans to be delinquent.

When borrowers are delinquent, the amount of funds that we are required to advance to the owners of the loans on behalf of the borrowers increases. While the collectability of advances is generally not an issue, we do incur significant costs to finance those advances. We intend to utilize both securitization and revolving credit facilities to finance our advances. As a result, increased delinquencies result in increased interest expense.

The cost of servicing delinquent loans is higher than the cost of servicing performing loans primarily because the loss mitigation techniques that we employ to keep borrowers in their homes are more costly than the techniques used in handling a performing loan. When loans are performing, we have limited interaction with the borrowers, and relatively low-cost customer service personnel conduct most of the interaction. Once a loan becomes delinquent, however, we must employ our loss mitigation capabilities to work with the borrower to return the loan to performing status. These procedures involve increased contact with the borrower and the development of forbearance plans, loan modifications or other techniques by highly skilled consultants with higher compensation. On those occasions when loans go into foreclosure, we incur additional costs related to coordinating the work of local attorneys to represent us in the foreclosure process. Finally, when we foreclose on loans, we employ specialists to service the real estate and manage the sale of those properties on behalf of our investors. A significant increase in delinquencies would cause us to increase our activities in these areas resulting in increased operating expenses.

Prepayment Speed:  A significant driver of our business is prepayment speed, which is the measurement of how quickly unpaid principal balance is reduced. Items reducing unpaid principal balance include normal monthly principal payments, refinancings, voluntary property sales and involuntary property sales such as foreclosures or short sales. Prepayment speed impacts future servicing fees, amortization of servicing rights, float income, interest expense on advances and compensating interest expense. When prepayment speed increases, our servicing fees decrease faster than projected due to the shortened life of a portfolio. The converse is true when prepayment speed decreases.

Prepayment speed affects our float income. Decreased prepayment speed typically leads to our holding lower float balances before remitting payoff collections to the investor and lower float income due to a lower invested balance. Lower prepayments have been associated with higher delinquency rates, higher advance balances and interest expense.

Servicing Organization

The servicing organization is comprised of four primary functional areas as detailed below.

Loan Administration:  The loan administration area includes the customer service, payment processing, loan accounting, escrow, taxes and insurance and document administration groups. The customer service group is primarily responsible for handling borrower inquiries including date of last payment, date of next payment due, arranging for a payment, refinance assistance and standard escrow and balance questions. In December 2010, the customer service group managed over 110,000 calls and service inquiries. The payment processing group is responsible for posting borrower payments and managing any payment-related issues. The majority of the borrower payments are posted electronically via our lock-box operation, Western Union, ACH or web-based payments. The loan accounting group manages the payoff of loans. The escrow, taxes and insurance group manage all escrow balances and the external vendors we utilize for property insurance and tax tracking. The document administration group manages the lien release process upon the payoff of a loan and the tracking of loan documents for new originations.

Account Resolution:  The account resolution group is responsible for early stage collections (borrowers who are 1 to 59 days delinquent). For accounts where payments are past due but not yet delinquent (less than 30 days past due), we use a behavioral scoring methodology to prioritize our borrower calling efforts. The key drivers of behavioral score are payment pattern behavior (i.e., if the borrower historically has made their payment on the 5th of each month and that pattern changes more attention will be paid to the borrower) and updated credit scores. For accounts 31 to 59 days delinquent, default specialists are assigned individual accounts and are charged with making contact with the delinquent borrower to understand the reason for delinquency and attempt to collect a payment or work on an alternative solution. In the account resolution group, we use a combination of predictive dialer technology and account level assignments to contact the borrowers. The primary objective of this group is to reduce delinquency levels.

Foreclosure Prevention:  The foreclosure prevention group, commonly referred to in the industry as loss mitigation, is responsible for late stage collections (borrowers who are 60 or more days delinquent). The primary focus of this group is reducing delinquency levels. All accounts in this group are assigned to individual default specialists loss mitigators. The primary role of the default specialist loss mitigator is to contact the borrower and understand the reasons for the borrower’s delinquency and the borrower’s desire and ability to stay in their house. The foreclosure prevention group performs most of our government and other loan modifications.

Default Management:  The default management area includes the foreclosure, bankruptcy, real estate owned and claims processing groups. The foreclosure group manages accounts involved in the foreclosure process. In the late stage delinquency status, we will initiate foreclosure proceedings in accordance with state foreclosure timelines. Accounts in the foreclosure group are assigned to foreclosure specialists based on a state-specific assignment. The primary focus of the foreclosure group is to perform the foreclosure process in accordance with the state timelines. Any account which has filed bankruptcy is assigned to a bankruptcy specialist who will administer the bankruptcy plain proceedings in accordance with applicable law and in conjunction with an outsourcing firm. The real estate owned group manages properties within the servicing portfolio that have completed the foreclosure process. We use both internal and external resources to manage the disposition of the real estate owned properties. The primary goal of the real estate owned team is to dispose of the property within an acceptable timeframe at the lowest possible loss.

Originations

We are one of the few high-touch servicers in the United States with a loan origination platform. We are licensed to originate residential mortgage loans in 49 states and have obtained all required federal approvals to originate FHA and conventional loans. We currently originate conventional agency and government conforming residential mortgage loans, which we either sell servicing released to other secondary market participants, which we refer to as conduits, or securitize through the issuance of Fannie Mae, Freddie Mac or Ginnie Mae bonds. As such, we minimize any credit or interest rate risk by not retaining loans on our balance sheet for more than approximately 30 days beyond funding. As set forth in the chart below, revenues from our Originations Segment were $22.6 million, $55.6 million and $84.5 million for the year ended December 31, 2008, 2009 and 2010, respectively and $24.6 million for the three months ended March 31, 2011. Origination volumes in 2009 and 2010 increased significantly as we expanded our conventional market footprint.

	Year Ended December 31,			Three Months Ended March 31,
	2008	2009	2010	2011
				(unaudited)

Origination Volume ($ in millions):
Retail	$538	$1,093	$1,608	$425
Wholesale	4	386	1,184	229

Total Originations	$542	$1,479	$2,792	$654

Summary Financial Data ($ in thousands):
Total revenue	$22,574	$55,593	$84,540	$24,613
Net income (loss)	(7,590)	8,884	662	3,423

Our Originations Platform

We originate loans through our three loan origination channels: Consumer Direct Retail, Distributed Retail and Wholesale. Our largest channel is our Consumer Direct Retail channel which operates as a centralized call center. Our second largest channel, the Wholesale channel, involves brokers sourcing borrowers for us. Our smallest and newest channel is our Distributed Retail channel, which includes traditional retail branches with loan officers who source loans primarily from realtors and builders. We currently have twelve retail locations in Texas, Alabama and Tennessee and, while it is our newest channel, we believe the Distributed Retail channel represents a significant growth opportunity for us. Our multi-channel origination strategy enables us to diversify our originations without becoming overly reliant on any single segment of the mortgage loan market.

We originate purchase money loans and refinance existing loans, including those that we service. Our strategy is to mitigate the credit, market and interest rate risk from loan originations by either selling newly originated loans or placing them in GSEs or government securitizations. We typically sell new loans within 30 days of origination, and we do not expect to hold any of the loans that we currently originate on our balance sheet on a long-term basis. At the time of sale, we have the option to retain the mortgage servicing rights on loans we originate.

Our origination capability differentiates us from other non-bank, high-touch loan servicers without an integrated origination platform by:

•	providing us with an organic source of new loans to service as existing loans are repaid or otherwise liquidated—originated loans serviced by us generate higher returns than comparable mortgage servicing rights that we would acquire from a third party;

•	providing an attractive complement to servicing by allowing us to modify and refinance mortgage loans, including loans that we service;

•	creating a diversified source of revenue that we believe will remain stable in a variety of interest rate environments; and

•	building brand recognition.

Originations Organization

Each of our loan origination channels has dedicated operations, support and fulfillment functions (processing, underwriting, closing and shipping) which are primarily performed at our offices in Lewisville, Texas. As part of our efforts to manage credit risk and enhance operating efficiencies, the underwriting, closing, funding and shipping for all of our originations channels are managed centrally. Centralizing these functions is designed to enable us to control loan quality, loan processing times, cost and, ultimately, borrower satisfaction. Additionally, to maintain independence from the sales organization, we have the underwriting function report directly to the Chief Financial Officer. Our three mortgage loan originations channels are discussed in more detail below:

Retail Originations—Consumer Direct

In the year ended December 31, 2010, our largest originations channel was our Consumer Direct Retail channel. We employ a single centralized call center strategy leveraging multiple potential borrower lead sources. In our Consumer Direct Retail channel, each sales team typically consists of between 10 and 12 mortgage professionals managed by a sales leader. Three to four sales leaders report to a senior vice president responsible for the specific lead source.

Our primary divisions within our Consumer Direct Retail channel include Renewal, New Customer Acquisition, Centralized Purchase and Strategic Alliances. Each division specializes in meeting the needs of their specific target borrowers. This strategy provides a flexible organizational structure capable of shifting to new opportunities quickly. The four divisions of our Consumer Direct Retail channel are as follows:

Renewal:  Focuses on retaining current borrowers in our servicing portfolio and utilizes an integrated approach with our Servicing Segment to capture borrowers who either qualify to refinance their current mortgage or who take action indicating they may be paying off their loan. The Renewal teams receive leads for borrowers from telemarketing, live transfers and scheduled callbacks from Customer Service and website programs.

New Customer Acquisition:  Focuses on generating new mortgage business from prospective borrowers. We use credit bureau modeling to identify borrowers who are likely to be in the market for and likely to qualify to refinance their existing mortgage loan. Marketing channels include telemarketing, direct marketing, Internet lead aggregators, credit bureau triggers such as mortgage inquiries and website programs.

Purchase:  Focuses on meeting the purchase needs of borrowers through a centralized sales force that focus on real estate owned financing programs, relocation lending and business to business and a decentralized sales force located in real estate offices in various states. All fulfillment operations are done through a centralized group. Our marketing channels include both consumer and business strategies such as e-mail or newsletter campaigns, flyers, websites and other direct marketing programs.

Strategic Alliances (Partner Plus):  Focuses on serving the needs of strategic and joint marketing clients who, in many cases, do not have the originations capabilities to provide refinancing for their own portfolios. Currently, we are providing origination services to several servicers without origination capability. In many instances, these alliances involve providing certain incentives for the borrower to refinance (e.g., payment of closing fees). These programs typically begin with a direct mail announcement of the relationship followed by direct marketing campaigns to increase borrower responses.

Wholesale Originations

In the year ended December 31, 2010, our Wholesale channel was our second largest originations channel. The primary business strategy of the Wholesale channel is to acquire high-quality servicing at a reduced price through a network of non-exclusive relationships with various approved mortgage companies and mortgage brokers. The Wholesale channel is comprised of seven sales regions throughout the United States, each staffed with a regional sales manager, and three centralized sales regions that operate out of our offices in Lewisville, Texas. Each region generally has 8-12 account executives whose primary responsibility is to source and service mortgage brokers. We provide a variety of conforming conventional mortgage loans to our brokers to allow them to better service their borrowers.

Mortgage brokers identify applicants, help them complete a loan application, gather required information and documents, and act as our liaison with the borrower during the lending process. We review and underwrite an application submitted by a broker, accept or reject the application, determine the range of interest rates and other loan terms, and fund the loan upon acceptance by the borrower and satisfaction of all conditions to the loan. By relying on brokers to market our products and assist the borrower throughout the loan application process, we can increase loan volume through our Wholesale channel with proportionately lower increases in overhead costs compared with the costs of increasing loan volume in loan originations through our retail channels.

New brokers are sourced through our account executives, industry trade shows forums and our website. The broker approval process is critical to maintaining a high quality network of brokers. Brokers must meet various requirements and must complete the broker application package, provide evidence of appropriate state licenses, articles of incorporation, financial statements, resumes of key personnel and other information as needed. The Wholesale operations team reviews all submitted materials to determine whether the broker should be approved. The broker application is reviewed and investigated by our quality control and risk management department before final approval is provided. The process is designed to ensure that borrowers we acquire through our Wholesale channel are working with reputable and legitimate mortgage brokers.

Our ongoing investment in technology has allowed us to provide our broker network with the ability to obtain instantaneous online loan decisions, product options and corresponding pricing. We believe that the utility and convenience of online loan decisions and product options are a value-added service that has and will continue to solidify our business relationships. In addition, our website provides our brokers with loan status reports, product guidelines, loan pricing, interest rate locks and other added features. We expect to continue to adapt web-based technologies to enhance our one-on-one relationships with our brokers.

Retail Originations—Distributed Retail

The Distributed Retail channel is our newest origination channel. The primary strategy within the Distributed Retail channel is to expand our purchase money mortgage loan capability. Purchase money mortgage loans involve the purchase of a property. We believe that having a purchase mortgage strategy is an integral part of growing our originations platform. In order to pursue this strategy, we believe it is necessary to establish retail branches to develop relationships with traditional business clients such as realtors and builders. Distributed Retail strategies focused on purchase money mortgage loan volume and higher overall credit quality volume and are less susceptible to changing interest rate environments.

The Distributed Retail channel aims to promote sales growth without compromising credit quality primarily through the use of centralized underwriting and through the decentralized processing and closing (maintained at the originating branch). Mortgage professionals develop relationships with local realtors and builders in their respective markets. Realtors and builders then refer their borrowers to us to facilitate the home purchase. Marketing primarily supports these business-to-business relationships with emails, flyers, open houses, trade show support and other direct marketing efforts.

We currently have twelve retail locations in Texas, Alabama and Tennessee. We plan to continue to seek attractive opportunities to open new branches. Each branch is expected to have ten to twelve mortgage professionals, one to two loan processing specialists and a branch manager.

Technology

In the vast majority of cases, our key, critical systems are hosted, managed and maintained by our in-house Information Technology team. Our key systems consist of a combination of vendor developed applications as well as internally developed proprietary systems. On our most critical vendor developed applications (OPUS, XpressQual, TMO, LSAMS, FORTRACS, and Equator) we maintain license rights to the source code to enable in-house customization of these systems to meet our business needs in a time effective manner.

Servicing

For our Servicing Segment, our system of record is LSAMS, which we use for all loan accounting functions, claims functions and supports our Customer Service functions. Our early stage account collection efforts are focused and prioritized through the use of ESP, our proprietary early delinquency score model, used to identify higher risk accounts. Our collections and loss mitigation efforts are supported by Remedy, a proprietary default management system which, along with our proprietary Net Present Value engine and our proprietary Property Valuation Management system, enables our loan resolution personnel to guide our borrowers to the optimal economic workout alternative based on the unique factors of each borrower’s situation. For our foreclosure and bankruptcy processes, we use the FORTRACS system, which integrates with the Lendstar system to enable online communications and case tracking with our attorney network. For properties whereby we complete foreclosure and take them into real estate owned status, we utilize the web-based real estate owned management system REOTrans to manage the marketing and disposition of our owned real estate. To support our Investor Reporting functions, we use a combination of systems that include LSAMS and Lewtan ABS, a vendor hosted system. We also have a website, www.NationstarMtg.com, that is a fully automated system to apply and process mortgage loan applications and that our existing borrowers can access to receive information on their account.

Originations

The critical systems that support our loan origination activities include:

•	MLS (“Marketing Lead System”), our proprietary marketing lead system which routes, tracks and delivers leads to our loan officers, who we refer to as our mortgage professionals;

•	OPUS, a web-based point-of-sale system that provides product eligibility and pricing to our retail sales force;

•	TMO, our loan origination system used for loan processing, underwriting and closing;

•	XpressQual, a web-based point-of-sale system that provides product eligibility and pricing to our wholesale brokers and allows them to submit loans to us online;

•	www.NationstarBroker com, our website for wholesale brokers to receive information on our products and services;

•	CLASS, our proprietary system used to manage our sales relationships and licensing of our wholesale brokers;

•	ODE, a rules-based pricing and eligibility engine that is integrated with OPUS, XpressQual and TMO;

•	High Cost Fee Engine, our proprietary compliance fee engine that enforces both federal and local high cost and fee limits throughout the loan originations process; and

•	CLT (“Compliance License Tracker”), our proprietary system that maintains and tracks all mortgage professionals locational licensing to ensure that leads and applications are only processed by properly licensed mortgage professionals.

For our Retail origination channels, the loan origination process starts when a lead is imported (or accepted) into our Marketing Lead System, a propriety system that our mortgage professionals use to manage the initial borrower contact process. Once a mortgage professional has made contact with a potential borrower, the mortgage professional moves the lead into OPUS, our web-based point-of-sale system. Here, our mortgage professionals capture the necessary loan application information, obtain credit reports to determine full product eligibility and establish pricing to facilitate the sales process. Once our mortgage professionals have helped our borrowers determine the program and pricing that meets their needs, the loan application is transferred into TMO, our loan origination system where we complete the loan process, underwrite the loan, prepare the closing documents and complete the loan process.

For our Wholesale origination channel, we provide our brokers a web-based point of sale system, XpressQual, to use to access product eligibility and pricing and to submit loans online. We also use TMO in this channel for the processing, underwriting and closing functions. Through XpressQual, our brokers have access to a web-based portal where they can upload their loan applications to determine product eligibility and loan pricing. Once they select a program and price, the broker is able to submit the file to us for processing as well as lock the rate using XpressQual. As in our retail origination channels, once submitted for processing, the file is transferred into TMO to verify the application information, clear conditions, underwrite and close the loan. Supporting OPUS, XpressQual and TMO, we also utilize a vendor developed rules-based pricing and eligibility engine called ODE as well as a proprietary compliance fee engine that enforces high cost and fee limits throughout the entire originations process. There is also a Compliance License Tracker system that maintains and tracks all mortgage professional and location level licensing. All systems are fully integrated and share information to ensure complete, up-to-date and accurate information for reporting purposes.

To protect our business in the event of disaster, we have implemented a disaster recovery data facility in a co-location in Irving, Texas where we maintain near real-time replication of all critical servicing systems and data.

Employees

As of April 30, 2011, we had a total of 2,176 employees, all of which are based in the United States. None of our employees are members of any labor union or subject to any collective bargaining agreement and we have never experienced any business interruption as a result of any labor dispute. Our employees are allocated among our business functions as follows:

•	55% are in Servicing;

•	32% are in Originations;

•	13% are in support functions, including Human Resources, Accounting and other corporate functions.

In our Servicing Segment, we hire recent college graduates and teach them our high-touch servicing model. Our loan servicers and default specialists follow a training program in which they first service performing loans and slightly delinquent loans. As they gain experience, they service more delinquent loans and assume increased personal responsibility for servicing a certain set of loans and contacting certain borrowers. We strongly endorse a promote from within culture and facilitate this process through our Manager in Training program.

In our Originations Segment, we hire experienced conventional mortgage originators and provide them with training to acclimate them to Nationstar, as well as compliance and regulatory training.

Regulation

Our business is subject to extensive federal, state and local regulation. Our loan origination, loan servicing and debt collection operations are primarily regulated at the state level by state licensing authorities and administrative agencies. Because we do business in all fifty states and the District of Columbia, we, along with certain of our employees who engage in regulated activities, must apply for licensing as a mortgage banker or lender, loan servicer and/or default specialist, pursuant to applicable state law. These state licensing requirements typically require an application process, processing fees, background checks and administrative review. Our servicing operations center in Lewisville, Texas is licensed (or maintains an appropriate statutory exemption) to service mortgage loans in all fifty states and the District of Columbia. Our retail loan origination branch is licensed to originate loans in at least the states in which it operates, and our direct origination branch is licensed to originate loans in 49 states and the District of Columbia. From time to time, we receive requests from states and other agencies for records, documents and information regarding our policies, procedures and practices regarding our loan origination, loan servicing and debt collection business activities, and undergo periodic examinations by state regulatory agencies. We incur significant ongoing costs to comply with these licensing requirements.

While the U.S. federal government does not primarily regulate loan originations, the federal Secure and Fair Enforcement for Mortgage Licensing Act of 2008, or the SAFE Act, requires all states to enact laws that require all United States sales representatives to be individually licensed or registered if they intend to offer mortgage loan products. These licensing requirements include enrollment in the Nationwide Mortgage Licensing System, application to state regulators for individual licenses, a minimum of 20 hours of pre-licensing education, an annual minimum of eight hours of continuing education and the successful completion of both national and state exams.

In addition to licensing requirements, we must comply with a number of federal consumer protection laws, including, among others:

•	the Gramm-Leach-Bliley Act, which requires us to maintain privacy with respect to certain consumer data in our possession and to periodically communicate with consumers on privacy matters;

•	the Fair Debt Collection Practices Act, which regulates the timing and content of debt collection communications;

•	the Truth in Lending Act and Regulation Z thereunder, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•	the Fair Credit Reporting Act, which regulates the use and reporting of information related to the credit history of consumers;

•	the Equal Credit Opportunity Act and Regulation B thereunder, which prohibit discrimination on the basis of age, race and certain other characteristics, in the extension of credit;

•	the Homeowners Protection Act, which requires the cancellation of mortgage insurance once certain equity levels are reached;

•	the Home Mortgage Disclosure Act and Regulation C thereunder, which require financial institutions to report certain public loan data;

•	the Fair Housing Act, which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics; and

•	Regulation AB under the Securities Act, which requires certain registration, disclosure and reporting for mortgage-backed securities.

We must also comply with applicable state and local consumer protection laws, which may impose more comprehensive and costly restrictions than the regulations listed above. In a response to the decline in the housing market and the increase in foreclosures, many local governments have extended the time period necessary prior to initiating foreclosure proceedings, which prevent a servicer or trustee, as applicable, from exercising any remedies they might have in respect of liquidating a severely delinquent mortgage loan in a timely manner.

On May 28, 2009, we voluntarily entered into an agreement to actively participate as a loan servicer in HAMP, which enables eligible borrowers to avoid foreclosure through a more affordable and sustainable loan modification made in accordance with HAMP guidelines, procedures, directives and requirements. Loan modifications pursuant to HAMP may include a rescheduling of payments or a reduction in the applicable interest rates and, in some cases, a reduction in the principal amount due. Under HAMP, subject to a program participation cap, we, as a servicer, will receive an initial incentive payment of up to $1,500 for each loan modified in accordance with HAMP subject to the condition that the borrower successfully completes a trial modification period. In addition, provided that a HAMP modification does not become 90 days or more delinquent, we will receive an incentive of up to $1,000. As of December 31, 2010, 14,184 loans with an unpaid principal balance of $3.1 billion after modification had been modified through HAMP.

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) into law. The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry in the United States. The Dodd-Frank Act includes, among other things: (i) the creation of a Financial Stability Oversight Council to identify emerging systemic risks posed by financial firms, activities and practices, and to improve cooperation between federal agencies; (ii) the creation of a Bureau of Consumer Financial Protection authorized to promulgate and enforce consumer protection regulations relating to financial products; (iii) the establishment of strengthened capital and prudential standards for banks and bank holding companies; (iv) enhanced regulation of financial markets, including derivatives and securitization markets; (v) amendments to the Truth in Lending Act aimed at improving consumer protections with respect to mortgage originations, including originator compensation, minimum repayment standards, and prepayment considerations. The exact scope of and applicability of many of these requirements to us are currently unknown, as the regulations to implement the Dodd-Frank Act generally have not yet been finalized.

On April 13, 2011, the four federal agencies overseeing certain aspects of the mortgage market: the Federal Reserve, the Office of the Comptroller of the Currency (“OCC”), the Office of Thrift Supervision (“OTS”), and the Federal Deposit Insurance Corporation (“FDIC”), entered into enforcement consent orders with 14 of the largest mortgage servicers in the United States regarding foreclosure practices. The enforcement actions require the servicers, among other things: (i) to promptly correct deficiencies in residential mortgage loan servicing and foreclosure practices; (ii) to make significant modifications in practices for residential mortgage loan servicing and foreclosure processing, including communications with borrowers and limitations on dual-tracking, which occurs when servicers continue to pursue foreclosure during the loan modification process; (iii) to ensure that foreclosures are not pursued once a mortgage has been approved for modification and to establish a single point of contact for borrowers throughout the loan modification and foreclosure processes; (iv) to establish robust oversight and controls pertaining to their third-party vendors, including outside legal counsel, that provide default management or foreclosure services. While these enforcement consent orders are considered as not preemptive to the state actions, it remains to be seen how state actions and proceedings will be affected by the federal consents. Although we are not a party to the above enforcement consent orders, we might become subject to the terms of the consent orders if (i) we subservice loans for the servicers that are parties to the enforcement consent orders; (ii) the agencies begin to enforce the consent orders by looking downstream to our arrangement with certain mortgage servicers; (iii) our investors request that we comply with certain aspects of the consent orders, or (iv) we otherwise find it prudent to comply with certain aspects of the consent orders. In addition, the practices set forth in such enforcement consent orders may be adopted by the industry as a whole, forcing us to comply with them in order to follow standard industry practices. While we have not yet made any changes to our operating policies and procedures, potential changes to our servicing practices would increase compliance costs for our servicing business, which could materially and adversely affect our financial condition or results of operations.

Competition

In our Servicing Segment, we compete with large financial institutions and with other non-bank servicers. Our ability to differentiate ourselves from other loan servicers through our high-touch servicing model and culture of credit largely determines our competitive position within the mortgage loan servicing industry.

In our Originations Segment, we compete with large financial institutions and local and regional mortgage bankers and lenders. Our ability to differentiate the value of our financial products primarily through our mortgage loan offerings, rates, fees and customer service determines our competitive position within the mortgage loan origination industry. The placement of mortgage loans is greatly influenced by traditional business clients such as realtors and builders. As a result, our ability to secure relationships with traditional business clients will influence our ability to grow our purchase line.

Seasonality

Our Originations Segment is subject to seasonal fluctuations, and activity tends to diminish somewhat in the winter months of December, January and February, when home sales volume and loan origination volume are at their lowest. This typically causes seasonal fluctuations in our Originations Segment’s revenue. Our Servicing segment is not subject to seasonality.

Intellectual Property

We use a variety of methods, such as trademarks, patents, copyrights and trade secrets, to protect our intellectual property. We also place appropriate restrictions on our proprietary information to control access and prevent unauthorized disclosures.

Properties

Our principal executive headquarters is located in Lewisville, Texas. At our main campus in Lewisville, Texas, we lease two buildings containing an aggregate of approximately 201,000 square feet of general office space, pursuant to two leases, both of which are currently due to expire in the first half of 2014. In addition to serving as our principal executive headquarters, our main Lewisville campus houses a portion of our servicing operations and all of our Consumer Direct Retail origination platform. We also own a parcel of undeveloped land at our campus location which can be used for future expansion.

We lease an additional 40,897 square feet of space in Lewisville, Texas, which is currently due to expire in December, 2011. This building houses our wholesale loan origination platform and some administrative support functions. We also lease 83,467 square feet at another location in Lewisville, Texas, which is currently due to expire in April 2016. We intend to use this additional space to meet the needs of our growing servicing operation.

Consistent with our plans to open new branches in our Distributed Retail channel, we have completed leases on our regional management office in Montgomery, Alabama as well as branch office leases in Alabama, Tennessee, Texas, Massachusetts and Illinois. As of April 29, 2011, we had 13 Distributed Retail branch leases. Our typical Distributed Retail branch office is between 2,500 and 4,000 square feet with lease terms of three years or less.

We maintain leases on 27 small (approximately 150 square feet) offices throughout the United States.

We also have one lease (80,000 square feet) on property located in Parsippany, New Jersey which we no longer utilize and which is being actively marketed for disposal.

Legal Proceedings

We are routinely involved in legal proceedings concerning matters that arise in the ordinary course of our business. In addition, we are currently involved in certain inquiries by certain state Attorneys General and other federal and state governmental agencies regarding our servicing and foreclosure policies, procedures and practices. These inquiries or any subsequent administrative, judicial or legislative actions taken by these regulators, court administrators or other governmental entities may subject us to fines and other sanctions, including a foreclosure moratorium or suspension. In addition to these inquiries, several state Attorneys General have requested that certain mortgage servicers, like us, suspend foreclosure proceedings pending internal review to ensure compliance with applicable law, and we received requests from four such state Attorneys General. Pursuant to these requests and in light of industry-wide press coverage regarding mortgage foreclosure documentation practices, we, as a precaution, previously delayed foreclosure proceedings in 23 states, so that we may evaluate our foreclosure practices and underlying documentation. Upon completion of our internal review and responding to these inquiries, we resumed these previously delayed proceedings. Such inquiries, however, as well as continued court backlog and emerging court processes, may cause an extended delay in the foreclosure process in certain states. Although the outcome of these proceedings cannot be predicted with certainty, management does not currently expect any of the proceedings pending against us, individually or in the aggregate, to have a material effect on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of individuals who currently serve as directors and executive officers of our company. Each of the individuals listed below served as a director or officer of Nationstar Mortgage LLC and has been named to the same position at Nationstar Mortgage Holdings, Inc. in connection with our initial public offering.

Name	Age	Position

Peter Smith	43	Director
Anthony H. Barone	53	Director, President and Chief Executive Officer
Jay Bray	44	Executive Vice President and Chief Financial Officer
Robert Appel	49	Executive Vice President of Servicing
Amar Patel	39	Executive Vice President of Portfolio Investments
Douglas Krueger	42	Executive Vice President of Capital Markets
Anne E. Sutherland	50	Executive Vice President and General Counsel
Steven L. Hess	54	Executive Vice President of Marketing
Mark O’Brien	59	Executive Vice President of Organizational Development

Peter Smith is a managing director in the Private Equity business at Fortress and is also a member of its Management Committee. At Fortress, Mr. Smith has been a senior team member focused on acquisitions and ongoing management of various finance company investments. Prior to joining Fortress in May 1998, Mr. Smith worked at UBS and, before that, at BlackRock Financial Management Inc. from 1996 to 1998. Mr. Smith worked at CRIIMI MAE Inc. from 1991 to 1996. Mr. Smith received a BBA in Finance from Radford University and a MBA in Finance from George Washington University.

Anthony H. Barone is the President, Chief Executive Officer and has served in this capacity since joining Nationstar in 1997. Mr. Barone was Manager of Nationstar Mortgage LLC since 2006. Mr. Barone has over 30 years of experience in the mortgage industry. From 1980 to 1989, Mr. Barone held management positions in loan servicing, originations, secondary marketing and credit administration at General Electric Capital Corporation. From 1990 to 1997, Mr. Barone served as Executive Vice President of Ford Consumer Finance, a former mortgage lending and servicing subsidiary of Ford Motor Credit Corporation. Mr. Barone holds a B.A. in Economics from the University of Connecticut.

Jay Bray is the Executive Vice President and Chief Financial Officer and has served in this capacity since joining Nationstar in 2000. Mr. Bray has over 22 years of experience in the mortgage servicing and origination industry. From 1988 to 1994, Mr. Bray served as an Audit Manager with Arthur Andersen in Atlanta, Georgia. From 1994 to 2000, Mr. Bray held a variety of leadership roles at Bank of America and predecessor entities, where he managed the Asset Backed Securitization process for mortgage related products, developed and implemented a secondary execution strategy and profitability plan and managed investment banking relationships, secondary marketing operations and investor relations. Additionally, Mr. Bray led the portfolio acquisition, pricing and modeling group. Mr. Bray holds a B.A.A. in Accounting from Auburn University and is a Certified Public Accountant in the State of Georgia.

Robert Appel is the Executive Vice President of Servicing and has served in this capacity since joining Nationstar in February 2008. Mr. Appel has over 20 years of experience in the mortgage industry and 5 years of public accounting experience. From 1985 to 1990, he served as an audit manager with Ernst and Young LLP. From 1990 to 1992, he held a position as Vice President of Control for Tyler Cabot Mortgage Securities Fund, a NYSE listed bond fund. From 1992 to 1999, Mr. Appel held a position at Capstead Mortgage where he started a master servicing organization and later became Senior Vice President of Default Management for Capstead’s primary servicer. From 1999 to 2003, he was Managing Director of GMAC’s Master Servicing operation. From 2003 to 2005, Mr. Appel was

Chief Executive Officer of GMAC’s United Kingdom mortgage lending business. From 2005 to 2008, he served as Servicing Manager of GMAC’s $100 billion non-prime residential servicing platform. Mr. Appel holds a B.S., cum laude, in Business Control Systems from the University of North Texas and is a Certified Financial Planner and Certified Public Accountant in the State of Texas and is a former member of the Freddie Mac Default Advisory Group.

Amar Patel is the Executive Vice President of Portfolio Investments and has served in this capacity since joining Nationstar in June 2006. Mr. Patel has over 17 years of experience in the mortgage industry. From 1993 to 2006, Mr. Patel held various management roles at Capstead Mortgage Corporation, last serving as Senior Vice President of Asset and Liability Management. Mr. Patel holds a B.B.A. in Finance and Mathematics from Baylor University and an M.B.A. from Southern Methodist University.

Douglas Krueger is the Executive Vice President of Capital Markets and has served in this capacity since joining Nationstar in 2009. Mr. Krueger has over 20 years of experience in the mortgage industry. For five years, Mr. Krueger held various senior leadership roles with CitiMortgage managing the secondary marketing and master servicing areas. Mr. Krueger also served as Senior Vice President with Principal Residential Mortgage for thirteen years. Mr. Krueger holds a B.B.A. from the University of Iowa and has earned the Chartered Financial Analyst (CFA) designation.

Anne E. Sutherland is the Executive Vice President and General Counsel and has served in this capacity since joining Nationstar in 1997. Ms. Sutherland has over 24 years of legal experience in the mortgage banking and consumer finance industry. From 1986 to 1988, Ms. Sutherland served as Staff Attorney for the Oklahoma Bankers Association. From January 1988 until its dissolution in July 1989, Ms. Sutherland served as Counsel for Wells Fargo Credit Corporation. From 1989 to 1994, Ms. Sutherland was the Assistant General Counsel for Ford Consumer Finance Company. From 1994 to 1997, Ms. Sutherland served as Vice President, Division Counsel and Secretary of ContiMortgage Corporation, a subsidiary of ContiFinancial. Ms. Sutherland holds a B.B.A. in Finance and a J.D. from the University of Oklahoma.

Steven L. Hess is the Executive Vice President of Marketing and has served in this capacity since joining Nationstar in 1997. Mr. Hess has over 30 years experience in the financial services industry. He assumed his current role as the Executive Vice President, Marketing for Nationstar in 2001. From 1980 to 1989, Mr. Hess held various management roles in marketing, loan servicing and credit administration. From 1989 to 1997, he served as Senior Vice President of Corporate Marketing for Ford Consumer Finance Company, a former subsidiary of Ford Motor Credit that is now part of Citigroup. He also served in a subsequent assignment as Senior Vice President and Product Manager of Card Services and was responsible for managing the P&L and marketing for an $800 million co-brand Visa portfolio issued in partnership with Amoco Oil Company and Unocal 76. Mr. Hess holds a B.S. in Marketing and Advertising from the University of Colorado.

Mark O’Brien is the Executive Vice President of Organizational Development and has served in this capacity since joining Nationstar in 2002. Mr. O’Brien has over 35 years of experience in the financial services industry. From 1974 to 1983, Mr. O’Brien held various management roles in consumer finance and human resources at GE Capital Corporation. From 1984 to 1989, he served as Vice President of Human Resources for PSFS Bank, a subsidiary of Meritor Financial Group. From 1990 to 1997, Mr. O’Brien served as Senior Vice President of Human Resources for Fleet Mortgage Group, during which time loan origination volume and the loan servicing portfolio doubled in size. From 1997 to 2002, he served as Executive Vice President of Human Resources for North America Mortgage Company, the mortgage banking subsidiary of Dime Savings Bank of New York. Mr. O’Brien holds a B.B.A. in Management from Xavier University and is a member of the Association of Financial Services and recently served as Chair of the Human Resources Subcommittee of the Mortgage Bankers Association.

Board of Directors

In connection with the Reorganization, we will adopt a new certificate of incorporate and new bylaws. Our bylaws will provide that our board shall consist of not less than     and not more than      directors as the board of directors may from time to time determine. Our board of directors is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, but the terms are staggered so that the term of only one class of directors expires at each annual general meeting. The initial terms of the Class I, Class II and Class III directors will expire in 2012, 2013 and 2014, respectively. Messrs.          ,           and           will each serve as a Class I director, Messrs.           and           will each serve as a Class II director and Messrs.           and           will each serve as a Class III director. All officers serve at the discretion of the board of directors. Under our Stockholders Agreement, which we and the Initial Stockholder will execute prior to the completion of this offering, we are required to take all reasonable actions within our control (including nominating as directors the individuals designated by our Initial Stockholder that otherwise meet our reasonable standards for board nominations), subject to applicable regulatory and listing requirements (including the director independence requirements of the NYSE), so that up to a majority (depending upon the level of ownership of the Fortress Stockholders) of the members of our board of directors are individuals designated by our Initial Stockholder. Upon completion of this offering, and in accordance with our Stockholders Agreement, our board of directors will consist           directors,           of whom will be “independent,” as defined under the rules of the NYSE. Our board of directors has determined that Messrs.          ,          ,           and           will be our independent directors.

Our amended and restated certificate of incorporation will not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors, subject to our obligations under our Stockholders Agreement discussed in the previous paragraph.

Committees of the Board of Directors

Upon completion of this offering, we will establish the following committees of our board of directors:

Audit Committee

The audit committee:

•	reviews the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and tracks management’s corrective action plans where necessary;

•	reviews our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	reviews our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

•	has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

The members of the committee have not yet been appointed. We will be required to have one director on our audit committee beginning on the date of effectiveness of the registration statement filed with the Commission in connection with this offering and of which this prospectus is a part. After such 90-day period and until one year from the date of effectiveness of the registration statement, we are required to have a majority of independent directors on our audit committee. Thereafter, our audit committee is required to be comprised entirely of independent directors. By effectiveness of the registration statement, we will have appointed at least one member to this committee who is an “independent” director as defined under the rules of the New York Stock Exchange and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Each director appointed to the audit committee will be determined to be financially literate by our board, and one is expected to be our audit committee financial expert.

Nominating, Corporate Governance and Conflicts Committee

The nominating, corporate governance and conflicts committee:

•	reviews the performance of our board of directors and makes recommendations to the board regarding the selection of candidates, qualification and competency requirements for service on the board and the suitability of proposed nominees as directors;

•	advises the board with respect to the corporate governance principles applicable to us;

•	oversees the evaluation of the board and management;

•	reviews and approves in advance any related party transaction, other than those that are pre-approved pursuant to pre-approval guidelines or rules established by the committee; and

•	established guidelines or rules to cover specific categories of transactions.

The members of the committee have not yet been appointed. We expect to have      independent nominating, corporate governance and conflicts committee member, as defined under the rules of the New York Stock Exchange, upon the listing of our common stock on the New York Stock Exchange, a majority of independent directors within 90 days of such listing and all independent directors within one year of such listing.

Compensation Committee

The compensation committee:

•	reviews and recommends to the board the salaries, benefits and equity incentive grants for all employees, consultants, officers, directors and other individuals we compensate;

•	reviews and approves corporate goals and objectives relevant to Chief Executive Officer compensation, evaluates the Chief Executive Officer’s performance in light of those goals and objectives, and determines the Chief Executive Officer’s compensation based on that evaluation; and

•	oversees our compensation and employee benefit plans.

The members of the compensation committee have not yet been appointed. We expect to have      independent compensation committee member, as defined under the rules of the New York Stock Exchange, upon the listing of our common stock on the New York Stock Exchange, a majority of independent directors within 90 days of such listing and all independent directors within one year of such listing. Any “independent” directors, as defined under the rules of the New York Stock Exchange, appointed to the compensation committee will also be “non-employee” directors as defined in Rule 16b-3(b)(3) under the Exchange Act and “outside” directors within the meaning of Section 162(m)(4)(c)(i) of the Code.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis is designed to provide an understanding of the compensation program for our CEO, Anthony H. Barone, our CFO, Jay Bray, our Executive Vice President of Servicing, Robert L. Appel, our Executive Vice President, Amar Patel, and, our Executive Vice President, Capital Markets, Douglas Krueger (collectively, our named executive officers or “NEOs”), with respect to our 2010 fiscal year. Our executive officers receive no direct compensation from us. The executives who run our Company are compensated by Nationstar Mortgage LLC, and, therefore, the disclosure in this section relates to the compensation arrangements of Nationstar Mortgage LLC. References to “our” compensation policies in this section refer to the joint policies and practices of us and Nationstar Mortgage LLC.

Compensation Philosophy and Objectives

Our primary executive compensation goals are to attract, motivate and retain the most talented and dedicated executives and to align annual and long-term incentives while enhancing unitholder value. To achieve these goals we maintain compensation plans that:

•	Deliver a mix of fixed and at-risk compensation, including through the grants of restricted units and restricted preferred units.

•	Through dividend equivalents on grants of restricted units and restricted preferred units, tie a portion of the overall compensation of executive officers to the dividends we pay to our unitholders.

•	Encourage the achievement of our short- and long-term goals on both the individual and company levels.

Process for Setting Executive Officer Compensation

In 2010, Peter Smith, the designated manager (the “Manager”) of our Initial Stockholder and its unitholders evaluated our performance, including the achievement of key investment and capital raising goals, and the individual performance of each named executive officer, with a goal of setting overall compensation at levels that our Initial Stockholder and its unitholders believe were appropriate. It is anticipated that after this offering, the compensation committee will assist our board of directors in discharging its responsibilities relating to (i) setting our compensation program and compensation of our executive officers and directors, (ii) monitoring our incentive and equity-based compensation plans, and (iii) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

During 2010, in connection with new grants of restricted units and restricted preferred units, we amended the employment agreements with Messrs. Barone, Bray, Appel, and Patel, further described below. The amendments were minor and were intended to bring the agreements in line with customary practice in our industry. We believe that the employment agreements and these amendments benefit the Company and its unitholders by providing these individuals with a degree of comfort during the contract term about their employment so that they may focus on managing the business.

Participation of Management. Our NEOs are not directly responsible for determining our CEO’s compensation, although they regularly provide information to our Initial Stockholder and its unitholders, and it is anticipated will provide information to the compensation committee, that is relevant to its evaluation of the NEOs’ compensation (for instance, in terms of our performance against established compensation goals and otherwise). By contrast, the CEO plays a more active role in determining the compensation of the other NEOs, who are his subordinates. He regularly advises our Initial Stockholder and its unitholders, and we anticipate that he will advise the compensation committee, of his own evaluation of their job performance and offers for consideration his own recommendations for their compensation levels.

Compensation Consultant. We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation, although we may elect in the future to retain a compensation consultant if we determine that doing so would assist us in implementing and maintaining compensation plans.

Risk considerations. In developing and reviewing the executive incentive programs, we consider the business risks inherent in program designs to ensure they do not induce executives to take unacceptable levels of business risk for the purpose of increasing their incentive plan awards. We believe that the mix of compensation components used in the determination of our NEOs’ compensation reflects the performance of our Company and the performance of the individual employee and does not encourage our NEOs to take unreasonable risks relating to the business. Our NEOs’ ownership interest in the Company aligns our NEOs’ interests with our long-term performance and discourages excessive risk taking.

Elements of Compensation

Our executive compensation consists of the elements set forth below. Determinations regarding any one element of compensation affect determinations regarding each other element of compensation; our goal is to set overall compensation at an appropriate level. We take into account in this regard the extent to which different compensation elements are at-risk. Accordingly, for example, the amount of salary paid to a named executive officer is considered in determining the amount of any cash bonus or restricted unit or restricted preferred unit award, but the relationship among the elements is not formulaic because of the need to balance the likelihood that the at-risk components of compensation will actually be paid at any particular level. We further base overall compensation packages of our executive officers on their experience, current market conditions, business trends, and overall Company performance. As a result, the total compensation of our NEOs in 2010 consisted of the following elements: (1) base salary, (2) non-equity incentive plan awards, (3) equity awards, and (4) participation in employee benefit plans.

Base Salary

We utilize base salary as a building block of our compensation program. Base salaries for our NEOs are established based upon the scope of their responsibilities and what is necessary to recruit and retain skilled executives. We believe that our executives’ base salaries are comparable with salaries paid to executives at companies of a similar size and with a similar performance to us. Base salaries are reviewed annually in accordance with the named executive officer’s annual performance evaluation and increased from time to time in view of each named executive officer’s individual responsibilities, individual and company performance, and experience. Base salaries may not be reduced without the NEO’s approval.

Our named executive officers have entered into employment agreements with the Company that set a minimum salary upon execution of the agreement; however, Mr. Krueger’s employment agreement expired February 18, 2011 and he is currently an employee at-will. These base salaries are intended to complement the at-risk components of the Company’s compensation program by assuring that our NEOs will receive an appropriate minimum level of compensation.

Annual Bonus Plans

Annual bonus incentives keyed to short-term objectives form an important part of our compensation program. The bonus plans are designed to provide incentives to achieve certain financial goals of the Company, as well as personal objectives.

The Incentive Plan for Messrs. Barone, Bray, Appel and Patel. Messrs. Barone, Bray, Appel, and Patel participate in our Annual Incentive Compensation Plan (the “Incentive Plan”). The Incentive Plan provides for payment of annual cash incentive bonuses from a pool equal to 5% of the Company’s Operating Cash Flow. Operating Cash Flow is generally equal to Adjusted EBITDA from the Operating segments less Servicing resulting from transfers of financial assets. In calculating Operating Cash Flow, non-cash components affecting Adjusted EBITDA both positively and negatively, if any, are excluded. This measure of Operating Cash Flow is intended to represent the Company’s cash revenues less all fully allocated cash and accrued expenses. Tying bonus payments to Operating Cash Flow puts a significant portion of these executives’ salary at risk and ties their compensation to our operational and financial results. We chose the Company’s Operating Cash Flow as an incentive metric believing that it reflects the efficiency with which our management team manages the Company on a short- and long-term basis.

Our Initial Stockholder may not decrease the amount of the bonus pool. Each fiscal year, the Manager determines each named executive officer’s allocable portion of the bonus pool for that fiscal year, provided, however, that the Manager may not reduce any executive’s allocable percentage to less than 75% of the executive’s percentage for the prior fiscal year. To receive the actual award, the named executive officer must be employed by the Company (and not have given notice of intent to resign) on the last day of the fiscal year to which the bonus relates.

Annual Incentive Program for Mr. Krueger. Mr. Krueger participates in our annual cash incentive program, which includes Company and individual performance measures. These measures are established at the beginning of the fiscal year by the Board of Managers of Nationstar Mortgage LLC. Mr. Krueger’s key objectives for 2010 were Operating Cash Flow (40% weight factor in final payout), secondary marketing profit/loss (30% weight) and other deliverables (30% weight). In 2010, Mr. Krueger’s other responsibilities were associated with managing hedging risks, execution of loan sales, government sponsored enterprise and investor relations and frequency of repurchase requests. At year end, the Board of Managers of Nationstar Mortgage LLC rates the results for each key objective on a scale of one to five. The rating is multiplied by the weight of each key objective to result in a weighted score, with five being the highest possible score. The weighted score is converted into a percentage and multiplied by Mr. Krueger’s bonus opportunity to result in the annual cash incentive awarded. Mr. Krueger’s maximum bonus opportunity pursuant to his employment agreement, discussed below, is set at 150% of annual base salary. In 2010, the Company’s and Mr. Krueger’s performance were rated as exceeding target in all three key objectives resulting in an above target annual cash incentive. The annual cash incentive is generally paid in a single installment in the first quarter following completion of the plan year, the amount of which is determined by our Board of Managers. Mr. Krueger must be employed by the Company on December 31 of the award year and not have given notice of termination by the time that the award is paid to receive the bonus. As a condition of participation in the annual incentive plan, Mr. Krueger is subject to a non-solicitation covenant.

The following are our NEO’s target bonus percentages for 2010:

	Allocable	Target Bonus
	Percentage of the	As Percent Of
Name	Bonus Pool	Salary

Anthony H. Barone	35.6%	N/A
Jay Bray	31.7%	N/A
Robert L. Appel	17.2%	N/A
Amar Patel	15.5%	N/A
Douglas Krueger	N/A	90.0%

Long-Term Incentive Plans

Equity Incentive Plan. Long-term incentives in the form of grants of units and preferred units in our Initial Stockholder to our NEOs are intended to promote sustained high performance. Units are granted pursuant to the limited liability company agreement of our Initial Stockholder. In 2010, substantial one-time grants of multi-year vesting units and preferred units were granted based on a review of our existing compensation arrangements with our most highly valued executives and the business environment. Specifically, the grants were intended to both serve as a long-term incentive device, a retention device and to further align the interests of Messrs. Barone, Bray, Appel and Patel with the Company in the future. The amounts of these awards are set forth in the Grants of Plan Based Awards table on page 134. The units vest over three years. In determining the amounts of 2010 grants to each of Messrs. Barone, Bray, Appel, and Patel, to achieve the desired ownership percentage for each executive, prior vested awards of Class A units and Class A units previously purchased by each executive were taken into account. In addition, Messrs. Barone and Bray forfeited prior unvested grants of Class A units representing one-third of their prior granted units (Messrs. Appel and Patel held no unvested units). The executives are entitled to share in any dividend distribution with respect to the Class A units whether or not they have vested.

In 2010, the Company also granted each of Messrs. Barone, Bray, Appel, and Patel restricted preferred stock units (“RSUs”) relating to Series 1 Class C Preferred units and Series 1 Class D Preferred units. Each RSU represents the right to receive one Class C unit or Class D unit, as applicable, upon vesting and settlement of the RSU. If the Company pays a dividend to Class C or Class D unitholders (other than with respect to any pre-2010 preferred yield), then the executive would be entitled to receive a proportionate payment based on the number of RSUs he holds, whether or not they have vested.

Following termination of employment, the Company will have certain repurchase rights. The applicable series, and if the series elects not to exercise its right, the Fortress Funds, which own our Initial Stockholder, may repurchase units for 30 days following the executive’s termination of employment. The repurchase price per unit is calculated as set forth in the limited liability company agreement of our Initial Stockholder and the applicable unit award agreements. The repurchase price differs based on the unit’s series, as well as the reason for termination. Class A units granted to Messrs. Barone, Bray, Appel and Patel, may be repurchased (a) following a termination for cause at the lesser of fair market value on the date of (i) termination or (ii) grant, and (b) following a termination for any other reason, for fair market value on the date of termination. Class C and D units may be repurchased for an amount equal to the sum of (a) the purchase price of the units plus any additional capital contributions less any distribution paid with respect to the units and (b) any accrued and preferred yield less any accrued unpaid pre-2010 preferred yield.

Our equity plan provides for accelerated vesting of a portion of the unvested awards where the employment of any of our NEOs are terminated without “cause” (other than within six months after a change in control), by the NEO for “good reason” or upon death or disability, subject to the named executive officer executing a general release of claims in favor of the Company. If the employment of any of our NEOs is terminated without cause, subject to the named executive officer executing a general release of claims in favor of the Company, all unvested units and RSUs will vest. Such a provision benefits the Company and its unitholders by giving the executives some protection so they may make decisions about the Company and any potential transaction free from concerns about the impact to their unvested equity awards. On any other termination of employment, all unvested units and RSUs would be forfeited.

Equity Plan Adopted in Connection with our Initial Public Offering. Prior to the completion of the offering, we intend to adopt, subject to stockholder approval the 2011 Equity Incentive Plan (the “Plan”), which will enable us to offer certain key employees, consultants and non-employee directors equity-based awards. The purpose of the Plan is to enhance our profitability and value for the benefit of stockholders by enabling us to offer equity-based incentives in order to attract, retain and reward such individuals, while strengthening the mutuality of interests between those individuals and our stockholders. Up to           shares of our common stock may be issued under the plan with annual increases of           shares of common stock per year (subject to adjustment to reflect certain transactions and events specified in the Plan, as described below). The maximum aggregate awards that may be granted during any fiscal year will be           shares. We intend to file with the SEC a registration statement on Form S-8 covering the shares issuable under the Plan.

The following is a summary of the material terms and provisions of the Plan and certain tax effects of participation in the Plan. This summary is qualified in its entirety by reference to the complete text of the Plan, which is attached hereto as Exhibit           and incorporated herein. To the extent that there is a conflict between this summary and the Plan, the terms of the Plan will govern. Capitalized terms that are used but not defined in this summary have the meanings given to them in the Plan.

Description of the Plan

Plan Administration. The Plan will be administered by the compensation committee (the “Committee”), which will have discretion and authority to interpret the Plan, prescribe, amend and rescind rules and regulations regarding the Plan, select Participants to receive Awards, determine the form, terms and conditions of Awards, and take other actions it deems necessary or advisable for the proper operation or administration of the Plan.

Stock Options and Stock Appreciation Rights. All Stock Options granted under the Plan are intended to be non-qualified share options and are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code. Stock Appreciation Rights may be awarded either alone or in tandem with Nonqualified Stock Options. Stock Options and Stock Appreciation Rights will have maximum terms of ten years. Stock Options and Stock Appreciation Rights will be subject to the following terms and conditions:

•	The Exercise Price for each Share subject to a Stock Option or Stock Appreciation Right will be not less than the Fair Market Value of a Share on the date of grant.

Restricted Units, Restricted Stock, Deferred Shares and Performance Shares. Restricted Units, Restricted Stock, Deferred Shares and Performance Shares are subject to the following terms and conditions:

•	The Committee will determine the purchase price, the vesting schedule and performance objectives, if any, with respect to the grant of Restricted Shares, Restricted Units, Deferred Shares and Performance Shares.

Other Stock-Based Awards. The Committee may, from time to time, grant Awards other than those referred to above that consist of, are denominated in, or are otherwise related to Shares. These Awards may include, among other things, stock units or phantom or hypothetical shares. The Committee has broad discretion to determine any terms and conditions that will apply to Other Stock-Based Awards under the Plan.

Transfer. Awards may not be transferred by a Participant other than by will or the laws of descent and distribution, except that Restricted Stock may be freely transferred after the restrictions lapse or are satisfied and the Shares are delivered.

Adjustments. The maximum number of Shares available for issuance under the Plan, the individual and aggregate limits described above, the number of Shares underlying outstanding Awards and the Exercise Price applicable to outstanding Awards shall be equitably adjusted upon certain events effecting the capitalization of Nationstar Mortgage Holdings Inc. such as a recapitalization or stock split. Upon the occurrence of certain extraordinary corporate transactions, such as a dissolution, sale, or merger of Nationstar Mortgage Holdings Inc., the Committee has discretion to cancel each Award in exchange for an amount in cash or to provide for the exchange of each Award for an Award with respect to some or all of the property which a holder of the number of shares of Common Stock subject to such Award would have received in the transaction.

Change in Control. The Committee has discretion to provide for acceleration of vesting and/or payment of Awards upon a Change in Control, as defined in the Plan.

Amendment and Termination. The Committee has authority at any time to amend or terminate the Plan. No material revision to the Plan may become effective without stockholder approval. For this purpose, a revision will be deemed to be material based on the rules adopted by the NYSE from time to time or if it materially increases the number of Shares that may be issued under the Plan (other than as a result of an adjustment described above or automatic increases). NYSE rules currently provide that material revisions which require stockholder approval include a material increase in the number of shares available under the Plan, a material expansion of the types of awards available under the plan, a material expansion of the class of employees, directors, or other service providers eligible under the Plan, a material extension of the term of the Plan, a material change in the method of determining the strike price of options under the Plan and an amendment to permit option repricing. The Plan will terminate, if not sooner as a result of Committee action, on the 10th anniversary of the date the Plan is adopted.

Summary of Federal Income Tax Consequences of Awards

The following is a brief summary of the principal United States federal income tax consequences of Awards and transactions under the Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign tax consequences.

Nonqualified Stock Options and Stock Appreciation Rights. A Participant will not recognize any income at the time a Nonqualified Stock Option or Stock Appreciation Right is granted, nor will we be entitled to a deduction at that time. When a Nonqualified Stock Option is exercised, the Participant will recognize ordinary income in an amount equal to the excess of the Fair Market Value of the Shares received as of the date of exercise over the Exercise Price. When a Stock Appreciation Right is exercised, the Participant will recognize ordinary income in an amount equal to the cash received or, if the Stock Appreciation Right is paid in Shares, the Fair Market Value of the Shares received as of the date of exercise. Payroll taxes are required to be withheld from the Participant on the amount of ordinary income recognized by the Participant. We will be entitled to a tax deduction with respect to a Nonqualified Stock Option or Stock Appreciation Right in the same amount as the Participant recognizes income.

Restricted Units, Restricted Stock and Performance Awards. A Participant will not recognize any income at the time a Restricted Unit, Share of Restricted Stock or Performance Award is granted, nor will we be entitled to a deduction at that time. When a Restricted Unit is redeemed, the Participant will recognize ordinary income in an amount equal to the Fair Market Value of the Shares received or, if the Restricted Unit is paid in cash, the amount payable. In the year in which Shares of Restricted Stock or the Performance Award are no longer subject to a substantial risk of forfeiture (i.e., in the year that the Shares vest), the Participant will recognize ordinary income in an amount equal to the excess of the Fair Market Value of the Shares on the date of vesting over the amount, if any, the Participant paid for the Shares. A Participant may, however, elect within 30 days after receiving Restricted Stock to recognize ordinary income in the year of receipt instead of the year of vesting. If an election is made, the amount of income recognized by the Participant will be equal to the excess of the Fair Market Value of the Shares on the date of receipt over the amount, if any, the Participant paid for the Shares. Payroll taxes are required to be withheld from the Participant on the amount of ordinary income recognized by the Participant. We will be entitled to a tax deduction in the same amount as the Participant recognizes income.

Deferred Shares. In general, the grant of Deferred Shares will not result in income for the Participant or in a tax deduction for us. Upon the settlement of such an award, the Participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction in the same amount.

Cash-Based Awards. A Participant will not recognize any income at the time of the grant to the Participant of a Cash-Based Award. The Participant will recognize income at the time that cash is paid to the Employee pursuant to a Cash-Based Award, in the amount paid. Payroll taxes will be required to be withheld at that time. We will be entitled to a tax deduction in the same amount as the Participant recognizes income.

Long-Term Incentive Plan

Mr. Krueger participates in a long-term incentive plan which is designed to reward company and individual performance and serve as a retention device. Awards are determined at the conclusion of the plan year (calendar) based upon the Company’s overall financial performance and Mr. Krueger’s contribution to those results. Long-term incentive awards for 2010 are set forth in the Summary Compensation Table on page 133 and the Grants of Plan-Based Awards table on page 134. The amount of awards that Mr. Krueger received in 2009 and 2010 were determined by his employment agreement. Following our public offering, we anticipate Mr. Krueger will continue to receive long-term incentive awards. However, the Compensation has made no definitive decisions regarding future awards. Awards are approved by the Board of Managers of Nationstar Mortgage LLC with an award date of December 31 of the year just concluded. The award is generally subject to a three year cliff vesting requirement from the date of the award, which provides an important retention incentive as the executive must remain employed by the Company to receive the bonus. The bonus ordinarily is paid in a single installment in the first quarter of the third year following grant. Mr. Krueger must be employed by the Company on the date of payout to receive the award.

Severance Benefits

In 2010, we had employment agreements with our NEOs that provide severance benefits to such officers in the circumstances described in greater detail below in the section entitled “Employment Agreements.” Upon expiration of Mr. Krueger’s employment agreement in early 2011, he became eligible for severance as per overall Company policy. We believe that these severance benefits are essential elements of our executive compensation and assist us in recruiting and retaining talented executives.

Other Compensation Components

All of our executive officers are eligible to participate in our employee benefit plans, including medical, dental, life insurance and 401(k) plans. These plans are available to all employees and do not discriminate in favor of our named executive officers. In addition, we reimburse Mr. Barone and Mr. Bray the cost of life insurance premiums pursuant to our Executive Life Program. We do not view perquisites as a significant element of our comprehensive compensation structure; however, we believe some perquisites are necessary for the Company to attract and retain superior management talent for the benefit of all stockholders. The value of these benefits to the NEOs is set forth in the Summary Compensation Table under the column “All Other Compensation” and detail about each benefit is set forth in a table following the Summary Compensation Table.

Summary Compensation Table

The following table summarizes the total compensation earned by or paid to our NEOs in 2009 and 2010.

						Non-Stock
					Stock	Incentive Plan		All Other
		Salary	Bonus		Awards	Compensation		Compensation		Total
Name	Year	($)	($)		($)(1)	($)		($)		($)

Anthony H. Barone	2010	424,350	—		9,584,458	907,862	(2)	16,116	(3)	10,932,786
	2009	424,350	—		—	706,872	(4)	16,116	(3)	1,147,338
Jay Bray	2010	320,000	—		9,918,148	809,434	(2)	11,048	(5)	11,058,630
	2009	289,800	—		—	630,235	(4)	11,069	(6)	931,104
Robert L. Appel	2010	275,000	—		6,467,985	439,288	(2)	5,500	(7)	7,187,746
	2009	274,999	—		—	342,035	(4)	5,500	(7)	622,534
Amar Patel	2010	255,000	—		4,147,863	395,415	(2)	6,231	(7)	4,804,509
	2009	255,000	—		—	307,875	(4)	6,231	(7)	569,106
Douglas Krueger	2010	250,000	—		—	425,000	(8)	3,125	(7)	678,125
	2009	215,064	50,000	(9)	—	350,000	(10)	41,239	(11)	706,303

(1)	Represents the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718. Assumptions used in the calculations of these amounts for awards granted in 2009 and 2010 are included in Note 2 to Nationstar’s audited financial statements for the fiscal year ended December 31, 2010. Information with respect to vesting of these awards is disclosed in the Grant of Plan Based Awards table and the accompanying notes.

(2)	These amounts were paid in the first quarter of fiscal year 2011, but represent awards with respect to the Company’s and individual performance in fiscal year 2010.

(3)	Represents payment of a life insurance premium equal to $9,216 and a $6,900 contribution to Mr. Barone’s 401(k) account.

(4)	These amounts were paid in the first quarter of fiscal 2010, but represent awards with respect to the Company’s and individual performance in fiscal year 2009.

(5)	Represents payment of a life insurance premium equal to $5,998 and a $5,050 contribution to Mr. Bray’s 401(k) account.

(6)	Represents payment of a life insurance premium equal to $5,998 and a $5,071 contribution to Mr. Bray’s 401(k) account.

(7)	Represents a contribution to the named executive officer’s 401(k) account.

(8)	Of this amount, $300,000 was paid in the first quarter of fiscal year 2011, although it represents an award with respect to the Company’s and Mr. Krueger’s individual performance in fiscal year 2010, as described in Annual Incentive Program for Mr. Krueger. The remaining $125,000 is pursuant to the Long-Term Incentive Plan, described above, and is subject to three-year time-based cliff vesting; this amount will become vested on December 31, 2013 as long as Mr. Krueger remains employed with the Company.

(9)	Represents a sign-on bonus Mr. Krueger received pursuant to his employment agreement when he joined the Company.

(10)	Of this amount, $225,000 was paid in the first quarter of fiscal year 2010, although it represents an award with respect to the Company’s and Mr. Krueger’s individual performance in fiscal year 2009, as described in Annual Incentive Program for Mr. Krueger. The remaining $125,000 is pursuant to the Long-Term Incentive Plan, described above, and is subject to three-year time-based cliff vesting; this amount will become vested on December 31, 2012 as long as Mr. Krueger remains employed with the Company.

(11)	Represents payment of a relocation expenses equal to $39,469 and a $1,770 contribution to Mr. Krueger’s 401(k) account.

Grants of Plan-Based Awards

The following table sets forth, for each of the NEOs, the grants of awards under any plan during the fiscal year ended December 31, 2010.

			Estimated
			Future
			Payouts
			Under
			Non-Equity
			Incentive Plan	All Other Stock Awards:			Grant Date Fair Value of
			Awards	Number of Units (#)			Equity Awards ($)
Name	Grant Date		Target ($)	1A	2A	C&D	1A	2A	C&D

Anthony H. Barone	9/17/2010	(1)	907,862	136,993	25,607	2,494,500	6,752,295	22,088	2,810,075
Jay Bray	9/17/2010	(2)	809,434	153,212	28,637	2,078,750	7,551,718	24,701	2,341,729
Robert L. Appel	9/17/2010	(3)	439,288	102,384	19,137	1,247,250	5,046,440	16,507	1,405,038
Amar Patel	9/17/2010	(4)	395,415	64,937	12,137	831,500	3,200,702	10,469	936,692
Douglas Krueger			125,000 (5)

(1)	This award is subject to vesting. With respect to the Series 1 Class A, the award vested with respect to 481 Series 1 Class A units on September 17, 2010, and will vest with respect to 68,256 Series 1 Class A units on each of June 30, 2011 and 2012. With respect to the Series 2 Class A, the award vested with respect to 91 Series 2 Class A units on September 17, 2010, and will vest with respect to 12,758 on each of June 30, 2011 and 2012. With respect to the Series 1 Class C and D preferred units, the award vests in equal tranches with respect to 831,500 units on each of September 17, 2010, June 30, 2011 and June 30, 2012.

(2)	This award is subject to vesting. With respect to the Series 1 Class A, the award vested with respect to 39,452 Series 1 Class A units on September 17, 2010, and will vest with respect to 56,880 Series 1 Class A units on each of June 30, 2011 and 2012. With respect to the Series 2 Class A, the award vested with respect to 7,373 Series 2 Class A units on September 17, 2010, and will vest with respect to 10,631 on June 30, 2011 and with respect to 10,633 on June 30, 2012. With respect to the Series 1 Class C and D preferred units, the award vests in equal tranches with respect to 692,916 units on September 17, 2010 and 692,917 units on each of June 30, 2011 and June 30, 2012.

(3)	This award is subject to vesting. With respect to the Series 1 Class A, the award vests in equal tranches with respect to 34,128 units on each of September 17, 2010, June 30, 2011 and June 30, 2012. With respect to the Series 2 Class A, the award vests in equal tranches with respect to 6,379 units on each of September 17, 2010, June 30, 2011 and June 30, 2012. With respect to the Series 1 Class C and D preferred units, the award vests in equal tranches with respect to 415,750 units on each of September 17, 2010, June 30, 2011 and June 30, 2012.

(4)	This award is subject to vesting. With respect to the Series 1 Class A, the award vested with respect to 19,433 Series 1 Class A units on September 17, 2010, and will vest with respect to 22,752 Series 1 Class A units on each of June 30, 2011 and 2012. With respect to the Series 2 Class A, the award vested with respect to 3,631 Series 2 Class A units on September 17, 2010, and will vest with respect to 4,252 on June 30, 2011 and 4,254 on June 30, 2012. With respect to the Series 1 Class C and D preferred units, the award vests in equal tranches with respect to 277,166 units on September 17, 2010 and 277,167 units on each of June 30, 2011 and June 30, 2012.

(5)	This bonus under the Long-Term Incentive Plan, described above, is subject to three-year time-based cliff vesting, which will become vested on December 31, 2013 as long as Mr. Krueger remains employed with the Company.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth, for each of the Executive Officers, the outstanding equity awards as of the end of the fiscal year ended December 31, 2010.

	Stock Awards
	Number of Units That Have			Market Value of Units That Have
	Not Vested (#)			Not Vested ($)
Name	1A	2A	C&D	1A	2A	C&D

Anthony H. Barone(1)	136,512	25,516	1,663,000	6,715,749	22,009	1,886,089
Jay Bray(2)	113,760	21,264	1,385,834	5,596,458	18,342	1,571,741
Robert L. Appel(3)	68,256	12,758	831,500	3,357,875	11,005	943,045
Amar Patel(4)	45,504	8,506	554,334	2,238,583	7,337	628,696
Douglas Krueger	—	—	—	—	—	—

(1)	This award is subject to vesting. With respect to the Series 1 Class A, the award will vest with respect to 68,256 Series 1 Class A units on each of June 30, 2011 and 2012. With respect to the Series 2 Class A, the award will vest with respect to 12,758 on each of June 30, 2011 and 2012. With respect to the Series 1 Class C and D preferred units, the award vests in equal tranches with respect to 831,500 units on each of June 30, 2011 and 2012.

(2)	This award is subject to vesting. With respect to the Series 1 Class A, the award will vest with respect to 56,880 Series 1 Class A units on each of June 30, 2011 and 2012. With respect to the Series 2 Class A, the award will vest with respect to 10,631 on June 30, 2011 and with respect to 10,633 on June 30, 2012. With respect to the Series 1 Class C and D preferred units, the award vests in equal tranches with respect to 692,917 units on each of June 30, 2011 and 2012.

(3)	This award is subject to vesting. With respect to the Series 1 Class A, the award vests in equal tranches with respect to 34,128 units on each of June 30, 2011 and 2012. With respect to the Series 2 Class A, the award vests in equal tranches with respect to 6,379 units on each of June 30, 2011 and 2012. With respect to the Series 1 Class C and D preferred units, the award vests in equal tranches with respect to 415,750 units on each of June 30, 2011 and 2012.

(4)	This award is subject to vesting. With respect to the Series 1 Class A, the award will vest with respect to 22,752 Series 1 Class A units on each of June 30, 2011 and 2012. With respect to the Series 2 Class A, the award will vest with respect to 4,252 on June 30, 2011 and 4,254 on June 30, 2012. With respect to the Series 1 Class C and D preferred units, the award vests in equal tranches with respect to 277,167 units on each of June 30, 2011 and 2012.

Stock Vested

The following table sets forth, for each of the NEOs, information with respect to the exercise of stock options, SARs and similar instruments and vesting of other equity-based awards during the fiscal year ended December 31, 2010.

	Stock Awards
	Number of Shares
	Acquired on Vesting (#)			Value Realized on Vesting ($)
Name	1A	2A	C&D	1A	2A	C&D

Anthony H. Barone	19,845	3,710	831,500	1,021,205	3,386	936,692
Jay Bray	44,432	8,304	692,916	2,201,098	7,210	780,576
Robert L. Appel	34,128	6,379	415,750	1,682,147	5,502	468,346
Amar Patel	19,433	3,631	277,166	957,840	3,132	312,230
Douglas Krueger	—	—	—	—	—	—

Employment Agreements

The Company has entered into employment agreements with all of our named executive officers.

Employment Agreements of Messrs. Barone and Bray

Mr. Barone and the Company entered into an amended and restated employment agreement pursuant to which Mr. Barone agreed to serve as our Chief Executive Officer on September 17, 2010. Mr. Bray and the Company entered into an amended and restated employment agreement pursuant to which Mr. Bray agreed to serve as our Chief Financial Officer on September 17, 2010. The employment agreements expire on July 10, 2011. Pursuant to the employment agreements, upon a termination for any reason or no reason, Messrs. Barone and Bray are bound by non-competition, non-solicitation, confidentiality and non-disparagement covenants. These covenants survive the expiration of Messrs. Barone’s and Bray’s employment agreements.

The employment agreements provide, among other things, for payments to the executive following certain terminations of employment. If Mr. Barone’s employment or Mr. Bray’s employment is terminated by the Company without “cause” or is terminated by him for “good reason,” subject to his execution of a release of claims, he would be entitled to (1) 18 months of continued base salary, (2) an amount equal to 150% of the average of his annual cash bonus for the three most recently completed fiscal years and (3) continued coverage under the Company’s medical plan until the earlier of (a) the time he becomes eligible for coverage from a new employer and (b) 12 months following the date of termination. If Mr. Barone’s or Mr. Bray’s employment terminates due to his resignation, subject to his execution of a release of claims, he will be entitled to (1) six months of continued base salary and (2) 50% of the average of his annual cash bonus for the three most recently completed fiscal years. Following July 10, 2011, absent an earlier termination of their employment agreements, Mr. Barone and Mr. Bray will continue as employees at-will and will not be entitled to any severance payments under their respective employment agreements upon any subsequent termination.

Employment Agreement of Mr. Appel

Mr. Appel and the Company entered into an amended employment agreement pursuant to which Mr. Appel agreed to serve as our Executive Vice President, Servicing on September 17, 2010. The initial term of the employment agreement ends on February 3, 2011 and will be automatically renewed for two additional periods of one year commencing on each of February 4, 2011 and February 4, 2012 unless either party gives the other notice of intent not to renew by no later than January 4, 2011 and January 4, 2012, respectively. Failure by the Company to renew Mr. Appel’s term of employment on February 4, 2011 and February 4, 2012, would entitle Mr. Appel to terminate his employment for “good reason” and receive the severance payments described below. Pursuant to the employment agreement, upon a termination for any reason or no reason, Mr. Appel is bound by non-competition, non-solicitation, confidentiality and non-disparagement covenants. These covenants survive the expiration of Mr. Appel’s employment agreement.

The employment agreement provides for a one-time cash retention bonus if Mr. Appel is employed by the Company on February 4, 2013 (and has not given notice of his intent to resign). If Mr. Appel’s employment is terminated by the Company without “cause” or is terminated by Mr. Appel for “good reason,” subject to his execution of a release of claims, he would be entitled to (1) an amount equal to (a) 12 months of base salary plus (b) a lump sum severance payment, (2) a prorated portion of the annual cash incentive bonus for the year of termination, (3) if such termination occurs prior to February 4, 2013, the retention bonus, and (4) continued coverage under the Company’s medical plan until the earlier of (a) the time Mr. Appel becomes eligible for coverage from a new employer and (b) 12 months following the date of termination. Following February 3, 2013, absent an earlier termination of his employment agreement, Mr. Appel will continue as an employee at-will and will not be entitled to any severance payments under his employment agreement upon any subsequent termination.

Employment Agreement of Mr. Patel

Mr. Patel and the Company entered into an amended and restated employment agreement pursuant to which Mr. Patel agreed to serve as our Executive Vice President on September 17, 2010. The employment agreement expires on June 1, 2011. Pursuant to the employment agreement, upon a termination for any reason or no reason, Mr. Patel is bound by non-competition, non-solicitation, confidentiality and non-disparagement covenants. These covenants survive the termination of Mr. Patel’s employment agreement.

If Mr. Patel’s employment is terminated by the Company without “cause” or is terminated by Mr. Patel for “good reason,” subject to Mr. Patel’s execution of a release of claims, he would be entitled to (1) six months of continued base salary, (2) an amount equal to 50% of his annual cash bonus paid to him for the most recently completed fiscal year and (3) continued coverage under the Company’s medical plan until the earlier of (a) the time he becomes eligible for coverage from a new employer and (b) six months following the date of termination. Following June 1, 2011, absent an earlier termination of his employment agreement, Mr. Patel will continue as an employee at-will and will not be entitled to any severance payments under his employment agreement upon any subsequent termination.

Employment Agreement of Mr. Krueger

Mr. Krueger and the Company entered into an employment agreement pursuant to which Mr. Krueger agreed to serve as our Executive Vice President, Capital Markets on February 19, 2009. Pursuant to its terms, the agreement expired on February 18, 2011. Pursuant to the agreement, Mr. Krueger was bound by non-competition, non-solicitation, confidentiality and non-disparagement covenants. These covenants survive the termination of Mr. Krueger’s employment agreement.

Prior to the expiration of the agreement, if Mr. Krueger’s employment had been terminated by the Company without “cause” or had been terminated by Mr. Krueger for “good reason,” subject to Mr. Krueger’s execution of a release of claims, he would have been entitled to (1) accrued benefits, (2) an amount equal to Mr. Krueger’s unpaid base salary and guaranteed bonus through February 18, 2011 and (3) continued coverage under the Company’s medical plan until the earlier of (a) the time he becomes eligible for coverage from a new employer and (b) six months following the date of termination.

Potential Payments Upon Termination or Change in Control

The following table sets forth the value of benefits that would have been payable to the NEOs assuming a termination of employment or change of control on December 31, 2010.

					After
				Termination without	Change in
				Cause Other than	Control,
				After A Change in	Termination
			Voluntary	Control or for Good	without
	Death(1)	Disability(1)	Termination	Reason(1)	Cause(2)
	($)	($)	($)	($)	($)

Anthony H. Barone	4,311,924	4,311,924	564,630	6,015,435	10,327,358
Jay Bray	3,593,269	3,593,269	483,278	5,052,723	8,645,995
Robert L. Appel	2,155,962	2,155,962	0	3,454,870	5,610,833
Amar Patel	1,437,307	1,437,307	0	1,767,324	3,204,634
Douglas Krueger	0	0	0	33,656	33,656

(1)	Pursuant to the equity grant agreements granting each of Messrs. Barone, Bray, Appel and Patel Series 1 Class A units, Series 2 Class A units, and RSUs with respect to Series 1 Class C and D preferred units, in the event the named executive officer’s employment terminates as a result of the named executive officer’s death, disability or voluntary resignation for good reason or as a result of the Company terminating the named executive officer’s employment without cause other than in connection with a change in control, an additional tranche of any outstanding and unvested equity awards will become vested.

(2)	Pursuant to the equity grant agreements granting each of Messrs. Barone, Bray, Appel and Patel Series 1 Class A units, Series 2 Class A units, and RSUs with respect to Series 1 Class C and D preferred units, in the event the named executive officer’s employment terminates as a result the Company terminating the named executive officer’s employment without cause within 6 months following a change in control, all of the named executive officer’s outstanding and unvested equity awards will become vested.

Director Compensation

Nationstar Mortgage Holdings Inc. has not yet paid any compensation to our directors. Following completion of this offering, we will pay an annual fee to each independent director equal to $     , payable in semi-annual installments. In addition, an annual fee of $      will be paid to each member of the audit committee of the board of directors, and an annual fee of $      will be paid to each member of the nominating, corporate governance and conflicts committee and the compensation committee of the board of directors. Fees to independent directors may be made by issuance of common stock, based on the value of such common stock at the date of issuance, rather than in cash, provided that any such issuance does not prevent such director from being determined to be independent and such shares are granted pursuant to a stockholder approved plan or the issuance is otherwise exempt from NYSE listing requirements. Affiliated directors, however, will not be separately compensated by us. All members of the board of directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors. Following the completion of this offering, each independent director will be eligible to receive awards of our common stock under the Plan described above.

The Nationstar Mortgage LLC Board of Managers is comprised of managers elected by our unitholders. We currently have two members on the Board of Managers: Peter Smith and Anthony Barone. Mr. Barone receives no payments in addition to what has been described as a result of his service on the Board of Managers. Mr. Smith is an employee of our sponsor and we pay him no additional compensation for his service on the Company’s Board of Managers.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. Our board of directors is primarily responsible for developing and implementing processes and controls to obtain information from our directors, executive officers and significant stockholders regarding related-person transactions and then determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in these transactions. We currently do not have a standalone written policy for evaluating related party transactions. Our officers and directors use an established process to review, approve and ratify transactions with related parties. When considering potential transactions involving a related party that may require board approval, our officers notify our board of directors of the proposed transaction, provide a brief background of the transaction and schedule a meeting with the board of directors to review the matter. At such meetings, our Chief Executive Officer, Chief Financial Officer and other members of management, as appropriate, provide information to the board of directors regarding the proposed transaction, after which the board of directors and management discuss the transaction and the implications of engaging a related party as opposed to an unrelated third party. If the board of directors (or specified directors as required by applicable legal requirements) determines that the transaction is in our best interests, it will vote to approve entering into the transaction with the applicable related party. Other than compensation agreements and other arrangements which are described under “Compensation Discussion and Analysis” and the transactions described below, since January 1, 2009, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

We currently serve as the loan servicer for two securitized loan portfolios managed by Newcastle Investment Corp., which is managed by an affiliate of Fortress, for which we receive a monthly net servicing fee equal to 0.5% per annum on the unpaid principal balance of the portfolios. For the years ended December 31, 2009, December 31, 2010, and for the three months ended March 31, 2011, we received servicing fees of $7.4 million, $6.3 million and $1.5 million, respectively. The outstanding unpaid principal balance as of December 31, 2010 and March 31, 2011, was $1.2 billion and $1.2 billion, respectively.

We currently serve as the loan sub-servicer for three loan portfolios managed by FCDB FF1 LLC, FCDB 8020 REO LLC, FCDB FF1 2008-1 Trust, FCDB UB 8020 Residential LLC and FCDB GMPL 2008-1 Trust, which is managed by an affiliate of Fortress, for which we receive a monthly per loan sub-servicing fee and other performance incentive fees subject to our agreement with them. For the years ended December 31, 2009, December 31, 2010, and for the three months ended March 31, 2011, we received $1.0 million, $0.6 million and $0.4 million of sub-servicing fees, respectively. The outstanding unpaid principal balance as of December 31, 2010 and March 31, 2011, was $121.1 million and $109.7 million, respectively.

In September 2010, we entered into a marketing agreement with American General Home Equity, Inc. (“Amgen”), American General Financial Services of Arkansas, Inc. (“Amgen Arkansas”) and MorEquity, Inc. (“MorEquity” and together with Amgen and Amgen Arkansas, the “Amgen Entities”), each of which are indirectly owned by investment funds managed by affiliates of Fortress Investment Group LLC. Pursuant to this agreement, we market our mortgage origination products to customers of the Amgen Entities, and are compensated by the origination fees of loans that we refinance. For the year ended December 31, 2010, and for the three months ended March 31, 2011 we recognized revenue of $0.4 million and $0.5 million, respectively. The marketing agreement has an initial term of six months. Additionally, in January, 2011, we entered into three agreements to act as the loan sub-servicer for the Amgen Entities for a whole loan portfolio and two securitized loan portfolios totaling $4.4 billion for which we receive a monthly per loan sub-servicing fee and other performance incentive fees subject to our agreement with the Amgen Entities. For the three months ended

March 31, 2011, we recognized revenue of $2.2 million in additional servicing and other performance incentive fees related to these portfolios.

Stockholders Agreement

General

Prior to the completion of this offering, we will enter into a stockholders agreement, or the Stockholders Agreement, with FIF HE Holdings LLC, which we refer to as the “Initial Stockholder.”

As discussed further below, the Stockholders Agreement that we will enter into prior to completion of this offering provides certain rights to the Initial Stockholder with respect to the designation of directors for nomination and election to our board of directors, as well as registration rights for certain of our securities owned by the Initial Stockholder, certain other affiliates of Fortress and permitted transferees (“Fortress Stockholders”).

Our Stockholders Agreement will provide that the parties thereto will use their respective reasonable efforts (including voting or causing to be voted all of our voting shares beneficially owned by each) so that no amendment is made to our amended and restated certificate of incorporation or bylaws in effect as of the date of the Stockholders Agreement that would add restrictions to the transferability of our shares by the Initial Stockholder or its permitted transferees which are beyond those provided for in our amended and restated certificate of incorporation, bylaws, the Stockholders Agreement or applicable securities laws, or that nullify the rights set out in the Stockholders Agreement of the Initial Stockholder or its permitted transferees unless such amendment is approved by such the Initial Stockholder.

Designation and Election of Directors

Our Stockholders Agreement will provide that, for so long as the Stockholders Agreement is in effect, we and the Fortress Stockholders shall take all reasonable actions within our respective control (including voting or causing to be voted all of the securities entitled to vote generally in the election of our directors of the Company held of record or beneficially owned by the Fortress Stockholders, and, with respect to the Company, including in the slate of nominees recommended by the board those individuals designated by FIF HE Holdings LLC) so as to elect to the board, and to cause to continue in office, not more than      directors (or such other number as FIF HE Holdings LLC may agree in writing), of whom, at any given time:

•	at least a majority of such directors shall be individuals designated by FIF HE Holdings LLC, for so long as the Fortress Stockholders beneficially own at least 40% of the voting power of the Company;

•	at least directors ( if the board consists of more than directors) shall be individuals designated by FIF HE Holdings LLC, for so long as the Fortress Stockholders beneficially own less than 40% but at least 20% of the voting power of the Company;

•	at least directors shall be individuals designated by FIF HE Holdings LLC, for so long as the Fortress Stockholders beneficially own less than 20% but at least 10% of the voting power of the Company; and

•	at least director shall be an individual designated by FIF HE Holdings LLC, for so long as the Fortress Stockholders has beneficially own less than 10% but at least 5% of the voting power of the Company.

In accordance with the Stockholders Agreement, FIF HE Holdings LLC will designate          ,          , and           for election to our board of directors prior to the completion of this offering.

Registration Rights

Demand Rights. Under our Stockholders Agreement, the Fortress Stockholders will have, for so long as the Fortress Stockholders beneficially own an amount of our common stock (whether owned at the time of this offering or subsequently acquired) equal to or greater than 1% of our shares of common stock issued and outstanding immediately after the consummation of this offering (a “Registrable Amount”), “demand” registration rights that allow the Fortress Stockholders, at any time after      days following the consummation of this offering, to request that we register under the Securities Act an amount equal to or greater than a Registrable Amount. The Fortress Stockholders will be entitled to unlimited demand registrations so long as such persons, together, beneficially own a Registrable Amount. We are also not required to effect any demand registration within three months of a “firm commitment” underwritten offering to which the requestor held “piggyback” rights, described below, and which included at least 50% of the shares of common stock requested by the requestor to be included. We are not obligated to grant a request for a demand registration within three months of any other demand registration.

Piggyback Rights. For so long as the Fortress Stockholders beneficially own an amount of our common stock equal to or greater than 1% of our common stock issued and outstanding immediately after the consummation of this offering, such Fortress Stockholders will also have “piggyback” registration rights that allow them to include the common stock that they own in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms S-4 or S-8) or by any of our other stockholders that have registration rights. The “piggyback” registration rights of the Fortress Stockholders are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

Shelf Registration. Under our Stockholders Agreement, we will grant to the Initial Stockholder or any of its respective permitted transferees, for so long as it beneficially owns a Registrable Amount, the right to request a shelf registration on Form S-3 providing for offerings of our common stock to be made on a continuous basis until all shares covered by such registration have been sold, subject to our right to suspend the use of the shelf registration prospectuses for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12 month period) if we determine that certain disclosures required by the shelf registration statements would be detrimental to us or our stockholders. In addition, the Initial Stockholder may elect to participate in such shelf registrations within ten days after notice of the registration is given.

Indemnification; Expenses; Lock-ups. Under our Stockholders Agreement, we will agree to indemnify the applicable selling stockholder and its officers, directors, employees, managers, members partners, agents and controlling persons against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells shares of our common stock, unless such liability arose from the applicable selling stockholder’s misstatement or omission, and the applicable selling stockholder has agreed to indemnify us against all losses caused by its misstatements or omissions. We will pay all registration expenses incidental to our performance under the Stockholders Agreement, and the applicable selling stockholder will pay its portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of its shares of common stock under the Stockholders Agreement. We have agreed to enter into, and to cause our officers and directors to enter into, lock-up agreements in connection with any exercise of registration rights by the Fortress Stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS

Prior to this offering, all of the shares of outstanding common stock of Nationstar Mortgage Holdings Inc. were owned by the Initial Stockholder, FIF HE Holdings LLC.

The following table sets forth information regarding the ownership of our common stock. Other than the Initial Stockholder and its direct and indirect equity holders, we are not aware of any person, or group of affiliated persons, who beneficially owns more than five percent of our outstanding common stock. The percentage of beneficial ownership is based on           shares of common stock outstanding after giving effect to the Restructuring, and           shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the option to purchase additional shares, or           shares.

	Number of Shares			Number of Shares
	Beneficially Owned		Number	Beneficially Owned
	Prior to the Offering		of Shares	After the Offering
	Number	Percentage	Being	Number	Percentage
Name	of Shares	of Shares	Offered	of Shares	of Shares

Initial Stockholder(1)		100%

(1)	FIF HE Holdings LLC. The address of the Initial Stockholder is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The text below contains information with respect to the beneficial ownership the Initial Stockholder.

The following table sets forth information as of December 31, 2010 regarding the beneficial ownership of the Initial Stockholder’s issued and outstanding Series 1 units by:

•	each person or group who is known by us to own beneficially more than 5% of the Initial Stockholder’s issued and outstanding Series 1 Class A units;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. The information does not necessarily indicate beneficial ownership for any other purpose. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all Series 1 units shown as beneficially owned by the beneficial owner. For purposes of the calculations in the table below, the number of Series 1 units deemed outstanding includes Series 1 units issuable upon exercise of options held by the respective person which may be exercised within 60 days after January 31, 2011. For purposes of calculating each person’s percentage ownership, Series 1 units issuable pursuant to options exercisable within 60 days after December 31, 2010 are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Nationstar Mortgage LLC, 350 Highland Drive, Lewisville, Texas 75067.

The Initial Stockholder has four types of issued and outstanding Series 1 units. Series 1 Class A units have voting rights. Series 1 Class B preferred units, Series 1 Class C preferred units and Series 1 Class D units do not have voting rights. The percentage of beneficial ownership of our Series 1 units is based on 13,076,679 Series 1 Class A units, 1,000 Series 1 Class B preferred units, 82,214,532 Series 1 Class C preferred units and 83,309,399 Series 1 Class D preferred units issued and outstanding as of January 31, 2011. The percentage of beneficial ownership of our Series 1 Class A units is based on

13,076,679 Series 1 Class A units issued and outstanding as of December 31, 2010. The table assumes that the underwriters will not exercise their over-allotment option.

	Number of Shares Beneficially
	Owned
	Number of	Percentage of
Name of Beneficial Owner	Series 1 Units(2)	Series 1 Units(2)

Executive Officers and Directors
Peter Smith	0	*
Anthony H. Barone	601,784	*
Jay Bray	491,722	*
Robert Appel	292,420	*
Amar Patel	196,107	*
Douglas Krueger	0	*
All executive officers, managers and directors as a group (6 persons)	1,582,033	0.9%
5% Interest holders
Fortress Fund III Funds(1)	6,434,408	49.2%
Fortress Fund IV Funds(1)	6,434,411	49.2%

*	Less than 1%

(1)	Fortress Fund III Funds represent Fortress Investment Fund III LP, Fortress Investment Fund III (Fund B) LP, Fortress Investment Fund III (Fund C) LP, Fortress Investment Fund III (Fund D) L.P., Fortress Investment Fund III (Fund E) L.P., FIF III B HE BLKR LLC, and FIF III C HE BLKR LLC. Fortress Fund IV Funds represent Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D) L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P. and Fortress Investment Fund IV (Fund G) L.P., FIF IV B HE BLKR LLC and FIF IV CFG HE BLKR LLC. Fortress Fund III GP LLC is the general partner of each of the Fortress Fund III Funds (excluding FIF III B HE BLKR LLC and FIF III C HE BLKR LLC, which are wholly owned by Fortress Investment Fund III (Fund B) L.P. and Fortress Investment Fund III (Fund C) L.P., respectively). The sole managing member of Fortress Fund III GP LLC is Fortress Investment Fund GP (Holdings) LLC. The sole managing member of Fortress Investment Fund III GP (Holdings) LLC is Fortress Operating Entity I LP (“FOE I”). FIG Corp. is the general partner of FOE I, and FIG Corp. is wholly owned by Fortress Investment Group LLC. Fortress Fund IV GP L.P. is the general partner of each of the Fortress Fund IV Funds (excluding FIF IV HE BLKR LLC and FIF IV CFG HE BLKR LLC, which are wholly owned by Fortress Investment Fund IV (Fund B) L.P., and Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund F) L.P. and Fortress Investment Fund IV (Fund G) L.P., respectively). Fortress Fund IV GP Holdings Ltd. is the general partner of Fortress Fund IV GP L.P. Fortress Fund IV GP Holdings Ltd. is wholly owned by FOE I. FIG Corp. is the general partner of FOE I. FIG Corp. is wholly owned by Fortress Investment Group LLC. By virtue of his ownership interest in Fortress Investment Group LLC and certain of its affiliates, as well as his role in advising certain investment funds, Wesley R. Edens may be deemed to be the natural person that has sole or shared voting and investment control over the shares listed as beneficially owned by Holdings. Mr. Edens disclaims beneficial ownership of such shares. The address of all persons listed above is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

(2)	The Initial Stockholder issues its equity interests in two series, each of which relate to certain specified assets of the LLC: Series 1 units, which relate to all the issued and outstanding membership interests in Nationstar Mortgage LLC; and Series 2 units, which relate to equity interests in a separate entity, which is not a subsidiary of Nationstar Mortgage LLC. Certain executive compensation arrangements include equity grants of the Series 2 units of our Initial Stockholder. See “Compensation Discussion and Analysis.”

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and bylaws as will be in effect upon the consummation of this offering. These descriptions contain all information which we consider to be material, but may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Please note that, with respect to any of our shares held in book-entry form through The Depository Trust Company or any other share depository, the depository or its nominee will be the sole registered and legal owner of those shares, and references in this prospectus to any “stockholder” or “holder” of those shares means only the depository or its nominee. Persons who hold beneficial interests in our shares through a depository will not be registered or legal owners of those shares and will not be recognized as such for any purpose. For example, only the depository or its nominee will be entitled to vote the shares held through it, and any dividends or other distributions to be paid, and any notices to be given, in respect of those shares will be paid or given only to the depository or its nominee. Owners of beneficial interests in those shares will have to look solely to the depository with respect to any benefits of share ownership, and any rights they may have with respect to those shares will be governed by the rules of the depository, which are subject to change from time to time. We have no responsibility for those rules or their application to any interests held through the depository.

Under our amended and restated certificate of incorporation, our authorized capital stock will consist of:

•	shares of common stock, par value $0.01 per share; and

•	preferred shares, par value $0.01 per share.

Upon completion of this offering, there will be outstanding           shares of common stock (assuming no exercise of the underwriters’ over-allotment option and an initial public offering price of $     , the midpoint of the price range set forth on the cover of this prospectus) and no outstanding shares of preferred stock.

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws. We refer you to our amended and restated certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive right to vote for the election of directors and for all other purposes. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors standing for election, and the holders of the remaining shares will not be able to elect any directors; provided, however, that pursuant to the Stockholders Agreement that we will enter into with the Initial Stockholder prior to the completion of this offering, we will be required to take all reasonable actions within our control (including nominating as directors the individuals designated by FIF HE Holdings LLC) so that up to a majority (or other number, depending upon the level of ownership of the Initial Stockholder) of the members of our board of directors are individuals designated by FIF HE Holdings LLC.

Subject to any preference rights of holders of any preferred stock that we may issue in the future, holders of our common stock are entitled to receive dividends, if any, declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of our preferred stock to prior distribution.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Any shares of common stock sold under this prospectus will be validly issued, fully paid and nonassessable upon issuance against full payment of the purchase price for such shares.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock on the rights of holders of our common stock until our board of directors determines the specific rights attached to that preferred stock. The effect of issuing preferred stock could include, among other things, one or more of the following:

•	restricting dividends in respect of our common stock;

•	diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change of control of us.

Stockholders Agreement

For a description of the Stockholders Agreement that we will enter into with the Initial Stockholder prior to the completion of this offering, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Bylaws

The following is a summary of certain provisions of our amended and restated certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without obtaining stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Business Combination Statute

We are organized under Delaware law. Some provisions of Delaware law may delay or prevent a transaction that would cause a change in our control.

Our amended and restated certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, as amended, an anti-takeover law, will not apply to us. In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of voting stock.

Other Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation provides for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors will be elected by our stockholders. The terms of the first, second and third classes will expire in 2012, 2013 and 2014, respectively. We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. Additionally, there is no cumulative voting in the election of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us, even though a tender offer or change in control might be believed by our stockholders to be in their best interest. In addition, our amended and restated certificate of incorporation and our bylaws provide that directors may be removed only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote; provided, however, that for so long as the Fortress Stockholders beneficially own at least 40% of our issued and outstanding common stock, directors may be removed with or without cause with the affirmative vote of a majority of the voting interest of stockholders entitled to vote.

Pursuant to our amended and restated certificate of incorporation, shares of our preferred stock may be issued from time to time, and the board of directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation. See “—Preferred Stock.”

Ability of our Stockholders to Act

Our amended and restated certificate of incorporation and bylaws do not permit our stockholders to call special stockholders meetings; provided, however, that for so long as the Fortress Stockholders beneficially own at least 25% of our issued and outstanding common stock, any stockholders that collectively beneficially own at least 25% of our issued and outstanding common stock may call special meetings of our stockholders. Written notice of any special meeting so called shall be given to each stockholder of record entitled to vote at such meeting not less than 10 or more than 60 days before the date of such meeting, unless otherwise required by law.

Under our amended and restated certificate of incorporation and bylaws, any action required or permitted to be taken at a meeting of our stockholders may be taken without a meeting by written consent of a majority of our stockholders for so long as the Fortress Stockholders beneficially own at least 25% of our issued and outstanding common stock. After the Fortress Stockholders beneficially own less than 25% of our issued and outstanding stock, only action by unanimous written consent of our stockholders can be taken without a meeting.

Our bylaws provide that nominations of persons for election to our board of directors may be made at any annual meeting of our stockholders, or at any special meeting of our stockholders called for the purpose of electing directors, (a) by or at the direction of our board of directors or (b) by any of our stockholders. In addition to any other applicable requirements, for a nomination to be properly brought by a stockholder, such stockholder must have given timely notice thereof in proper written form to our Secretary of the Company. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices (a) in the case of an annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of our stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

Our bylaws provide that no business may be transacted at any annual meeting of our stockholders, other than business that is either (a) specified in the notice of meeting given by or at the direction of our board of directors, (b) otherwise properly brought before the annual meeting by or at the direction of our board of directors, or (c) otherwise properly brought by any of our stockholders. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to our Secretary of the Company. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 25 days before or after such anniversary date, notice by a stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

Limitations on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and bylaws provide that our directors will not be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for the following (to the extent such exemption is not permitted under the Delaware General Corporation Law, as amended from time to time):

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	intentional misconduct or a knowing violation of law;

•	liability under Delaware corporate law for an unlawful payment of dividends or an unlawful stock purchase or redemption of stock; or

•	any transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation provides that we must indemnify our directors and officers to the fullest extent permitted by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation against (i) any and all expenses and liabilities, including judgments, fines, penalties and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness, and (iii) any liabilities incurred as a result of acting on our behalf (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation. These provisions and agreements may have the practical effect in some cases of eliminating our stockholders’ ability to collect monetary damages from our directors and executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Corporate Opportunity

Under our amended and restated certificate of incorporation, to the extent permitted by law:

•	the Fortress Stockholders have the right to, and have no duty to abstain from, exercising such right to, engage or invest in the same or similar business as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees;

•	if the Fortress Stockholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty to offer such corporate opportunity to us, our stockholders or affiliates;

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

•	in the event that any of our directors and officers who is also a director, officer or employee of any of the Fortress Stockholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acted in good faith, then such person is deemed to have fully satisfied such person’s fiduciary duty and is not liable to us if any of the Fortress Stockholders pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Transfer Agent

The registrar and transfer agent for our common stock is .

Listing

Our common stock has been authorized for listing on the NYSE under the symbol “          ”, subject to official notice of issuance.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise additional capital through a future sale of securities.

Upon completion of this offering, we will have           shares of common stock issued and outstanding (or a maximum of           shares if the underwriters exercise their over-allotment option in full). All of the           shares of our common stock sold in this offering (or          shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, approximately     % of our outstanding common stock will be held by the Initial Stockholder and members of our management and employees. These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Lock-Up Agreements

We and our executive officers, directors and the Initial Stockholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for shares during the period from the date of this prospectus continuing through the date   days after the date of this prospectus, except with the prior written consent of the designated representatives. This agreement does not apply to any existing incentive programs.

The  -day restricted period described in the preceding paragraph will be automatically extended if (i) during the last 17 days of the  -day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the  -day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the  -day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless the designated representatives provide a written waiver of such extension. The designated representatives have no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of the Company.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, most of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement are eligible to resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period or certain other restrictions contained in Rule 144.

Registration Rights

Pursuant to the Stockholders Agreement that we will enter into prior to completion of this offering, the Initial Stockholder and certain of its affiliates and permitted third-party transferees will have the right, in certain circumstances, to require us to register their shares of our common stock under the Securities Act for sale into the public markets at any time following the expiration of the  -day lock-up period described above. The Initial Stockholder and certain of its affiliates and permitted third-party transferees will also be entitled to piggyback registration rights with respect to any future registration statement that we file for an underwritten public offering of our securities. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. If these rights are exercised and the Initial Stockholder sells a large number of shares of common stock, the market price of our common stock could decline. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for a more detailed description of these registration rights.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following discussion is a summary of certain U.S. federal income and estate tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders. A “Non-U.S. Holder” means a person (other than a partnership) that is not a citizen or resident of the United States, a U.S. domestic corporation, or a person that would otherwise be subject to U.S. federal income tax on a net income basis in respect of such common stock. This discussion deals only with our common stock held as capital assets by holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including persons that will hold shares of our common stock in connection with a U.S. trade or business or a U.S. permanent establishment, hold more than 5% of our common stock, are a “controlled foreign corporation” or a “passive foreign investment company”, or are otherwise subject to special treatment under the Code. You should consult your own tax advisors about the tax consequences of the purchase, ownership, and disposition of our common stock in light of your own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of any changes in applicable tax laws.

Furthermore, this summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax or estate tax consequences different from those discussed below. This discussion does not address any other U.S. federal tax considerations (such as gift tax) or any state, local or non-U.S. tax considerations.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Sale, Exchange or Other Taxable Disposition of Common Stock.”

Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless:

•	you have furnished to us or such other payor a valid IRS Form W-8BEN or other documentary evidence establishing your entitlement to the lower treaty rate with respect to such payments, and

•	in the case of actual or constructive dividends paid to a foreign entity after December 31, 2012, you hold the common stock through a foreign financial institution or entity that has entered into an agreement with the U.S. government to collect and provide to the U.S. tax authorities information about its accountholders (including certain investors in such institution or entity) and, if required, you have provided the withholding agent with a certification identifying your direct and indirect U.S. owners.

If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty or otherwise, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the common stock.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless you are an individual present in the United States for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and certain other requirements are met. If you are such an individual, you will generally be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition that may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

In the case of the sale or disposition of common stock after December 31, 2012, you may be subject to a 30% withholding tax on the gross proceeds of the sale or disposition unless the requirements described in the last bullet point above under “—Dividends” are satisfied. Investors are encouraged to consult with their own tax advisors regarding the possible implications of these withholding requirements on their investment in the common stock and the potential for a refund or credit in the case of any withholding tax.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. holder may be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. holder or such holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

U.S. Federal Estate Tax

Shares of our common stock held (or deemed held) by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

are acting as global coordinators and representatives of the underwriters and, together with          , are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the Initial Stockholder have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriters	Number of Shares

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $      per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms after the completion of the initial public distribution. The representatives have advised us and the Initial Stockholder that the underwriters do not intend to make sales to discretionary accounts.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option to purchase up to           additional shares of common stock, and the Initial Stockholder has granted to the underwriters an option to purchase up to          additional shares of common stock, exercisable for 30 days from the date of this prospectus, at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We and our executive officers, directors and the Initial Stockholder (who will hold in the aggregate approximately     % of our issued and outstanding common stock immediately after the completion of this offering) have agreed that, subject to limited exceptions, for a period of  days from the date of this prospectus, we and they will not, without the prior written consent of the designated representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. The designated representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the  -day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the  -day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the  -day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

At our request, the underwriters have reserved up to     % of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying shares through the directed share program has agreed that, for a period of  days from the date of this prospectus, he or she will not, without the prior written consent of the designated representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For certain officers, directors and employees purchasing shares through the directed share program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. The designated representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations among us, the Initial Stockholder and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Our common stock has been authorized for listing on the NYSE under the symbol “   ”, subject to official notice of issuance. The underwriters have undertaken to sell shares to a minimum of 400 beneficial owners in lots of 100 or more shares to meet the NYSE distribution requirements for trading.

The following table shows the underwriting discounts and commissions that we and the Initial Stockholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by Us		Paid by Initial Stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share
Total

In addition, we estimate that the total expenses of this offering payable by us will be approximately $      million.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ over-allotment option.

•	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering short positions or making stabilizing purchases, repurchase shares originally sold by that syndicate member.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, investment banking, commercial banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

We and the Initial Stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The Initial Stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

(1)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2)	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(3)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(4)	in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

• to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Switzerland

Neither this prospectus nor any other material relating to the common stock which is the subject of the offering contemplated by this prospectus constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The common stock will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the common stock, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The common stock is being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This prospectus or any other material relating to the common stock are personal and confidential and do not constitute an offer to any other person. This prospectus or any other material relating to the common stock may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. Such materials may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold,

directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

where the transfer is by operation of law.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us and the Initial Stockholder by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements of Nationstar Mortgage LLC at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

MARKET AND INDUSTRY DATA AND FORECASTS

Certain market and industry data included in this prospectus has been obtained from third party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications and third party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third party information. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. You may read and copy the registration statement, the related exhibits and other material we file with the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, Room 1580, N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We intend to make this information available on the investors relations section of our website, www.nationstarmtg.com. Information on, or accessible through, our website is not part of this prospectus.

Nationstar Mortgage LLC

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CONTENTS

REPORT OF INDEPENDENT AUDITORS

The Members
Nationstar Mortgage LLC

We have audited the accompanying consolidated balance sheets of Nationstar Mortgage LLC and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nationstar Mortgage LLC and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for transfers of financial assets and consolidation of variable interest entities, effective January 1, 2010.

/s/  Ernst & Young LLP

Dallas, Texas
March 28, 2011

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
	(in thousands)

Assets
Cash and cash equivalents	$21,223	$41,645
Restricted cash (includes $1,472 and $0, respectively, of restricted cash, subject to ABS nonrecourse debt)	91,125	52,795
Accounts receivable, net (includes $2,392 and $0, respectively, of accrued interest, subject to ABS nonrecourse debt)	439,071	509,974
Mortgage loans held for sale	371,160	203,131
Mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets, net of allowance for loan losses of $3,298 and $0, respectively	266,840	301,910
Mortgage loans held for investment, subject to ABS nonrecourse debt (at fair value)	538,440	—
Investment in debt securities—available-for-sale	—	2,486
Receivables from affiliates	8,993	12,574
Mortgage servicing rights	145,062	114,605
Property and equipment, net	8,394	6,575
Real estate owned, net (includes $17,509 and $0, respectively, of real estate owned, subject to ABS nonrecourse debt)	27,337	10,262
Other assets	29,536	24,228

Total assets	$1,947,181	$1,280,185

Liabilities and members’ equity
Notes payable	$709,758	$771,857
Unsecured senior notes	244,061	—
Payables and accrued liabilities (includes $95 and $0, respectively, of accrued interest payable, subject to ABS nonrecourse debt)	75,054	66,830
Derivative financial instruments	7,801	—
Derivative financial instruments, subject to ABS nonrecourse debt	18,781	—
Nonrecourse debt—Legacy Assets	138,662	177,675
ABS nonrecourse debt (at fair value)	496,692	—

Total liabilities	1,690,809	1,016,362
Commitments and contingencies (Note 14)
Total members’ equity	256,372	263,823

Total liabilities and members’ equity	$1,947,181	$1,280,185

See accompanying notes.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31
	2010	2009	2008
		(in thousands)

Revenues:
Servicing fee income	$167,126	$90,195	$68,052
Other fee income	16,958	10,023	5,955

Total fee income	184,084	100,218	74,007
Gain/(loss) on mortgage loans held for sale	77,344	(21,349)	(86,663)

Total revenues	261,428	78,869	(12,656)
Expenses and impairments:
Salaries, wages, and benefits	149,115	90,689	61,783
General and administrative	58,913	30,494	22,194
Provision for loan losses	3,298	—	—
Loss on foreclosed real estate	205	7,512	2,567
Occupancy	9,445	6,863	6,021
Loss on available-for-sale securities—other-than-temporary	—	6,809	55,212

Total expenses and impairments	220,976	142,367	147,777
Other income (expense):
Interest income	98,895	52,518	92,060
Interest expense	(116,163)	(69,883)	(65,548)
Loss on interest rate swaps and caps	(9,801)	(14)	(23,689)
Fair value changes in ABS securitizations	(23,297)	—	—

Total other income (expense)	(50,366)	(17,379)	2,823

Net loss	$(9,914)	$(80,877)	$(157,610)

Unaudited pro forma information (Note 25):
Historical net loss before taxes	$(9,914)

Pro forma adjustment for taxes	—

Pro forma net loss	$(9,914)

See accompanying notes.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY
Years Ended December 31, 2010, 2009 and 2008

		Accumulated
		Other	Total
	Member	Comprehensive	Members’
	Units	Loss	Equity
		(in thousands)

Balance at January 1, 2008	$265,599	$(3,903)	$261,696
Capital contributions	145,600	—	145,600
Share-based compensation	2,333	—	2,333
Comprehensive loss:
Net loss	(157,610)	—	(157,610)
Reclassification of loss on investment in debt securities due to other-than-temporary impairments	—	3,903	3,903

Total comprehensive loss			(153,707)

Balance at December 31, 2008	255,922	—	255,922
Capital contributions	87,951	—	87,951
Share-based compensation	827	—	827
Net loss and comprehensive loss	(80,877)	—	(80,877)

Balance at December 31, 2009	263,823	—	263,823
Cumulative effect of change in accounting principles as of January 1, 2010 related to adoption of new accounting guidance on consolidation of variable interest entities	(8,068)	—	(8,068)
Share-based compensation	12,856	—	12,856
Tax related share-based settlement of units by members	(3,396)	—	(3,396)
Comprehensive loss:
Net loss	(9,914)	—	(9,914)
Change in value of cash flow hedge	—	1,071	1,071

Total comprehensive loss			(8,843)

Balance at December 31, 2010	$255,301	$1,071	$256,372

See accompanying notes.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2010	2009	2008
		(in thousands)

Operating activities
Net loss	$(9,914)	$(80,877)	(157,610)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	12,856	827	2,333
Loss/(gain) on mortgage loans held for sale	(77,344)	21,349	86,663
Provision for loan losses	3,298	—	—
Loss on foreclosed real estate	205	7,512	2,567
Depreciation and amortization	2,117	1,767	1,309
Accretion of discount on securities	—	—	(4,422)
Impairment of investments in debt securities	—	6,809	55,212
Fair value changes in ABS securitizations	23,297	—	—
Loss on interest rate swaps and caps	8,872	14	23,689
Unrealized gains/losses on derivative financial instruments	—	(2,436)	2,077
Change in fair value of mortgage servicing rights	6,043	27,915	11,701
Amortization of debt discount	18,731	21,287	8,879
Amortization of premiums/discounts	(4,526)	(1,394)	(85)
Mortgage loans originated and purchased, net of fees	(2,791,639)	(1,480,549)	(545,860)
Cost of loans sold, net of fees	2,621,275	1,007,369	513,924
Principal payments/prepayments received and other changes in mortgage loans originated as held for sale	32,415	470,072	201,184
Changes in assets and liabilities:
Accounts receivable, net	39,388	(154,000)	(165,566)
Receivables from affiliates	3,958	66,940	2,452
Other assets	1,152	(9,115)	38,363
Payables and accrued liabilities	8,163	12,869	(36,598)

Net cash provided by (used in) operating activities	(101,653)	(83,641)	40,212

Continued on following page

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Year Ended December 31
	2010	2009	2008
		(in thousands)

Investing activities
Principal payments received and other changes on mortgage loans held for investment, subject to ABS nonrecourse debt	$48,838	$—	$—
Proceeds from sales of real estate owned	74,107	34,181	29,276
Purchase of mortgage servicing rights, net of liabilities incurred	(17,812)	(1,169)	(19,013)
Interest rate swap settlements	—	—	(51,570)
Property and equipment additions, net of disposals	(3,936)	(3,029)	(1,772)
Principal payments received on debt securities	—	—	8,436

Net cash provided by (used in) investing activities	101,197	29,983	(34,643)

Financing activities
Transfers to restricted cash, net	(33,731)	(31,763)	(9,871)
Issuance of non-recourse debt, net	—	191,272	—
Issuance of unsecured notes, net of issue discount	243,013	—	—
Repayment of nonrecourse debt—Legacy assets	(45,364)	(15,809)	—
Repayment of ABS nonrecourse debt	(103,466)	—	—
Decrease in notes payable, net	(62,099)	(60,395)	(157,266)
Debt financing costs	(14,923)	(18,059)	(15,926)
Tax related share-based settlement of units by members	(3,396)	—	—
Capital contributions from members	—	20,700	145,600

Net cash provided by (used in) financing activities	(19,966)	85,946	(37,463)

Net increase (decrease) in cash and cash equivalents	(20,422)	32,288	(31,894)
Cash and cash equivalents at beginning of year	41,645	9,357	41,251

Cash and cash equivalents at end of year	$21,223	$41,645	$9,357

Supplemental disclosures of noncash activities
Transfer of mortgage loans held for sale to real estate owned	$827	$73,264	$65,304
Mortgage servicing rights resulting from sale or securitization of mortgage loans	26,253	8,332	4,522
Transfer of mortgage loans held for investment to real estate owned	53,408	12,990	—
Transfer of mortgage loans held for investment, subject to ABS nonrecourse debt, to real estate owned	111,865	—	—
Transfer of mortgage loans held for sale to mortgage loans held for investment	—	319,183	—
Contribution of intercompany payable from parent	—	67,251	—
Financing of acquisition of mortgage servicing rights	—	22,211	—
Change in value of cash flow hedge—accumulated other comprehensive income	1,071	—	—
See accompanying notes.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements

1.	Description of the Companies and Basis of Presentation

General

The consolidated financial statements include the accounts of Nationstar Mortgage LLC (Nationstar), formerly Centex Home Equity Company, LLC (CHEC), a Delaware limited liability company, and its wholly owned subsidiaries, after the elimination of intercompany balances and transactions. Nationstar is a subsidiary of FIF HE Holdings LLC (FIF), a subsidiary of Fortress Private Equity Funds III and IV (Fortress).

Nature of Business

Nationstar’s principal business is the origination and selling or securitization of single-family conforming mortgage loans to government-sponsored entities and the servicing of residential mortgage loans for others.

The sale or securitization of mortgage loans typically involves Nationstar retaining the right to service the mortgage loans that it sells. The servicing of mortgage loans includes the collection of principal and interest payments and the assessment of ancillary fees related to the servicing of mortgage loans. Additionally, Nationstar may occasionally obtain additional servicing rights through the acquisition of servicing portfolios from third parties.

2.	Significant Accounting Policies

Use of Estimates in Preparation of Consolidated Financial Statements

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States (GAAP). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates due to factors such as adverse changes in the economy, increases in interest rates, declines in home prices or discrete events adversely affecting specific borrowers, and such differences could be material.

Nationstar evaluated subsequent events through the date these consolidated financial statements were issued.

Reclassification Adjustments

Certain prior-period amounts have been reclassified to conform to the current-period presentation.

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted cash on hand and other highly liquid investments having an original maturity of less than three months.

Restricted Cash

Restricted cash consists of custodial accounts related to Nationstar’s portfolio securitizations or to collections on certain mortgage loans and mortgage loan advances that have been pledged to a financial services company under a Master Repurchase Agreement. Restricted cash also includes certain fees collected on mortgage loan payments that are required to be remitted to a government-sponsored entity (GSE) to settle outstanding guarantee fee requirements.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Significant Accounting Policies (continued)

Mortgage Loans Held for Sale

Nationstar maintains a strategy of originating mortgage loan products primarily for the purpose of selling to government-sponsored entities or other third-party investors in the secondary market. Generally, all newly originated mortgage loans held for sale are delivered to third-party purchasers or securitized within three months after origination.

Through September 30, 2009, mortgage loans held for sale were carried at the lower of amortized cost or fair value on an aggregate basis grouped by delinquency status. Nationstar estimates fair value by evaluating a variety of market indicators including recent trades and outstanding commitments, calculated on an aggregate basis (see Note 16).

Effective October 1, 2009, Nationstar elected to measure newly originated prime residential mortgage loans held for sale at fair value, as permitted under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825, Financial Instruments.

In connection with Nationstar’s election to measure mortgage loans held for sale at fair value, Nationstar is no longer permitted to defer the loan origination fees, net of direct loan origination costs associated with these loans. Prior to October 1, 2009, Nationstar deferred all nonrefundable fees and costs as required under ASC 310, Receivables. In accordance with this guidance, loan origination fees, net of direct loan origination costs were capitalized and added as an adjustment to the basis of the individual loans originated. These fees are accreted into income as an adjustment to the loan yield over the life of the loan or recognized when the loan is sold to a third party purchaser.

Mortgage Loans Held for Investment, Net

Mortgage loans held for investment principally consist of nonconforming or subprime mortgage loans securitized which serve as collateral for the issued debt. These loans were transferred on October 1, 2009, from mortgage loans held for sale at fair value on the transfer date, as determined by the present value of expected future cash flows, with no valuation allowance recorded. The difference between the undiscounted cash flows expected and the investment in the loan is recognized as interest income on a level-yield method over the life of the loan. Contractually required payments for interest and principal that exceed the undiscounted cash flows expected at transfer are not recognized as a yield adjustment or as a loss accrual or a valuation allowance. Increases in expected cash flows subsequent to the transfer are recognized prospectively through adjustment of the yield on the loans over the remaining life. Decreases in expected cash flows subsequent to transfer are recognized as a valuation allowance.

Allowance for Loan Losses on Mortgage Loans Held for Investment

An allowance for loan losses is established by recording a provision for loan losses in the consolidated statement of operations when management believes a loss has occurred on a loan held for investment. When management determines that a loan held for investment is partially or fully uncollectible, the estimated loss is charged against the allowance for loan losses. Recoveries on losses previously charged to the allowance are credited to the allowance at the time the recovery is collected.

Nationstar accounts for the loans that were transferred to held for investment from held for sale during October 2009 in a manner similar to ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. At the date of transfer, management evaluated such loans to determine whether there was evidence of deterioration of credit quality since acquisition and if it was probable that Nationstar would be unable to collect all amounts due according to the loan’s contractual terms.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Significant Accounting Policies (continued)

The transferred loans were aggregated into separate pools of loans based on common risk characteristics (loan delinquency). Nationstar considers expected prepayments, and estimates the amount and timing of undiscounted expected principal, interest, and other cash flows for each aggregated pool of loans. Nationstar determines the excess of the pool’s scheduled contractual principal and contractual interest payments over all cash flows expected as of the transfer date as an amount that should not be accreted (nonaccretable difference). The remaining amount is accreted into interest income over the remaining life of the pool of loans (accretable yield).

Over the life of the transferred loans, management continues to estimate cash flows expected to be collected. Nationstar evaluates at the balance sheet date whether the present value of the loans determined using the effective interest rates has decreased, and if so, records an allowance for loan loss. The present value of any subsequent increase in the transferred loans cash flows expected to be collected is used first to reverse any existing allowance for loan loss related to such loans. Any remaining increase in cash flows expected to be collected are used to adjust the amount of accretable yield recognized on a prospective basis over the remaining life of the loans.

Nationstar accounts for its allowance for loan losses for all other mortgage loans held for investment in accordance with ASC 450-20, Loss Contingencies. The allowance for loan losses represents management’s best estimate of probable losses inherent in the loans held for investment portfolio. Mortgage loans held for investment portfolio is comprised primarily of large groups of homogeneous residential mortgage loans. These loans are evaluated based on the loan’s present delinquency status. The estimate of probable losses on these loans considers the rate of default of the loans and the amount of loss in the event of default. The rate of default is based on historical experience related to the migration of these from each delinquency category to default over a twelve-month period. The entire allowance is available to absorb probable credit losses from the entire held for investment portfolio.

Substantially, all mortgage loans held for investment were transferred from mortgage loans held for sale at fair value in October 2009.

Investment in Debt Securities

Investment in debt securities consists of beneficial interests Nationstar retains in securitization transactions accounted for as a sale under the guidance of ASC 860, Transfers and Servicing. These securities are classified as available-for-sale securities, and are therefore carried at their market value with the net unrealized gains or losses reported in the comprehensive income (loss) component of members’ equity. Nationstar accounts for debt securities based on ASC 320, Investments—Debt and Equity Securities. Nationstar evaluates investment in debt securities for impairment each quarter, and investment in debt securities is considered to be impaired when the fair value of the investment is less than its cost. The impairment is separated into impairments related to credit losses, which are recorded in current-period operations, and impairments related to all other factors, which are recorded in other comprehensive income/(loss). Substantially all impairments related to Nationstar’s investment in debt securities were credit related.

Receivables from Affiliates

Nationstar engages in periodic transactions with Nationstar Regular Holdings, Ltd., a subsidiary of FIF. These transactions typically involve the monthly payment of principal and interest advances that are required to be remitted to the securitization trusts as required under various Pooling and Servicing

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Significant Accounting Policies (continued)

Agreements. These amounts are later repaid to Nationstar when principal and interest advances are recovered from the respective borrowers.

Mortgage Servicing Rights (MSRs)

Nationstar recognizes MSRs related to all existing residential mortgage loans transferred to a third party in a transfer that meets the requirements for sale accounting and for which the servicing rights are retained. Additionally, Nationstar may acquire the rights to service residential mortgage loans that do not relate to assets transferred by Nationstar through the purchase of these rights from third parties. Nationstar applies fair value accounting to these MSRs, with all changes in fair value recorded as charges or credits to servicing fee income.

Property and Equipment, Net

Property and equipment, net is comprised of land, furniture, fixtures, leasehold improvements, computer software, and computer hardware. These assets are stated at cost less accumulated depreciation. Repairs and maintenance are expensed as incurred. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, usually three to ten years. Cost and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts, and any resulting gains or losses are recognized at such time through a charge or credit to general and administrative expenses.

Real Estate Owned, Net

Nationstar holds real estate owned as a result of foreclosures on delinquent mortgage loans. Real estate owned is recorded at estimated fair value less costs to sell at the date of foreclosure. Any subsequent declines in fair value are credited to a valuation allowance and charged to operations as incurred.

Variable Interest Entities

Nationstar has been the transferor in connection with a number of securitizations or asset-backed financing arrangements, from which Nationstar has continuing involvement with the underlying transferred financial assets. Nationstar aggregates these securitizations or asset-backed financing arrangements into two groups: 1) securitizations of residential mortgage loans that were accounted for as sales and 2) financings accounted for as secured borrowings.

On securitizations of residential mortgage loans, Nationstar’s continuing involvement typically includes acting as servicer for the mortgage loans held by the trust and holding beneficial interests in the trust. Nationstar’s responsibilities as servicer include, among other things, collecting monthly payments, maintaining escrow accounts, providing periodic reports and managing insurance in exchange for a contractually specified servicing fee. The beneficial interests held consist of both subordinate and residual securities that were retained at the time of the securitization. Prior to January 1, 2010, each of these securitization trusts were considered QSPEs, and these trusts were excluded from Nationstar’s consolidated financial statements.

Nationstar also maintains various agreements with special purpose entities (SPEs), under which Nationstar transfers mortgage loans and/or advances on residential mortgage loans in exchange for cash. These SPEs issue debt supported by collections on the transferred mortgage loans and/or advances. These transfers do not qualify for sale treatment because Nationstar continues to retain control over the transferred assets. As a result, Nationstar accounts for these transfers as financings

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Notes to Consolidated Financial Statements (continued)

2.	Significant Accounting Policies (continued)

and continues to carry the transferred assets and recognizes the related liabilities on Nationstar’s consolidated balance sheets. Collections on the mortgage loans and/or advances pledged to the SPEs are used to repay principal and interest and to pay the expenses of the entity. The holders of these beneficial interests issued by these SPEs do not have recourse to Nationstar and can only look to the assets of the SPEs themselves for satisfaction of the debt.

Prior to January 1, 2010, Nationstar evaluated each special purpose entity (SPE) for classification as a QSPE. QSPEs were not consolidated in Nationstar’s consolidated financial statements. When an SPE was determined to not be a QSPE, Nationstar further evaluated it for classification as a VIE. When an SPE met the definition of a VIE, and when it was determined that Nationstar was the primary beneficiary, Nationstar included the SPE in its consolidated financial statements.

Nationstar considers the SPEs created for the purpose of issuing debt supported by collections on loans and/or advances that have been transferred to it as VIEs, and Nationstar is the primary beneficiary of these VIEs. Nationstar consolidates the assets and liabilities of the VIEs into its consolidated financial statements.

Effective January 1, 2010, new accounting guidance eliminated the concept of a QSPE and all existing SPEs are now subject to new consolidation guidance. Upon adoption of this new accounting guidance, Nationstar identified certain securitization trusts where Nationstar, or through its affiliates, continued to hold beneficial interests in these trusts. These retained beneficial interests obligate Nationstar to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant. In addition, Nationstar as Master Servicer on the related mortgage loans, retains the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE. When it is determined that Nationstar has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, the assets and liabilities of these VIEs are included in Nationstar’s consolidated financial statements. Upon consolidation of these VIEs, Nationstar derecognized all previously recognized beneficial interests obtained as part of the securitization, including any retained investment in debt securities, mortgage servicing rights, and any remaining residual interests. In addition, Nationstar recognized the securitized mortgage loans as mortgage loans held for investment, subject to ABS nonrecourse debt, and the related asset-backed certificates (ABS nonrecourse debt) acquired by third parties as ABS nonrecourse debt on Nationstar’s consolidated balance sheet.

Derivative Financial Instruments

Nationstar enters into interest rate lock commitments (IRLCs) with prospective borrowers. These commitments are carried at fair value in accordance with ASC 815, Derivatives and Hedging. ASC 815 clarifies that the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The estimated fair values of IRLCs are based on quoted market values and are recorded in other assets in the consolidated balance sheets. The initial and subsequent changes in the value of IRLCs are a component of gain (loss) on mortgage loans held for sale.

Nationstar actively manages the risk profiles of its IRLCs and mortgage loans held for sale on a daily basis. To manage the price risk associated with IRLCs, Nationstar enters into forward sales of mortgage backed securities (MBS) in an amount equal to the portion of the IRLC expected to close, assuming no change in mortgage interest rates. In addition, to manage the interest rate risk associated with mortgage loans held for sale, Nationstar enters into forward sales of MBS to deliver mortgage

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Notes to Consolidated Financial Statements (continued)

2.	Significant Accounting Policies (continued)

loan inventory to investors. The estimated fair values of forward sales of MBS and forward sale commitments are based on quoted market values and are recorded as a component of mortgage loans held for sale in the consolidated balance sheets. The initial and subsequent changes in value on forward sales of MBS are a component of gain (loss) on mortgage loans held for sale.

Periodically, Nationstar has entered into interest rate swap agreements to hedge the interest payment on the warehouse debt and securitization of its mortgage loans held for sale. These interest rate swap agreements generally require Nationstar to pay a fixed interest rate and receive a variable interest rate based on LIBOR. Unless designated as an accounting hedge, Nationstar records losses on interest rate swaps as a component of loss on interest rate swaps and caps in Nationstar’s consolidated statements of operations. Unrealized losses on undesignated interest rate derivatives are separately disclosed under operating activities in the consolidated statements of cash flows. At December 31, 2009, Nationstar had no interest rate swap agreements designated as accounting hedges.

On October 1, 2010, the Company designated an existing interest rate swap as a cash flow hedge against outstanding floating rate financing associated with the Nationstar Mortgage Advance Receivables Trust 2009-ADV1 financing. Under the swap agreement, the Company receives interest equivalent to one month LIBOR and pays a fixed rate of 2.0425% based on an amortizing notional of $268M as of December 31, 2010, with settlements occurring monthly until November 2013. This interest rate swap is a cash flow hedge under ASC 815, Derivatives and Hedging, and is recorded at fair value on the Company’s consolidated balance sheet, with any changes in fair value being recorded as an adjustment to other comprehensive income. To qualify as a cash flow hedge, the hedge must be highly effective at reducing the risk associated with the exposure being hedged and must be formally designated at hedge inception. Nationstar considers a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. Ineffective portions of the cash flow hedge are reflected in earnings as they occur as a component of interest expense.

During 2008, Nationstar entered into interest rate cap agreements to hedge the interest payment on the servicing advance facility. These interest rate cap agreements generally require an upfront payment and receive cash flow only when a variable rate based on LIBOR exceeds a defined interest rate. These interest rate cap agreements are not designated as hedging instruments, and unrealized gains and losses are recorded in loss on interest rate swaps and caps in Nationstar’s consolidated statements of operations.

Interest Income

Interest income is recognized using the interest method. Revenue accruals for individual loans are suspended and accrued amounts reversed when the mortgage loan becomes contractually delinquent for 90 days or more. Delinquency payment status is based on the most recently received payment from the borrower. The accrual is resumed when the individual mortgage loan becomes less than 90 days contractually delinquent. For individual loans that have been modified, a period of six timely payments is required before the loan is returned to an accrual basis. Interest income also includes (1) interest earned on custodial cash deposits associated with the mortgage loans serviced and (2) deferred origination income, net of deferred origination costs and other revenues derived from the origination of mortgage loans, which is deferred and recognized over the life of a mortgage loan or recognized when the related loan is sold to a third-party purchaser. Effective October 1, 2009, in connection with Nationstar’s election to measure mortgage loans held for sale at fair value, Nationstar

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Significant Accounting Policies (continued)

is no longer permitted to defer the loan origination fees, net of direct loan origination costs for such loans originated subsequent to the election date.

Servicing Fee Income

Servicing fees include contractually specified servicing fees, late charges, prepayment penalties and other ancillary charges. Servicing encompasses, among other activities, the following processes: billing, collection of payments, movement of cash to the payment clearing bank accounts, investor reporting, customer service, recovery of delinquent payments, instituting foreclosure, and liquidation of the underlying collateral.

Nationstar recognizes servicing and ancillary fees as they are earned, which is generally upon collection of the payments from the borrower. In addition, Nationstar also receives various fees in the course of providing servicing on its various portfolios. These fees include modification fees for modifications performed outside of government programs, modification fees for modifications pursuant to various government programs, and incentive fees for servicing performance on specific GSE portfolios.

Fees recorded on modifications of mortgage loans held for investment performed outside of government programs are deferred and recognized as an adjustment to the loans held for investment. These fees are accreted into interest income as an adjustment to the loan yield over the life of the loan. Fees recorded on modifications of mortgage loans serviced by Nationstar for others are recognized on collection and are recorded as a component of service fee income. Fees recorded on modifications pursuant to various government programs are recognized when Nationstar has completed all necessary steps and the loans have performed for the minimum required time frame to establish eligibility for the fee. Revenue earned on modifications pursuant to various government programs are included as a component of service fee income. Incentive fees for servicing performance on specific GSE portfolios are recognized as various incentive standards are achieved and are recorded as a component of service fee income.

Sale of Mortgage Loans

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Nationstar, (2) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) Nationstar does not maintain effective control over the transferred assets through either (a) an agreement that entitles and obligates Nationstar to repurchase or redeem them before their maturity or (b) the ability to unilaterally cause the holder to return specific assets.

Loan securitizations structured as sales, as well as whole loan sales, are accounted for in accordance with ASC 860 and the resulting gains on such sales, net of any accrual for recourse obligations, are reported in operating results during the period in which the securitization closes or the sale occurs.

Share-Based Compensation Expense

Share-based compensation is recognized in accordance with ASC 718, Compensation—Stock Compensation. This guidance requires all share-based payments to employees, including grants of employee stock options, to be recognized as an expense in the consolidated statements of operations, based on their fair values. The amount of compensation is measured at the fair value of the awards

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

2.	Significant Accounting Policies (continued)

when granted and this cost is expensed over the required service period, which is normally the vesting period of the award.

Advertising Costs

Advertising costs are expensed as incurred and are included as part of general and administrative expenses.

Income Taxes

For federal income tax purposes, Nationstar has elected to be a disregarded entity and is treated as a branch of its parent, FIF HE Holdings LLC. FIF HE Holdings LLC is taxed as a partnership, whereby all income is taxed at the member level. Certain states impose income taxes on LLC’s. However, Nationstar does not believe it is subject to material state or local income tax in any of the jurisdictions in which it does business.

Consolidated Statement of Cash Flows—Supplemental Disclosure

Total interest paid for the years ended December 31, 2010, 2009, and 2008, was approximately $91.8 million, $47.6 million, and $58.8 million, respectively.

New Accounting Standards

On January 1, 2010, the Company adopted new FASB accounting guidance on transfers of financial assets and consolidation of VIEs. This new accounting guidance revises sale accounting criteria for transfers of financial assets, including elimination of the concept of and accounting for qualifying special purpose entities (QSPEs), and significantly changes the criteria for consolidation of a VIE. The adoption of this new accounting guidance resulted in the consolidation of certain VIEs that previously were QSPEs that were not recorded on the Company’s Consolidated Balance Sheet prior to January 1, 2010. The adoption of this new accounting guidance resulted in a net incremental increase in assets of $905.5 million and a net increase in liabilities of $913.6 million. These amounts are net of retained interests in securitizations held on the Consolidated Balance Sheet at December 31, 2009. The Company recorded an $8.1 million charge to members’ equity on January 1, 2010 for the cumulative effect of the adoption of this new accounting guidance, which resulted principally from the derecognition of the retained interests in the securitizations. Initial recording of these assets and liabilities on the Company’s Consolidated Balance Sheet had no impact at the date of adoption on consolidated results of operations. See Note 3.

Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (Update No. 2010-06). Update No. 2010-06 requires additional disclosures about fair value measurements, including separate disclosures of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers. Additionally, the reconciliation for fair value measurements using significant unobservable inputs (Level 3) should present separately information about purchases, sales, issuances, and settlements. Update No. 2010-06 also clarifies previous disclosure requirements, including the requirement that entities provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for both Level 2 and Level 3 measurements. The new disclosures and clarifications of existing disclosures required under Update No. 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, and was adopted for the interim reporting period ending March 31, 2010, except for the disclosures about purchases, sales, issuances, and settlement in the roll forward of activity in Level 3

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Notes to Consolidated Financial Statements (continued)

2.	Significant Accounting Policies (continued)

fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

Accounting Standards Update No. 2010-18, Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset (Update No. 2010-18). Update No. 2010-18 clarifies the accounting treatment for modifications of loans that are accounted for within a pool under Subtopic 310-30, Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality (Subtopic 310-30), requiring an entity to continue to include modified loans in the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors. The amendments in this update were effective for Nationstar for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. The adoption of Update No. 2010-18 did not have a material impact on Nationstar’s financial condition, liquidity or results of operations.

Accounting Standards Update No. 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses (Update No. 2010-20). Update No. 2010-20 is intended to provide users of financial statements with greater transparency regarding a company’s allowance for credit losses and the credit quality of its financing receivables. It is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The additional disclosure requirements for this amendment were initially to be effective for Nationstar for annual reporting periods ending on or after December 15, 2011, but was subsequently deferred by Accounting Standards Update No. 2011-01, Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20. In the proposed Update for determining what constitutes a troubled debt restructuring, the clarifications would be effective for interim and annual periods ending after June 15, 2011. The adoption of Update No. 2010-20 will not have a material impact on Nationstar’s financial condition, liquidity or results of operations.

3.	Variable Interest Entities and Securitizations

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary, which is the entity that, through its variable interests has both the power to direct the activities of a VIE that most significantly impact the VIEs economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Effective January 1, 2010, new accounting guidance eliminated the concept of a QSPE and all existing SPEs are now subject to new consolidation guidance. Upon adoption of this new accounting guidance, Nationstar identified certain securitization trusts where Nationstar had both the power to direct the activities that most significantly impacted the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, the assets and liabilities of these VIEs are included in Nationstar’s consolidated financial statements. The net incremental impact of this accounting change on the Company’s Consolidated

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Notes to Consolidated Financial Statements (continued)

3.	Variable Interest Entities and Securitizations (continued)

Balance Sheet is set forth in the following table. The net effect of the accounting change on January 1, 2010 members’ equity was an $8.1 million charge to members’ equity (in thousands).

	Ending Balance		Beginning Balance
	Sheet	Net Increase/	Sheet
	December 31, 2009	(Decrease)	January 1, 2010

Assets
Cash and cash equivalents	$41,645	$—	$41,645
Restricted cash	52,795	6,183	58,978
Accounts receivable	509,974	(39,612)	470,362
Mortgage loans held for sale	203,131	—	203,131
Mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets	301,910	—	301,910
Mortgage loans held for investment, subject to ABS nonrecourse debt	—	928,891	928,891
Investment in debt securities—available-for-sale	2,486	(2,486)	—
Receivables from affiliates	12,574	—	12,574
Mortgage servicing rights	114,605	(10,431)	104,174
Property and equipment, net	6,575	—	6,575
Real estate owned, net	10,262	22,970	33,232
Other assets	24,228	—	24,228

Total assets	$1,280,185	$905,515	$2,185,700

Liabilities and members’ equity
Notes payable	$771,857	$—	$771,857
Payables and accrued liabilities	66,830	123	66,953
Derivative financial instruments, subject to ABS nonrecourse debt	—	28,614	28,614
Nonrecourse debt—Legacy Assets	177,675	—	177,675
ABS nonrecourse debt	—	884,846	884,846

Total liabilities	1,016,362	913,583	1,929,945
Total members’ equity	263,823	(8,068)	255,755

Total liabilities and members’ equity	$1,280,185	$905,515	$2,185,700

As a result of market conditions and deteriorating credit performance on these consolidated VIEs, Nationstar expects minimal to no future cash flows on the economic residual. Under existing GAAP, Nationstar would be required to provide for additional allowances for loan losses on the securitization collateral as credit performance deteriorated, with no offsetting reduction in the securitization’s debt balances, even though any nonperformance of the assets will ultimately pass through as a reduction of amounts owed to the debt holders, once the economic residuals are extinguished. Therefore, Nationstar would be required to record accounting losses beyond its economic exposure.

To more accurately represent the future economic performance of the securitization collateral and related debt balances, Nationstar elected the fair value option provided for by ASC 825-10,

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Notes to Consolidated Financial Statements (continued)

3.	Variable Interest Entities and Securitizations (continued)

Financial Instruments-Overall. This option was applied to all eligible items within the VIE, including mortgage loans held for investment, subject to ABS nonrecourse debt, and the related ABS nonrecourse debt.

Subsequent to this fair value election, Nationstar no longer records an allowance for loan loss on mortgage loans held for investment, subject to ABS nonrecourse debt. Nationstar continues to record interest income in Nationstar’s consolidated statement of operations on these fair value elected loans until they are placed on a nonaccrual status when they are 90 days or more past due. The fair value adjustment recorded for the mortgage loans held for investment is classified within fair value changes of ABS securitizations in Nationstar’s consolidated statement of operations.

Subsequent to the fair value election for ABS nonrecourse debt, Nationstar continues to record interest expense in Nationstar’s consolidated statement of operations on the fair value elected ABS nonrecourse debt. The fair value adjustment recorded for the ABS nonrecourse debt is classified within fair value changes of ABS securitizations in Nationstar’s consolidated statement of operations.

Under the existing pooling and servicing agreements of these securitization trusts, the principal and interest cash flows on the underlying securitized loans are used to service the asset-backed certificates. Accordingly, the timing of the principal payments on this nonrecourse debt is dependent on the payments received on the underlying mortgage loans and liquidation of real estate owned.

Nationstar consolidates the SPEs created for the purpose of issuing debt supported by collections on loans and advances that have been transferred to it as VIEs, and Nationstar is the primary beneficiary of these VIEs. Nationstar consolidates the assets and liabilities of the VIEs into its consolidated financial statements.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

3.	Variable Interest Entities and Securitizations (continued)

A summary of the assets and liabilities of Nationstar’s transactions with VIEs included in Nationstar’s consolidated financial statements as of December 31, 2010 is presented in the following table (in thousands).

		Transfers
		Accounted for as
	Securitization	Secured
	Trusts	Borrowings	Total

Assets
Restricted cash	$1,472	$32,075	$33,547
Accounts receivable	2,392	286,808	289,200
Mortgage loans held for investment, subject to nonrecourse debt	—	261,305	261,305
Mortgage loans held for investment, subject to ABS nonrecourse debt	538,440	—	538,440
Real estate owned	17,509	9,505	27,014

Total Assets	$559,813	$589,693	$1,149,506

Liabilities
Notes payable	$—	$236,808	$236,808
Payables and accrued liabilities	95	1,173	1,268
Outstanding servicer advances(1)	32,284	—	32,284
Derivative financial instruments	—	7,801	7,801
Derivative financial instruments, subject to ABS nonrecourse debt	18,781	—	18,781
Nonrecourse debt—Legacy Assets	—	138,662	138,662
ABS nonrecourse debt	497,289	—	497,289

Total Liabilities	$548,449	$384,444	$932,893

(1)	Outstanding servicer advances consists of principal and interest advances paid by Nationstar to cover scheduled payments and interest that have not been timely paid by borrowers. These outstanding servicer advances are eliminated upon the consolidation of the securitization trusts.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

3.	Variable Interest Entities and Securitizations (continued)

A summary of the assets and liabilities of Nationstar’s transactions with VIEs included in Nationstar’s consolidated financial statements as of December 31, 2009 is presented in the following table (in thousands).

Transfers
Accounted for as
Secured
Borrowings

Assets
Restricted cash	$11,318
Accounts receivable	294,973
Mortgage loans held for investment, subject to nonrecourse debt	297,737
Real estate owned	10,262

Total Assets	$614,290

Liabilities
Notes payable	$240,935
Payables and accrued liabilities	1,393
Nonrecourse debt—Legacy Assets	177,675

Total Liabilities	$420,003

As of July 1, 2010, cumulative realized losses related to a consolidated securitization trust were in excess of Nationstar’s retained beneficial interests. In accordance with ASC 810, Consolidation, Nationstar has evaluated this securitization trust and determined that Nationstar no longer has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, and this securitization trust was derecognized on July 1, 2010. Upon derecognition of this VIE, Nationstar derecognized the securitized mortgage loans held for investment, subject to ABS nonrecourse debt, and the related ABS nonrecourse debt, and recognized any mortgage servicing rights on Nationstar’s consolidated balance sheet. The impact of this derecognition on Nationstar’s consolidated statement of operations was a decrease in net income of approximately $0.7 million during 2010.

A summary of the outstanding collateral and certificate balances for securitization trusts, including any retained beneficial interests and mortgage servicing rights, that were not consolidated by Nationstar for the years ended December 31, 2010 and 2009 are presented in the following table (in thousands).

	December 31
	2010(1)	2009

Total collateral balance	$4,038,978	$3,240,879
Total certificate balance	4,026,844	3,262,995
Total beneficial interests held at fair value	—	2,486
Total mortgage servicing rights at fair value	26,419	20,505

(1)	Unconsolidated securitization trusts as of December 31, 2010 consist of VIE’s where Nationstar does not have both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

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Notes to Consolidated Financial Statements (continued)

3.	Variable Interest Entities and Securitizations (continued)

Nationstar has no recorded variable interests in the unconsolidated securitization trusts that were outstanding as of December 31, 2010, and does not have any exposure to loss related to these unconsolidated VIEs.

A summary of mortgage loans transferred to unconsolidated securitization trusts that are 60 days or more past due and the credit losses incurred in the unconsolidated securitization trusts are presented below (in thousands):

	Year Ended		Year Ended		Year Ended
	December 31, 2010		December 31, 2009		December 31, 2008
	Principal Amount of		Principal Amount of		Principal Amount of
	Loans 60 Days or	Credit	Loans 60 Days or	Credit	Loans 60 Days or	Credit
	More Past Due	Losses	More Past Due	Losses	More Past Due	Losses

Total securitization Trusts	$830,953	$18,341	$1,172,822	$27,734	$979,556	$16,708

Certain cash flows received from securitization trusts accounted for as sales for the dates indicated were as follows (in thousands):

	December 31, 2010		December 31, 2009		December 31, 2008
	Servicing		Servicing		Servicing
	Fees	Loan	Fees	Loan	Fees	Loan
	Received	Repurchases	Received	Repurchases	Received	Repurchases

Total securitization trusts	$29,129	$—	$32,593	$—	$25,535	$—

4.	Accounts Receivable

Accounts receivable consist primarily of accrued interest receivable on mortgage loans and securitizations, collateral deposits on surety bonds, and advances made to securitization trusts, as required under various servicing agreements related to delinquent loans, which are ultimately paid back to Nationstar from such trusts.

Accounts receivable consist of the following (in thousands):

	December 31
	2010	2009

Delinquency advances	$148,752	$206,446
Corporate and escrow advances	233,432	275,001
Insurance deposits	6,390	6,025
Accrued interest (includes $2,392 and $0, respectively, subject to ABS nonrecourse debt)	4,302	3,353
Receivable from trusts	30,095	1,779
Other	16,100	17,370

Total accounts receivable	$439,071	$509,974

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Notes to Consolidated Financial Statements (continued)

5.	Mortgage Loans Held for Sale and Investment

Mortgage loans held for sale

Mortgage loans held for sale consist of the following (in thousands):

	December 31
	2010	2009

Mortgage loans held for sale—unpaid principal balance	$366,880	$201,121
Mark-to-market adjustment	4,280	2,010

Total mortgage loans held for sale	$371,160	$203,131

Mortgage loans held for sale on a nonaccrual status are presented in the following table for the years indicated (in thousands):

	December 31,
	2010	2009	2008

Mortgage loans held for sale	$2,016	$920	$101,418

A reconciliation of the changes in mortgage loans held for sale to the amounts presented in the consolidated statements of cash flows for the dates indicated is presented in the following table (in thousands):

	December 31
	2010	2009

Mortgage loans held for sale—beginning balance	$203,131	$560,354
Mortgage loans originated and purchased, net of fees	2,791,639	1,480,549
Cost of loans sold, net of fees	(2,621,275)	(1,007,369)
Principal payments/prepayments received on mortgage loans held for sale and other changes (including fair value mark-to-market adjustments from adoption of ASC 825 and other lower of cost or market valuation adjustments)	(1,508)	(437,956)
Transfer of mortgage loans held for sale to mortgage loans held for investment	—	(319,183)
Transfer of mortgage loans held for sale to real estate owned	(827)	(73,264)

Mortgage loans held for sale—ending balance	$371,160	$203,131

Mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets, net

In November 2009, Nationstar completed the securitization of approximately $222 million of asset-backed securities, which was structured as a secured borrowing, resulting in carrying the securitized loans as mortgage loans on Nationstar’s consolidated balance sheets and recognizing the asset-backed certificates as nonrecourse debt. Prior to this securitization, Nationstar transferred $530.9 million in mortgage loans held for sale to mortgage loans held for investment. These mortgage loans were transferred to the held for investment classification at their fair value of $319.2 million with no associated allowance for loan losses, in accordance with ASC 310, Receivables. Subsequent to the transfer date, mortgage loans held for sale consisted principally of single-family conforming loans originated for sale to GSEs or the other third-party investors in the secondary market.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

5.	Mortgage Loans Held for Sale and Investment (continued)

Mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets, net consist of the following (in thousands):

	December 31
	2010	2009

Mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets, net—unpaid principal balance	$412,398	$490,610
Transfer discount
Accretable	(25,219)	(22,040)
Non-accretable	(117,041)	(166,660)
Allowance for loan losses	(3,298)	—

Total mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets, net	$266,840	$301,910

Over the life of the loan pools, Nationstar continues to estimate cash flows expected to be collected. Nationstar considers expected prepayments and estimates the amount and timing of undiscounted expected principal, interest, and other cash flows (expected as of the transfer date) for each aggregate pool of loans. Nationstar evaluates at the balance sheet date whether the present value of its loans determined using the effective interest rates, has decreased and if so, recognizes a valuation allowance subsequent to the transfer date. The present value of any subsequent increase in the loan pool’s actual cash flows expected to be collected is used first to reverse any existing valuation allowance for that loan pool. Any remaining increase in cash flows expected to be collected adjusts the amount of accretable yield recognized on a prospective basis over the loan pool’s remaining life.

The changes in accretable yield on loans transferred to mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets, net were as follows (in thousands):

	December 31,
	2010	2009

Balance at the beginning of the period	$22,040	$—
Additions	—	23,331
Accretion	(4,082)	(1,291)
Reclassifications from (to) nonaccretable discount	7,261	—
Disposals	—	—

Balance at the end of the period	$25,219	$22,040

Nationstar will occasionally modify the terms of any outstanding mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets, net for loans that are either in default or in imminent default. Modifications often involve reduced payments by borrowers, modification of the original terms of the mortgage loans, forgiveness of debt and/or increased servicing advances. As a result of the volume of modification agreements entered into, the estimated average outstanding life in this pool of mortgage loans has been extended. Nationstar records interest income on the transferred loans on a level-yield method. To maintain a level-yield on these transferred loans over the estimated extended life, Nationstar reclassified approximately $7.3 million from nonaccretable difference. Furthermore, the Company considers the decrease in principal, interest, and other cash flows expected to be collected arising from the transferred loans as an impairment, and Nationstar recorded a $3.3 million provision for loan losses on the transferred loans to reflect this impairment.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

5.	Mortgage Loans Held for Sale and Investment (continued)

The changes in the allowance for loan losses on mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets, net were as follows (in thousands):

	December 31, 2010
		Non-
	Performing	Performing	Total

Balance at the beginning of the period	$—	$—	$—
Provision for loan losses	829	2,469	3,298
Recoveries on loans previously charged-off	—	—	—
Charge-offs	—	—	—

Balance at the end of the period	$829	$2,469	$3,298

Ending balance: Collectively evaluated for impairment	$311,122	$101,276	$412,398

Loan delinquency, and Loan-to-Value Ratio (LTV) are common credit quality indicators that Nationstar monitors and utilizes in its’ evaluation of the adequacy of the allowance for loan losses, of which the primary indicator of credit quality being loan delinquency. LTV refers to the ratio of comparing the loan’s unpaid principal balance to the property’s collateral value. Loan delinquencies and unpaid principal balances are updated monthly based upon collection activity. Collateral values are updated on an as needed basis, which is generally described as an event requiring a decision based at least in part on the collateral value. The collateral values used to derive the LTV’s shown below were obtained at various points during the prior eighteen months.

The following tables provide the outstanding unpaid principal balance of Nationstar’s mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets, net by credit quality indicators as of December 31, 2010.

2010
(In thousands)

Credit Quality by Delinquency Status
Performing	$311,122
Non-Performing	101,276

Total	$412,398

Credit Quality by Loan-to-Value Ratio
Less than 60	$47,627
Less than 70 and more than 60	17,498
Less than 80 and more than 70	26,805
Less than 90 and more than 80	36,125
Less than 100 and more than 90	37,599
Greater than 100	246,744

Total	$412,398

Mortgage loans held for investment, subject to ABS nonrecourse debt

Effective January 1, 2010, new accounting guidance eliminated the concept of a QSPE, and all existing securitization trusts are considered VIEs and are now subject to new consolidation guidance provided in ASC 810. Upon consolidation of these VIEs, Nationstar recognized the securitized mortgage

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

5.	Mortgage Loans Held for Sale and Investment (continued)

loans related to these securitization trusts as mortgage loans held for investment, subject to ABS nonrecourse debt (see Note 3). Additionally, Nationstar elected the fair value option provided for by ASC 825-10.

Mortgage loans held for investment, subject to ABS nonrecourse debt as of December 31, 2010 includes (in thousands):

Mortgage loans held for investment, subject to ABS nonrecourse debt—unpaid principal balance	$983,106
Fair value adjustment	(444,666)

Mortgage loans held for investment, subject to ABS nonrecourse debt, net	$538,440

As of December 31, 2010, approximately $223.5 million of the unpaid principal balance of mortgage loans held for investment, subject to ABS nonrecourse debt were over 90 days past due. The fair value of such loans was approximately $117.6 million.

6.	Investment in Debt Securities

Effective January 1, 2010, new accounting guidance eliminated the concept of a QSPE, and all existing securitization trusts are considered VIEs and are now subject to new accounting guidance provided in ASC 810. Upon consolidation of these VIEs, Nationstar derecognized all previously recognized beneficial interests, including retained investment in debt securities, obtained as part of the securitization (see Note 3).

The following table presents a summary of Nationstar’s bonds retained from securitization trusts as of December 31, 2009, which are classified as available-for-sale securities, and are therefore carried at fair value (in thousands):

	December 31, 2009
	Outstanding	Accreted	Fair
	Face	Cost	Value

Retained bonds security rating
BBs	$68,432	$2,486	$2,486
Bs	—	—	—

Total retained bonds	68,432	2,486	2,486
Retained net interest margin securities	11,950	—	—

Total investment in debt securities	$80,382	$2,486	$2,486

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

6.	Investment in Debt Securities (continued)

The following table presents a summary of unrealized gains (losses), both temporary and other-than-temporary, recognized on outstanding debt securities for the periods indicated (in thousands):

	Year Ended December 31, 2009		Year Ended December 31, 2008
		Unrealized		Unrealized
	Other-than-	Gains	Other-than-	Gains
	Temporary	(Losses)(1)	Temporary(2)	(Losses)(1)

Retained bonds security rating
BBs	$(5,505)	$—	$(40,901)	$—
Bs	(1,214)	—	(3,670)	—

Total retained bonds	(6,719)	—	(44,571)	—
Retained net interest margin securities	(90)	—	(10,641)	—

Total investment in debt securities	$(6,809)	$—	$(55,212)	$—

(1)	Unrealized gains (losses) are recorded as a component of other comprehensive income (loss).

(2)	As part of the 2008 impairment charges, Nationstar reclassified approximately $3.9 million in unrealized losses from other comprehensive income (loss).

7.	Mortgage Servicing Rights

MSRs arise from contractual agreements between Nationstar and investors in mortgage securities and mortgage loans. Nationstar records MSR assets when it sells loans on a servicing-retained basis, at the time of securitization or through the acquisition or assumption of the right to service a financial asset. Under these contracts, Nationstar performs loan servicing functions in exchange for fees and other remuneration.

The fair value of the MSRs is based upon the present value of the expected future cash flows related to servicing these loans. Nationstar receives a base servicing fee ranging from 0.25% to 0.50% annually on the remaining outstanding principal balances of the loans. The servicing fees are collected from investors. Nationstar determines the fair value of the MSRs by the use of a cash flow model that incorporates prepayment speeds, discount rate, and other assumptions (including servicing costs) management believes are consistent with the assumptions other major market participants use in valuing the MSRs. During 2010, Nationstar obtained third-party valuations of a portion of its MSRs to assess the reasonableness of the fair value calculated by the cash flow model.

Nationstar used the following assumptions in estimating the fair value of MSRs for the dates indicated:

	December 31
	2010	2009

Discount rate	9.7% to 30.0%	15.0%
Total prepayment speeds	10.57% to 28.71%	12.89% to 25.40%
Expected weighted-average life	3.49 to 6.75 years	3.50 to 6.37 years
Credit losses	5.82% to 60.19%	12.50% to 64.62%

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7.	Mortgage Servicing Rights (continued)

The activity of MSRs carried at fair value is as follows (in thousands):

	December 31
	2010	2009

Fair value at the beginning of the period	$114,605	$110,808
Additions:
Servicing resulting from transfers of financial assets	26,253	8,332
Recognition of MSRs from derecognition of variable interest entities	2,866	—
Purchases of servicing assets	17,812	23,380
Deductions:
Derecognition of servicing assets due to new accounting guidance on consolidation of variable interest entities	(10,431)	—
Changes in fair value:
Due to changes in valuation inputs or assumptions used in the valuation model	9,455	(9,355)
Other changes in fair value	(15,498)	(18,560)

Fair value at the end of the period	$145,062	$114,605

Unpaid principal balance of loans serviced for others
Originated or purchased mortgage loans	$31,686,641	$32,109,547
Subserviced for others	30,649,472	793,428

Total unpaid principal balance of loans serviced for others	$62,336,113	$32,902,975

The following table shows the hypothetical effect on the fair value of the MSRs using various unfavorable variations of the expected levels of certain key assumptions used in valuing these assets at December 31, 2010 and 2009 (in thousands).

			Total Prepayment
	Discount Rate		Speeds		Credit Losses
	100 bps	200 bps	10%	20%	10%	20%
	Adverse	Adverse	Adverse	Adverse	Adverse	Adverse
	Change	Change	Change	Change	Change	Change

December 31, 2010
Mortgage servicing rights	$(3,828)	$(7,458)	$(8,175)	$(16,042)	$(4,310)	$(9,326)

These sensitivities are hypothetical and should be evaluated with care. The effect on fair value of a 10% variation in assumptions generally cannot be determined because the relationship of the change in assumptions to the fair value may not be linear. Additionally, the impact of a variation in a particular assumption on the fair value is calculated while holding other assumptions constant. In reality, changes in one factor may lead to changes in other factors (e.g., a decrease in total prepayment speeds may result in an increase in credit losses), which could impact the above hypothetical effects.

In November 2008, Nationstar acquired MSRs on a portfolio of residential mortgage loans with an aggregate unpaid principal balance of $12.7 billion from a third-party servicer. Nationstar’s share of the acquisition price was $35.4 million. An additional amount was paid by a third-party investor in the underlying loans to the previous servicer. Contemporaneously, Nationstar and the third-party investor entered into a supplemental servicing agreement, which, among other matters, established that any sale by Nationstar of these servicing rights had to be approved by the investor and that if Nationstar were to sell the MSRs in the five-year period following the acquisition transaction, Nationstar would be

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

7.	Mortgage Servicing Rights (continued)

entitled to the proceeds from the sale of up to a specified amount of the then existing aggregate unpaid principal balance of the underlying mortgage loans, the investor would be entitled to a specified amount, and the remaining excess proceeds, if any, over and above these allocations would be retained by Nationstar. In October 2009, Nationstar acquired MSRs on a portfolio of residential mortgage loans with an aggregate unpaid principal balance of $12.3 billion from another third party servicer. Nationstar’s share of the acquisition price of these servicing rights was $23.4 million. An additional amount was paid by a third-party investor in the underlying loans to the previous servicer. Contemporaneously, Nationstar and the third-party investor entered into a supplemental servicing agreement, which, among other matters, established that any sale by Nationstar of these servicing rights had to be approved by the investor and that if Nationstar were to sell the MSRs following the acquisition transaction, Nationstar would be entitled to the proceeds from the sale of up to a specified amount of the then existing aggregate unpaid principal balance of the underlying mortgage loans, the investor would be entitled to a specified amount, and the remaining excess proceeds, if any, over and above these allocations would be retained by Nationstar. Nationstar carries these mortgage servicing rights at their estimated fair value, which includes consideration of the effect of the restriction on any sale by Nationstar due to the investor’s right to approve such sale. Under the supplemental servicing agreement, Nationstar is entitled to all of the contractually specified servicing fees, ancillary fees and also certain incentive fees, if certain performance conditions are met, and does not share these servicing revenues with the investor.

Total servicing and ancillary fees from Nationstar’s portfolio of residential mortgage loans are presented in the following table for the years indicated (in thousands):

	For the Years Ended
	December 31,
	2010	2009	2008

Servicing fees	$103,690	$89,893	$60,021
Ancillary fees	70,130	28,642	19,734

Total servicing and ancillary fees	$173,820	$118,535	$79,755

8.	Other Assets

Other assets consisted of the following (in thousands):

	December 31,
	2010	2009

Deferred financing costs	$14,396	$11,786
Derivative financial instruments	8,666	7,236
Prepaid expenses	3,379	2,791
Other	3,095	2,415

Total other assets	$29,536	$24,228

9.	Derivative Financial Instruments

On October 1, 2010, the Company designated an existing interest rate swap as a cash flow hedge against outstanding floating rate financing associated with the Nationstar Mortgage Advance Receivables Trust 2009-ADV1 financing. Under the swap agreement, the Company receives interest equivalent to one month LIBOR and pays a fixed rate of 2.0425% based on an amortizing notional of

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

9.	Derivative Financial Instruments (continued)

$268.0 million as of December 31, 2010, with settlements occurring monthly until November 2013. Unrealized gains associated with the effective portion of this cash flow hedge of approximately $1.1 million were recorded in accumulated other comprehensive income for the year ended December 31, 2010. Realized gains associated with the ineffective portion of this cash flow hedge of approximately $0.9 million were recorded as a component of interest expense for the year ended December 31, 2010.

As of December 31, 2010, there are no credit risk related contingent features in any of the Company’s derivative agreements. The amount of OCI expected to be reclassified to the consolidated statement of operations in the next 12 months is $0.8 million.

The following tables provide the outstanding notional balances and fair values of outstanding positions for the dates indicated, and recorded gains (losses) during the years indicated (in thousands).

				Recorded
	Expiration	Outstanding	Fair	Gains /
	Dates	Notional	Value	Losses

Year-ended December 31, 2010
MORTGAGE LOANS HELD FOR SALE
Loan sale commitments	2011	$28,641	$42	$(1,397)
Other Assets
IRLCs	2011	391,990	4,703	2,289
Forward MBS trades	2011	546,500	3,963	580
LIABILITIES
Interest rate swaps and caps	2011-2013	429,000	7,801	8,872
Interest rate swap,subject to ABS nonrecourse debt	2013	245,119	18,781	2,049
Year-ended December 31, 2009
Other Assets
IRLCs	2010	$278,181	$2,414	$1,207
Forward MBS trades	2010	292,553	3,383	(210)
Loan sale commitments	2010	56,131	1,439	1,439
Interest rate cap agreements	2011	344,075	—	(14)
Interest rate swap	2013	220,000	—	—

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10.	Indebtedness

   Notes Payable

A summary of the balances of notes payable for the dates indicated is presented below (in thousands).

	December 31, 2010		December 31, 2009
		Collateral		Collateral
	Outstanding	Pledged	Outstanding	Pledged

Financial institutions repurchase facility (2010)	$43,059	$45,429	$—	$—
Financial services company repurchase facility	209,477	223,119	149,449	159,281
Financial services company unsecured line of credit	—	N/A	88,915	N/A
Financial institutions repurchase facility (2009)	39,014	40,640	31,582	33,245
Financial services company 2009-ADV1 advance facility	236,808	285,226	240,935	291,462
Financial institutions 2010-ADV1 advance facility	—	—	—	—
GSE MSR facility	15,733	18,951	21,286	23,185
GSE ASAP+ facility	51,105	53,230	7,755	7,803
GSE EAF facility	114,562	142,327	231,935	252,034

Total notes payable	$709,758	$808,922	$771,857	$767,010

In February 2010, Nationstar executed a Master Repurchase Agreement (MRA) with a financial institution, under which Nationstar may currently enter into transactions, for an aggregate amount of $75 million, in which Nationstar agrees to transfer to the same financial institution certain mortgage loans against the transfer of funds by the same financial institution, with a simultaneous agreement by the same financial institution to transfer such mortgage loans to Nationstar at a date certain, or on demand by Nationstar, against the transfer of funds from Nationstar. The interest rate is based on LIBOR plus a spread ranging from 2.75% to 3.50%, with a minimum interest rate of 4.75%. The maturity date of this MRA is October 2011.

Nationstar has a second MRA with a financial services company, which expires in February 2011. The MRA states that from time to time Nationstar may enter into transactions, for an aggregate amount of $300 million, in which Nationstar agrees to transfer to the financial services company certain mortgage loans or mortgage-backed securities against the transfer of funds by the financial services company, with a simultaneous agreement by the financial services company to transfer such mortgage loans or mortgage-backed securities to Nationstar at a certain date, or on demand by Nationstar, against the transfer of funds from Nationstar. The interest rate is based on LIBOR plus a margin of 2.00%, with a minimum interest rate of 4.00%.

In October 2009, Nationstar executed a third MRA with a financial institution. This MRA states that from time to time Nationstar may currently enter into transactions, for an aggregate amount of $100 million, in which Nationstar agrees to transfer to the financial institution certain mortgage loans against the transfer of funds by the financial institution, with a simultaneous agreement by the financial institution to transfer such mortgage loans to Nationstar at a certain date, or on demand by Nationstar, against the transfer of funds from Nationstar. The interest rate is based on LIBOR plus a spread of 3.50%. The maturity date of this MRA with the financial institution is December 2011.

Nationstar maintains a facility with a financial services company, the 2009-ADV1 Advance Facility. This facility has the capacity to purchase up to $350 million of advance receivables. The

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10.	Indebtedness (continued)

interest rate is based on LIBOR plus a spread ranging from 3.00% to 12.00%. The maturity date of this facility with the financial services company is December 2011. This debt is nonrecourse to Nationstar.

In December 2010, Nationstar executed the 2010-ADV1 Advance Facility with a financial institution. This facility has the capacity to purchase up to $200 million of advance receivables. The interest rate is based on LIBOR plus a spread of 3.00%. The maturity date of this facility with the financial institution is July 2011, which may be extended if Nationstar elects to pledge any additional advances to this facility. This debt is nonrecourse to Nationstar.

In connection with the October 2009 mortgage servicing rights acquisition, Nationstar executed a four-year note agreement with a government-sponsored enterprise (GSE). As collateral for this note, Nationstar has pledged Nationstar’s rights, title, and interest in the acquired servicing portfolio. The interest rate is based on LIBOR plus 2.50%. The maturity date of this facility is October 2013.

During 2009, Nationstar began executing As Soon As Pooled Plus agreements with a GSE, under which Nationstar transfers to the GSE eligible mortgage loans that are to be pooled into the GSE MBS against the transfer of funds by the GSE. The interest rate is based on LIBOR plus a spread of 1.50%. These agreements typically have a maturity of up to 45 days.

In September 2009, Nationstar executed a committed facility agreement with a GSE, under which Nationstar agrees to transfer to the GSE certain servicing advance receivables against the transfer of funds by the GSE. This facility currently has the capacity to purchase up to $275 million in eligible servicing advance receivables. The interest rate is based on LIBOR plus a spread of 2.50%. The maturity date of this facility is December 2011.

   Senior Unsecured Notes

In March 2010, Nationstar completed the offering of $250 million of unsecured senior notes, which were issued with an issue discount of $7.0 million for net cash proceeds of $243.0 million, with a maturity date of April 2015. These unsecured senior notes pay interest biannually at an interest rate of 10.875%.

The indenture for the unsecured senior notes contains various covenants and restrictions that limit Nationstar, or certain of its subsidiaries’, ability to incur additional indebtedness, pay dividends, make certain investments, create liens, consolidate, merge or sell substantially all the assets, or enter into certain transactions with affiliates.

   Nonrecourse Debt—Legacy Assets

In November 2009, Nationstar completed the securitization of approximately $222 million of asset-backed securities, which was structured as a secured borrowing. This structure resulted in Nationstar carrying the securitized loans as mortgages on Nationstar’s consolidated balance sheet and recognizing the asset-backed certificates acquired by third parties as nonrecourse debt, totaling approximately $138.7 million and $177.7 million at December 31, 2010 and 2009, respectively. The principal and interest on these notes are paid using the cash flows from the underlying mortgage loans, which serve as collateral for the debt. The interest rate paid on the outstanding securities is 7.50%, which is subject to an available funds cap. The total outstanding principal balance on the underlying mortgage loans serving as collateral for the debt was approximately $430.0 million and $515.5 million at December 31, 2010 and December 31, 2009, respectively. Accordingly, the timing of the principal payments on this nonrecourse debt is dependent on the payments received on the

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

10.	Indebtedness (continued)

underlying mortgage loans. The unpaid principal balance on the outstanding notes was $161.2 million and $206.6 million at December 31, 2010 and December 31, 2009, respectively.

   ABS Nonrecourse Debt

Effective January 1, 2010, new accounting guidance eliminated the concept of a QSPE, and all existing securitization trusts are considered VIEs and are now subject to new consolidation guidance provided in ASC 810. Upon consolidation of these VIEs, Nationstar derecognized all previously recognized beneficial interests obtained as part of the securitization. In addition, Nationstar recognized the securitized mortgage loans as mortgage loans held for investment, subject to ABS nonrecourse debt, and the related asset-backed certificates acquired by third parties as ABS nonrecourse debt on Nationstar’s consolidated balance sheet (see Note 3). Additionally, Nationstar elected the fair value option provided for by ASC 825-10. The principal and interest on these notes are paid using the cash flows from the underlying mortgage loans, which serve as collateral for the debt. The interest rate paid on the outstanding securities is based on LIBOR plus a spread ranging from 0.13% to 2.00%, which is subject to an interest rate cap. The total outstanding principal balance on the underlying mortgage loans serving as collateral for the debt was approximately $1,025.3 million at December 31, 2010. The timing of the principal payments on this ABS nonrecourse debt is dependent on the payments received on the underlying mortgage loans. The outstanding principal balance on the outstanding notes related to these consolidated securitization trusts was $1,037.9 million at December 31, 2010.

   Financial Covenants

As of December 31, 2010, Nationstar was in compliance with its covenants on Nationstar’s borrowing arrangements and credit facilities. These covenants generally relate to Nationstar’s tangible net worth, liquidity reserves, and leverage requirements.

11.	Repurchase Reserves

Certain whole loan sale contracts include provisions requiring Nationstar to repurchase a loan if a borrower fails to make certain initial loan payments due to the acquirer or if the accompanying mortgage loan fails to meet customary representations and warranties. These representations and warranties are made to the loan purchasers about various characteristics of the loans, such as manner of origination, the nature and extent of underwriting standards applied and the types of documentation being provided and typically are in place for the life of the loan. In the event of a breach of the representations and warranties, the Company may be required to either repurchase the loan or indemnify the purchaser for losses it sustains on the loan. In addition, an investor may request that Nationstar refund a portion of the premium paid on the sale of mortgage loans if a loan is prepaid within a certain amount of time from the date of sale. Nationstar records a provision for estimated repurchases and premium recapture on loans sold, which is charged to gain (loss) on mortgage loans held for sale. The reserve for repurchases is included as a component of payables and accrued liabilities. The current unpaid principal balance of loans sold by Nationstar represents the maximum potential exposure to repurchases related to representations and warranties. Reserve levels are a function of expected losses based on actual pending and expected claims, repurchase requests, historical experience, and loan volume. While the amount of repurchases and premium recapture is uncertain, Nationstar considers the liability to be adequate.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

11.	Repurchase Reserves (continued)

The activity of the outstanding repurchase reserves were as follows (in thousands):

	December 31,
	2010	2009	2008

Repurchase reserves, beginning of period	$3,648	$3,965	$4,196
Additions	4,649	820	1,164
Charge-offs	(976)	(1,137)	(1,395)

Repurchase reserves, end of period	$7,321	$3,648	$3,965

12.	General and Administrative

General and administrative expense consists of the following for the dates indicated (in thousands).

	December 31,
	2010	2009	2008

Depreciation and amortization	$2,117	$1,767	$1,309
Advertising	4,559	3,882	3,318
Equipment	3,862	3,300	3,359
Servicing	14,122	1,951	1,739
Telecommunications	2,347	1,590	1,479
Legal and professional fees	14,736	9,610	6,184
Postage	4,220	2,315	1,057
Stationary and supplies	2,594	1,500	903
Travel	2,231	827	740
Dues and fees	4,114	2,264	1,383
Insurance and taxes	2,798	1,218	1,680
Other	1,213	270	(957)

Total general and administrative expense	$58,913	$30,494	$22,194

13.	Members’ Equity

The limited liability company interests in FIF HE Holdings LLC are represented by four separate classes of units, Class A Units, Class B Units, Class C Preferred Units, and Class D Preferred Units, as defined in the FIF HE Holdings LLC Amended and Restated Limited Liability Company Agreement dated December 31, 2008 (the Agreement). Class A Units have voting rights and Class B Units, Class C Preferred Units, and Class D Preferred Units have no voting rights. Distributions and allocations of profits and losses to members are made in accordance with the Agreement. Class C Preferred Units and Class D Preferred Units represent preferred priority return units, accruing distribution preference on any contributions at an annual rate of 15% and 20%, respectively.

A total of 100,887 Company Match Class A Units were granted to certain management members on the date of the acquisition of CHEC. Subsequently, the Company Match Class A Units were increased to 141,707, net of forfeitures. No consideration was paid for the Company Match Class A Units, and these units vest in accordance with the Vesting Schedule per the Agreement, generally in years three through five after grant date.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

13.	Members’ Equity (continued)

Effective September 17, 2010, FIF HE Holdings LLC executed the FIF HE Holdings LLC Fifth Amended and Restated Limited Liability Company Agreement (the Fifth Agreement). This Fifth Agreement provided for a total of 457,526 Class A Units to be granted to certain management members. No consideration was paid for the granted units, and the units vest in accordance with the Vesting Schedule per the Fifth Agreement.

Simultaneously to the execution of the Fifth Agreement, FIF HE Holdings LLC executed several Restricted Series I Preferred Stock Unit Award Agreements (PRSU Agreements). These Agreements provided for a total of 3,304,000 Class C Units and 3,348,000 Class D Units to be granted to certain management members. No consideration was paid for the granted units, and the units vest in accordance with the Vesting Schedule per the PRSU Agreements.

These awards were valued using a sum of the parts analysis in computing the fair value of the company’s equity. The analysis adds the value of the servicing and originations businesses to the value of the assets and securities that Nationstar owns. The value of the servicing and originations businesses is derived using both a market approach and an income approach. The market approach considers market multiples from public company examples in the industry. The income approach employs a discounted cash flow analysis that utilizes several factors to capture the ongoing cash flows of the business and then is discounted with an assumed equity cost of capital. The valuation of the assets applies a net asset value method utilizing a variety of assumptions, including assumptions for prepayments, cumulative losses, and other variables. Recent market transactions, experience with similar assets and securities, current business combinations, and analysis of the underlying collateral, as available, are considered in the valuation.

The Class A, Class C and Class D Units vest over 1.8 years, vesting schedule of these Units are as follows:

	September 17, 2010	June 30, 2011	June 30, 2012	Total

Class A Units	93,494	182,016	182,016	457,526
Class C Units	1,101,332	1,101,334	1,101,334	3,304,000
Class D Units	1,116,000	1,116,000	1,116,000	3,348,000

The weighted average grant date fair value of the Units was $4.23. Subsequent to December 31, 2010, Nationstar expects to recognize $16.9 million of compensation expense over the next 1.6 years.

In 2010, certain management members elected to settle a portion of the units which vested during the year to offset tax liabilities of $3.4 million that these members have incurred related to these awarded units.

Total share-based compensation expense, net of forfeitures, is provided in the table below for the years indicated.

	December 31,
	2010	2009	2008

Share-based compensation	$12,856	$827	$2,333

14.	Commitments and Contingencies

Nationstar leases various office facilities under noncancelable lease agreements with primary terms extending through fiscal 2016. These lease agreements generally provide for market-rate renewal options, and may provide for escalations in minimum rentals over the lease term (see Note 19).

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

14.	Commitments and Contingencies (continued)

Minimum annual rental commitments for office leases with unrelated parties and with initial or remaining terms of one year or more, net of sublease payments, are presented below (in thousands).

2011	$7,015
2012	6,756
2013	6,543
2014	4,591
Thereafter	4,624

Total	$29,529

Nationstar enters into IRLCs with prospective borrowers whereby the Company commits to lend a certain loan amount under specific terms and interest rates to the borrower. These IRLCs are treated as derivatives and are carried at fair value (See Note 9).

Nationstar is engaged in legal actions arising from the normal course of business. In management’s opinion, Nationstar has adequate legal defenses with respect to these actions, and the resolution of these matters is not expected to have a material adverse effect upon the consolidated results of operations or financial condition of Nationstar.

During December 2009, Nationstar entered into a strategic relationship with a major mortgage market participant, which contemplates, among other things, significant mortgage servicing rights and subservicing transfers to Nationstar upon terms to be determined. Under this arrangement, if certain delivery thresholds have been met, the market participant may require Nationstar to establish an operating division or newly created subsidiary with separate, dedicated employees within a specified timeline to service such mortgage servicing rights and subservicing. After a specified time period, this market participant may purchase the subsidiary at an agreed upon price. As of December 2010, all of the required delivery thresholds with this market participant have been met, but the market participant has not required the Company to establish an operating division or newly created subsidiary with separate, dedicated employees.

15.	Employee Benefits

Nationstar holds a contributory defined contribution plan (401(k) plan) that covers substantially all full-time employees. Nationstar matches 50% of participant contributions, up to 6% of each participant’s total annual base compensation. Matching contributions totaled approximately $1.5 million, $1.0 million, and $0.8 million for the years ended December 31, 2010, 2009, and 2008, respectively.

16.	Fair Value Measurements

ASC 820 provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tiered fair value hierarchy based on the level of observable inputs used in the measurement of fair value (e.g., Level 1

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

16.	Fair Value Measurements (continued)

representing quoted prices for identical assets or liabilities in an active market; Level 2 representing values using observable inputs other than quoted prices included within Level 1; and Level 3 representing estimated values based on significant unobservable inputs). In addition, ASC 820 requires an entity to consider all aspects of nonperformance risk, including its own credit standing, when measuring the fair value of a liability. Under ASC 820, related disclosures are segregated for assets and liabilities measured at fair value based on the level used within the hierarchy to determine their fair values.

The following describes the methods and assumptions used by Nationstar in estimating fair values:

Cash and Cash Equivalents, Restricted Cash, Notes Payable—The carrying amount reported in the consolidated balance sheets approximates fair value.

Mortgage Loans Held for Sale—Nationstar originates mortgage loans in the U.S. that it intends to sell to Fannie Mae, Freddie Mac, and GNMA (collectively, the Agencies). Additionally, Nationstar holds mortgage loans that it intends to sell into the secondary markets via whole loan sales or securitizations. Effective October 2009, in conjunction with Nationstar’s election under ASC 825, Nationstar began measuring newly originated prime residential mortgage loans held for sale at fair value.

Mortgage loans held for sale are typically pooled together and sold into certain exit markets, depending upon underlying attributes of the loan, such as agency eligibility, product type, interest rate, and credit quality.

Mortgage loans held for sale are valued using a market approach by utilizing either: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. As these prices are derived from quoted market prices, Nationstar classifies these valuations as Level 2 in the fair value disclosures.

Mortgage Loans Held for Investment, subject to nonrecourse debt—Nationstar determines the fair value on loans held for investment using internally developed valuation models. These valuation models estimate the exit price Nationstar expects to receive in the loan’s principal market. Although Nationstar utilizes and gives priority to observable market inputs such as interest rates and market spreads within these models, Nationstar typically is required to utilize internal inputs, such as prepayment speeds, credit losses, and discount rates. These internal inputs require the use of judgment by Nationstar and can have a significant impact on the determination of the loan’s fair value. As these prices are derived from a combination of internally developed valuation models and quoted market prices, Nationstar classifies these valuations as Level 3 in the fair value disclosures.

Mortgage Loans Held for Investment, subject to ABS nonrecourse debt—Nationstar determines the fair value on loans held for investment, subject to ABS nonrecourse debt using internally developed valuation models. These valuation models estimate the exit price Nationstar expects to receive in the loan’s principal market. Although Nationstar utilizes and gives priority to observable market inputs such as interest rates and market spreads within these models, Nationstar typically is required to utilize internal inputs, such as prepayment speeds, credit losses, and discount rates. These internal inputs require the use of judgment by Nationstar and can have a significant impact on the determination of the loan’s fair value. As these prices are derived from a combination of

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

16.	Fair Value Measurements (continued)

internally developed valuation models and quoted market prices, Nationstar classifies these valuations as Level 3 in the fair value disclosures.

Investment in Debt Securities—Nationstar bases its valuation of debt securities on observable market prices when available; however, due to illiquidity in the markets, observable market prices were not available on these debt securities at December 31, 2009. When observable market prices are not available, Nationstar bases valuations on internally developed discounted cash flow models that use a market-based discount rate. The valuation considers recent market transactions, experience with similar securities, current business conditions, and analysis of the underlying collateral, as available. In order to estimate cash flows, Nationstar utilizes a variety of assumptions, including assumptions for prepayments, cumulative losses, and other variables. These assumptions require the use of judgment by Nationstar and can have a significant impact on the determination of the securities’ fair values. Accordingly, Nationstar classifies these valuations as Level 3 in the fair value disclosures.

Mortgage Servicing Rights—Nationstar will typically retain the servicing rights when it sells loans into the secondary market. Nationstar estimates the fair value of its MSRs using a process that combines the use of a discounted cash flow model and analysis of current market data to arrive at an estimate of fair value. The cash flow assumptions and prepayment assumptions used in the model are based on various factors, with the key assumptions being mortgage prepayment speeds, discount rates and credit losses. These assumptions are generated and applied based on collateral stratifications including product type, remittance type, geography, delinquency and coupon dispersion. These assumptions require the use of judgment by Nationstar and can have a significant impact on the determination of the MSR’s fair value. During 2010, management obtained third-party valuations that covered portions of the portfolio to assess the reasonableness of the fair value calculations provided by the cash flow model. Because of the nature of the valuation inputs, Nationstar classifies these valuations as Level 3 in the fair value disclosures.

Real Estate Owned—Nationstar determines the fair value of real estate owned properties through the use of third-party appraisals and broker price opinions, adjusted for estimated selling costs. Such estimated selling costs include realtor fees and other anticipated closing costs. These values are adjusted to take into account factors that could cause the actual liquidation value of foreclosed properties to be different than the appraised values. This valuation adjustment is based upon Nationstar’s historical experience with real estate owned. Nationstar regularly reviews recent sales activity of its real estate owned properties in order to ensure that the estimated realizable value is consistent with the recorded amount. Real estate owned is classified as Level 3 in the fair value disclosures.

Derivative Instruments—Nationstar enters into a variety of derivative financial instruments as part of its hedging strategy. The majority of these derivatives are exchange-traded or traded within highly active dealer markets. In order to determine the fair value of these instruments, Nationstar utilizes the exchange price or dealer market price for the particular derivative contract; therefore, these contracts are classified as Level 2.

Unsecured Senior Notes—The fair value of unsecured senior notes are based on quoted market prices, and Nationstar classifies these valuations as Level 1 in the fair value disclosures.

Nonrecourse Debt — Legacy Assets—Nationstar estimates fair value based on the present value of future expected discounted cash flows with the discount rate approximating current market value for similar financial instruments. As these prices are derived from a combination of internally developed valuation models and quoted market prices, Nationstar classifies these valuations as Level 3 in the fair value disclosures.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

16.	Fair Value Measurements (continued)

ABS Nonrecourse Debt—Nationstar estimates fair value based on the present value of future expected discounted cash flows with the discount rate approximating current market value for similar financial instruments. As these prices are derived from a combination of internally developed valuation models and quoted market prices, Nationstar classifies these valuations as Level 3 in the fair value disclosures.

The estimated carrying amount and fair value of Nationstar’s financial instruments and other assets and liabilities measured at fair value on a recurring basis is as follows for the dates indicated (in thousands):

		December 31, 2010
	Total	Recurring Fair Value Measurements
	Fair Value	Level 1	Level 2	Level 3

Assets
Mortgage loans held for sale(1)	$371,160	$—	$371,160	$—
Mortgage loans held for investment, subject to ABS nonrecourse debt(1)	538,440	—	—	538,440
Mortgage servicing rights(1)	145,062	—	—	145,062
Other assets:
IRLCs	4,703	—	4,703	—
Forward MBS trades	3,963	—	3,963	—

Total assets	$1,063,328	$—	$379,826	$683,502

Liabilities
Derivative financial instruments
Interest rate swaps	$7,801	$—	$7,801	$—
Derivative financial instruments, subject to ABS nonrecourse debt	18,781	—	18,781	—
ABS nonrecourse debt(1)	496,692	—	—	496,692

Total liabilities	$523,274	$—	$26,582	$496,692

(1)	Based on the nature and risks of these assets and liabilities, the Company has determined that presenting them as a single class is appropriate.

		December 31, 2009
	Total	Recurring Fair Value Measurements
	Fair Value	Level 1	Level 2	Level 3

Assets
Mortgage loans held for sale(1)	$203,131	$—	$203,131	$—
Investment in debt securities(1)	2,486	—	—	2,486
Mortgage servicing rights(1)	114,605	—	—	114,605
Other assets:
IRLCs	2,414	—	2,414	—
Forward MBS trades	3,383	—	3,383	—
Loan sale commitments	1,439	—	1,439	—

Total assets	$327,458	$—	$210,367	$117,091

(1)	Based on the nature and risks of these assets and liabilities, the Company has determined that presenting them as a single class is appropriate.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

16.	Fair Value Measurements (continued)

The table below presents a reconciliation for all of Nationstar’s Level 3 assets measured at fair value on a recurring basis (in thousands).

	Level 3 Recurring Fair Value Measurements
		Total Gains (Losses) Included in		Purchases,
	Fair Value—		Other	Sale,	Transfers
	Beginning of	Net Income	Comprehensive	Issuances, and	In/Out of	Fair Value—
	Period(1)	(Loss)	Income	Settlements	Level 3	End of Period

Year-ended December 31, 2010
Assets
Mortgage loans held for investment, subject to ABS nonrecourse debt	$928,891	$71,239	$—	$(461,690)	$—	$538,440
Mortgage servicing rights	104,174	20,210	—	20,678	—	145,062

Total assets	$1,033,065	$91,449	$—	$(441,012)	$—	$683,502

LIABILITIES
ABS nonrecourse debt	$884,846	$(16,937)	$—	$(371,217)	$—	$496,692

Year-ended December 31, 2009
Assets
Investment in debt securities	$9,294	$(6,808)	$—	$—	$—	$2,486
Mortgage servicing rights	110,808	(19,583)	—	23,380	—	114,605

Total assets	$120,102	$(26,391)	$—	$23,380	$—	$117,091

(1)	Amounts include derecognition of previously retained beneficial interests and mortgage servicing rights upon adoption of ASC 810 related to consolidation of certain VIEs.

The table below presents the items which Nationstar measures at fair value on a nonrecurring basis (in thousands).

					Total Gains
	Nonrecurring Fair Value			Total	(Losses)
	Measurements			Estimated	Included in
	Level 1	Level 2	Level 3	Fair Value	Earnings

Year-ended December 31, 2010
Assets
Real estate owned(1)	$—	$—	$27,337	$27,337	$—

Total assets	$—	$—	$27,337	$27,337	$—

Year-ended December 31, 2009
Assets
Real estate owned(1)	$—	$—	$10,262	$10,262	$(7,512)

Total assets	$—	$—	$10,262	$10,262	$(7,512)

(1)	Based on the nature and risks of these assets and liabilities, the Company has determined that presenting them as a single class is appropriate.

For the year ended December 31, 2009, Nationstar transferred approximately $530.9 million in mortgage loans held for sale to the held for investment classification in connection with the securitization of approximately $222 million of asset-backed securities, which was structured as a

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

16.	Fair Value Measurements (continued)

secured borrowing. These loans were classified as Level 3 assets that were measured on a nonrecurring basis for the year ended December 31, 2008, but were not measured at fair value for the year ended December 31, 2009. In addition, Nationstar elected under ASC 825-10, Financial Instruments-Overall to measure newly originated prime residential mortgage loans held for sale at fair value at origination. These newly originated prime residential mortgage loans were classified as Level 2 assets that were measured on a nonrecurring basis for the year ended December 31, 2008, but are measured on a recurring basis for the year ended December 31, 2009.

The table below presents a summary of the estimated carrying amount and fair value of Nationstar’s financial instruments (in thousands).

	December 31, 2010		December 31, 2009
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets:
Cash and cash equivalents	$21,223	$21,223	$41,645	$41,645
Restricted cash	91,125	91,125	52,795	52,795
Mortgage loans held for sale	371,160	371,160	203,131	203,131
Mortgage loans held for investment, subject to nonrecourse debt—Legacy assets	266,840	239,035	301,910	284,774
Mortgage loans held for investment, subject to ABS nonrecourse debt	538,440	538,440	—	—
Investment in debt securities	—	—	2,486	2,486
Derivative instruments	8,666	8,666	7,236	7,236
Financial liabilities:
Notes payable	709,758	709,758	771,857	771,857
Unsecured senior notes	244,061	244,375	—	—
Derivative financial instruments	7,801	7,801	—	—
Derivative instruments, subject to ABS nonrecourse debt	18,781	18,781	—	—
Nonrecourse debt	138,662	140,197	177,675	178,161
ABS nonrecourse debt	496,692	496,692	—	—

17.	Termination of the Company

The duration of Nationstar’s existence is indefinite per the Agreement and shall continue until dissolved in accordance with the terms of the Agreement and the Delaware Limited Liability Company Act (DLLCA).

18.	Limited Liability of Members

The members of a Delaware limited liability company are generally not liable for the acts and omissions of the company, much in the same manner as the shareholders, officers, and directors of a corporation are generally limited by the provisions of the DLLCA and by applicable case law.

19.	Restructuring Charges

To respond to the decreased demand in the home equity mortgage market and other market conditions, Nationstar initiated a program to reduce costs and improve operating effectiveness in 2007. This program included the closing of several offices and the termination of a large portion of

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

19.	Restructuring Charges (continued)

Nationstar’s workforce. As part of this plan, Nationstar expected to incur lease and other contract termination costs. Nationstar recorded restructuring charges totaling $2.3 million, $2.2 million, and $1.2 million for the years ended December 31, 2010, 2009, and 2008, respectively, related to cancelled lease expenses that are reflected in general and administrative expenses. In addition, Nationstar recorded severance and other employee termination benefits totaling $0.3 million for the year ended December 31, 2008. No severance or other employee termination benefits were incurred for the years ended December 31, 2010 and 2009.

The following table summarizes, by category, the Company’s restructuring charge activity for the dates indicated (in thousands):

	Liability Balance	Restructuring	Restructuring	Liability Balance
	at January 1	Adjustments	Settlements	at December 31

Year-ended December 31, 2008
Restructuring charges:
Employee severance and other	$1,048	$270	$(1,318)	$—
Lease terminations	18,310	1,237	(8,644)	10,903

Total	$19,358	$1,507	$(9,962)	$10,903

Year-ended December 31, 2009
Restructuring charges:
Lease terminations	$10,903	$2,222	$(3,660)	$9,465

Total	$10,903	$2,222	$(3,660)	$9,465

Year-ended December 31, 2010
Restructuring charges:
Lease terminations	$9,465	$2,287	$(2,569)	$9,183

Total	$9,465	$2,287	$(2,569)	$9,183

20.	Concentrations of Credit Risk

Properties collateralizing mortgage loans held for investment and real estate owned were geographically disbursed throughout the United States (measured by principal balance and expressed as a percent of the total outstanding mortgage loans held for investment and real estate owned).

The following table details the geographical concentration of mortgage loans held for investment and real estate owned by state for the dates indicated (in thousands).

	December 31, 2010		December 31, 2009
	Unpaid	% of	Unpaid	% of
	Principal	Total	Principal	Total
State	Balance	Outstanding	Balance	Outstanding

Florida	$62,775	14.4%	$78,331	15.1%
Texas	58,815	13.4%	65,519	12.6%
California	41,019	9.4%	55,785	10.7%
All other states(1)	274,235	62.8%	320,010	61.6%

	$436,844	100.0%	$519,645	100.0%

(1)	No other state contains more than 5.0% of the total outstanding.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

20.	Concentrations of Credit Risk (continued)

Additionally, certain loan products’ contractual terms may give rise to a concentration of credit risk and increase Nationstar’s exposure to risk of nonpayment or realization.

The following table details the unpaid principal balance of ARM loans included in mortgage loans held for investment that are subject to future payment increases for the dates indicated (in thousands).

	December 31,	December 31,
	2010	2009

Interest only ARMs	$43,687	$57,745
Amortizing ARMs:
2/28	71,614	108,052
3/27	5,608	9,900
All other ARMs	11,173	5,617

	$132,082	$181,314

21.	Capital Requirements

Certain of Nationstar’s secondary market investors require various capital adequacy requirements, as specified in the respective selling and servicing agreements. To the extent that these mandatory, imposed capital requirements are not met, Nationstar’s secondary market investors may ultimately terminate Nationstar’s selling and servicing agreements, which would prohibit Nationstar from further originating or securitizing these specific types of mortgage loans. In addition, these secondary market investors may impose additional net worth or financial condition requirements based on an assessment of market conditions or other relevant factors.

Among Nationstar’s various capital requirements related to its outstanding selling and servicing agreements, the most restrictive of these requires Nationstar to maintain a minimum adjusted net worth balance of $83.2 million.

As of December 31, 2010, Nationstar was in compliance with all of its selling and servicing capital requirements. Additionally, Nationstar is required to maintain a minimum tangible net worth of at least $150 million as of each quarter-end related to its outstanding Master Repurchase Agreements on our outstanding repurchase facilities. As of December 31, 2010, Nationstar was in compliance with these minimum tangible net worth requirements.

22.	Business Segment Reporting

Nationstar currently conducts business in two separate operating segments: Servicing and Originations. The Servicing segment provides loan servicing on Nationstar’s total servicing portfolio, including the collection of principal and interest payments and the assessment of ancillary fees related to the servicing of mortgage loans. The Originations segment involves the origination, packaging, and sale of agency mortgage loans into the secondary markets via whole loan sales or securitizations. Nationstar reports the activity not related to either operating segment in the Legacy Portfolio and Other column. The Legacy Portfolio and Other column primarily includes all sub-prime mortgage loans originated in the latter portion of 2006 and during 2007 or acquired from CHEC and consolidated VIEs which were consolidated pursuant to the adoption of new accounting guidance related to VIEs adopted on January 1, 2010.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

22.	Business Segment Reporting (continued)

Nationstar’s segments are based upon Nationstar’s organizational structure which focuses primarily on the services offered. The accounting policies of each reportable segment are the same as those of Nationstar except for 1) expenses for consolidated back-office operations and general overhead-type expenses such as executive administration and accounting and 2) revenues generated on inter-segment services performed. Expenses are allocated to individual segments based on the estimated value of services performed, including estimated utilization of square footage and corporate personnel as well as the equity invested in each segment. Revenues generated or inter-segment services performed are valued based on similar services provided to external parties.

To reconcile to Nationstar’s consolidated results, certain inter-segment revenues and expenses costs are eliminated in the “Elimination” column in the following tables.

The following tables are a presentation of financial information by segment for the periods indicated (in thousands):

	Year Ended December 31, 2010
			Operating	Legacy Portfolio
	Servicing	Originations	Segments	and Other	Eliminations	Consolidated

REVENUES:
Servicing fee income	$175,569	$—	$175,569	$820	$(9,263)	$167,126
Other fee income	7,273	7,042	14,315	2,643	—	16,958

Total fee income	182,842	7,042	189,884	3,463	(9,263)	184,084
Gain (loss) on mortgage loans held for sale	—	77,498	77,498	—	(154)	77,344

Total revenues	182,842	84,540	267,382	3,463	(9,417)	261,428
Total expenses and impairments	107,283	86,920	194,203	26,927	(154)	220,976
Other income (expense):
Interest income	263	11,848	12,111	77,521	9,263	98,895
Interest expense	(51,791)	(8,806)	(60,597)	(55,566)	—	(116,163)
Loss on interest rate swaps and caps	(9,801)	—	(9,801)	—	—	(9,801)
Change in fair value on ABS nonrecourse debt	—	—	—	(23,297)	—	(23,297)

Total other income (expense)	(61,329)	3,042	(58,287)	(1,342)	9,263	(50,366)

NET INCOME (LOSS)	$14,230	$662	$14,892	$(24,806)	$—	$(9,914)

Depreciation and amortization	$1,092	$781	$1,873	$244	$—	$2,117
Total assets	689,923	402,627	1,092,550	854,631	—	1,947,181

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

22.	Business Segment Reporting (continued)

	Year Ended December 31, 2009
			Operating	Legacy Portfolio
	Servicing	Originations	Segments	and Other	Eliminations	Consolidated

REVENUES:
Servicing fee income	$91,266	$—	$91,266	$—	$(1,071)	$90,195
Other fee income	8,867	1,156	10,023	—	—	10,023

Total fee income	100,133	1,156	101,289	—	(1,071)	100,218
Gain (loss) on mortgage loans held for sale	—	54,437	54,437	(75,786)	—	(21,349)

Total revenues	100,133	55,593	155,726	(75,786)	(1,071)	78,869
Total expenses and impairments	70,897	47,532	118,429	25,009	(1,071)	142,367
Other income (expense):
Interest income	4,143	4,261	8,404	44,114	—	52,518
Interest expense	(25,877)	(3,438)	(29,315)	(40,568)	—	(69,883)
Loss on interest rate swaps and caps	—	—	—	(14)	—	(14)

Total other income (expense)	(21,734)	823	(20,911)	3,532	—	(17,379)

NET INCOME (LOSS)	$7,502	$8,884	$16,386	$(97,263)	$—	$(80,877)

Depreciation and amortization	$1,004	$538	$1,542	$225	$—	$1,767
Total assets	681,543	239,202	920,745	359,440	—	1,280,185

	Year Ended December 31, 2008
			Operating	Legacy Portfolio
	Servicing	Originations	Segments	and Other	Eliminations	Consolidated

REVENUES:
Servicing fee income	$69,235	$—	$69,235	$—	$(1,183)	$68,052
Other fee income	5,366	589	5,955	—	—	5,955

Total fee income	74,601	589	75,190	—	(1,183)	74,007
Gain (loss) on mortgage loans held for sale	—	21,985	21,985	(108,648)	—	(86,663)

Total revenues	74,601	22,574	97,175	(108,648)	(1,183)	(12,656)
Total expenses and impairments	55,037	30,795	85,832	63,128	(1,183)	147,777
Other income (expense):
Interest income	10,872	1,920	12,792	79,268	—	92,060
Interest expense	(15,718)	(1,289)	(17,007)	(48,541)	—	(65,548)
Loss on interest rate swaps and caps	—	—	—	(23,689)	—	(23,689)

Total other income (expense)	(4,846)	631	(4,215)	7,038	—	2,823

NET INCOME (LOSS)	$14,718	$(7,590)	$7,128	$(164,738)	—	$(157,610)

Depreciation and amortization	$789	$383	$1,172	$137	—	$1,309
Total assets	479,819	72,888	552,707	569,294	—	1,122,001

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

23.	Guarantor Financial Statement Information

In March 2010, Nationstar Mortgage LLC and Nationstar Capital Corporation (the “Issuers”), sold in a private offering $250.0 million aggregate principal amount of 10.875% senior unsecured notes which mature on April 1, 2015. In December 2010, the Company filed with the Securities and Exchange Commission a Form S-4 registration statement to exchange the privately placed notes with registered notes. The terms of the registered notes are substantially identical to those of the privately placed notes. The notes are jointly and severally guaranteed on a senior unsecured basis by all of the Issuer’s existing and future wholly-owned domestic restricted subsidiaries, with certain exceptions. All guarantor subsidiaries are 100% owned by the Issuer. All amounts in the following tables are in thousands.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

23.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2010

(In Thousands)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Assets
Cash and cash equivalents	$20,904	$319	$—	$—	$21,223
Restricted cash	57,579	—	33,546	—	91,125
Accounts receivable, net	435,096	—	3,975	—	439,071
Mortgage loans held for sale	371,160	—	—	—	371,160
Mortgage loans held for investment, subject to nonrecourse debt-Legacy Assets, net	5,536	—	261,304	—	266,840
Mortgage loans held for investment, subject to ABS nonrecourse debt (at fair value)	—	—	538,440	—	538,440
Investment in debt securities—available-for-sale	597	—	—	(597)	—
Investment in subsidiaries	158,276	—	—	(158,276)	—
Receivables from affiliates	—	62,171	132,353	(185,531)	8,993
Mortgage servicing rights	145,062	—	—	—	145,062
Property and equipment, net	7,559	835	—	—	8,394
Real estate owned, net	323	—	27,014	—	27,337
Other assets	29,536	—	—	—	29,536

Total assets	$1,231,628	$63,325	$996,632	$(344,404)	$1,947,181

Liabilities and members’ equity
Notes payable	$472,950	$—	$236,808	$—	$709,758
Unsecured senior notes	244,061	—	—	—	244,061
Payables and accrued liabilities	73,785	—	1,269	—	75,054
Payables to affiliates	185,531	—	—	(185,531)	—
Derivative financial instruments	—	—	7,801	—	7,801
Derivative financial instruments, subject to ABS nonrecourse debt	—	—	18,781	—	18,781
Nonrecourse debt—Legacy Assets	—	—	138,662	—	138,662
ABS nonrecourse debt (at fair value)	—	—	497,289	(597)	496,692

Total liabilities	976,327	—	900,610	(186,128)	1,690,809

Total members’ equity	255,301	63,325	96,022	(158,276)	256,372

Total liabilities and members’ equity	$1,231,628	$63,325	$996,632	$(344,404)	$1,947,181

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

23.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

(In Thousands)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Revenues:
Servicing fee income	$174,660	$1,730	$—	$(9,264)	$167,126
Other fee income	8,259	7,551	1,148	—	16,958

Total fee income	182,919	9,281	1,148	(9,264)	184,084
Gain on mortgage loans held for sale	77,344	—	—	—	77,344

Total revenues	260,263	9,281	1,148	(9,264)	261,428

Expenses and impairments:
Salaries, wages, and benefits	146,746	2,369	—	—	149,115
General and administrative	57,329	1,642	(58)	—	58,913
Provision for loan losses	1,558	—	1,740	—	3,298
Loss on foreclosed real estate	—	—	205	—	205
Occupancy	9,289	156	—	—	9,445

Total expenses and impairments	214,922	4,167	1,887	—	220,976

Other income (expense):
Interest income	17,019	6	72,606	9,264	98,895
Interest expense	(54,075)	—	(62,088)	—	(116,163)
Loss on interest rate swaps and caps	—	—	(9,801)	—	(9,801)
Fair value changes in ABS securitizations	—	—	(23,748)	451	(23,297)
Gain (loss) from subsidiaries	(18,650)	—	—	18,650	—

Total other income (expense)	(55,706)	6	(23,031)	28,365	(50,366)

Net income (loss)	$(10,365)	$5,120	$(23,770)	$19,101	$(9,914)

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

23.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

(In Thousands)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Operating activities
Net income (loss)	$(10,365)	$5,120	$(23,770)	$19,101	$(9,914)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss from subsidiaries	18,650	—	—	(18,650)	—
Share-based compensation	12,856	—	—	—	12,856
Gain on mortgage loans held for sale	(77,344)	—	—	—	(77,344)
Provision for loan losses	1,558	—	1,740	—	3,298
Loss on foreclosed real estate	—	—	205	—	205
Depreciation and amortization	2,104	13	—	—	2,117
Fair value changes in ABS securitization	—	—	23,297	—	23,297
Loss on interest rate swaps and caps	—	—	8,872	—	8,872
Change in fair value of mortgage servicing rights	6,043	—	—	—	6,043
Amortization of debt discount	12,380	—	6,351	—	18,731
Amortization of premiums/discounts	—	—	(4,526)	—	(4,526)
Mortgage loans originated and purchased, net of fees	(2,791,639)	—	—	—	(2,791,639)
Cost of loans sold, net of fees	2,621,275	—	—	—	2,621,275
Principal payments/prepayments received and other changes in mortgage loans originated as held for sale	49,049	—	(16,634)	—	32,415
Changes in assets and liabilities:
Accounts receivable, net	71,364	3	(31,979)	—	39,388
Payables to affiliates	(52,594)	(5,110)	61,662	—	3,958
Other assets	1,152	—	—	—	1,152
Payables and accrued liabilities	8,444	(96)	(185)	—	8,163

Net cash provided by (used) in operating activities	(127,067)	(70)	25,033	451	(101,653)

Investing activities
Principal payments received and other changes on mortgage loans held for investment, subject to ABS nonrecourse debt	—	—	48,838	—	48,838
Proceeds from sales of real estate owned	504	—	73,603	—	74,107
Purchase of mortgage servicing rights, net of liabilities incurred	(17,812)	—	—	—	(17,812)
Property and equipment additions, net of disposals	(3,923)	(13)	—	—	(3,936)

Net cash provided by (used) in investing activities	(21,231)	(13)	122,441	—	101,197

Financing activities
Transfers to/from restricted cash, net	(38,617)	—	4,886	—	(33,731)
Issuance of unsecured notes, net of issue discount	243,013	—	—	—	243,013

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

23.	Guarantor Financial Statement Information (continued)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Repayment of non-recourse debt—Legacy assets	—	—	(45,364)	—	(45,364)
Repayment of ABS nonrecourse debt	(146)	—	(102,869)	(451)	(103,466)
Decrease in notes payable, net	(57,972)	—	(4,127)	—	(62,099)
Debt financing costs	(14,923)	—	—	—	(14,923)
Tax related share-based settlement of units by members	(3,396)	—	—	—	(3,396)

Net cash provided by (used in) financing activities	127,959	—	(147,474)	(451)	(19,966)
Net increase (decrease) in cash and cash equivalents	(20,339)	(83)	—	—	(20,422)
Cash and cash equivalents at beginning of year	41,243	402	—	—	41,645

Cash and cash equivalents at end of year	$20,904	$319	$—	$—	$21,223

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

23.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2009

(In Thousands)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Assets
Cash and cash equivalents	$41,243	$402	$—	$—	$41,645
Restricted cash	18,962	—	33,833	—	52,795
Accounts receivable, net	506,460	3	3,511	—	509,974
Mortgage loans held for sale	203,131	—	—	—	203,131
Mortgage loans held for investment, subject to nonrecourse debt—Legacy Assets, net	6,413	—	295,497	—	301,910
Investment in debt securities—available-for-sale	2,486	—	—	—	2,486
Investment in subsidiaries	275,661	—	—	(275,661)	—
Receivables from affiliates	—	160,645	190,772	(338,843)	12,574
Mortgage servicing rights	114,605	—	—	—	114,605
Property and equipment, net	5,740	835	—	—	6,575
Real estate owned, net	—	—	10,262	—	10,262
Other assets	24,228	—	—	—	24,228

Total assets	$1,198,929	$161,885	$533,875	$(614,504)	$1,280,185

Liabilities and members’ equity
Notes payable	$530,922	$—	$240,935	$—	$771,857
Payables and accrued liabilities	65,341	96	1,393	—	66,830
Payables to affiliates	338,843	—	—	(338,843)	—
Nonrecourse debt—Legacy Assets	—	—	177,675	—	177,675

Total liabilities	935,106	96	420,003	(338,843)	1,016,362

Total members’ equity	263,823	161,789	113,872	(275,661)	263,823

Total liabilities and members’ equity	$1,198,929	$161,885	$533,875	$(614,504)	$1,280,185

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

23.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

(In Thousands)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Revenues:
Servicing fee income	$89,151	$1,044	$—	$—	$90,195
Other fee income	4,823	5,200	—	—	10,023

Total fee income	93,974	6,244	—	—	100,218
Loss on mortgage loans held for sale	(21,349)	—	—	—	(21,349)

Total revenues	72,625	6,244	—	—	78,869

Expenses and impairments:
Salaries, wages, and benefits	88,075	2,614	—	—	90,689
General and administrative	30,111	379	4	—	30,494
Loss on foreclosed real estate	(1,352)	(10,925)	19,789		7,512
Occupancy	6,621	242	—	—	6,863
Loss on available-for-sale securities-other-than-temporary	6,809	—	—	—	6,809

Total expenses and impairments	130,264	(7,690)	19,793		142,367

Other income (expense):
Interest income	42,160	233	10,125	—	52,518
Interest expense	(52,810)	(2,694)	(14,379)	—	(69,883)
Loss on interest rate swaps and caps	(14)	—	—	—	(14)
Gain (loss) from subsidiaries	(12,574)	—	—	12,574	—

Total other income (expense)	(23,238)	(2,461)	(4,254)	12,574	(17,379)

Net income/(loss)	$(80,877)	$11,473	$(24,047)	$12,574	$(80,877)

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

23.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

(In Thousands)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Operating activities:
Net income (loss)	$(80,877)	$11,473	$(24,047)	$12,574	$(80,877)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss from subsidiaries	12,574	—	—	(12,574)	—
Share-based compensation	827	—	—	—	827
Loss on mortgage loans held for sale	21,349	—	—	—	21,349
Loss on foreclosed real estate	(1,352)	(10,925)	19,789	—	7,512
Loss on interest rate swaps and caps	14	—	—	—	14
Unrealized gain on derivative financial instruments	(2,436)	—	—	—	(2,436)
Depreciation and amortization	1,728	39	—	—	1,767
Impairment of investments in debt securities	6,809	—	—	—	6,809
Change in fair value of mortgage servicing rights	27,915	—	—	—	27,915
Amortization of debt discount	19,075	—	2,212	—	21,287
Amortization of premiums/discounts	(1,394)	—	—	—	(1,394)
Mortgage Loans originated and purchased, net of fees	(1,480,549)	—	—	—	(1,480,549)
Cost of loans sold, net of fees	1,007,369	—	—	—	1,007,369
Principal payments/prepayments received and other changes in mortgage loans originated as held for sale	403,256	—	66,816	—	470,072
Changes in assets and liabilities:
Accounts receivable, net	(151,602)	1,113	(3,511)	—	(154,000)
Payables to affiliates	247,676	(47,397)	(133,339)	—	66,940
Other assets	(9,115)	—	—	—	(9,115)
Payables and accrued liabilities	11,550	(12)	1,331	—	12,869

Net cash provided by (used) in operating activities	32,817	(45,709)	(70,749)	—	(83,641)

Investing activities:

Proceeds from sales of real estate owned	1,896	32,202	83	—	34,181
Purchase of mortgage servicing rights, net of liabilities incurred	(1,169)	—	—	—	(1,169)
Property and equipment additions, net of disposals	(2,990)	(39)	—	—	(3,029)

Net cash provided by (used) in investing activities	(2,263)	32,163	83	—	29,983

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

23.	Guarantor Financial Statement Information (continued)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Financing activities:
Transfers to/from restricted cash, net	(18,444)	13,737	(27,056)	—	(31,763)
Issuance of non-recourse debt, net	—	—	191,272	—	191,272
(Decrease) increase in notes payable, net	17,346	—	(77,741)	—	(60,395)
Repayment of non-recourse debt—Legacy assets	—	—	(15,809)	—	(15,809)
Debt financing costs	(18,059)	—	—	—	(18,059)
Capital contributions from members	20,700	—	—	—	20,700

Net cash provided by financing activities	1,543	13,737	70,666	—	85,946
Net increase (decrease) in cash and cash equivalents	32,097	191	—	—	32,288
Cash and cash equivalents at beginning of year	9,146	211	—	—	9,357

Cash and cash equivalents at end of year	$41,243	$402	$—	$—	$41,645

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

23.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

(In Thousands)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Revenues
Servicing fee income	$67,876	$74	$102	$—	$68,052
Other fee income	1,304	4,651	—	—	5,955

Total fee income	69,180	4,725	102	—	74,007
Loss on mortgage loans held for sale	(86,663)	—	—	—	(86,663)

Total revenues	(17,483)	4,725	102	—	(12,656)

Expenses and impairments
Salaries, wages, and benefits	60,808	975	—	—	61,783
General and administrative	22,059	135	—	—	22,194
Loss on foreclosed real estate	(1,011)	3,578	—	—	2,567
Occupancy	5,989	32	—	—	6,021
Loss on available-for-sale securities- other-than-temporary	55,212	—	—	—	55,212

Total expenses and impairments	143,057	4,720	—	—	147,777

Other income (expense)
Interest income	92,030	30	—	—	92,060
Interest expense	(52,931)	(45)	(12,572)	—	(65,548)
Loss on interest rate swaps and caps	(23,689)	—	—	—	(23,689)
Gain (loss) from subsidiaries	(12,480)	—	—	12,480	—

Total other income (expense)	2,930	(15)	(12,572)	12,480	2,823

Net income (loss)	$(157,610)	$(10)	$(12,470)	$12,480	$(157,610)

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

23.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

(In Thousands)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Operating activities
Net income (loss)	$(157,610)	$(10)	$(12,470)	$12,480	$(157,610)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss from subsidiaries	12,480	—	—	(12,480)	—
Share-based compensation	2,333	—	—	—	2,333
Loss on mortgage loans held for sale	86,663	—	—	—	86,663
Loss on foreclosed real estate	(1,011)	3,578	—	—	2,567
Loss on interest rate swaps and caps	23,689	—	—	—	23,689
Unrealized loss on derivative financial instruments	2,077	—	—	—	2,077
Depreciation and amortization	1,301	8	—	—	1,309
Accretion of discount on securities	(4,422)	—	—	—	(4,422)
Impairment of investments in debt securities	55,212	—	—	—	55,212
Change in fair value of mortgage servicing rights	11,701	—	—	—	11,701
Amortization of debt discount	8,879	—	—	—	8,879
Amortization of premiums/discounts	(85)	—	—	—	(85)
Mortgage loans originated and purchased, net of fees	(545,860)	—	—	—	(545,860)
Cost of loans sold, net of fees	513,924	—	—	—	513,924
Principal payments/prepayments received and other changes in mortgage loans originated as held for sale	201,184	—	—	—	201,184
Changes in assets and liabilities:
Accounts receivable, net	(164,961)	(605)	—	—	(165,566)
Payables to affiliates	129,110	128,659	(255,317)	—	2,452
Other assets	38,363	—	—	—	38,363
Payables and accrued liabilities	(36,363)	(297)	62	—	(36,598)

Net cash provided by (used) in operating activities	176,604	131,333	(267,725)	—	40,212

Investing activities
Proceeds from sales of real estate owned	52,764	(23,488)	—	—	29,276
Purchase of mortgage servicing rights, net of liabilities incurred	(19,013)	—	—	—	(19,013)
Interest rate swap settlements	(51,570)	—	—	—	(51,570)
Property and equipment additions, net of disposals	(1,764)	(8)	—	—	(1,772)
Principal payments received on debt securities	8,436	—	—	—	8,436

Net cash used in investing activities	(11,147)	(23,496)	—	—	(34,643)

Financing activities
Transfers to/from restricted cash, net	(517)	(8,402)	(952)	—	(9,871)
(Decrease)/increase in notes payable, net	(325,943)	(100,000)	268,677	—	(157,266)
Debt financing costs	(15,926)	—	—	—	(15,926)

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)

23.	Guarantor Financial Statement Information (continued)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Capital contributions from members	145,600	—	—	—	145,600

Net cash provided by (used in) financing activities	(196,786)	(108,402)	267,725	—	(37,463)
Net increase (decrease) in cash and cash equivalents	(31,329)	(565)	—	—	(31,894)
Cash and cash equivalents at beginning of year	40,475	776	—	—	41,251

Cash and cash equivalents at end of year	$9,146	$211	$—	$—	$9,357

24.	Subsequent Events

In February 2011, Nationstar amended one of its outstanding Master Repurchase Agreements with a financial services company. Under the terms of this new agreement, Nationstar is now required to maintain a minimum tangible net worth of not less than $175 million and is now set to expire in February 2012. In addition, the interest rate paid on any transfer loans has been amended to LIBOR plus a margin of 3.25%.

In March 2011, Nationstar executed a MRA with a financial institution, under which Nationstar may enter into transactions, for an aggregate amount of $50.0 million, in which Nationstar agrees to transfer to the same financial institution certain mortgage loans and certain securities against the transfer of funds by the same financial institution, with a simultaneous agreement by the same financial institution to transfer such mortgage loans and securities to Nationstar at a date certain, or on demand by Nationstar, against the transfer of funds Nationstar. The interest rate is based on LIBOR plus a spread of 1.45% to 3.95%, which varies based on the underlying transferred collateral. The maturity date of this MRA is March 2012.

25.	Unaudited Pro Forma Tax Information

Nationstar has elected to be a disregarded entity for federal tax purposes and is treated as a branch of its parent, FIF. FIF is taxed as a partnership, whereby all income is taxed at the member (partner) level. Historically Nationstar has generated net operating losses for federal and state income tax purposes but has incurred de minimis amounts of state capital, franchise and minimum tax. It is expected that Nationstar will become a wholly owned indirect subsidiary of Nationstar Mortgage Holdings Inc. a new C corporation upon the Restructuring, see Note 1. It is anticipated that Nationstar Mortgage Holdings Inc., Nationstar and all affiliates will join in a consolidated income tax return for US purposes.

Nationstar’s pro forma effective tax rate for 2010 is 0%. The pro forma tax provision (benefit), before valuation allowance, is ($3,612) on pre-tax loss of ($9,914). Nationstar has determined that recognizing a tax benefit and corresponding deferred tax asset is not appropriate as management believes it is more likely than not the deferred tax asset will not be realized. Nationstar will also assume certain tax attributes of certain parent entities of FIF HE Holdings LLC as a result of the Restructuring, including approximately $200 million of net operating loss carry forwards as of December 31, 2010. Nationstar expects to record a full valuation allowance against any resulting deferred tax asset. The utilization of these tax attributes will be limited pursuant to Sections 382 and 383 of the Internal Revenue Code.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2011	2010
	(unaudited)
	(Dollars in thousands)

Assets
Cash and cash equivalents	$48,420	$21,223
Restricted cash (includes $694 and $1,472, respectively, of restricted cash, subject to ABS nonrecourse debt)	73,100	91,125
Accounts receivable, net (includes $3,138 and $2,392, respectively, of accrued interest, subject to ABS nonrecourse debt)	454,235	439,071
Mortgage loans held for sale	268,950	371,160
Mortgage loans held for investment, subject to nonrecourse debt - Legacy Assets, net of allowance for loan losses of $4,426 and $3,298, respectively	262,268	266,840
Mortgage loans held for investment, subject to ABS nonrecourse debt (at fair value)	530,681	538,440
Receivables from affiliates	7,542	8,993
Mortgage servicing rights	151,159	145,062
Property and equipment, net	11,255	8,394
Real estate owned, net (includes $16,142 and $17,509, respectively, of real estate owned, subject to ABS nonrecourse debt)	24,417	27,337
Other assets	36,228	29,536

Total assets	$1,868,255	$1,947,181

Liabilities and members’ equity
Notes payable	$608,451	$709,758
Unsecured senior notes	244,410	244,061
Payables and accrued liabilities (includes $123 and $95, respectively, of accrued interest payable, subject to ABS nonrecourse debt)	103,899	75,054
Derivative financial instruments	7,724	7,801
Derivative financial instruments, subject to ABS nonrecourse debt	15,615	18,781
Nonrecourse debt — Legacy Assets	133,592	138,662
ABS nonrecourse debt (at fair value)	489,321	496,692

Total liabilities	1,603,012	1,690,809
Commitments and contingencies
Total members’ equity	265,243	256,372

Total liabilities and members’ equity	$1,868,255	$1,947,181

See accompanying notes.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2011	2010
	(Unaudited)
	(Dollars in thousands)

Revenues:
Servicing fee income	$57,467	$34,090
Other fee income	7,219	4,660

Total fee income	64,686	38,750
Gain on mortgage loans held for sale	20,506	12,429

Total revenues	85,192	51,179
Expenses and impairments:
Salaries, wages, and benefits	46,923	29,489
General and administrative	15,564	8,720
Provisions for loan losses	1,128	—
(Gain)/Loss on foreclosed real estate	2,247	(21)
Occupancy	2,259	1,901

Total expenses and impairments	68,121	40,089
Other income (expense):
Interest income	18,318	31,333
Interest expense	(25,368)	(29,135)
Loss on interest rate swaps and caps	—	(2,779)
Fair value changes in ABS securitizations	(2,652)	(9,777)

Total other income (expense)	(9,702)	(10,358)

Net income	$7,369	$732

Unaudited pro forma information (Note 18):
Historical net income before taxes	$7,369

Pro forma adjustment for taxes	—

Pro forma net income	$7,369

See accompanying notes.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

		Accumulated Other	Total
	Member	Comprehensive	Members
	Units	Income	Equity
	(Dollars in thousands)

Balance at January 1, 2010	$263,823	$—	$263,823
Cumulative effect of change in accounting principles as of January 1, 2010 related to adoption of new accounting guidance on consolidation of variable interest entities	(8,068)	—	(8,068)
Share-based compensation	12,856	—	12,856
Tax related share-based settlement of units by members	(3,396)	—	(3,396)
Comprehensive loss:
Net loss	(9,914)	—	(9,914)
Change in value of cash flow hedge	—	1,071	1,071

Total comprehensive loss			(8,843)

Balance at December 31, 2010	255,301	1,071	256,372
(unaudited)
Share-based compensation	5,263	—	5,263
Distribution to parent	(3,900)	—	(3,900)
Comprehensive income:
Net income	7,369	—	7,369
Change in value of cash flow hedge	—	139	139

Total comprehensive income			7,508

Balance at March 31, 2011	$264,033	$1,210	$265,243

See accompanying notes.

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months
	Ended March 31,
	2011	2010
	(Unaudited)
	(Dollars in thousands)

Operating activities
Net income	$7,369	$732
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Share-based compensation	5,263	210
Gain on mortgage loans held for sale	(20,506)	(12,429)
Provisions for loan losses	1,128	—
(Gain)/Loss on foreclosed real estate	2,247	(21)
Fair value changes in ABS securitizations	2,652	9,777
Depreciation and amortization	751	398
(Gain)/loss or ineffectiveness on interest rate swaps and caps	(902)	2,779
Change in fair value on mortgage servicing rights	3,784	4,600
Amortization of debt discount	3,066	5,564
Amortization of premiums/discounts	(1,260)	(1,466)
Mortgage loans originated and purchased, net of fees	(654,127)	(512,615)
Cost of loans sold, net of fees	765,695	492,333
Principal payments/prepayments received and other changes in mortgage loans originated as held for sale	2,943	(4,708)
Changes in assets and liabilities:
Accounts receivable, net	(15,164)	(68,510)
Receivables from affiliates	1,451	2,278
Other assets	(1,649)	(2,211)
Payables and accrued liabilities	28,845	650

Net cash provided by/(used in) operating activities	131,586	(82,639)

Continued on following page

NATIONSTAR MORTGAGE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Three Months Ended
	March 31,
	2011	2010
	(Unaudited)
	(Dollars in thousands)

Investing activities
Principal payments received and other changes on mortgage loans held for investment, subject to ABS nonrecourse debt	$2,987	$713
Property and equipment additions, net of disposals	(3,612)	(367)
Acquisition of equity method investee	(6,600)	—
Proceeds from sales of real estate owned	12,503	30,395

Net cash provided by investing activities	5,278	30,741
Financing activities
Transfers from/(to) restricted cash, net	18,025	13,608
Issuance of unsecured notes, net of issue discount	—	243,012
Decrease in notes payable	(101,307)	(164,639)
Repayment of non-recourse debt — Legacy assets	(5,895)	(11,348)
Repayment of ABS nonrecourse debt	(14,288)	(35,559)
Distribution to parent	(3,900)	—
Debt financing costs	(2,302)	(11,270)

Net cash provided by/(used in) financing activities	(109,667)	33,804

Net increase (decrease) in cash and cash equivalents	27,197	(18,094)
Cash and cash equivalents at beginning of period	21,223	41,645

Cash and cash equivalents at end of period	$48,420	$23,551

Supplemental disclosures of noncash activities
Transfer of mortgage loans held for investment to real estate owned	$5,830	$16,252
Transfer of mortgage loans held for investment, subject to ABS nonrecourse debt to real estate owned	16,244	33,740
Transfer of mortgage loans held for sale to real estate owned	288	—
Mortgage servicing rights resulting from sale or securitization of mortgage loans	9,881	3,725
See accompanying notes.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements
March 31, 2011
 (Unaudited)

1.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements include the accounts of Nationstar, and its wholly owned subsidiaries and those variable interest entities (VIEs) where Nationstar is the primary beneficiary. Nationstar applies the equity method of accounting to investments when the entity is not a VIE and Nationstar is able to exercise significant influence, but not control, over the policies and procedures of the entity but owns less than 50% of the voting interests. Intercompany balances and transactions have been eliminated. Results of operations, assets and liabilities of VIEs are included from the date that the Company became the primary beneficiary. In addition, certain prior period amounts have been reclassified to conform to the current period presentation.

The unaudited consolidated financial statements of Nationstar have been prepared in accordance with generally accepted accounting principles (GAAP) for interim information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission (the “SEC”). The accompanying interim financial statements are unaudited; however, in the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations for the three month period ended March 31, 2011, are not necessarily indicative of the results that may be expected for the year ended December 31, 2011.

2.	Recent Accounting Developments

Accounting Standards Update No. 2011-02, A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring (Update No. 2011-02). Update No. 2011-02 is intended to reduce the diversity in identifying troubled debt restructurings (TDRs), primarily by clarifying certain factors around concessions and financial difficulty. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that: 1) the restructuring constitutes a concession; and 2) the debtor is experiencing financial difficulties. The clarifications will generally result in more restructurings being considered troubled. The amendments in this update will be effective for interim and annual periods beginning after June 15, 2011, with retrospective application to the beginning of the annual period of adoption. The adoption of Update No. 2011-02 is not expected to have a material impact on Nationstar’s financial condition, liquidity or results of operations.

Accounting Standards Update No. 2011-03, Reconsideration of Effective Control for Repurchase Agreements (Update No. 2011-03). Update No. 2011-03 is intended to improve the accounting and reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. This amendment removes the criterion pertaining to an exchange of collateral such that it should not be a determining factor in assessing effective control, including (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation guidance related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in the update. The amendments in this update will be effective for interim and annual periods beginning after December 15, 2011. The adoption of Update No. 2011-03 is not expected to have a material impact on Nationstar’s financial condition, liquidity or results of operations.

Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (Update No. 2011-04). Update No. 2011-04 is intended to provide common fair value measurement and disclosure requirements in

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

2.	Recent Accounting Developments (continued)

U.S. GAAP and IFRSs. The changes required in this update include changing the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments in this update are to be applied prospectively and are effective for interim and annual periods beginning after December 15, 2011. The adoption of Update No. 2011-04 is not expected to have a material impact on Nationstar’s financial condition, liquidity or results of operations.

3.	Variable Interest Entities and Securitizations

A summary of the assets and liabilities of Nationstar’s transactions with VIEs included in Nationstar’s consolidated financial statements as of March 31, 2011 and December 31, 2010 is presented in the following table (in thousands).

		Transfers
		Accounted for as
	Securitization	Secured
March 31, 2011	Trusts	Borrowings	Total

Assets
Restricted cash	$694	$20,015	$20,709
Accounts receivable	3,138	265,498	268,636
Mortgage loans held for investment, subject to nonrecourse debt	—	256,108	256,108
Mortgage loans held for investment, subject to ABS nonrecourse debt	530,681	—	530,681
Real estate owned	16,142	7,808	23,950

Total Assets	$550,655	$549,429	$1,100,084

Liabilities
Notes payable	$—	$219,146	$219,146
Payables and accrued liabilities	123	1,187	1,310
Outstanding servicer advances(1)	32,810	—	32,810
Derivative financial instruments	—	6,760	6,760
Derivative financial instruments, subject to ABS nonrecourse debt	15,615	—	15,615
Nonrecourse debt—Legacy Assets	—	133,592	133,592
ABS nonrecourse debt	490,171	—	490,171

Total Liabilities	$538,719	$360,685	$899,404

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

3.	Variable Interest Entities and Securitizations (continued)

		Transfers
		Accounted for as
	Securitization	Secured
December 31, 2010	Trusts	Borrowings	Total

Assets
Restricted cash	$1,472	$32,075	$33,547
Accounts receivable	2,392	286,808	289,200
Mortgage loans held for investment, subject to nonrecourse debt	—	261,305	261,305
Mortgage loans held for investment, subject to ABS nonrecourse debt	538,440	—	538,440
Real estate owned	17,509	9,505	27,014

Total Assets	$559,813	$589,693	$1,149,506

Liabilities
Notes payable	$—	$236,808	$236,808
Payables and accrued liabilities	95	1,173	1,268
Outstanding servicer advances(1)	32,284	—	32,284
Derivative financial instruments	—	7,801	7,801
Derivative financial instruments, subject to ABS nonrecourse debt	18,781	—	18,781
Nonrecourse debt—Legacy Assets	—	138,662	138,662
ABS nonrecourse debt	497,289	—	497,289

Total Liabilities	$548,449	$384,444	$932,893

(1)	Outstanding servicer advances consists of principal and interest advances paid by Nationstar to cover scheduled payments and interest that have not been timely paid by borrowers. These outstanding servicer advances are eliminated upon the consolidation of the securitization trusts.

A summary of the outstanding collateral and certificate balances for securitization trusts, including any retained beneficial interests and mortgage servicing rights, that were not consolidated by Nationstar for the periods ending March 31, 2011 and December 31, 2010 is presented in the following table (in thousands).

	March 31, 2011	December 31, 2010

Total collateral balance	$3,950,854	$4,038,978
Total certificate balance	3,944,442	4,026,844
Total mortgage servicing rights at fair value	25,847	26,419

Nationstar has not retained any variable interests in the unconsolidated securitization trusts that were outstanding as of March 31, 2011 or 2010, and therefore does not have a significant maximum exposure to loss related to these unconsolidated VIEs.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

3.	Variable Interest Entities and Securitizations (continued)

A summary of mortgage loans transferred to unconsolidated securitization trusts that are 60 days or more past due and the credit losses incurred in the unconsolidated securitization trusts are presented below (in thousands):

	Three Months Ended		Three Months Ended
	March 31, 2011		March 31, 2010
	Principal Amount of		Principal Amount of
	Loans 60 Days or	Credit	Loans 60 Days or	Credit
	More Past Due	Losses	More Past Due	Losses

Total securitization Trusts	$756,024	$51,422	$934,905	$48,524

Certain cash flows received from securitization trusts accounted for as sales for the dates indicated were as follows (in thousands):

For the Three Months Ended
	March 31, 2011		March 31, 2010
	Servicing	Loan	Servicing	Loan
	Fees Received	Repurchases	Fees Received	Repurchases

Total securitization trusts	$7,738	$—	$7,027	$—

4.	Consolidated Statement of Cash Flows-Supplemental Disclosure

Total interest paid for the three months ended March 31, 2011 and 2010, was approximately $16.5 million and $23.5 million, respectively.

5.	Accounts Receivable

Accounts receivable consist primarily of accrued interest receivable on mortgage loans and securitizations, collateral deposits on surety bonds, and advances made to securitization trusts, as required under various servicing agreements related to delinquent loans, which are ultimately paid back to Nationstar from such trusts.

Accounts receivable consist of the following (in thousands):

	March 31,	December 31,
	2011	2010

Delinquency advances	$147,262	$148,752
Corporate and escrow advances	243,642	233,432
Insurance deposits	3,390	6,390
Accrued interest (includes $3,138 and $2,392, respectively, subject to ABS nonrecourse debt)	5,047	4,302
Receivable from trusts	38,401	30,095
Other	16,493	16,100

Total accounts receivable	$454,235	$439,071

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

6.	Mortgage Loans Held for Sale and Investment

Mortgage loans held for sale consist of the following (in thousands):

	March 31,	December 31,
	2011	2010

Mortgage loans held for sale—unpaid principal balance	$261,562	$366,880
Mark-to-market adjustment	7,388	4,280

Total mortgage loans held for sale	$268,950	$371,160

Mortgage loans held for sale on a nonaccrual status are presented in the following table for the periods indicated (in thousands):

	March 31,	December 31,
	2011	2010

Mortgage loans held for sale—Non-performing	$1,971	$2,016

A reconciliation of the changes in mortgage loans held for sale to the amounts presented in the consolidated statements of cash flows for the dates indicated is presented in the following table (in thousands):

	For the Three Months Ended
	March 31,	March 31,
	2011	2010

Mortgage loans held for sale—beginning balance	$371,160	$203,131
Mortgage loans originated and purchased, net of fees	654,127	512,615
Cost of loans sold, net of fees	(765,695)	(492,333)
Principal payments received on mortgage loans held for sale and other changes	9,646	4,172
Transfer of mortgage loans held for sale to real estate owned	(288)	—

Mortgage loans held for sale—ending balance	$268,950	$227,585

Mortgage loans held for investment as of the dates indicated include (in thousands):

	March 31,	December 31,
	2011	2010

Mortgage loans held for investment—unpaid principal balance	$405,682	$412,398
Transfer discount
Accretable	(25,659)	(25,219)
Non-accretable	(113,329)	(117,041)
Allowance for loan losses	(4,426)	(3,298)

Mortgage loans held for investment, net	$262,268	$266,840

Over the life of the loan pools, Nationstar continues to estimate cash flows expected to be collected. Nationstar considers expected prepayments and estimates the amount and timing of undiscounted expected principal, interest, and other cash flows (expected as of the transfer date) for each aggregate pool of loans. Nationstar evaluates at the balance sheet date whether the present value of its loans determined using the effective interest rates has decreased and, if so, recognizes a valuation allowance subsequent to the transfer date. The present value of any subsequent increase in the loan pool’s actual cash flows expected to be collected is used first to reverse any existing valuation

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

6.	Mortgage Loans Held for Sale and Investment (continued)

allowance for that loan pool. Any remaining increase in cash flows expected to be collected adjusts the amount of accretable yield recognized on a prospective basis over the loan pool’s remaining life.

The changes in accretable yield on loans transferred to mortgage loans held for investment were as follows (in thousands):

	March 31,	December 31,
	2011	2010

Balance at the beginning of the period	$25,219	$22,040
Additions	—	—
Accretion	(1,103)	(4,082)
Reclassifications from (to) nonaccretable discount	1,543	7,261
Disposals	—	—

Balance at the end of the period	$25,659	$25,219

Nationstar may periodically modify the terms of any outstanding mortgage loans held for investment, subject to nonrecourse debt-Legacy Assets, net for loans that are either in default or in imminent default. Modifications often involve reduced payments by borrowers, modification of the original terms of the mortgage loans, forgiveness of debt and/or increased servicing advances. As a result of the volume of modification agreements entered into, the estimated average outstanding life in this pool of mortgage loans has been extended. Nationstar records interest income on the transferred loans on a level-yield method. To maintain a level-yield on these transferred loans over the estimated extended life, Nationstar reclassified approximately $1.5 million for the three months ended March 31, 2011 and $7.3 million from the twelve months ended December 31, 2010 from nonaccretable difference. Furthermore, the Company considers the decrease in principal, interest, and other cash flows expected to be collected arising from the transferred loans as an impairment, and Nationstar recorded a $1.1 million provision for loan losses for the three months ended March 31, 2010 and a $3.3 million provision for loan losses for the twelve months ended December 31, 2010 on the transferred loans to reflect this impairment.

The changes in the allowance for loan losses on mortgage loans held for investment, subject to nonrecourse debt-Legacy Assets, net were as follows (in thousands) for the dates indicated:

	March 31, 2011
		Non-
	Performing	Performing	Total

Balance at the beginning of the period	$829	$2,469	$3,298
Provision for loan losses	86	1,042	1,128
Recoveries on loans previously charged-off	—	—	—
Charge-offs	—	—	—

Balance at the end of the period	$915	$3,511	$4,426

Ending balance—Collectively evaluated for impairment	$304,421	$101,261	$405,682

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

6.	Mortgage Loans Held for Sale and Investment (continued)

	December 31, 2010
		Non-
	Performing	Performing	Total

Balance at the beginning of the period	$—	$—	$—
Provision for loan losses	829	2,469	3,298
Recoveries on loans previously charged-off	—	—	—
Charge-offs	—	—	—

Balance at the end of the period	$829	$2,469	$3,298

Ending balance — Collectively evaluated for impairment	$311,122	$101,276	$412,398

Loan delinquency and Loan-to-Value Ratio (LTV) are common credit quality indicators that Nationstar monitors and utilizes in its’ evaluation of the adequacy of the allowance for loan losses, of which the primary indicator of credit quality is loan delinquency. LTV refers to the ratio of comparing the loan’s unpaid principal balance to the property’s collateral value. Loan delinquencies and unpaid principal balances are updated monthly based upon collection activity. Collateral values are updated on an as needed basis, which is generally described as an event requiring a decision based at least in part on the collateral value. The collateral values used to derive the LTV’s shown below were obtained at various points during the prior eighteen months.

The following tables provide the outstanding unpaid principal balance of Nationstar’s mortgage loans held for investment by credit quality indicators as of March 31, 2011 and December 31, 2010.

	March 31,	December 31,
	2011	2010
	(In thousands)

Credit Quality by Delinquency Status
Performing	$304,421	$311,122
Non-Performing	101,261	101,276

Total	$405,682	$412,398

Credit Quality by Loan-to-Value Ratio
Less than 60	$45,688	$47,627
Less than 70 and more than 60	18,018	17,498
Less than 80 and more than 70	26,770	26,805
Less than 90 and more than 80	35,567	36,125
Less than 100 and more than 90	38,402	37,599
Greater than 100	241,237	246,744

Total	$405,682	$412,398

Performing loans refer to loans that are less than 90 days delinquent. Non-performing loans refer to loans that are greater than 90 days delinquent.

Effective January 1, 2010, new accounting guidance eliminated the concept of a QSPE and all existing securitization trusts are considered VIEs and are now subject to new consolidation guidance provided in ASC 810. Upon consolidation of these VIEs, Nationstar recognized the securitized mortgage

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

6.	Mortgage Loans Held for Sale and Investment (continued)

loans related to these securitization trusts as mortgage loans held for investment, subject to ABS nonrecourse debt. Additionally, Nationstar elected the fair value option provided for by ASC 825-10.

Mortgage loans held for investment, subject to ABS nonrecourse debt as of March 31, 2011 and December 31, 2010 includes (in thousands):

	March 31,	December 31,
	2011	2010
	(In thousands)

Mortgage loans held for investment, subject to ABS nonrecourse debt — unpaid principal balance	$963,875	$983,106
Fair value adjustment	(433,194)	(444,666)

Mortgage loans held for investment, subject to ABS nonrecourse debt, net	$530,681	$538,440

As of March 31, 2011 and December 31, 2010, respectively, approximately $213.8 million and $223.5 million of the unpaid principal balance of mortgage loans held for investment, subject to ABS nonrecourse debt were over 90 days past due. The fair value of such loans was approximately $114.1 million and $117.6 million, respectively.

7.	Mortgage Servicing Rights

MSRs arise from contractual agreements between Nationstar and investors in mortgage securities and mortgage loans. Nationstar records MSR assets when it sells loans on a servicing-retained basis, at the time of securitization or through the acquisition or assumption of the right to service a financial asset. Under these contracts, Nationstar performs loan servicing functions in exchange for fees and other remuneration.

The fair value of the MSRs is based upon the present value of the expected future cash flows related to servicing these loans. Nationstar receives a base servicing fee ranging from 0.25% to 0.50% annually on the remaining outstanding principal balances of the loans. The servicing fees are collected from investors. Nationstar determines the fair value of the MSRs by the use of a cash flow model that incorporates prepayment speeds, discount rate, and other assumptions (including servicing costs) management believes are consistent with the assumptions other major market participants use in valuing the MSRs. The Company periodically obtains third-party valuations of a portion of its MSRs to assess the reasonableness of the fair value calculated by the cash flow model.

Nationstar used the following assumptions in estimating the fair value of MSRs for the dates indicated:

	March 31, 2011	December 31, 2010

Discount rate	9.7% to 30.0%	9.7% to 30.0%
Total prepayment speeds	10.57% to 28.71%	10.57% to 28.71%
Expected weighted-average life	3.49 to 6.75 years	3.49 to 6.75 years
Credit losses	5.82% to 60.19%	5.82% to 60.19%

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

7.	Mortgage Servicing Rights (continued)

The activity of MSRs carried at fair value is as follows (in thousands):

	March 31,	December 31,
	2011	2010

Fair value at the beginning of the period	$145,062	$114,605
Additions:
Servicing resulting from transfers of financial assets	9,881	26,253
Recognition of MSRs from derecognition of variable interest entities	—	2,866
Purchases of servicing assets	—	17,812
Deductions:
Derecognition of servicing assets due to new accounting guidance on consolidation of variable interest entities	—	(10,431)
Changes in fair value:
Due to changes in valuation inputs or assumptions used in the valuation model	—	9,455
Other changes in fair value	(3,784)	(15,498)

Fair value at the end of the period	$151,159	$145,062

Unpaid principal balance of loans serviced for others
Originated or purchased mortgage loans	$31,297,199	$31,686,641
Subserviced for others	33,971,672	30,649,472

Total unpaid principal balance of loans serviced for others	$65,268,871	$62,336,113

Total servicing and ancillary fees from Nationstar’s portfolio of residential mortgage loans are presented in the following table for the periods indicated (in thousands):

	For the Three Months Ended
	March 31, 2011	March 31, 2010

Servicing fees	$43,138	$22,498
Ancillary fees	18,357	13,193

Total servicing and ancillary fees	$61,495	$35,691

8.	Other Assets

Other assets consisted of the following (in thousands):

	March 31,	December 31,
	2011	2010

Deferred financing costs	$14,639	$14,396
Derivative financial instruments	6,699	8,666
Prepaid expenses	3,003	3,379
Equity method investment	6,600	—
Other	5,287	3,095

Total other assets	$36,228	$29,536

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

8.	Other Assets (continued)

In March 2011, the Company acquired a 22% interest in ANC Acquisition LLC (ANC) for $6.6 million. ANC is the parent company of National Real Estate Information Services, Inc. (NREIS), a real estate services company. As the Company is able to exercise significant influence, but not control, over the policies and procedures of the entity, and Nationstar owns less than 50% of the voting interests, Nationstar applies the equity method of accounting.

9.	Derivative Financial Instruments

On October 1, 2010, the Company designated an existing interest rate swap as a cash flow hedge against outstanding floating rate financing associated with the Nationstar Mortgage Advance Receivables Trust 2009-ADV1 financing. Under the swap agreement, the Company receives interest equivalent to one month LIBOR and pays a fixed rate of 2.0425% based on an amortizing notional of $280.0 million as of March 31, 2011, with settlements occurring monthly until November 2013.

The Effect of Derivative Instruments on the Statement of Operations
for the three months ended March 31, 2011
(in thousands)

Location of
Gain (Loss)
Recognized
		Location of	Amount of	in Income on
		Gain (Loss)	Gain (Loss)	Derivative
	Amount of	Reclassified	Reclassified	(Ineffective	Amount of
Derivatives	Gain (Loss)	from	from	Portion and	Gain (Loss)
in ASC815	Recognized	Accumulated	Accumulated	Amount	Recognized
Cash Flow	in OCI on	OCI into	OCI into	Excluded from	in Income on
Hedging	Derivative	Income	Income	Effectiveness	Derivative
Relationships	(Effective Portion)	(Effective Portion)	(Effective Portion)	Testing)	(Ineffective Portion)

Interest Rate Swap	$139	Interest Expense	$278	Interest Expense	$902

As of March 31, 2011, there are no credit risk related contingent features in any of the Company’s derivative agreements. The amount of OCI expected to be reclassified to the consolidated statement of operations in the next 12 months is $0.7 million.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

9.	Derivative Financial Instruments (continued)

The following tables provide the outstanding notional balances and fair values of outstanding positions for the dates indicated, and recorded gains (losses) during the periods indicated (in thousands).

				Recorded
	Expiration	Outstanding		Gains /
	Dates	Notional	Fair Value	(Losses)

THREE MONTHS ENDED MARCH 31, 2011
MORTGAGE LOANS HELD FOR SALE
Loan sale commitments	2011	$30,931	$861	$819
OTHER ASSETS
IRLCs	2011	509,882	6,699	1,997
LIABILITIES
Interest rate swaps and caps	2011-2013	395,500	6,760	902
Forward MBS trades	2011	531,701	964	(4,928)
Interest rate swap, subject to ABS nonrecourse debt	2013	234,921	15,615	3,166
YEAR ENDED DECEMBER 31, 2010
MORTGAGE LOANS HELD FOR SALE
Loan sale commitments	2011	$28,641	$42	$(1,397)
OTHER ASSETS
IRLCs	2011	391,990	4,703	2,289
Forward MBS trades	2011	546,500	3,963	580
LIABILITIES
Interest rate swaps and caps	2011-2013	429,000	7,801	8,872
Interest rate swap, subject to ABS nonrecourse debt	2013	245,119	18,781	2,049

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

10.	Indebtedness

   Notes Payable

A summary of the balances of notes payable for the dates indicated is presented below (in thousands).

	March 31, 2011		December 31, 2010
		Collateral		Collateral
	Outstanding	Pledged	Outstanding	Pledged

Financial institutions repurchase facility (2011)	$—	$—	$—	$—
Financial institutions repurchase facility (2010)	27,063	29,225	43,059	45,429
Financial services company repurchase facility	177,648	185,184	209,477	223,119
Financial institutions repurchase facility (2009)	27,942	29,106	39,014	40,640
Financial services company 2009-ADV1 advance facility	219,146	263,898	236,808	285,226
Financial institutions 2010-ADV1 advance facility	—	—	—	—
GSE MSR facility	14,345	18,272	15,733	18,951
GSE ASAP+ facility	5,512	5,594	51,105	53,230
GSE EAF facility	136,795	171,860	114,562	142,327

Total notes payable	$608,451	$703,139	$709,758	$808,922

In March 2011, Nationstar executed a Master Repurchase Agreement (MRA) with a financial institution, under which Nationstar may enter into transactions, for an aggregate amount of $50.0 million, in which Nationstar agrees to transfer to the same financial institution certain mortgage loans and certain securities against the transfer of funds by the same financial institution, with a simultaneous agreement by the same financial institution to transfer such mortgage loans and securities to Nationstar at a date certain, or on demand by Nationstar, against the transfer of funds Nationstar. The interest rate is based on LIBOR plus a spread of 1.45% to 3.95%, which varies based on the underlying transferred collateral. The maturity date of this MRA is March 2012.

In February 2010, Nationstar executed a second MRA with a financial institution, which expires in October 2011. The MRA states that from time to time Nationstar may enter into transactions, for an aggregate amount of $75 million, in which Nationstar agrees to transfer to the same financial institution certain mortgage loans against the transfer of funds by the same financial institution, with a simultaneous agreement by the same financial institution to transfer such mortgage loans to Nationstar at a date certain, or on demand by Nationstar, against the transfer of funds from Nationstar. The interest rate is based on LIBOR plus a spread ranging from 2.75% to 3.50%, with a minimum interest rate of 4.75%.

Nationstar has a third MRA with a financial services company, which expires in February 2012. The MRA states that from time to time Nationstar may enter into transactions, for an aggregate amount of $300 million, in which Nationstar agrees to transfer to the financial services company certain mortgage loans or mortgage-backed securities against the transfer of funds by the financial services company, with a simultaneous agreement by the financial services company to transfer such mortgage loans or mortgage-backed securities to Nationstar at a certain date, or on demand by Nationstar, against the transfer of funds from Nationstar. The interest rate is based on LIBOR plus a margin of 3.25%.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

10.	Indebtedness (continued)

In October 2009, Nationstar executed a fourth MRA with a financial institution. This MRA states that from time to time Nationstar may enter into transactions, for an aggregate amount of $100 million, in which Nationstar agrees to transfer to the financial institution certain mortgage loans against the transfer of funds by the financial institution, with a simultaneous agreement by the financial institution to transfer such mortgage loans to Nationstar at a certain date, or on demand by Nationstar, against the transfer of funds from Nationstar. The interest rate is based on LIBOR plus a spread of 3.50%. The maturity date of this MRA with the financial institution is December 2011.

Nationstar maintains a facility with a financial services company, the 2009-ADV1 Advance Facility. This facility has the capacity to purchase up to $350 million of advance receivables. The interest rate is based on LIBOR plus a spread ranging from 3.00% to 12.00%. The maturity date of this facility with the financial services company is December 2011. This debt is nonrecourse to Nationstar.

In December 2010, Nationstar executed the 2010-ADV1 Advance Facility with a financial institution. This facility has the capacity to purchase up to $200 million of advance receivables. The interest rate is based on LIBOR plus a spread of 3.00%. The maturity date of this facility with the financial institution is July 2011, which may be extended if Nationstar elects to pledge any additional advances to this facility. This debt is nonrecourse to Nationstar.

In connection with the October 2009 mortgage servicing rights acquisition, Nationstar executed a four-year note agreement with a government-sponsored enterprise (GSE). As collateral for this note, Nationstar has pledged Nationstar’s rights, title, and interest in the acquired servicing portfolio. The interest rate is based on LIBOR plus 2.50%. The maturity date of this facility is October 2013.

During 2009, Nationstar began executing As Soon As Pooled Plus agreements with a GSE, under which Nationstar transfers to the GSE eligible mortgage loans that are to be pooled into the GSE MBS against the transfer of funds by the GSE. The interest rate is based on LIBOR plus a spread of 1.50%. These agreements typically have a maturity of up to 45 days.

In September 2009, Nationstar executed a one-year committed facility agreement with a GSE, under which Nationstar agrees to transfer to the GSE certain servicing advance receivables against the transfer of funds by the GSE. This facility has the capacity to purchase up to $275 million in eligible servicing advance receivables. The interest rate is based on LIBOR plus a spread of 2.50%. The maturity date of this facility is December 2011.

   Senior Unsecured Notes

In March 2010, Nationstar completed the offering of $250 million of unsecured senior notes, which were issued with an issue discount of $7.0 million for net cash proceeds of $243.0 million, with a maturity date of April 2015. These unsecured senior notes pay interest biannually at an interest rate of 10.875%.

The indenture for the unsecured senior notes contains various covenants and restrictions that limit Nationstar, or certain of its subsidiaries’, ability to incur additional indebtedness, pay dividends, make certain investments, create liens, consolidate, merge or sell substantially all the assets, or enter into certain transactions with affiliates.

   Nonrecourse Debt—Legacy Assets

In November 2009, Nationstar completed the securitization of approximately $222 million of asset-backed securities, which was structured as a secured borrowing. This structure resulted in

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

10.	Indebtedness (continued)

Nationstar carrying the securitized loans as mortgages on Nationstar’s consolidated balance sheet and recognizing the asset-backed certificates acquired by third parties as nonrecourse debt, totaling approximately $133.6 million and $138.7 million at March 31, 2011 and December 31, 2010, respectively. The principal and interest on these notes are paid using the cash flows from the underlying mortgage loans, which serve as collateral for the debt. The interest rate paid on the outstanding securities is 7.50%, which is subject to an available funds cap. The total outstanding principal balance on the underlying mortgage loans serving as collateral for the debt was approximately $419.6 million and $430.0 million at March 31, 2011 and December 31, 2010, respectively. Accordingly, the timing of the principal payments on this nonrecourse debt is dependent on the payments received on the underlying mortgage loans. The unpaid principal balance on the outstanding notes was $155.3 million and $161.2 million at March 31, 2011 and December 31, 2010, respectively.

   ABS Nonrecourse Debt

Effective January 1, 2010, new accounting guidance eliminated the concept of a QSPE, and all existing securitization trusts are considered VIEs and are now subject to new consolidation guidance provided in ASC 810. Upon consolidation of these VIEs, Nationstar derecognized all previously recognized beneficial interests obtained as part of the securitization. In addition, Nationstar recognized the securitized mortgage loans as mortgage loans held for investment, subject to ABS nonrecourse debt, and the related asset-backed certificates acquired by third parties as ABS nonrecourse debt on Nationstar’s consolidated balance sheet. (see Note 3). Additionally, Nationstar elected the fair value option provided for by ASC 825-10. The principal and interest on these notes are paid using the cash flows from the underlying mortgage loans, which serve as collateral for the debt. The interest rate paid on the outstanding securities is based on LIBOR plus a spread ranging from 0.13% to 2.00%, which is subject to an interest rate cap. The total outstanding principal balance on the underlying mortgage loans and real estate owned serving as collateral for the debt was approximately $1,000.6 million and $1,025.3 million at March 31, 2011 and December 31, 2010, respectively. The timing of the principal payments on this ABS nonrecourse debt is dependent on the payments received on the underlying mortgage loans. The outstanding principal balance on the outstanding notes related to these consolidated securitization trusts was $1,009.6 million and $1,037.9 million at March 31, 2011 and December 31, 2010, respectively.

   Financial Covenants

As of March 31, 2011, Nationstar was in compliance with its covenants on Nationstar’s borrowing arrangements and credit facilities. These covenants generally relate to Nationstar’s tangible net worth, liquidity reserves, and leverage requirements.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

11.	General and Administrative

General and administrative expense consists of the following for the dates indicated (in thousands).

	For the Three Months Ended
	March 31, 2011	March 31, 2010

Depreciation and amortization	$751	$398
Advertising	850	1,435
Equipment	909	708
Servicing	4,646	1,327
Telecommunications	819	500
Legal and professional fees	3,095	967
Postage	1,517	1,031
Stationary and supplies	1,002	483
Travel	693	479
Insurance and Other	1,282	1,392

Total general and administrative expense	$15,564	$8,720

12.	Fair Value Measurements

ASC 820 provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tiered fair value hierarchy based on the level of observable inputs used in the measurement of fair value (e.g., Level 1 representing quoted prices for identical assets or liabilities in an active market; Level 2 representing values using observable inputs other than quoted prices included within Level 1; and Level 3 representing estimated values based on significant unobservable inputs). In addition, ASC 820 requires an entity to consider all aspects of nonperformance risk, including its own credit standing, when measuring the fair value of a liability. Under ASC 820, related disclosures are segregated for assets and liabilities measured at fair value based on the level used within the hierarchy to determine their fair values.

The following describes the methods and assumptions used by Nationstar in estimating fair values:

Cash and Cash Equivalents, Restricted Cash, Notes Payable—The carrying amount reported in the consolidated balance sheets approximates fair value.

Mortgage Loans Held for Sale—Nationstar originates mortgage loans in the U.S. that it intends to sell to Fannie Mae, Freddie Mac, and GNMA (collectively, the Agencies). Additionally, Nationstar holds mortgage loans that it intends to sell into the secondary markets via whole loan sales or securitizations. Nationstar measures newly originated prime residential mortgage loans held for sale at fair value.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

12.	Fair Value Measurements (continued)

Mortgage loans held for sale are typically pooled together and sold into certain exit markets, depending upon underlying attributes of the loan, such as agency eligibility, product type, interest rate, and credit quality.

Mortgage loans held for sale are valued using a market approach by utilizing either: (i) the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value of a whole mortgage loan, including the value attributable to mortgage servicing and credit risk, (ii) current commitments to purchase loans or (iii) recent observable market trades for similar loans, adjusted for credit risk and other individual loan characteristics. As these prices are derived from quoted market prices, Nationstar classifies these valuations as Level 2 in the fair value disclosures.

Mortgage Loans Held for Investment, subject to nonrecourse debt—Nationstar determines the fair value on loans held for investment using internally developed valuation models. These valuation models estimate the exit price Nationstar expects to receive in the loan’s principal market. Although Nationstar utilizes and gives priority to observable market inputs such as interest rates and market spreads within these models, Nationstar typically is required to utilize internal inputs, such as prepayment speeds, credit losses, and discount rates. These internal inputs require the use of judgment by Nationstar and can have a significant impact on the determination of the loan’s fair value.

Mortgage Loans Held for Investment, subject to ABS nonrecourse debt—Nationstar determines the fair value on loans held for investment, subject to ABS nonrecourse debt using internally developed valuation models. These valuation models estimate the exit price Nationstar expects to receive in the loan’s principal market. Although Nationstar utilizes and gives priority to observable market inputs such as interest rates and market spreads within these models, Nationstar typically is required to utilize internal inputs, such as prepayment speeds, credit losses, and discount rates. These internal inputs require the use of judgment by Nationstar and can have a significant impact on the determination of the loan’s fair value. As these prices are derived from a combination of internally developed valuation models and quoted market prices, Nationstar classifies these valuations as Level 3 in the fair value disclosures.

Mortgage Servicing Rights—Nationstar will typically retain the servicing rights when it sells loans into the secondary market. Nationstar estimates the fair value of its MSRs using a process that combines the use of a discounted cash flow model and analysis of current market data to arrive at an estimate of fair value. The cash flow assumptions and prepayment assumptions used in the model are based on various factors, with the key assumptions being mortgage prepayment speeds and discount rates. These assumptions are generated and applied based on collateral stratifications including product type, remittance type, geography, delinquency and coupon dispersion. These assumptions require the use of judgment by Nationstar and can have a significant impact on the determination of the MSR’s fair value. Periodically, management obtains third-party valuations of a portion of the portfolio to assess the reasonableness of the fair value calculations provided by the cash flow model. Because of the nature of the valuation inputs, Nationstar classifies these valuations as Level 3 in the fair value disclosures.

Real Estate Owned—Nationstar determines the fair value of real estate owned properties through the use of third-party appraisals and broker price opinions, adjusted for estimated selling costs. Such estimated selling costs include realtor fees and other anticipated closing costs. These values are adjusted to take into account factors that could cause the actual liquidation value of foreclosed properties to be different than the appraised values. This valuation adjustment is based

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

12.	Fair Value Measurements (continued)

upon Nationstar’s historical experience with real estate owned. Real estate owned is classified as Level 3 in the fair value disclosures.

Derivative Instruments—Nationstar enters into a variety of derivative financial instruments as part of its hedging strategy. The majority of these derivatives are exchange-traded or traded within highly active dealer markets. In order to determine the fair value of these instruments, Nationstar utilizes the exchange price or dealer market price for the particular derivative contract; therefore, these contracts are classified as Level 2.

Unsecured Senior Notes—The fair value of unsecured senior notes are based on quoted market prices, and Nationstar classifies these valuations as Level 1 in the fair value disclosures.

Nonrecourse Debt—Legacy Assets—Nationstar estimates fair value based on the present value of future expected discounted cash flows with the discount rate approximating current market value for similar financial instruments. As these prices are derived from a combination of internally developed valuation models and quoted market prices, Nationstar classifies these valuations as Level 3 in the fair value disclosures.

ABS Nonrecourse Debt—Nationstar estimates fair value based on the present value of future expected discounted cash flows with the discount rate approximating current market value for similar financial instruments. As these prices are derived from a combination of internally developed valuation models and quoted market prices, Nationstar classifies these valuations as Level 3 in the fair value disclosures.

The estimated carrying amount and fair value of Nationstar’s financial instruments and other assets and liabilities measured at fair value on a recurring basis is as follows for the dates indicated (in thousands):

		March 31, 2011
		Recurring Fair Value Measurements
	Total Fair Value	Level 1	Level 2	Level 3

Assets
Mortgage loans held for sale(1)	$268,950	$—	$268,950	$—
Mortgage loans held for investment, subject to ABS nonrecourse debt(1)	530,681	—	—	530,681
Mortgage servicing rights(1)	151,159	—	—	151,159
Other assets:
IRLCs	6,699	—	6,699	—

Total assets	$957,489	$—	$275,649	$681,840

Liabilities
Derivative financial instruments
Interest rate swaps	$6,760	$—	$6,760	$—
Forward MBS trades	964	—	964	—
Derivative financial instruments, subject to ABS nonrecourse debt	15,615	—	15,615	—
ABS nonrecourse debt(1)	489,321	—	—	489,321

Total liabilities	$512,660	$—	$23,339	$489,321

(1)	Based on the nature and risks of these assets and liabilities, the Company has determined that presenting them as a single class is appropriate.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

12.	Fair Value Measurements (continued)

		December 31, 2010
	Total Fair	Recurring Fair Value Measurements
	Value	Level 1	Level 2	Level 3

Assets
Mortgage loans held for sale(1)	$371,160	$—	$371,160	$—
Mortgage loans held for investment, subject to ABS nonrecourse debt(1)	538,440	—	—	538,440
Mortgage servicing rights(1)	145,062	—	—	145,062
Other assets:
IRLCs	4,703	—	4,703	—
Forward MBS trades	3,963	—	3,963	—

Total assets	$1,063,328	$—	$379,826	$683,502

Liabilities
Derivative financial instruments
Interest rate swaps	$7,801	$—	$7,801	$—
Derivative financial instruments, subject to ABS nonrecourse debt	18,781	—	18,781	—
ABS nonrecourse debt(1)	496,692	—	—	496,692

Total liabilities	$523,274	$—	$26,582	$496,692

(1)	Based on the nature and risks of these assets and liabilities, the Company has determined that presenting them as a single class is appropriate.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

12.	Fair Value Measurements (continued)

The table below presents a reconciliation for all of Nationstar’s Level 3 assets measured at fair value on a recurring basis (in thousands).

	ASSETS
	Mortgage loans
	held for investment,
	subject to ABS	Mortgage		ABS non-
	nonrecourse debt	servicing rights	Total assets	recourse debt

THREE MONTHS ENDED MARCH 31, 2011
Beginning balance	$538,440	$145,062	$683,502	$496,692
Transfers into Level 3	—	—	—	—
Transfers out of Level 3	—	—	—	—
Total gains or losses
Included in earnings (or changes in net assets)	11,472	(3,784)	7,688	9,617
Included in earnings (or changes in net assets)	—	—	—	—
Purchases, issuances, sales and settlements
Purchases	—	—	—	—
Issuances	—	9,881	9,881	—
Sales	—	—	—	—
Settlements	(19,231)	—	(19,231)	(16,988)

Ending balance	$530,681	$151,159	$681,840	$489,321

YEAR ENDED DECEMBER 31, 2010
Beginning balance(1)	$928,891	$104,174	$1,033,065	$884,846
Transfers into Level 3	—	—	—	—
Transfers out of Level 3	—	—	—	—
Total gains or losses
Included in earnings (or changes in net assets)	71,239	(6,043)	65,196	16,938
Included in earnings (or changes in net assets)	—	—	—	—
Purchases, issuances, sales and settlements
Purchases	—	17,812	17,812	—
Issuances	—	26,253	26,253	—
Sales	—	—	—	—
Settlements	(461,690)	2,866	(458,824)	(405,092)

Ending balance	$538,440	$145,062	$683,502	$496,692

(1)	Amounts include derecognition of previously retained beneficial interests and mortgage servicing rights upon adoption of ASC 810 related to consolidation of certain VIEs.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

12.	Fair Value Measurements (continued)

The table below presents the items which Nationstar measures at fair value on a nonrecurring basis (in thousands).

				Total
	Nonrecurring Fair Value Measurements			Estimated	Total Gains (Losses)
	Level 1	Level 2	Level 3	Fair Value	Included in Earnings

Three months ended March 31, 2011
Assets
Real estate owned(1)	$—	$—	$24,417	$24,417	$(2,651)

Total assets	$—	$—	$24,417	$24,417	$(2,651)

Year ended December 31, 2010
Assets
Real estate owned(1)	$—	$—	$27,337	$27,337	$—

Total assets	$—	$—	$27,337	$27,337	$—

(1)	Based on the nature and risks of these assets and liabilities, the Company has determined that presenting them as a single class is appropriate.

The table below presents a summary of the estimated carrying amount and fair value of Nationstar’s financial instruments (in thousands).

	March 31, 2011		December 31 2010
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets:
Cash and cash equivalents	$48,420	$48,420	$21,223	$21,223
Restricted cash	73,100	73,100	91,125	91,125
Mortgage loans held for sale	268,950	268,950	371,160	371,160
Mortgage loans held for investment, subject to nonrecourse debt—Legacy assets	262,268	242,416	266,840	239,035
Mortgage loans held for investment, subject to ABS nonrecourse debt	530,681	530,681	538,440	538,440
Derivative instruments	6,699	6,699	8,666	8,666
Financial liabilities:
Notes payable	608,451	608,451	709,758	709,758
Unsecured senior notes	244,410	255,158	244,061	244,375
Derivative financial instruments	7,724	7,724	7,801	7,801
Derivative instruments, subject to ABS nonrecourse debt	15,615	15,615	18,781	18,781
Nonrecourse debt	133,592	134,696	138,662	140,197
ABS nonrecourse debt	489,321	489,321	496,692	496,692

13.	Capital Requirements

Certain of Nationstar’s secondary market investors require various capital adequacy requirements, as specified in the respective selling and servicing agreements. To the extent that these mandatory, imposed capital requirements are not met, Nationstar’s secondary market investors may

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

13.	Capital Requirements (continued)

ultimately terminate Nationstar’s selling and servicing agreements, which would prohibit Nationstar from further originating or securitizing these specific types of mortgage loans. In addition, these secondary market investors may impose additional net worth or financial condition requirements based on an assessment of market conditions or other relevant factors.

Among Nationstar’s various capital requirements related to its outstanding selling and servicing agreements, the most restrictive of these requires Nationstar to maintain a minimum adjusted net worth balance of $122.3 million.

As of March 31, 2011, Nationstar was in compliance with all of its selling and servicing capital requirements. Additionally, Nationstar is required to maintain a minimum tangible net worth of at least $175 million as of each quarter-end related to its outstanding Master Repurchase Agreements on our outstanding repurchase facilities. As of March 31, 2011, Nationstar was in compliance with these minimum tangible net worth requirements.

14.	Business Segment Reporting

To reconcile to Nationstar’s consolidated results, certain inter-segment revenues and expenses are eliminated in the “Elimination” column in the following tables.

The following tables are a presentation of financial information by segment for the periods indicated (in thousands):

	Three Months Ended March 31, 2011
			Operating	Legacy Portfolio
	Servicing	Originations	Segments	and Other	Eliminations	Consolidated

REVENUES:
Servicing fee income	$58,724	$—	$58,724	$567	$(1,824)	$57,467
Other fee income	2,394	4,044	6,438	781	—	7,219

Total fee income	61,118	4,044	65,162	1,348	(1,824)	64,686
Gain on mortgage loans held for sale	—	20,569	20,569	—	(63)	20,506

Total revenues	61,118	24,613	85,731	1,348	(1,887)	85,192
Total expenses and impairments	40,407	21,812	62,219	5,965	(63)	68,121
Other income (expense):
Interest income	967	2,603	3,570	12,924	1,824	18,318
Interest expense	(13,457)	(1,981)	(15,438)	(9,930)	—	(25,368)
Fair value changes in ABS securitizations	—	—	—	(2,652)	—	(2,652)

Total other income (expense)	(12,490)	622	(11,868)	342	1,824	(9,702)

NET INCOME	$8,221	$3,423	$11,644	$(4,275)	$—	$7,369

Depreciation and amortization	$372	$269	$641	$110	$—	$751
Total assets	720,762	306,170	1,026,932	841,323	—	1,868,255

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

14.	Business Segment Reporting (continued)

	Three Months Ended March 31, 2010
			Operating	Legacy Portfolio
	Servicing	Originations	Segments	and Other	Eliminations	Consolidated

REVENUES:
Servicing fee income	$35,766	$—	$35,766	$458	$(2,134)	$34,090
Other fee income	1,784	1,666	3,450	1,210	—	4,660

Total fee income	37,550	1,666	39,216	1,668	(2,134)	38,750
Gain on mortgage loans held for sale	—	12,446	12,446	—	(17)	12,429

Total revenues	37,550	14,112	51,662	1,668	(2,151)	51,179
Total expenses and impairments	21,282	15,937	37,219	2,887	(17)	40,089
Other income (expense):
Interest income	220	1,629	1,849	27,350	2,134	31,333
Interest expense	(10,646)	(1,308)	(11,954)	(17,181)	—	(29,135)
Loss on interest rate swaps and caps	(2,779)	—	(2,779)	—	—	(2,779)
Fair value changes in ABS securitizations	—	—	—	(9,777)	—	(9,777)

Total other income (expense)	(13,205)	321	(12,884)	392	2,134	(10,358)

NET INCOME (LOSS)	$3,063	$(1,504)	$1,559	$(827)	$—	$732

Depreciation and amortization	$214	$141	$355	$43	$—	$398

15.	Guarantor Financial Statement Information

In March 2010, Nationstar Mortgage LLC and Nationstar Capital Corporation (the “Issuers”), sold in a private offering $250.0 million aggregate principal amount of 10.875% senior unsecured notes which mature on April 1, 2015. In June 2011, the Company filed with the Securities and Exchange Commission an Amendment No. 6 to Form S-4 registration statement to exchange the privately placed notes with registered notes. The terms of the registered notes are substantially identical to those of the privately placed notes. The notes are jointly and severally guaranteed on a senior unsecured basis by all of the Issuer’s existing and future wholly-owned domestic restricted subsidiaries, with certain exceptions. All guarantor subsidiaries are 100% owned by the Issuer. All amounts in the following tables are in thousands.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

15.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING BALANCE SHEET

MARCH 31, 2011

(In Thousands)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Assets
Cash and cash equivalents	$47,843	$577	$—	$—	$48,420
Restricted cash	52,391	—	20,709	—	73,100
Accounts receivable, net	449,498	—	4,737	—	454,235
Mortgage loans held for sale	268,950	—	—	—	268,950
Mortgage loans held for investment, subject to nonrecourse debt—Legacy Asset, net	6,160	—	256,108	—	262,268
Mortgage loans held for investment, subject to ABS nonrecourse debt (at fair value)	—	—	530,681	—	530,681
Investment in debt securities—available-for-sale	850	—	—	(850)	—
Investment in subsidiaries	161,172	—	—	(161,172)	—
Receivables from affiliates	—	63,634	122,834	(178,926)	7,542
Mortgage servicing rights	151,159	—	—	—	151,159
Property and equipment, net	10,420	835	—	—	11,255
Real estate owned, net	466	—	23,951	—	24,417
Other assets	36,227	—	1	—	36,228

Total Assets	$1,185,136	$65,046	$959,021	$(340,948)	$1,868,255

Liabilities and members’ equity
Notes payable	$389,305	$—	$219,146	$—	$608,451
Unsecured senior notes	244,410	—	—	—	244,410
Payables and accrued liabilities	102,589	—	1,310	—	103,899
Payables to affiliates	178,926	—	—	(178,926)	—
Derivative financial instruments	964	—	6,760	—	7,724
Derivative financial instruments, subject to ABS nonrecourse debt	—	—	15,615	—	15,615
Nonrecourse debt — Legacy Assets	—	—	133,592	—	133,592
ABS nonrecourse debt (at fair value)	—	—	490,171	(850)	489,321

Total liabilities	916,194	—	866,594	(179,776)	1,603,012

Total members’ equity	268,942	65,046	92,427	(161,172)	265,243

Total liabilities and members’ equity	$1,185,136	$65,046	$959,021	$(340,948)	$1,868,255

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

15.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(In Thousands)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Revenues:
Servicing fee income	$58,747	$544	$—	$(1,824)	$57,467
Other fee income	4,061	2,687	471	—	7,219

Total fee income	62,808	3,231	471	(1,824)	64,686
Gain on mortgage loans held for sale	20,506	—	—	—	20,506

Total Revenues	83,314	3,231	471	(1,824)	85,192

Expenses and impairments:
Salaries, wages, and benefits	46,130	793	—	—	46,923
General and administrative	14,940	621	3	—	15,564
Provision for loan losses	724	—	404	—	1,128
Loss on foreclosed real estate	245	—	2,002	—	2,247
Occupancy	2,204	55	—	—	2,259

Total expenses and impairments	64,243	1,469	2,409	—	68,121

Other income (expense):
Interest income	3,619	(5)	12,880	1,824	18,318
Interest expense	(13,595)		(11,773)	—	(25,368)
Loss on interest rate swaps and caps	—	—	—	—	—
Fair value changes in ABS securitizations	—	—	(2,905)	253	(2,652)
Gain/(loss) from subsidiaries	2,930	—	—	(2,930)	—

Total other income (expense)	(7,046)	(5)	(1,798)	(853)	(9,702)

Net income/(loss)	$12,025	$1,757	$(3,736)	$(2,677)	$7,369

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

15.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

(In Thousands)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Operating activities:
Net income/(loss)	$12,025	$1,757	$(3,736)	$(2,677)	$7,369
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Loss from subsidiaries	(2,930)	—	—	2,930	—
Share-based compensation	5,263	—	—	—	5,263
Gain on mortgage loans held for sale	(20,506)	—	—	—	(20,506)
Fair value changes in ABS securitizations	—	—	2,905	(253)	2,652
Provision for loan losses	724	—	404	—	1,128
Loss on foreclosed real estate	245	—	2,002	—	2,247
Loss/(gain) on derivative financial instruments	—	—	(902)	—	(902)
Depreciation and amortization	751	—	—	—	751
Change in fair value of mortgage servicing rights	3,784	—	—	—	3,784
Amortization of debt discount	2,241	—	825	—	3,066
Amortization of premiums/discounts	(62)	—	(1,198)	—	(1,260)
Mortgage Loans originated and purchased, net of fees	(654,127)	—	—	—	(654,127)
Cost of loans sold, net of fees	765,695	—	—	—	765,695
Principal Payments/Prepayments Received and other changes in mortgage loans originated as held for sale	2,379	—	564	—	2,943
Changes in assets and liabilities:
Accounts receivable	(14,402)	—	(762)	—	(15,164)
Payables to affiliates	(6,569)	(1,499)	9,519	—	1,451
Other assets	(1,649)	—	—	—	(1,649)
Accounts payable and accrued liabilities	28,804	—	41	—	28,845

Net cash provided by/(used) in operating activities	121,666	258	9,662	—	131,586

Investing activities:
Principal payments received and other changes on mortgage loans held for investment, subject to ABS nonrecourse debt	—	—	2,987	—	2,987
Proceeds from sales of real estate owned	144	—	12,359	—	12,503
Acquisition of equity method investment	(6,600)	—	—	—	(6,600)
Property and equipment additions, net of disposals	(3,612)	—	—	—	(3,612)

Net cash provided by/(used) in investing activities	(10,068)	—	15,346	—	5,278

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

15.	Guarantor Financial Statement Information (continued)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Financing activities:
Transfers to/from restricted cash	5,188	—	12,837	—	18,025
Decrease in notes payable, net	(83,645)	—	(17,662)	—	(101,307)
Repayment of non-recourse debt—Legacy assets	—	—	(5,895)	—	(5,895)
Repayment of ABS non-recourse debt	—	—	(14,288)	—	(14,288)
Debt financing costs	(2,302)	—	—	—	(2,302)
Distribution to parent	(3,900)	—	—	—	(3,900)

Net cash provided by financing activities	(84,659)	—	(25,008)	—	(109,667)
Net increase (decrease) in cash	26,939	258	—	—	27,197
Cash and cash equivalents at beginning of period	20,904	319	—	—	21,223

Cash and cash equivalents at end of period	$47,843	$577	$—	$—	$48,420

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

15.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC
CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2010

(In Thousands)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

ASSETS
Cash and cash equivalents	$20,904	$319	$—	$—	$21,223
Restricted cash	57,579	—	33,546	—	91,125
Accounts receivable, net	435,096	—	3,975	—	439,071
Mortgage loans held for sale	371,160	—	—	—	371,160
Mortgage loans held for investment, subject to nonrecourse debt, Legacy Assets, net	5,536	—	261,304	—	266,840
Mortgage loans held for investment, subject to ABS nonrecourse debt (at fair value)	—	—	538,440	—	538,440
Investment in debt securities—available-for-sale	597	—	—	(597)	—
Investment in subsidiaries	158,276	—	—	(158,276)	—
Receivables from affiliates	—	62,171	132,353	(185,531)	8,993
Mortgage servicing rights	145,062	—	—	—	145,062
Property and equipment, net	7,559	835	—	—	8,394
Real estate owned, net	323	—	27,014	—	27,337
Other assets	29,536	—	—	—	29,536

Total Assets	$1,231,628	$63,325	$996,632	$(344,404)	$1,947,181

LIABILITIES AND MEMBERS’ EQUITY
Notes payable	$472,950	$—	$236,808	$—	$709,758
Unsecured senior notes	244,061	—	—	—	244,061
Payables and accrued liabilities	73,785	—	1,269	—	75,054
Payables to affiliates	185,531	—	—	(185,531)	—
Derivative financial instruments	—	—	7,801	—	7,801
Derivative financial instruments, subject to ABS nonrecourse debt	—	—	18,781	—	18,781
Nonrecourse debt—Legacy Assets	—	—	138,662	—	138,662
ABS nonrecourse debt (at fair value)	—	—	497,289	(597)	496,692

Total liabilities	976,327	—	900,610	(186,128)	1,690,809

Total members’ equity	255,301	63,325	96,022	(158,276)	256,372

Total liabilities and members’ equity	$1,231,628	$63,325	$996,632	$(344,404)	$1,947,181

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

15.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2010

(In Thousands)

			Non-
	Issuer	Guarantor	Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Revenues:
Servicing fee income	$35,687	$536	$—	$(2,133)	$34,090
Other fee income	2,850	1,810	—	—	4,660

Total fee income	38,537	2,346	—	(2,133)	38,750
Gain on mortgage loans held for sale	12,429	—	—	—	12,429

Total Revenues	50,966	2,346	—	(2,133)	51,179
Expenses and impairments:
Salaries, wages, and benefits	28,955	534	—	—	29,489
General and administrative	8,541	174	5	—	8,720
Loss on foreclosed real estate	(21)	—	—	—	(21)
Occupancy	1,866	35	—	—	1,901

Total expenses and impairments	39,341	743	5	—	40,089
Other income (expense):
Interest income	3,899	—	25,301	2,133	31,333
Interest expense	(11,233)	—	(17,902)	—	(29,135)
Loss on interest rate swaps and caps	—	—	(2,779)	—	(2,779)
Fair value changes in ABS securitizations	—	—	(9,777)	—	(9,777)
Gain/(loss) from subsidiaries	(3,559)	—	—	3,559	—

Total other income (expense)	(10,893)	—	(5,157)	5,692	(10,358)

Net income/(loss)	$732	$1,603	$(5,162)	$3,559	$732

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

15.	Guarantor Financial Statement Information (continued)

NATIONSTAR MORTGAGE LLC

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2010

(In Thousands)

	Issuer	Guarantor	Non-Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Operating activities:
Net income/(loss)	$732	$1,603	$(5,162)	$3,559	$732
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Loss from subsidiaries	3,559	—	—	(3,559)	—
Share-based compensation	210	—	—	—	210
Gain on mortgage loans held for sale	(12,429)	—	—	—	(12,429)
Fair value changes in ABS securitizations	—	—	9,777	—	9,777
Loss on foreclosed real estate	(21)	—	—	—	(21)
Loss on interest rate swaps and caps	—	—	2,779	—	2,779
Depreciation and amortization	398	—	—	—	398
Change in fair value of mortgage servicing rights	4,600	—	—	—	4,600
Amortization of debt discount	3,975	—	1,589	—	5,564
Amortization of premiums/discounts	(1,466)	—	—	—	(1,466)
Mortgage Loans originated and purchased, net of fees	(512,615)	—	—	—	(512,615)
Cost of loans sold, net of fees	492,333	—	—	—	492,333
Principal Payments/Prepayments Received and other changes in mortgage loans originated as held for sale	5,319	—	(10,027)	—	(4,708)
Changes in assets and liabilities:
Accounts receivable	(22,267)	5	(46,248)	—	(68,510)
Payables to affiliates	(42,141)	(1,563)	45,982	—	2,278
Other assets	(2,211)	—	—	—	(2,211)
Accounts payable and accrued liabilities	659	15	(24)	—	650

Net cash provided by/(used) in operating activities	(81,365)	60	(1,334)	—	(82,639)
Investing activities:
Principal payments received and other changes on mortgage loans held for investment, subject to ABS nonrecourse debt	—	—	713	—	713
Proceeds from sales of real estate owned	762	—	29,633	—	30,395
Property and equipment additions, net of disposals	(367)	—	—	—	(367)

Net cash provided by/(used) in investing activities	395	—	30,346	—	30,741

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

15.	Guarantor Financial Statement Information (continued)

	Issuer	Guarantor	Non-Guarantor
	(Parent)	(Subsidiaries)	(Subsidiaries)	Eliminations	Consolidated

Financing activities:
Transfers to/from restricted cash	899	—	12,709	—	13,608
Issuance of unsecured senior notes, net of issue discount	243,012	—	—	—	243,012
Decrease in notes payable, net	(169,679)	—	5,040	—	(164,639)
Repayment of non-recourse debt — Legacy assets	—	—	(11,348)	—	(11,348)
Repayment of ABS non-recourse debt	(146)	—	(35,413)	—	(35,559)
Debt financing costs	(11,270)	—	—	—	(11,270)

Net cash provided by financing activities	62,816	—	(29,012)	—	33,804
Net increase (decrease) in cash	(18,154)	60	—	—	(18,094)
Cash and cash equivalents at beginning of period	41,243	402	—	—	41,645

Cash and cash equivalents at end of period	$23,089	$462	$—	$—	$23,551

16.	Related Party Disclosures

In September 2010, the Company entered into a marketing agreement with Springleaf Home Equity, Inc., formerly known as American General Home Equity, Inc., Springleaf General Financial Services of Arkansas, Inc., formerly known as American General Financial Services of Arkansas, Inc. and MorEquity, Inc. (collectively “Springleaf”), each of which are indirectly owned by investment funds managed by affiliates of Fortress Investment Group LLC. Pursuant to this agreement, Nationstar markets mortgage origination products to customers of Springleaf, and is compensated by the origination fees of loans that the Company refinances. The marketing agreement has an initial term of six months. Additionally, in January, 2011, the Company entered into three agreements to act as the loan sub-servicer for Springleaf for a whole loan portfolio and two securitized loan portfolios totaling $4.4 billion for which the Company receives a monthly per loan sub-servicing fee and other performance incentive fees subject to the agreement with Springleaf. For the three months ended March 31, 2011, Nationstar recognized revenue of $2.2 million in additional servicing and other performance incentive fees related to this portfolio. At March 31, 2011, the Company had an outstanding receivable from Springleaf of $1.0 which was included as a component of accounts receivable.

Nationstar is the loan servicer for two securitized loan portfolios managed by Newcastle Investment Corp., which is managed by an affiliate of Fortress, for which the Company receives a monthly net servicing fee equal to 0.5% per annum on the unpaid principal balance of the portfolios. For the three months ended March 31, 2011 and 2010, the Company received servicing fees and other performance incentive fees of $2.6 million and $0.1 million, respectively.

Nationstar Mortgage LLC and Subsidiaries

Notes to Consolidated Financial Statements (continued)
(Unaudited)

17.	Subsequent Event

On June 21, 2011, the Company entered into an agreement to subservice approximately $26.2 billion unpaid principal balance of loans for a financial services company. Management of the Company expects to board the approximately 141,000 loans onto its system during the third quarter 2011 at which time the Company will begin its servicing responsibilities.

On July 1, 2011, the Company purchased MSRs from a financial institution relating to Fannie Mae loans with an unpaid principal balance of approximately $3.6 billion. The purchase price is approximately $33.3 million of which the Company paid $10.0 million on July 1, 2011. The Company expects to board the loans onto its system during the third quarter 2011. Until the Company begins servicing the loans, the financial institution will continue to service the loans as subservicer for a fee.

18.	Unaudited Pro Forma Tax Information

Nationstar’s pro forma effective tax rate for the quarter ended March 31, 2011 is 0%. The pro forma tax provision, before any valuation adjustments, is $2,782 on pre-tax income of $7,369. Nationstar assumes for pro forma purposes that the previously recorded valuation allowance will be released to the extent necessary to eliminate any tax provision.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated fees and expenses (except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the NYSE listing fee) payable by the registrant in connection with the distribution of our common stock::

SEC registration fee	$
FINRA filing fee
NYSE listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Blue Sky fees and expenses
Miscellaneous

Total	$

We will bear all of the expenses shown above.

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law, as amended, or the DGCL, allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if (i) such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

The Company’s amended and restated certificate of incorporation states that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as it exists or may be amended. A director is also not exempt from liability for any transaction from which he or she derived an improper personal benefit, or for violations of Section 174 of the DGCL. To the maximum extent permitted under Section 145 of the DGCL, our amended and restated certificate of incorporation authorizes us to indemnify any and all persons whom we have the power to indemnify under the law.

Our bylaws provide that the Company will indemnify, to the fullest extent permitted by the DGCL, each person who was or is made a party or is threatened to be made a party in any legal proceeding by reason of the fact that he or she is or was a director or officer of the Company or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. However, such indemnification is permitted only if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Indemnification is authorized on a case-by-case basis by (1) our board of directors by a majority vote of disinterested directors, (2) a committee of the disinterested directors, (3) independent legal counsel in a written opinion if (1) and (2) are not available, or if disinterested directors so direct, or (4) the stockholders. Indemnification of former directors or officers shall be determined by any person authorized to act on the matter on our behalf. Expenses incurred by a director or officer in defending against such legal proceedings are payable before the final disposition of the action, provided that the director or officer undertakes to repay us if it is later determined that he or she is not entitled to indemnification.

Prior to completion of this offering, the Company intends to enter into separate indemnification agreements with its directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and bylaws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. We maintain directors’ and officers’ liability insurance for our officers and directors.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Item 15.	Recent Sales of Unregistered Securities.

In the last three years, we have not issued or sold any unregistered securities.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of exhibits is set forth in beginning on page II-5 of this Registration Statement and is incorporated herein by reference.

(b) Financial Statement Schedules: No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

* (f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

* (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

* (i) The undersigned registrant hereby undertakes that:

•	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*	Paragraph references correspond to those of Regulation S-K, Item 512.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lewisville, State of Texas on July 6, 2011.

Nationstar Mortgage Holdings Inc.

/s/  Anthony H. Barone

By:	Anthony H. Barone
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Anthony H. Barone Anthony H. Barone	Chief Executive Officer, President and Director (principal executive officer)	July 6, 2011

/s/ Jay Bray Jay Bray	Chief Financial Officer (principal financial and accounting officer)	July 6, 2011

/s/ Peter Smith Peter Smith	Director	July 6, 2011

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Form of Amended and Restated Certificate of Incorporation of Nationstar Mortgage Holdings Inc.
3	.2*	Form of Amended and Restated Bylaws of Nationstar Mortgage Holdings Inc.
4.1		Form of Stockholders Agreement by and among Nationstar Mortgage Holdings Inc and FIF HE Holdings LLC.
5	.1*	Opinion of Cleary Gottlieb Steen & Hamilton LLP.
10.1		Amended and Restated Servicer Advance Early Reimbursement Addendum, dated as of August 16, 2010, between Nationstar Mortgage LLC and Fannie Mae (incorporated by reference to Exhibit 10.1 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on December 23, 2010).
10.2		Fifth Amended and Restated Master Repurchase Agreement, dated as of January 27, 2010, between The Royal Bank of Scotland plc, as buyer, and Nationstar Mortgage LLC, as seller (incorporated by reference to Exhibit 10.2 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on December 23, 2010).
10.3		Amendment Number One to Fifth Amended and Restated Master Repurchase Agreement, and Amendment Number One to Fifth Amended and Restated Pricing Side Letter, both dated as of April 6, 2010, between The Royal Bank of Scotland Plc and Nationstar Mortgage LLC. (incorporated by reference to Exhibit 10.3 to Amendment No. 3 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on April 27, 2011).
10.4		Amendment Number Two to Fifth Amended and Restated Master Repurchase Agreement, and Amendment Number One to Fifth Amended and Restated Pricing Side Letter, both dated as of February 25, 2011, between The Royal Bank of Scotland Plc and Nationstar Mortgage LLC. (incorporated by reference to Exhibit 10.4 to Amendment No. 3 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on April 27, 2011).
10.5		Subservicing Agreement, dated as of October 29, 2010, between Fannie Mae and Nationstar Mortgage LLC (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on February 9, 2011).
10.6		Strategic Relationship Agreement, dated as of December 16, 2009, between Fannie Mae and Nationstar Mortgage LLC (incorporated by reference to Exhibit 10.4 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on December 23, 2010).
10.7		Subservicing Agreement, dated as of February 1, 2011, among MorEquity, Inc., American General Financial Services of Arkansas, Inc. and American General Home Equity, Inc. as owners and as servicers, and Nationstar Mortgage LLC, as subservicer. (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on March 28, 2011).
10.8		Subservicing Agreement (American General Mortgage Loan Trust 2006-1), dated as of February 1, 2011, between MorEquity, Inc., as servicer, and Nationstar Mortgage LLC, as subservicer (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on March 28, 2011).
10.9		Subservicing Agreement (American General Mortgage Loan Trust 2010-1), dated as of February 1, 2011, between MorEquity, Inc., as servicer, and Nationstar Mortgage LLC, as subservicer. (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on March 28, 2011).
10.10		Sale and Servicing Agreement, dated as of April 6, 2010, between The Financial Asset Securities Corp., as Depositor, Centex Home Equity Company, LLC, as Originator and Servicer, Newcastle Mortgage Securities Trust 2006-1, as Issuer, and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.10 to Amendment No. 5 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on June 6, 2011).

Exhibit
Number	Description

10.11	Sale and Servicing Agreement, dated as of July 12, 2007, between Bear Stearns Asset-Backed Securities I LLC, as Depositor, Nationstar Mortgage LLC, as Servicer, Newcastle Mortgage Securities Trust 2007-1, as Issuing Entity, Wells Fargo Bank, N.A., as Master Servicer, Securities Administrator and Custodian, and The Bank of New York, as Indenture Trustee. (incorporated by reference to Exhibit 10.11 to Amendment No. 5 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on June 6, 2011).
10.12	Subservicing Agreement, effective as of June 21, 2011, between First Tennessee Bank National Association, as Owner and Master Servicer, and Nationstar Mortgage LLC, as Servicer and Subservicer (incorporated by reference to Exhibit 10.12 to Amendment No. 6 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on June 30, 2011).
10.13	Employment Agreement, dated as of January 29, 2008, by and between Nationstar Mortgage LLC and Robert L. Appel (incorporated by reference to Exhibit 10.5 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on December 23, 2010).
10.14	Amendment, dated as of September 17, 2010, to Employment Agreement dated January 29, 2008 by and between Nationstar Mortgage LLC and Robert L. Appel (incorporated by reference to Exhibit 10.6 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on December 23, 2010).
10.15	Employment Agreement, dated as of February 19, 2009, by and between Nationstar Mortgage LLC and Douglas Krueger (incorporated by reference to Exhibit 10.7 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on December 23, 2010).
10.16	Employment Agreement, dated as of September 17, 2010, by and between Nationstar Mortgage LLC and Anthony H. Barone (incorporated by reference to Exhibit 10.8 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on December 23, 2010).
10.17	Employment Agreement, dated as of September 17, 2010, by and between the Company and Jesse K. Bray (incorporated by reference to Exhibit 10.9 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on December 23, 2010).
10.18	Employment Agreement, dated as of September 17, 2010, by and between Nationstar Mortgage LLC and Amar Patel (incorporated by reference to Exhibit 10.10 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on December 23, 2010).
10.19	Form of Restricted Series 1 Preferred Unit Award Agreement under FIF HE Holdings LLC Fifth Amended and Restated Limited Liability Company Agreement (incorporated by reference to Exhibit 10.11 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on December 23, 2010).
10.20	Form of Series 1 Class A Unit Award Agreement under FIF HE Holdings LLC Fifth Amended and Restated Limited Liability Company (incorporated by reference to Exhibit 10.12 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on December 23, 2010).
10.21	Form of Series 2 Class A Unit Award Agreement under FIF HE Holdings LLC Fifth Amended and Restated Limited Liability Company (incorporated by reference to Exhibit 10.13 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on December 23, 2010).
10.22	Nationstar Mortgage LLC Annual Incentive Compensation Plan (incorporated by reference to Exhibit 10.14 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on December 23, 2010).
10.23	Nationstar Mortgage LLC Incentive Program Summary (incorporated by reference to Exhibit 10.15 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on December 23, 2010).
10.24	Nationstar Mortgage LLC Long-Term Incentive Plan for Mr. Krueger. (incorporated by reference to Exhibit 10.16 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on December 23, 2010).

Exhibit
Number		Description

10.25		Fifth Amended and Restated Limited Liability Company Agreement of FIF HE HOLDINGS LLC (incorporated by reference to Exhibit 10.25 to Amendment No. 6 to Nationstar Mortgage LLC’s Registration Statement on Form S-4 filed with the SEC on June 30, 2011).
21	.1*	Subsidiaries of the Registrants.
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23	.2*	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).

*	To be filed by amendment